05012460

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Beida Jade Bird Universal Sci-Tech Company Limited

*CURRENT ADDRESS 3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road, Haidian District
Beijing 100871 PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 1 0 2005
THOMSON
FINANCIAL

FILE NO. 82- ~~34631~~ 34651 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: WM
DAT : 11/10/05

a

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CHANGE OF QUALIFIED ACCOUNTANT, COMPANY SECRETARY AND AUTHORIZED REPRESENTATIVE

The board of directors (the "Board") of the Company announces that Mr. Lee Kwok Ming, Don resigned as Qualified Accountant, Company Secretary and Authorized Representative of the Company due to his personal career development with effect from 2 January 2004. The Board would like to take this opportunity to express its appreciation to Mr. Lee for his contribution to the Company during his tenure.

Mr. Lee confirmed in his notice of resignation that there were no circumstances connected with his resignation which he considered should be brought to the attention of the members of the Company.

The Board is pleased to announce that Mr. Chan Him, Alfred was appointed Qualified Accountant, Company Secretary and Authorized Representative of the Company with effect from 2 January 2004. Mr. Chan is a fellow member of both the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants, United Kingdom.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 2 January 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

b

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increases in the price and trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increases.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 7 January 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

c

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increase in the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increase.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 3 February 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increase in the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increase.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 9 February 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

l

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increase in the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increase.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 12 February 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increase in the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increase.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 February 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increase in the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increase.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 20 February 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increases in the price and trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increases.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 24 February 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Directors have noted the increase in the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increase.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 25 February 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

1

BEIDA JADE BIRD<08095> - Suspension of Trading

At the request of Beijing Beida Jade Bird Universal Sci-Tech Company Limited, trading in its H shares will be suspended with effect from 9:30 a.m. today (8/3/2004) pending for release of an announcement in relation to disposal of an investment which constitutes a major transaction.

K

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 301, Beida Jade Bird Building, No.207 Chengfu Road, Haidian District, Beijing, PRC on Wednesday, 24 March 2004 at 11:00 a.m. for the following purposes:-

1. To approve the audited consolidated financial statements of the Company and its subsidiaries and the Report of the Directors for the year ended 31 December 2003;

2. To consider the payment of a final dividend, if any;

3. To consider the closure of the Register of Members, if necessary;

4. To approve the annual results announcement of the Company for the year ended 31 December 2003 to be published on the GEM website;

5. To consider the contents of the 2003 Annual Report of the Company;

6. To convene the Annual General Meeting of the Company; and

7. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 8 March 2004.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

MAJOR TRANSACTION
RELATING TO THE POSSIBLE DISPOSAL OF SHARES IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

JBU Development has invested in SMIC. On 8 March 2004, SMIC issued its prospectus in relation to the Global Offering. In this connection, JBU Development will dispose of up to 240,000,000 SMIC Ordinary Shares pursuant to the Offer for Sale.

The Disposal constitutes a major transaction pursuant to Rule 19.06 of the GEM Listing Rules and is subject to approval by the shareholders of the Company. Written confirmations from the shareholders of the Company holding approximately 52.5% of the issued share capital of the Company approving the Disposal have been obtained. Therefore, in accordance with Rule 19.39 of the GEM Listing Rules, the Company need not hold a general meeting to consider the Disposal. However, pursuant to its Articles of Association, the Company would convene the SGM as a procedural formality for the purpose of formally recording the approval of the Disposal by the shareholders of the Company.

The Company hereby confirms that, notwithstanding that such SGM has not yet been convened, JBU Development is able to unconditionally sell its SMIC Ordinary Shares pursuant to the Global Offering and in relation thereto to unconditionally deliver such shares for sale on the expected day of closing of the Global Offering, namely Thursday 18 March 2004 (Hong Kong time).

Trading in the H shares of the Company was suspended at the Company's request with effect from 9:30 a.m. on 8 March 2004 pending the release of this announcement. Application has been made to the Stock Exchange for trading of H shares of the Company to resume from 9:30 a.m. on 10 March 2004.

BACKGROUND

As announced by the Company on 6 September 2001, JBU Cayman, a wholly-owned subsidiary of the Company subscribed for 54,000,540 SMIC Preference Shares and 54,000,540 SMIC Series A-1 Non-Convertible Preference Shares, representing approximately 5.29% of the then issued share capital of SMIC, for an aggregate consideration of US$60 million (equivalent to approximately RMB500 million). In June 2002, JBU Cayman assigned its entire interest in SMIC to JBU Development, a wholly-owned subsidiary of the Company.

THE POSSIBLE DISPOSAL

On 8 March 2004. SMIC issued its prospectus in relation to the Global Offering. Effective upon completion of the Global Offering, all the SMIC Preference Shares (other than Series A-1 Non-Convertible Preference Shares) will be converted into SMIC Ordinary Shares pursuant to the Capital Reorganisation. Immediately after the Capital Reorganisation but before the Offer for Sale, JBU Development will hold 540,005,400 SMIC Ordinary Shares. Pursuant to the Offer for Sale, JBU Development will dispose of up to 240,000,000 SMIC Ordinary Shares. The maximum offer price per SMIC Ordinary Share is expected to be HK$2.69. Accordingly, the maximum gross proceeds that JBU Development will receive from the Disposal is approximately HK$646 million.

The Company hereby confirms that, notwithstanding that such SGM has not yet been convened, JBU Development is able to unconditionally sell its SMIC Ordinary Shares pursuant to the Global Offering and in relation thereto to unconditionally deliver such shares for sale on the expected day of closing of the Global Offering, namely Thursday 18 March 2004 (Hong Kong time).

Upon completion of the Global Offering, JBU Development will hold not less than 300,005,400 SMIC Ordinary Shares, representing approximately 1.65% of the issued share capital of SMIC as enlarged by the New Issue.

INFORMATION OF SMIC

The principal business of SMIC is its investment in SMIC Shanghai, which is principally engaged in manufacture, probe test and testing of semiconductor (silicon and compound semiconductor), integrated circuit chips, research and development, design, technical services, mask manufacture, testing and packaging and sale of proprietary IC-related products.

The audited loss of SMIC for the two years ended 31 December 2003 were approximately US$102,603,000 and US$103,362,000 respectively. The audited consolidated net tangible assets of SMIC as at 31 December 2002 and 31 December 2003 were approximately US$856,244,000 and US$1,443,995,000 respectively.

REASONS FOR THE DISPOSAL AND USE OF PROCEEDS

The Directors consider that the Disposal will allow the Company to realize part of its investment in SMIC at a profit and therefore is in the interest of the Company. Based on the book cost for the 240,000,000 SMIC Ordinary Shares and the maximum offer price and maximum number of SMIC Ordinary Shares to be offered for sale by JBU Development, JBU Development is expected to record a gain of approximately HK$438 million from the Disposal, which gain will be reflected in the Company's financial statements for the year ending 31 December 2004. The maximum gross and net proceeds from the Disposal will amount to approximately HK$646 million and HK$625 million respectively. It is intended

that part of the proceeds of approximately HK$300 million will be used for repayment of bank loans utilised for financing the Group's investment in SMIC and the remaining balance of approximately HK$325 million will be used as general working capital.

GENERAL

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system applications, smart card application systems, digital video recording systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The Disposal constitutes a major transaction pursuant to Rule 19.06 of the GEM Listing Rules and is subject to approval by the shareholders of the Company. Written confirmations from a closely allied group of the shareholders of the Company (the "Closely Allied Group"), namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, Beijing Beida Jade Bird Limited, Beijing Beida Jade Bird Software System Co., Dynamic Win Assets Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company, Dragon Air Investments Limited and Hinet Company Limited, holding approximately 52.5% of the issued share capital of the Company approving the Disposal have been obtained. All the members of the Closely Allied Group were the promoters of the Company and accordingly each of the members of the Closely Allied Group has been a shareholder of the Company since the incorporation of the Company in March 2000. The members of the Closely Allied Group have voted unanimously in the past on shareholders' resolutions of the Company in addition to routine resolutions at the Company's annual general meetings, e.g. the resolution to approve the subdivision of the shares of the Company in October 2000 and the resolution to approve the acquisition of 5.29% interest in SMIC in December 2001.

As written confirmations from the members of the Closely Allied Group approving the Disposal have been obtained, in accordance with Rule 19.39 of the GEM Listing Rules, the Company need not hold a general meeting to consider the Disposal. However, pursuant to its Articles of Association, the Company would convene the SGM as a procedural formality for the purpose of formally recording the approval of the Disposal.

A circular containing, among other things, further details on the Disposal and a notice for the SGM will be despatched to the shareholders of the Company as soon as practicable.

Trading in the H shares of the Company was suspended at the Company's request with effect from 9:30 a.m. on 8 March 2004 pending the release of this announcement. Application has been made to the Stock Exchange for trading of H shares of the Company to resume from 9:30 a.m. on 10 March 2004.

Completion of the Disposal is subject to the underwriting agreement for the Global Offering not being terminated. The underwriters may terminate the underwriting agreement upon occurrence of certain events which are common for similar underwriting arrangements. Accordingly, the Disposal may or may not proceed. Shareholders and potential investors of the Company should exercise caution when dealing in the H-shares of the Company.

Definitions

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Company"	北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM
"Capital Reorganisation"	the conversion of SMIC Preference Shares into SMIC Ordinary Shares and the splitting of SMIC Ordinary Shares on a 10-for-1 basis, to be effected upon completion of the Global Offering
"Disposal"	the disposal of up to 240,000,000 SMIC Ordinary Shares by JBU Development pursuant to the Offer for Sale
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Global Offering"	the New Issue and the Offer for Sale
"JBU Cayman"	Beida Jade Bird Universal (Cayman) Investment Company Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of the Company
"JBU Development"	Beida Jade Bird Universal (Cayman) Development Company Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of the Company
"New Issue"	the issue of new shares by SMIC in connection with the proposed listing of SMIC on the Stock Exchange and the New York Stock Exchange
"Offer for Sale"	the sales of existing shares of SMIC by some of the existing shareholders of SMIC in connection with the proposed listing of SMIC on the Stock Exchange and the New York Stock Exchange
"PRC"	People's Republic of China
"SGM"	the special general meeting of the Company to be convened for the purpose of formally recording the approval of the Disposal by the shareholders of the Company
"SMIC"	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands
"SMIC Ordinary Share(s)"	ordinary share(s) of SMIC

"SMIC Preference Share(s)"	various series of convertible preference share(s) of SMIC which at the option of holders or upon occurrence of certain events convertible into SMIC Ordinary Share(s)
"SMIC Series A-1 Non-Convertible Preference Shares"	Series A-1 non-convertible preference shares of SMIC, which are non-convertible and which will be redeemed by SMIC for a nominal amount upon closing of the Global Offering
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

Unless otherwise specified in this announcement and for the purpose of illustration only, translation rates have been used as follows:

HK$7.7740 = US$1.00
RMB8.2781 = US$1.00
HK$0.9335 = RMB1.00

No representation is made that any amounts in US$ or HK$ have been or could be converted at the above rate or at any other rates or at all.

By Order of the Board of
Beijing Beida Jade Bird Universal Sci-tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 9 March 2004

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The directors of the Company ("the Directors") have noted the unusual movements in trading volume and price of the shares of the Company today. Save for the major transaction relating to the possible disposal of shares in Semiconductor Manufacturing International Corporation as disclosed in the Company's announcement dated 9 March 2004, the Directors are not aware of any reason for the unusual movements in trading volume and price of the shares of the Company.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 10 March 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

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This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The directors of the Company ("the Directors") have noted the unusual movements in trading volume and price of the shares of the Company today. Save for the major transaction relating to the possible disposal of shares in Semiconductor Manufacturing International Corporation as disclosed in the Company's announcement dated 9 March 2004, the Directors are not aware of any reason for the unusual movements in trading volume and price of the shares of the Company.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 March 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

0

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESIGNATION OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of the Company announces that Mr. Gao Zhi Kai resigned as Executive Director of the Company with effect from 12 March 2004 due to his personal career development. The vacancy arising from Mr. Gao's resignation will be proposed and replaced at the forthcoming annual general meeting.

Mr. Gao confirmed in his notice of resignation that there were no circumstances connected with his resignation which he considered should be brought to the attention of the members of the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 15 March 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

P

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The directors of the Company ("the Directors") have noted the unusual movements in trading volume and price of the shares of the Company today. Save for the major transaction relating to the possible disposal of shares in Semiconductor Manufacturing International Corporation as disclosed in the Company's announcement dated 9 March 2004, the Directors are not aware of any reason for the unusual movements in trading volume and price of the shares of the Company.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 18 March 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

9

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNUAL RESULTS ANNOUNCEMENT
For the year ended 31 December 2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

CHAIRMAN'S STATEMENT

During the year the Group's turnover and profits were decreased primarily due to a substantial reduction in total solution services projects as affected by the outbreak of the atypical pneumonia in the first half year.

In March 2004 Semiconductor Manufacturing International Corporation ("SMIC") issued a prospectus in relation to the global offering of its shares. In this connection, the Group disposed part of its shares investment in SMIC of 156,842,000 shares with net proceeds of approximately RMB 437 million and a gain of approximately RMB 288 million . The disposal allowed the Company to realize part of its investment in SMIC at a profit and therefore is in the interest of the Company. Part of the proceeds of approximately RMB 311 million will be used for repayment of bank loans utilized for financing the Group's investment in SMIC and the remaining balance of approximately RMB 126 million will be used as general working capital.

After the disposal, the Group still holds 383,163,400 ordinary shares in SMIC, representing approximately 2.1 % of the issued share capital of SMIC. The gain will be recorded in the year 2004 and has significantly strengthened the Group's cash and financial position.

Under the global offering of SMIC shares, the Group has also granted an over-allotment option to the underwriters of SMIC to offer 68,890,000 additional shares to cover over allocation in the global offering within 30 days after 11 March 2004. If the option is exercised, the related net proceeds and gain on the disposal of 68,890,000 additional shares will be approximately RMB 192 million and RMB 127 million respectively.

In recent years, network security has been more and more important to government departments and large business enterprises in China, currently the Group has been selected by certain government departments and major Chinese business enterprises, such as Beijing Municipal Government and China Petroleum, as one of the few on-list suppliers for provision of network security products. We estimate that the results from network security products in year 2004 would be very promising.

In the coming year, the Group proposes to research on and develop first-rate firewall of higher bandwidth, zero packet loss and advanced technology (including the mixed mode firewall with expanded and developed firewall functions, and the improvement of VLAN and VPN), as well as the development of multiple interfaces for external net, virtual private network and email filter.

Wuhan Beida Jade Bird Netsoft Company Limited (" Jade Bird Netsoft "), a subsidiary of the Company, plans to perfect the enterprise version of the network management software, conduct technology development for SNMP Agent API and SNMP Proxy Agent API, the No.2 and No.3 products of the series of Simple Network Management Protocol development platform (SNMP API), so as to complete the production of telecommunication version of the network management software. It is planned to research on and develop VPN management software products. In the future, Jade Bird Netsoft will continue its sales activities nationwide, enhance its marketing activities, build up the awareness of its brands and enlarge its market share with a view to replacing imported goods gradually and accomplishing penetration of the telecommunication version of the network management software into the telecommunication market.

The fire prevention product department of the Group will act under the project with a German company to research on and develop JBF-11S/CD6 the ancillary micron control unit. Further, the Group will also implement the following new projects: the project of Air Force Blue Sky Community for Sichuan Smart

Electric Co. Ltd., the second phase of Europe New City for Heilongjiang Jade Bird Network System Company Limited, and the project of General Time International Apartment in Beijing for Hua Xia Fire Services (Group) Company Limited.

The Management will adopt a conservative operating strategy, will further enhance the return from various business activities, reduce the operating costs and develop more businesses with further potentials so as to increase the profitability of the Group.

RESULTS

The Directors have the pleasure of presenting the audited consolidated results of the Company and its subsidiaries (together "the Group") for the year ended 31 December 2003, together with the comparative figures for the year ended 31 December 2002, as follows:

	Notes	2003	2002
		RMB'000	RMB'000
TURNOVER	2	199,740	250,463
Other revenue and gain	2	1,877	1,260
Operating expenses:			
Materials and equipment		(148,037)	(138,334)
Employee costs		(18,021)	(20,595)
Depreciation of property, plant and equipment		(3,203)	(3,494)
Amortisation of goodwill and intangible assets		(6,230)	(5,619)
Other operating expenses		(9,814)	(20,113)
Total operating expenses		(185,305)	(188,155)
PROFIT FROM OPERATING ACTIVITIES		16,312	63,568
Finance income / (cost)			
Interest income		3,020	4,851
Interest expense		(12,425)	(24,268)
PROFIT BEFORE TAX		6,907	44,151
Tax	3	(2,399)	(1,300)
PROFIT BEFORE MINORITY INTERESTS		4,508	42,851
Minority interests		2,628	(205)
NET PROFIT FROM ORDINARY ACTIVITIES ATTIBUTABLE TO SHAREHOLDERS		7,136	42,646
Proposed final dividend		-	-
EARNINGS PER SHARE – Basic (RMB cents)	4	0.7	4.4

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("Net"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), digital video recording systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover and Other Revenue and Gain

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	2003	2002
	RMB'000	RMB'000
Turnover		
Sales of embedded systems and related products	114,926	85,388
Sales of computer products	70,421	108,246
Provision of total solution services	14,393	56,829
	199,740	250,463
Other revenue		
Gross rental income	315	1,260
Others	200	-
	515	1,260
Gain		
Gain on disposal of a business	1,362	-
	1,877	1,260

3. Taxation

Hong Kong profits tax has not been provided as the Group had no assessable profits arising in Hong Kong during the year (2002 - NIL).

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof.

	2003	2002
	RMB'000	RMB'000
Current – Hong Kong	-	-
– Mainland China	2,399	1,300
Total tax charge for the year	2,399	1,300

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the locations in which the Company and its subsidiaries are situated to the tax expense at the effective tax rate, and a reconciliation of the applicable rate (i.e. the statutory tax rate) to effective tax rates, are as follows:

	2003		2002	
	RMB'000	%	RMB'000	%
Profit before tax	6,907		44,151	
Tax at the statutory tax rate	2,280	33.0	14,570	33.0
Tax losses utilised from previous periods	-	-	(1,381)	(3.1)
Lower tax rate for specific provinces or local authority	(1,695)	(24.5)	(7,162)	(16.2)
Income not subject to tax	(330)	(4.8)	(363)	(0.8)
Expenses not deductible for tax	985	14.3	493	1.1
Tax exemptions	(1,036)	(15.0)	(5,668)	(12.9)
Benefit from operating losses not recorded	2,195	31.7	811	1.8
Tax charge at the Group's effective rate	2,399	34.7	1,300	2.9

4. Earnings Per Share

The calculation of basic earnings per share for the year ended 31 December 2003 were based on the profit attributable to shareholders of RMB7,136,000 (2002 – RMB42,646,000) and on the weighted average number of 1,032,274,000 (2002 – 964,000,000) shares in issue during the year as reflected the new placement of H Shares during the year.

No diluted earnings per share for the year ended 31 December 2003 and the last year have been disclosed as there were no dilutive potential shares in existence during the periods.

FINAL DIVIDEND

The Directors do not recommend the payment of a final dividend (2002 – NIL).

SHARE CAPITAL AND RESERVES

	Issued share Capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Proposed dividend RMB'000	Retained earnings RMB'000	Total RMB'000
As at 31 December 2001 and 1 January 2002	96,400	251,271	10,342	4,820	41,164	403,997
Profit for the year	-	-	-	-	42,646	42,646
Transfer to statutory reserve funds	-	-	6,307	-	(6,307)	-
Settlement of dividends	-	-	-	(4,820)	-	(4,820)
As at 31 December 2002 and 1 January 2003	96,400	251,271	16,649	-	77,503	441,823
Issue of H Shares	14,000	75,164	-	-	-	89,164
Share issue expenses	-	(5,610)	-	-	-	(5,610)
Payable written back	-	1,654	-	-	-	1,654
Profit for the year	-	-	-	-	7,136	7,136
Transfer to statutory reserve funds	-	-	1,218	-	(1,218)	-
As at 31 December 2003	110,400	322,479	17,867	-	83,421	534,167

* Based on a mutual agreement reached between the Company and its supplier during the year, this supplier agreed to fully waive a payable of approximately RMB1,654,000 by the company which had been remained unsettled by the Company with this supplier for a period of time. This payable was resulted from the provision of certain professional services by this supplier to the Company during its initial public offering. Pursuant to the PRC accounting principal and regulations, this is considered to be a debt restructuring arrangement and the gain arising therefrom is non-distributable. As such, it was recognized in the capital reserve accordingly.

SEGMENT INFORMATION

(a) Business segments

The following table presents revenue, profit / (loss) and certain asset and expenditure information for the Group's business segments:

					2003 RMB'000					2002 RMB'000
	NET	**WFAS**	**ASIC**	**GPS**	**IC**	**DVR**	**RMR**	**Computer**	**Total**	**Total**
REVENUE										
Sales to external customers	36,060	31,077	58,151	-	2,730	1,212	89	70,421	199,740	250,463
RESULTS										
Segment results	15,780	3,583	(2,165)	(193)	1,480	477	(1,428)	3,174	20,708	72,553
Interest income									3,020	4,851
Interest expense									(12,425)	(24,268)
Unallocated corporate expenses									(4,396)	(8,985)
Profit before tax									6,907	44,151
Tax									(2,399)	(1,300)
Profit before minority Interests									4,508	42,851
Minority interests									2,628	(205)
Net profit from ordinary activities attributable to shareholders									7,136	42,646
ASSETS										
Segment assets	46,524	34,802	36,234	967	981	-	5,853	44,005	169,366	152,567
Less: Intersegment assets	-	-	(7,180)	-	-	-	-	-	(7,180)	(5,480)
Unallocated corporate assets									832,869	730,868
Total assets									995,055	877,955
LIABILITIES										
Segment liabilities	5,842	27,422	18,212	1,757	139	-	4,867	14,499	72,738	62,675
Less: Intersegment liabilities	(175)	(13,549)	(2,783)	-	-	-	(600)	-	(17,107)	(15,769)
Unallocated corporate liabilities									399,126	380,467
Total liabilities									454,757	427,373
OTHER SEGMENT INFORMATION										
Capital expenditure	257	585	139	-	-	-	-	2	983	2,690
Depreciation for property, plant and equipment	461	462	1,565	40	10	56	44	565	3,203	3,494
Amortisation of goodwill	439	3,500	-	-	-	343	1,708	-	5,990	5,559
Amortisation of intangible assets	-	-	240	-	-	-	-	-	240	60
Provision for / (write-back of)doubtful debts	(62)	116	418	-	(50)	(203)	135	(1,957)	(1,603)	4,426
Provision against obsolete and slow-moving inventories	222	-	-	-	114	-	-	-	336	208

(b) Geographical segments

The following table presents revenue, profit and certain asset and capital expenditure information for the Group's geographical segments:

	Mainland China		Hong Kong		Total	
	2003	2002	2003	2002	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenue						
Sales to external customers	155,994	184,473	43,746	65,990	199,740	250,463
Other information						
Segment assets	987,629	861,673	7426	16,282	955,055	877,955
Capital expenditure	983	1,910	-	780	983	2,690

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Turnover

The audited consolidated turnover of the Group for the year ended 31 December 2003 amounted to RMB199,740,000 (2002 - RMB250,463,000).

The decrease in turnover and the unfavorable operating results was primarily due to a substantial reduction in total solution services projects as affected by the outbreak of the atypical pneumonia in the first half of the year. The higher margin total solution services business experienced a decrease of RMB42.4 million to RMB14.4 million from RMB56.8 million in last year. The decrease in revenue of total solution services was partly offset by increase in revenue from the development and sales of embedded systems and related products of RMB29.5 million to RMB114.9 million. For the year ended 31 December 2003, the turnover from the sales of embedded system products and related products, sales of computer products and total solution services were approximately 57%, 35% and 8% respectively as compared to the more evenly distributed sales mix of 34%, 43% and 23% respectively in the same period last year.

Operating Profit

The operating profit of the Group for the year ended 31 December 2003 amounted to RMB16,312,000 (2002 - RMB63,568,000).

The operating result of the Group was affected by the decrease in the revenue of total solution services which carried a higher margin. In addition, sales of embedded systems as well as sales of computer products also recorded decrease in gross profit margin. The decrease in gross profit was partly offset by savings in employee costs and other operating expenses resulting in a decrease of 74% in operating profit as compared to last year.

Finance Cost

In January 2003, the Company had replaced a short-term bank loan of RMB360 million drawn down in year 2001 with a foreign currency short term bank loan of USD47.5 million (approximately RMB393 million) with a lower interest rate to finance the investment in Semiconductor Manufacturing International Corporation. Therefore, the interest expense recorded a decrease of RMB11.8 million or 49% as compared to last year.

Profit Attributable to Shareholders

The profit attributable to shareholders and earning per share of the Group for the year ended 31 December 2003 were RMB7,136,000 (2002 - RMB42,646,000) and RMB0.7 cents (2002 - 4.4 cents) respectively.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and short term bank loan.

As at 31 December 2003, the Group had cash on hand of RMB278 million and short term bank loans totalling RMB396 million. Included in the short term bank loans, an amount of USD47.5 million (approximately RMB393 million) was the short term bank loan for financing the investment in SMIC. The Group's short term bank loan of RMB3,060,000 was secured by the Group's fixed assets with a net book value of RMB1,097,000. The aforesaid USD short term bank loan was guaranteed by a shareholder of the Company and a subsidiary of Peking University.

On 20 June 2003, the Company entered into a placing agreement with a placing agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at a price of HK$0.6 per H share ("the Placing"). On 4 July 2003, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 140,000,000 new H Shares. The proceeds from the Placing were credited to the books of the Company in July 2003 USD10 million was used to partially repay the Company's short-term bank loan on in March 2004.

BUSINESS REVIEW

Network Security System

During the period, the Group completed the research and development of firewall systems with electronic data verification and classification features as well as the research and development of VPN (Virtual Private Network) for the Ministry of Public Security, and continued the research and development of firewall system employing full gigabit bandwidth technology and attached with IDS features. The Group has completed the production of 54 units of JB-FW1/100 and 4 units of JB-FW1/1000. During the period, a major anti-virus project was implemented for China Petroleum network, a sales contract was entered into with Capital Trust Investment Company, and a hardware sales contract was made with the China Construction Bank.

In order to magnify the effect and promote the awareness of our products, the Group had been advertising on *Network Security Magazine* for six consecutive issues.

Jade Bird Netsoft has completed the development of the network traffic analysis software and the relevant technology, and is continuing the research and development of the technology of SNMP Manager API, being the No.1 product of the series of Simple Network Management Protocol Development Platform (SNMP API), to be applied to the network management platform software NetSureExpert5.2 (enhanced version). The development of the network management platform software NetSureExpert5.2, as well as the basic version of the network traffic analysis software, was completed. During the period, the following projects were completed: a project for Wuhan Telecommunication Bureau; a project for system enhancement and function expansion for the "traffic analysis and clearing system" of the Information Exchange Centre of the Wuhan Telecommunication Bureau; and the e-government project and a network monitoring system of Wuhan Municipal Government. Furthermore, Jade Bird Netsoft entered into a contract with Hubei Provincial Television Broadcast and Information Network Company Limited in relation to a project for the system of Hubei Province digital television network and customers, and a contract with Beijing Municipal Development Planning Commission for the project of e-government network management system (NetSureExpert5.1).

In the fourth quarter of 2003, Jade Bird Netsoft participated in the China e-government technology exhibition held by the Ministry of Information Industry, Ministry of Science and Technology and Shanghai Municipal Government. Jade Bird Netsoft also organized a nationwide sales channel network, as well as training and promotion activities.

For the year ended 31 December 2003, the turnover and profit contributed from the network security system products were RMB36,060,000 and RMB15,780,000 respectively.

Wireless Fire Alarm System

The Group has applied PIC16F630 IC for the technology conversion of its modules and parts products, and has completed the research and development of manual alarm button JBF-101F, input module JBF-131F and output module JBF-141F, and has manufactured more than 100,000 units of various types of on-site devices (including detectors, manual alarm and various types of modules). Also, the Group continues to apply PIC16F676 IC for technology improvement of smoke detector with a view to completing the production of JBF-LN-2100 smoke detectors. During the period, the Group completed the major projects for the Huaxing Times Plaza of Guangxi Zhong Shen Alarm Equipment Company Limited and the commercial and residential districts of Guizhou Baoli Technology Company Limited.

During the period, the Group participated in various types of exhibitions, such as the Fire Services Exhibition in Shanghai held by Shanghai Fire Service Department, and the International Exhibition of Fire Services Equipment and Safety Articles held by Dongguan Municipal Fire Service Department. Extensive promotion was carried out for the Group's products, thus fostering the establishment of its brand name in the industry.

Smoke detector: the design JBF – LN – 2100 and JBF – LN – 2110 were registered with State Intellectual Property Bureau.

For the year ended 31 December 2003, the turnover and profit contributed from the wireless fire alarm system products were RMB31,077,000 and RMB 3,583,000 respectively.

Security ICs

The Group continues the research and development of USB interface mouse driver ICs technology, as well as the home network SOC platform as planned. During the period, the Group entered into sales contracts with a number of companies for supply of products to them, such as GPRS wireless online PCMCIA card, smart card reader, and ITM110 module.

Currently, Beijing Beida Jade Bird Silicon Innovation Company Limited ("BJSI"), a subsidiary of the Company, is in all-round cooperation with a number of international IC design houses. It has reached a design technology level of 0.18um and is approaching 0.13um. The research, development and production of a number of integrated circuit products have been completed. BJSI has an extensive and close partnership with a number of internationally leading integrated circuit OEM enterprises. Another major business of the BJSI is to provide solutions for wireless communication products. BJSI has also established close cooperation with a number of international and domestic wireless telecommunication product design houses and manufacturers.

For the year ended 31 December 2003, the turnover and loss incurred from the security ICs products were RMB58,151,000 and RMB 2,165,000 respectively.

Smart Card Application System

The Group is producing access control system, and has completed the specialized projects of access control system for Ju Ran Zhi Jia Decoration City, and is carrying out the projects of rice-box rendering machines for Northeast Educational University, access control system of the security department of Peking University, and the access control system for the dormitory of Peking University.

For the year ended 31 December 2003, the turnover and profit contributed from the smart cards application system products were RMB2,730,000 and RMB 1,480,000 respectively.

Remote Meter Reading System

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi"), a subsidiary of the Company, has completed the research and development of the supervisory system for medium voltage distribution. During the period, major projects were completed, including a major project for remote meter reading system for 4 meters in a community of Hohhot City.

The supervisory system for medium voltage distribution (PBT-C2W), a product developed by Jade Bird Haodi, passed the tests conducted by the Electric Equipment and Meter Quality Testing Centre of the China Electricity Institute on 19 November 2003.

For the year ended 31 December 2003, the turnover and loss incurred from remote meter reading system products were RMB89,000 and RMB 1,428,000 respectively.

Staff

At present, the Group has approximately 202 (2002 – 220) employees, of which 4 possess the doctorate degree, 24 possess the master degree and 121 possess the bachelor degree. Under the Group's existing organization structure, the research, development and technical support team has over 103 members, while the marketing and sales team has 46 members.

MATERIAL ACQUISITION/DISPOSALS OF SUBSIDIARIES AND AFFILIATED COMPANY AND SIGNIFICANT INVESTMENTS

During the year the Group disposed the digital video recording system assets for a cash consideration of RMB3,000,000 and at a gain of RMB1,362,000.

Except for the above, the Group had no material acquisitions and disposals of subsidiaries and affiliated company and investment during the year ended 31 December 2003.

CONTINGENT LIABILITIES

As at 31 December 2003, the Directors are not aware of any material contingent liabilities.

BOARD PRACTICES AND PROCEDURES

The Company was in compliance with the Board Practices and Procedures as set out in Rules 5.28 to 5.39 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's H Shares during the year ended 31 December 2003.

APPRECIATION

On behalf of the Board, I wish to express my gratitude to our customers and shareholders for their continued support and all our staff members for their hard work and dedicated service.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 24 March 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

BEIDA JADE BIRD<08095> - Results Announcement (Final, 2003, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Ltd. announced on 24/03/2004:
(stock code: 08095)

Year end date	:31/12/2003
Currency	:RMB
Auditors' report	:Unqualified

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Audited) Current Period from 01/01/2003 to 31/12/2003 RMB$'000	(Audited) Last Corresponding Period from 01/01/2002 to 31/12/2002 RMB$'000
Turnover	:	199,740	250,463
Profit/(Loss) from Operations	:	16,312	63,568
Finance cost	:	(9,405)	(19,417)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	7,136	42,646
% Change Over the Last Period	:	-83.27%	
EPS / (LPS)			
Basic (in dollar)	:	RMB 0.007	RMB 0.044
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	7,136	42,646
Final Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :
Name : Alfred Chan
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading. The Directors acknowledge

to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("Net"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), digital video recording systems ("DVR"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Earnings Per Share

The calculation of basic earnings per share for the year ended 31 December 2003 were based on the profit attributable to shareholders of approximately RMB 7,136,000 (2002 - RMB42,646,000) and on the weighted average number of 1,032,274,000 (2002-964,000,000) shares

No diluted earnings per share for the year ended 31 December 2003 and the last year have been presented as there were no dilutive potential ordinary shares in existence during the periods.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited


INTERIM REPORT

INTERIM REPORT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

INTERIM RESULTS REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2005

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and is subsidiaries (collectively as the "Group") is pleased to announce the unaudited consolidated results of the Group for the three months and six months ended 30 June 2005 together with the unaudited comparative figures for the corresponding period in 2004 as follows:

UNAUDITED CONSOLIDATED INCOME STATEMENT

		Three months ended 30 June		Six months ended 30 June	
		2005	2004	2005	2004
	Notes	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	*2*	32,171	26,264	48,261	48,476
Investment income, other revenue and gains	*3*	239	–	339	289,223
Operating expenses:					
Materials and equipment		(26,232)	(19,664)	(38,700)	(37,222)
Employee costs		(3,767)	(3,954)	(8,589)	(9,285)
Depreciation of property, plant and equipment		(443)	(492)	(914)	(959)
Amortisation of goodwill and intangible assets		(60)	(1,471)	(120)	(2,943)
Other operating expenses		(3,754)	(4,015)	(5,416)	(6,781)
Total operating expenses		(34,256)	(29,596)	(53,739)	(57,190)
Profit/(Loss) from operating activities		(1,846)	(3,332)	(5,139)	280,509
Finance income/(costs)					
Interest income		1,741	797	2,554	1,305
Interest expense		(4,866)	(2,236)	(8,490)	(5,111)
Exchange gains/(losses)		372	382	(113)	(908)
Profit/(Loss) before tax		(4,599)	(4,389)	(11,188)	275,795
Tax	*4*	–	(112)	–	(112)
Profit/(Loss) before minority interests		(4,599)	(4,501)	(11,188)	275,683
Minority interests		343	171	1,325	1,407
Net profit/(loss) from ordinary activities attributable to shareholders		(4,256)	(4,330)	(9,863)	277,090
Interim dividends declared	*5*	–	11,848	–	11,848
Earnings/(Loss) per share-basic *(RMB cents)*	*6*	(0.36)	(0.39)	(0.83)	25.00

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
Non-current assets			
Property, plant and equipment	7	16,188	9,656
Intangible assets		160	280
Goodwill		7,333	7,333
Long term investments	8	653,907	362,581
		677,588	379,850
Current assets			
Inventories	9	20,880	22,813
Trade receivables	10	37,075	27,578
Due from shareholders		23	43,781
Due from related parties	11	321,034	381,753
Prepayments, deposits and other receivables		114,500	8,641
Short term investments		-	2,000
Cash and bank balances		272,146	322,066
		765,658	808,632
Current liabilities			
Short term bank loans	12	268,635	310,017
Trade payables	13	14,805	14,991
Advance from customers		7,710	9,827
Accrued liabilities and other payables		10,893	22,212
Due to shareholders		11,377	1,261
Due to related parties		260	1,993
Taxes payable		6,658	6,313
		320,338	366,614
Net current assets		445,320	442,018
Total assets less current liabilities		1,122,908	821,868
Long term bank loans	14	21,310	-
Minority interests		1,737	3,470
Net assets		1,099,861	818,398
Represented by:			
Share capital		118,480	118,480
Reserves		721,997	430,671
Retained profits		259,384	269,247
Shareholders' equity		1,099,861	818,398

CONDENSED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2005	**2004**
	RMB'000	*RMB'000*
Net cash inflow/(outflow) from operating activities	(16,058)	21,268
Net cash inflow from investing activities	49,708	463,673
Net cash inflow/(outflow) from financing activities	(28,562)	(26,465)
Increase in cash and cash equivalents	5,088	458,476
Cash and cash equivalents, beginning of period	164,542	88,322
Cash and cash equivalents, end of period	169,630	546,798
Analysis of Balances of Cash and Cash Equivalents		
Cash and bank balances	272,146	710,579
Less: Non-pledged bank time deposits with original maturity of more than three months when acquired	(102,516)	(163,781)
Cash and cash equivalents for the purpose of the cash flow statement	169,630	546,798

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued share capital	Capital reserve	Statutory reserve funds	Investment revaluation reserve	Retained Profits	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
1 January 2004:	110,400	322,479	17,867	-	83,421	534,167
Issue of H shares	8,080	56,210	-	-	-	64,290
Share issue expenses	-	(2,396)	-	-	-	(2,396)
Net profit for the period	-	-	-	-	277,090	277,090
30 June 2004	118,480	376,293	17,867	-	360,511	873,151
As at 1 January 2005:						
As previously reported	118,480	377,720	52,951	-	269,247	818,398
First adoption of HKAS39	-	-	-	-	285,927	285,927
	118,480	377,720	52,951	-	555,174	1,104,325
Net loss for the period	-	-	-	-	(9,863)	(9,863)
Increase in fair value of long term investment for the period	-	-	-	5,399	-	5,399
As at 30 June 2005	118,480	377,720	52,951	5,399	545,311	1,099,861

Notes:

1. **Principal activities and basis of presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The Unaudited Interim Results of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKAS") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited. They have been prepared under historical cost convention, except for available-for-sale financial assets that have been measured at fair value. The principal accounting policies used in the preparation of the Unaudited Interim Results are consistent with those adopted in the preparation of the consolidated annual financial statements of the Group for the year ended 31 December 2004, except for those mentioned below.

During the period beginning on 1 January 2005, the Group has adopted, for the first time, a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for the accounting periods beginning on or after 1 January 2005.

The major effects of the new HKFRSs, which have had a material impact on the Unaudited Interim Results, are set out below:

The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" requires the Group's long term investment be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the Group's accounting policy adopted before. The fair value amount is estimated using the market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value amount. Accordingly, the estimates made by the Group are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount. The effect of adopting HKAS 39 was to increase the consolidated retained profits as at 1 January 2005 by approximately RMB286 million. As at 30 June 2005, the fair value of the long term investment increased by approximately RMB5 million as compared to that on 1 January 2005.

The adoptions of HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets" have resulted in ceasing goodwill amortisation and to test for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2005. The transitional provisions of HKFRS 3 have required the Group to eliminate the carrying amount of accumulated amortisation of RMB17,342,000 with a corresponding decrease in goodwill.

2. **Turnover**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	Three months ended 30 June		**Six months ended 30 June**	
	2005	**2004**	**2005**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Sales of embedded systems and related products	11,535	18,224	18,468	38,945
Sales of computer products	20,612	8,027	29,748	8,920
Provision of total solution services	24	13	45	611
Total turnover	32,171	26,264	48,261	48,476

3. **Investment income, other revenue and gains**

	Three months ended 30 June		**Six months ended 30 June**	
	2005	2004	2005	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Gain on disposal of long term investment *(Note a)*	-	-	-	289,214
Others	239	-	339	9
	239	-	339	289,223

Note (a) Gain on disposal of long term investment for the six months ended 30 June 2004 represents the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

4. **Taxation**

Hong Kong profits tax has not been provided as the Group has no assessable profits arising in Hong Kong during the period (2004: Nil). Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2005 (2004: Nil).

There was no material unprovided deferred tax for the six months ended 30 June 2005 (2004: Nil).

5. **Dividends**

The Board does not recommend the payment of an interim dividend for the three months ended 30 June 2004.

Interim dividend declared for the period ended 30 June 2004 in last financial year represented an interim dividend of RMB1 cent per share for the three months ended 31 March 2004.

6. **Earnings/(Loss) per share**

The calculation of loss per share for the three and six months ended 30 June 2005 were based on the loss attributable to shareholders of approximately RMB4,256,000 and RMB9,863,000, respectively, (2004: profit attributable to shareholders of approximately RMB4,330,000 and RMB277,090,000) and on the weighted average number of 1,184,800,000 shares (2004: 1,112,879,121 shares) and 1,184,800,000 shares (2004: 1,108,439,560 shares), in issue, respectively.

Diluted earnings/(loss) per share amount for the three and six months ended 30 June 2005 had not been presented as no diluting events existed at 30 June 2005.

7. **Property, plant and equipment**

	RMB'000
Cost	
Cost, as at 1 January 2005	34,893
Additions	7,446
Cost, as at 30 June 2005	42,339
Accumulated Depreciation	
Accumulated depreciation, as at 1 January 2005	25,237
Charge for the period	914
Accumulated depreciation, as at 30 June 2005	26,151
Net Book Value	
Net book value, as at 30 June 2005	16,188
Net book value, as at 1 January 2005	9,656

8. **Long term investment**

	30 June 2005	**31 December 2004**
	RMB'000	*RMB'000*
Listed equity investment, at cost	362,581	362,581
Adjustment on fair value upon first adoption of HKAS 39	285,927	–
Increase in fair value for the period	5,399	–
Listed equity investment, at fair value/cost	653,907	362,581

As at 30 June 2005, long term investment represents 383,163,400 ordinary shares in SMIC which is listed on the Hong Kong Stock Exchange, being approximately 2.1% equity interest in SMIC. SMIC is a company incorporated in the Cayman Islands and principally engaged in the manufacturing and marketing of advanced technology semiconductors in Mainland China. In March 2004, upon the global offering of SMIC ordinary shares, the Group disposed of 156,842,000 ordinary shares in SMIC out of its then holding of 540,005,400 ordinary shares in SMIC.

9. Inventories

	30 June 2005	31 December 2004
	RMB'000	*RMB'000*
Raw materials	8,985	5,406
Work-in-progress	2,693	1,560
Finished goods	10,150	16,729
	21,828	23,695
Less: Provision for obsolete and slow-moving inventories	(948)	(882)
	20,880	22,813

10. Trade receivables

The Group normally grants to its customers credit periods ranging from six to twelve months, starting from the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later. Each customer has a maximum credit control limit to minimize credit risk. Overdue balances are reviewed regularly by senior management.

An aged analysis of the trade receivables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later, is as follows:

	30 June 2005	31 December 2004
	RMB'000	*RMB'000*
0 to 3 months	17,960	13,195
3 to 6 months	1,787	11,260
6 to 12 months	7,657	4,328
Over 12 months	44,315	36,139
	71,719	64,922
Less: Provision for doubtful accounts	(34,644)	(37,344)
	37,075	27,578

11. Amount due from related parties

The balance as at 30 June 2005 included an amount of RMB287,321,000 due from Hong Kong Jade Bird Sci-Tech Development Limited and an amount of RMB32,860,000 due from Wisdom New Group Limited in respect of the earnest money paid to Beida Jade Bird Limited for the proposed acquisition of 44% equity interest in Chengjian Donghua Real Estate Company Limited. If the proposed acquisition does not take place, the earnest money in aggregate of RMB320,181,000 shall be fully refunded to the Company without interest. For details, please refer to the Company's circular to shareholders dated 30 June 2005.

12. Short term bank loans

Short term bank loans bear interest at approximately 4.96% to 5.42% per annum at 30 June 2005 (2004: 2.87% to 5.31%).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group and the Company's bank loans of USD32.5 million, equivalent to approximately RMB269 million (2004: RMB310 million) as at the balance sheet date.

13. Trade payables

Aging analysis of trade payables is as follows:

	30 June 2005	31 December 2004
	RMB'000	*RMB'000*
0 to 3 months	2,504	5,353
3 to 6 months	4,989	1,210
6 to 12 months	942	18
Over 12 months	6,370	8,410
	14,805	14,991

14. Long term bank loans

Long term bank loans bear interest at approximately 7.49% per annum at 30 June 2005 (2004: Nil). As at 30 June 2005, the long term bank loans were secured by charges over certain of the Group's machinery and equipment with a net book value of approximately RMB2,608,000 as at 30 June 2005 (2004: Nil) and a land use rights in the PRC owned by a related party.

15. Related party transactions

Particulars of significant transactions between the Group and related parties are summarised below:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Sales of embedded systems products and provision of total solution services to:		
Peking University	–	60
Beijing Tianqiao	303	246
Western Beida Jade Bird Investment Co., Ltd.	–	70
	303	376
Rental expense of an office building charged by Beida Jade Bird	332	456
Interest income on an amount due from Beida On-line	–	235
Write off a receivable from Beida Jade Bird Security System Company Limited	–	127

SEGMENT INFORMATION

(a) Analysis by business segment (consolidated) is as follows:

Six months ended 30 June 2005	NET	WFAS	ASIC (note)	GPS (note)	IC (note)	DVR (note)	RMR	Computer	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE									
Sales to external customers	3,316	14,858	-	-	-	-	339	29,748	48,261
RESULTS									
Segment results	(2,925)	(27)	-	-	-	-	(27)	2,813	(166)
Interest income									2,554
Interests expense									(8,490)
Exchange loss									(113)
Unallocated corporate expenses									(4,973)
Loss before tax									(11,188)
Tax									-
Loss before minority interests									(11,188)
Minority interests									1,325
Net loss from ordinary activities attributable to shareholders									(9,863)

Six months ended 30 June 2004	NET	WFAS	ASIC (note)	GPS (note)	IC (note)	DVR (note)	RMR	Computer	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE									
Sales to external customers	3,575	14,860	20,856	-	123	-	142	8,920	48,476
RESULTS									
Segment results	(2,902)	818	(354)	-	18	-	(306)	(6)	(2,732)
Gain on disposal of shares investment									289,214
Interest income									1,305
Interests expense									(5,111)
Exchange loss									(908)
Unallocated corporate expenses									(5,973)
Profit before tax									275,795
Tax									(112)
Profit before minority interests									275,683
Minority interests									1,407
Net profit from ordinary activities attributable to shareholders									277,090

Note: These are other principal activities formerly engaged by the Group, namely, application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application system ("IC") and digital video recorder systems ("DVR").

(b) Analysis by geographical location (consolidated) is as follows:

	Six months ended 30 June 2005	Six months ended 30 June 2004
	RMB'000	RMB'000
Turnover*		
Mainland China	36,778	41,537
Hong Kong	11,483	6,939
	48,261	48,476

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise and rendering of services.*

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the six months ended 30 June 2005 amounted to RMB48,261,000, representing nearly the same as compared to the corresponding period last year.

Although the turnover amounts for both period are similar, the composition of turnover by product has changed significantly with a significant increase in sales of computer products by 233% whereas a sharp drop in sales of embedded systems and related products by 53%.

For the six months ended 30 June 2005, the turnover from the sales of embedded system products and related products and sales of computer products were approximately 38% and 62% respectively.

Finance Cost

The unaudited interest expense of the Group for the six months ended 30 June 2005 was RMB8,490,000, representing a increase of 66% as compared to the corresponding period last year.

The increase in the interest expenses was mainly resulted from the rise in the market interest rate in the PRC.

Net Loss from Ordinary Activities Attributable to Shareholders

The unaudited net loss from ordinary activities attributable to shareholders and loss per share of the Group for the six months ended 30 June 2005 were RMB9,863,000 and RMB0.83 cents respectively.

The down turn from net profit attributable to shareholders in the corresponding period last year to net loss attributable to shareholders for the period was due to the absence of the gain on disposal of part of the Group's shares investment in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004 which was amounted to approximately RMB289,214,000.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and bank loans.

As at 30 June 2005, the Group had cash on hand of RMB272 million and USD short term bank loans totaling RMB269 million (USD32.5 million) borrowed for financing the investment in SMIC and long term bank loans of RMB21 million for construction of plant. The aforesaid USD short term bank loans were guaranteed by a shareholder of the Company and a subsidiary of Peking University whereas the long term bank loans were secured by charge over certain of the Group's machinery and equipment with a net book value of approximately RMB2,608,000 as at 30 June 2005 and land use rights in the PRC owned by a related party.

Other Financial Measures

As at 30 June 2005, the Group had a gearing ratio (the ratio of total bank borrowings to total equity) and the ratio of current liabilities to total assets of 26% and 22%, respectively.

As at 30 June 2005, the Group had no capital commitments and contingent liabilities.

As at 30 June 2005, the Group did not have any buildings, machinery and equipment pledged as collateral for the Group's banking facilities.

BUSINESS REVIEW

Network Security Products

In the first half of the year, the Group has completed the research and development of gateway firewall product series in respect of the hot backup technology. The Group has now proceeded to the research and development of embedded firewall technology. The Group has produced fifty-seven units of JB-FW1/100 and six units of JB-FW1/1000 firewall system. During the period, the following projects were completed: Hunan Postal Service project, the Inner Mongolia People's Bank of China project, Guangzhou Railway Bureau project, Ministry of Communications special case, Fujian Construction Bank project.

During the period Jade Bird Netsoft had completed the research and development of the network management system in respect of the flow analysis and IP address management technology. It also finished the development of NetSureXpert 5.3.0.1 version. Jade Bird Netsoft is currently developing the VPN management technology and the ancillary products of NetSureXpert 5.3.1 version to support the multi-stage system structure.

During the period Jade Bird Netsoft signed up the network management project of: China Unicom, the Henan China Netcom, Hubei Huangshi Xisai Mountain Power Plant, Tianjin Dagang Oil Field, Xu Chang Tobacco Factory, Dongfeng Honda Automobile, Guangzhou Labour and Social Security Bureau, the Chinese Ministry of Public Security Information Center (Golden Shield First Level Networks Operation Maintenance Platform) and the Liuzhou Municipal Party Committee Confidential Bureau.

On the other hand, it also signed up service agreements with the following: Wuhan Tongchuang Science and Technology Limited, Zhongke Software Group Ltd, Jiangxi Pioneer Network Information System Integration Limited, Beijing Zhongkechuang Xinyuan High-tech Limited, Shanghai Wanshen Science and Technology Limited, Beijing Meichuang Tiancheng Software Technology Limited, Legend Network (Shenzhen) Limited, Hunan Lanxing Computer Limited, China Diseases Prophylaxis Control Center.

Wireless Fire Alarm System

The Group had completed the research and development of infra-red light beam linear survey technology and liquid crystal floor monitor, non-address feeling smoke detector research and development... The Group is currently developing general line alarm short-circuits isolation technology and embedded system in fire prevention domain application technology. The Group also plan to research and develop the RTOS immediate operation system and the low pressure carbon dioxide controller technology as well as the infra-red smoke detector.

The Group has finished the projects of Guangzhou Toyota Necessary Life Garden, Dongguan Galaxy Fable Residential District Project.

The Group signed up the following projects: General Time International Community, Pearl River Peak Scenery, Central Fine Arts Institute Teaching Building & Dormitory Building Alarm System, Pearl River Emperor Scenery and Roman Garden

In June 2005, the Group celebrated the grand opening of a new factory together with the fourth anniversary of the wireless fire alarm system segment.

Semiconductor Manufacturing International Corporation ("SMIC")

SMIC reported an increase in capacity to 139,025 8-inch equivalent wafers per month and utilization rate of 87% in the second quarter of 2005.

In June 2005, SMIC had secured a syndicated bank loan of USD600 million for financing the expansion of the capacity of SMIC's three 300mm fabs located in Beijing.

On the technology front, SMIC's first customer products at 90nm are currently under qualification and remain on-schedule. Further along its technology roadmap, SMIC is now developing its 65nm technology process flow in the 300mm fabs.

GOVERNMENT APPROVALS AND AWARDS

The Group's JTG-ZW-JBF-113F ultra-violet fire detector was accredited with an inspection certificate from Shenyang Fire Research Institute.

STAFF

At present, the Group employs approximately 176 employees. Among the employees, 5 of them possess the doctorate degree, 28 of them possess the master degree and 109 of them possess the bachelor degree. In addition, the research and development and technical support team of the Group has 71 members; while sales team has 35 members.

MARKETING ACTIVITIES

During the period, Wuhan Netsoft has held various exhibitions relating to network management software in Beijing, Shanghai, Changsha, Shenzhen and Guangzhou.

OUTLOOK

Network Securtiy Products

The Group will pursue developing the government industry, exploring product sale channel in the energy and transportation industries. At the same time, the Group will continue to accelerate the manufacturing of and promoting the sales of: the new product - Security Assessment Tool 2.0 version which is jointly developed by the Ministry of Public Security and the Group, as well as the firewall JB-FW100MII model.

In view of the increasing demand for the network management platform software in the PRC at an annual rate of over 30%, the market prospect of Jade Bird Netsoft's NetSureXpert is tremendous. The next step for Jade Bird Netsoft is to strengthen the penetration of its product in the finance, military, telecom industries etc. so as to take a breakthrough in the industrial profile. At the same time, Jade Bird Netsoft is going to establish its nine distribution regions in the PRC. Through such development of sales channel by agency, Jade Bird Netsoft can perfect its distribution system and expand the percentage of market share of its product.

Wireless Fire Alarm System

The Group will pursue the technological upgrading of its product and further lowering its cost. At the same time, the Group will start researching and developing a new generation of wireless fire alarm system products so as to strengthen the Group's branding and expansion from the household fire protection business to the industrial fire protection business.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2005, the interests and short positions of the directors, supervisors and chief executive in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by directors, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in ordinary shares of the Company:

	Note	Number of shares held, capacity and nature of beneficiary interest of a trust	Approximate percentage of the Company's total issued domestic share capital	Approximate percentage of the Company's total issued share capital
Name of director				
1. Mr. Xu Zhen Dong	*(a)*	205,414,000	29.34%	17.34%
2. Mr. Xu Zhi Xiang	*(a)*	205,414,000	29.34%	17.34%
3. Mr. Zhang Wan Zhong	*(a)*	205,414,000	29.34%	17.34%
4. Mr. Liu Yong Jin	*(a)*	205,414,000	29.34%	17.34%
Name of supervisor				
1. Mr. Zhang Yong Li	*(a)*	205,414,000	29.34%	17.34%
2. Ms. Dong Xiao Qing	*(a)*	205,414,000	29.34%	17.34%

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in the entire issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 205,414,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors, supervisors and chief executive had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 to 5.67 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the six months ended 30 June 2005, none of the directors or supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2005, none of the directors or the supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2005, the following interests of 5% or more of the issued share capital of the Company (except for Asian Technology Investment Company Limited which has only 4.22% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name		*Notes*	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital
1.	Peking University	*(a)*	Through a controlled corporation	310,000,000	44.28%	26.16%
2.	Beijing Beida Yu Huan Microelectronics System Engineering Company	*(a)*	Directly beneficially owned	85,000,000	12.14%	7.17%
3.	Beijing Beida Jade Bird Software System	*(a)*	Directly beneficially owned	110,000,000	15.71%	9.28%
4.	Beijing Beida Jade Bird Limited	*(a)*	Directly beneficially owned	115,000,000	16.43%	9.71%
5.	Heng Huat	*(b)*	Through a controlled corporation	205,414,000	29.34%	17.34%
6.	Dynamic Win	*(b)*	Directly beneficially owned	205,414,000	29.34%	17.34%
7.	New World CyberBase Limited	*(c)*	Interest of controlled corporation	84,586,000	12.08%	7.14%
8.	New View Venture Limited	*(c)*	Directly beneficially owned	84,586,000	12.08%	7.14%
9.	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14%	4.22%

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.17% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

(iii) 115,000,000 shares (representing approximately 9.71% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(b) The shares of the Company are held by Dynamic Win, which is wholly-owned by Heng Huat.

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section "Directors', supervisors and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

Pursuant to the Rule 5.28 of the GEM Listing Rules, the Company has set up an audit committee. In compliance with the Rule 5.29 of the GEM Listing Rules, the authority and responsibility of the audit committee has been properly written out. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has three members namely, the three independent non-executive directors, Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose. The audit committee has reviewed the interim results for the six months ended 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the six months ended 30 June 2005, the Company did not purchase, sell or redeem any of the Company's H shares.

COMPLIANCE WITH RULES 5.48 TO 5.67 OF THE GEM LISTING RULES

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard of dealings as set out in Rules 5.48 to 5.67 of the GEM Listing Rules throughout the period under review. Having made specific enquiry of all Directors, the Directors have confirmed that they have complied with such code of conduct and required standard of dealings throughout the period under review.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Rules 5.35 to 5.45 of the GEM Listing Rules setting out the provisions of the practice and procedure of the board of directors have been replaced by Appendix 15 of the Code on Corporate Governance Practices, which took effect from 1 January 2005.

The Company applied the principles and, subject to the following major deviations, complied with all the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 15 of the GEM Listing Rules throughout the period under review, except that:

A4.2 Not all Directors are subject to retirement by rotation at least once every three years; and

B1 The remuneration committee has not yet set up by the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 August 2005

As at the date of this report, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive directors.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

VOTING RESULTS OF THE SGM

At the SGM held on 19 August 2005, the ordinary resolution proposed to approve the Share Transfer Agreement and the transactions contemplated therein was duly passed by the Independent Shareholders by way of poll.

Reference is made to (i) the announcement issued by Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 29 March 2005; and (ii) the circular (the "Circular") issued by the Company dated 30 June 2005. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

VOTING RESULTS OF THE SGM

The Board is pleased to announce that the ordinary resolution proposed to approve the Share Transfer Agreement and the transactions contemplated therein was duly passed by the Independent Shareholders at the SGM held on 19 August 2005.

At the SGM, voting in respect of the Share Transfer Agreement and the transactions contemplated therein was conducted by way of poll. As at 19 August 2005, there were 700,000,000 Promoter Shares and 484,800,000 H Shares, totalling of 1,184,800,000 Shares in issue. Under the GEM Listing Rules, the Vendor and its associates, which collectively hold 310,000,000 Shares (representing approximately 26.16% of the total issued share capital of the Company), were required to abstain from voting on the ordinary resolution to approve the Share Transfer Agreement and the transactions contemplated therein at the SGM. Accordingly, the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution at the SGM was 874,800,000, and there were no Shares entitling the holders to attend and vote only against the resolution at the SGM.

The Company had appointed its H Share registrar in Hong Kong, Hong Kong Registrars Limited, as the scrutineer to monitor the vote-taking procedures at the SGM. The results of the SGM were as follows:

Summary of the ordinary resolution	Number of votes		
	For	Against	Total
To approve the Share Transfer Agreement and the transactions contemplated therein	462,754,001 *(Note 1)*	50,399,999 *(Note 2)*	513,154,000

Notes:

1. Representing approximately 90.18% of the total number of votes at the SGM and approximately 52.90% of the Shares entitling the holders to attend and vote at the SGM.

2. Representing approximately 9.82% of the total number of votes at the SGM and approximately 5.76% of the Shares entitling the holders to attend and vote at the SGM.

As more than 50% of the votes were cast in favour of the resolution, the resolution in relation to the Share Transfer Agreement and the transactions contemplated therein was duly passed as an ordinary resolution at the SGM.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 19 August 2005

As at the date of this announcement, the Board comprises the following members:

Executive Directors	:	Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong
Non-executive Directors	:	Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin
Independent non-executive Directors	:	Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

PPPP

青鸟环宇

JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") hereby announces that a meeting of the Board will be held at Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Thursday, 10 November 2005 at 11:30 a.m. for the following purposes:-

1. To consider and approve the third quarter unaudited results of the Company and its subsidiaries for the nine months ended 30 September 2005 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 24 October 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

DELAY IN DESPATCH OF CIRCULAR IN RELATION TO THE MAJOR TRANSACTION RELATING TO THE DISPOSAL OF SHARES IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

The despatch of the Circular will be delayed from 31 March 2004 to on or before 19 April 2004.

Reference is made to the announcement dated 9 March 2004 issued by the Company in relation to the Disposal (the "Announcement"). Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rule 19.36 of the GEM Listing Rules, the Company is required to despatch a circular (the "Circular") in relation to the Disposal to its shareholders within 21 days after the publication of the Announcement, which is 31 March 2004. However, as more time is required by the Company to finalise certain financial information required to be incorporated in the Circular, namely the indebtedness position of the Company as at 29 February 2004, the despatch of the Circular will be delayed. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 19.36 of the GEM Listing Rules and extension of the deadline for the despatch of the Circular to on or before 19 April 2004.

By Order of the Board of
Beijing Beida Jade Bird Universal Sci-tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 March 2004

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE TWO SHARE TRANSFERS

The Company was informed by certain existing Shareholders, namely Jade Bird, Beijing Tianqiao, Dynamic Win and New View Venture, that there were two transfers of Promoter Shares among them, details of which are set out below.

The Board announces that a special resolution has been proposed by the Company for approval by the Shareholders at a special general meeting of the Company to be held on 4 June 2004 to amend the Articles of Association to reflect the changes in shareholders and shareholdings arising out of the Two Share Transfers.

As informed by Beijing Beida Jade Bird Company Limited (北京北大青鳥有限責任公司) ("Jade Bird"), Beijing Tianqiao Beida Jade Bird Sci-tech Holding Company Limited (北京天橋北大青鳥科技股份有限公司) ("Beijing Tianqiao"), Dynamic Win Assets Limited (致勝資產有限公司) ("Dynamic Win") and New View Venture Limited ("New View Venture") (the "Four Promoters"), all being the holders of promoter shares of Beijing Beida Jade Bird Universal Sci-tech Company Limited (the "Company"), they have entered into two conditional agreements each dated 15 March 2004 and 11 March 2004 respectively in relation to two share transfers ("Two Share Transfers"), details of which are set out below.

THE TWO SHARE TRANSFERS

As informed by the Four Promoters,

i. pursuant to a conditional agreement dated 15 March 2004 entered into by Beijing Tianqiao and Jade Bird, Beijing Tianqiao agreed to dispose of its entire interest in the Company, being 75,000,000 promoter shares of the Company of RMB0.10 each (the "Promoter Shares"), to Jade Bird; and

ii. pursuant to a conditional agreement dated 11 March 2004 entered into by Dynamic Win and New View Venture, Dynamic Win agreed to dispose of 14,586,000 Promoter Shares to New View Venture.

Completion of the Two Share Transfers are conditional upon fulfillment of the following conditions:

1. approval by the shareholders of the Company of the amendments to the Articles of Association of the Company to reflect the changes in shareholders and shareholdings arising out of the Two Share Transfers; and

2. registration of the amended Articles of Association of the Company with the relevant PRC administrative authorities.

Upon completion of the Two Share Transfers,

i. Beijing Tianqiao will no longer have any direct equity interest in the issued shares of the Company and will cease to be a holder of promoter shares of the Company;

ii. Jade Bird's direct interest in the Company will increase from 40,000,000 Promoter Shares (representing approximately 3.63% of the existing issued share capital of the Company) to 115,000,000 Promoter Shares (representing approximately 10.42% of the existing issued share capital of the Company);

iii. New View Venture's direct interest in the Company will be increased from 70,000,000 Promoter Shares (representing approximately 6.34% of the existing issued share capital of the Company) to 84,586,000 Promoter Shares (representing approximately 7.66% of the existing issued share capital of the Company); and

iv. Dynamic Win's direct interest in the Company will be decreased from 220,000,000 Promoter Shares (representing approximately 19.93% of the existing issued share capital of the Company) to 205,414,000 Promoter Shares (representing approximately 18.61% of the existing issued share capital of the Company).

The shareholding structure of the Company as at the date of this announcement and immediately after completion of the Two Share Transfers are illustrated below:

As at the date of this announcement



Peking University
100%
Beijing Beida Jade Bird Software System Co (PRC)
Investing public
46%
Jade Bird (PRC)
3.63%
9.96%
36.59%
23.03%
100%
Dragon Air Investments Limited (Niue Islands)
Hinet Company Limited (BVI)
Asian Technology Investment Company Limited(4) (BVI)
New View Venture (BVI)
Dynamic Win (HK)
Beijing Beida Yu Huan Microelectronics System Engineering Company (PRC)
Beijing Tianqiao (PRC)
2.72%
1.81%
4.53%
6.34%
19.93%
7.70%
6.79%
Company (PRC)

Immediately after completion of the Two Share Transfers



Peking University
100%
Beijing Beida Jade Bird Software System Co (PRC)
Investing public
46%
Jade Bird (PRC)
10.42%
9.96%
36.59%
23.03%
100%
Dragon Air Investments Limited (Niue Islands)
Hinet Company Limited (BVI)
Asian Technology Investment Company Limited(4) (BVI)
New View Venture (BVI)
Dynamic Win (HK)
Beijing Beida Yu Huan Microelectronics System Engineering Company (PRC)
Beijing Tianqiao (PRC)
2.72%
1.81%
4.53%
7.66%
18.61%
7.70%
Company (PRC)

The directors of the Company do not expect any impact to the Company's operations or financial position solely due of the Two Share Transfers.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

As explained above, following the Two Share Transfers, the shareholding of each of the Four Promoters will be different from that currently stated in the Articles of Association of the Company (the "Articles of Association"). In accordance with Article 80(4) of the Articles of Association, the Board shall as soon as practicable convene a special general meeting to approve the amendments to the Articles of Association to reflect the changes in shareholder and shareholdings arising out of the Two Share Transfers.

SPECIAL GENERAL MEETING

The notice convening the special general meeting to be held at 11:30 a.m. on 4 June 2004 at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC at which a special resolution will be proposed to approve the proposed amendments to the Articles of Association to reflect the changes in shareholder and shareholdings arising out of the Two Share Transfers is set out in the notice of the special general meeting of the Company dated 13 April 2004.

THE DISPOSAL OF SMIC SHARES

As announced by the Company on 9 March 2004, the Company has received written certificates from, among other Shareholders, Jade Bird and Dynamic View (the "Shareholders' Certificates") confirming their approval of the Company's disposal of certain shares in Semiconductor Manufacturing International Corporation (the "Disposal"). A separate special general meeting of the Company will be held for the purpose of approving, ratifying and confirming the Disposal by the Shareholders. The special general meeting of the Company to be held for the purpose of approving the amendments to the Articles of Association to reflect the changes in shareholders and shareholdings arising out of the Two Share Transfers will be held after the special general meeting of the Company to approve, ratify and confirm the Disposal. In this regard, the Two Share Transfers will not affect the validity of the written certificates given by Jade Bird and Dynamic Win in relation to the Disposal.

By Order of the Board of
Beijing Beida Jade Bird Universal Sci-tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 April 2004

As at the date of this announcement, the board of directors of the Company comprises three executive directors, being Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong, five non-executive directors, being Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin, and two independent non-executive directors, being Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of Beijing Beida Jade Bird Universal Sci-tech Company Limited (the "Company") will be held at 11:30 a.m. on 4 June 2004 at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC for the purpose of considering and, if thought fit, passing the following resolution as special resolution of the Company.

SPECIAL RESOLUTION

"**THAT** the board of the Company be hereby approved to amend Article 17 of the Articles of Association of the Company to reflect the changes in the shareholding of certain shareholders of the Company as a result of two share transfers pursuant to:

(a) a conditional share transfer agreement dated 15 March 2004 made between Beijing Tianqiao Beida Jade Bird Sci-tech Holding Company Limited (北京天橋北大青鳥科技股份有限公司) ("Beijing Tianqiao") and Beijing Beida Jade Bird Company Limited (北京北大青鳥有限責任公司) ("Jade Bird"), pursuant to which Beijing Tianqiao agreed to transfer its entire shareholding of 75 million promoter shares of the Company of nominal value RMB0.10 each ("Promoter Shares") to Jade Bird; and

(b) a conditional share transfer agreement dated 11 March 2004 made between Dynamic Win Assets Limited (致勝資產有限公司) ("Dynamic Win") and New View Venture Limited ("New View Venture"), pursuant to which Dynamic Win agreed to transfer 14,586,000 Promoter Shares to New View Venture."

By Order of the Board of
Beijing Beida Jade Bird Universal Sci-tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 April 2004

Notes:

(A) The H Share register of the Company will be closed from 4 May 2004 (Tuesday) to 3 June 2004 (Thursday) (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's H Share Register of Members at the close of business on 4 May 2004 (Tuesday), are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of the Company's H Shares registrar, Hong Kong Registrars Limited, is as follows:

Rooms 1901-5
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(Fax no.: 2865-0990)

(B) Holders of Promoter Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to Hong Kong Registrars Limited at the address set out above (for holders of H Shares) or to the place of business of the Company in Beijing (for Promoter Shares) not later than 20 days before the date of the Special General Meeting, i.e. no later than 4:00 p.m. on Saturday, 15 May 2004.

The place of business of the Company in Beijing is as follows:

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

(Fax no.: 86-10-62758434)

(C) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Promoter Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of Promoter Shares, except that the proxy form or other documents of authority must be delivered to the place of business of the Company in Beijing, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the board of directors of the Company comprises three executive directors, being Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong, five non-executive directors, being Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin, and two independent non-executive directors, being Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2003 annual general meeting ("AGM") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") (information relating to the resolutions to be passed at the 2003 Annual General Meeting is set out in the 2003 Annual Report of the Company which has already been despatched to the shareholders of the Company prior to the date of this notice) will be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Wednesday, 16 June 2004 at 11:30 a.m. for the following purposes:–

I. As ordinary resolutions:

1. To consider and approve Report of the Directors for the year 2003;

2. To consider and approve Report of the Supervisory Committee for the year 2003;

3. To consider and approve the audited consolidated financial statements and report of the auditors for the year 2003;

4. To consider and approve the dividend distribution proposal for the year 2003;

5. To consider and approve the appropriation to statutory surplus reserve and statutory public welfare fund for the year 2003;

6. To consider and approve the remuneration proposals for Directors and Supervisors of the Company for the year 2003;

7. To consider and approve the proposal for re-appointment of Messrs. Ernst & Young as auditors for the year 2004 and authorize the Directors to fix their remuneration;

II. As special resolutions:

Special Resolutions

8. To consider and, if thought fit, pass the following resolutions as a Special Resolution:

    (1) Art.73, 92, 97 and 132 of the Articles of Association of the Company ("Articles of Association") be amended in accordance with the latest amendments to the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules") as follows:

        (a) By adding the following to the end of Art.73

        "Where any shareholder is, under the GEM Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

        (b) By adding the following to the end of Art.92;

        "Where any shareholder is, under the GEM Listing Rules, required to abstain from voting any particular resolution in a class meeting or restricted to voting only for or only against any particular resolution in a class meeting, any vote cast or on behalf of any shareholder in contravention of such requirement of restriction shall not be counted."

        (c) By adding the following to the second paragraph of Art.97

        "The period for lodgment of the notices referred to in this paragraph will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting."

        (d) By adding "any board resolution approving" and "any of his associates (as defined in the GEM Listing Rules)" to the second paragraph of Art.132 of the Articles of Association so that the paragraph reads as follows:

        "A director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates (as defined in the GEM Listing Rules) has material interest not shall he be counted in the quorum present at the meeting."

    (2) Article 96 of the Articles of Association be amended so that the total number of directors of the Company shall be 10 and that the number of independent directors shall be 3.

9. "THAT

1. there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company otherwise than pursuant to any share option scheme adopted by the Company shall not exceed:

      (i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

      (ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

   in each case as at the date of this Resolution; and

   (c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained:

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB0.1 each, which are held in Renminbi by PRC investors and promoters of the Company;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB0.1 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorized to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant the PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 14 April 2004

Notes:

(A) The register of holders of H Shares of the Company will be closed from 15 May 2004 (Saturday) to 16 June 2004 (Wednesday) (both days inclusive) during which period no transfer of H shares will be registered. Any holder of the H Shares of the Company and whose name appearing in the Company's register of holders of H Shares with Hong Kong Registrars Limited at the close of business hours on 15 May 2004 (Saturday) and have completed the registration process, will be entitled to attend the Annual General Meeting.

The address of Hong Kong Registrars Limited is as follows:

Rooms 1901-5, 19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

Fax: 2865-0990

(B) Holders of Promoter Shares or H Shares, who intend to attend the Annual General Meeting, must complete and return the reply slip for attending the Annual General Meeting and return it to the Company's H Share Registrar, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (for holders of H Shares) or to the place of business of the Company (for Promoter Shares) not later than 20 days before the date of the Annual General Meeting, that is, before Wednesday, 26 May 2004.

The place of business of the Company is as follows:

3rd Floor, Beida Jade Bird Building, No.207 Chengfu Road, Haidian District, Beijing 100871, PRC (Fax No.: 86-10-6275-8434)

(C) Holders of H Shares entitled to attend the Annual General Meeting and having voting rights are entitled to appoint in writing one or more persons as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. For shareholders appointing more that one proxy, its proxy may exercise its voting right by polling only.

(D) The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing such attorney or other authorization documents must be notarized.

(E) To be valid, holders of H Shares must lodge the notarially certified copy of that power of attorney or other authorization document and the proxy form with the Company's H Share Registrar in Hong Kong, Hong Kong Registrars Limited, the address of which is listed in Note (A) above, not less than 24 hours before the time of holding of the Annual General Meeting.

(F) Holders of Promoter Shares entitled to attend the Annual General Meeting and having voting rights are entitled to appoint one or more persons as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. Notes (C) and (D) are also applicable to holders of Promoter Shares. In order to be valid, their proxy forms and authorization documents which must be returned to the Secretary to the Board of the Company 24 hours before the time of holding of the Annual General Meeting, the address of which is as indicated in Note (B) above.

(G) If an attorney is appointed to attend the Annual General Meeting, such attorney must present its identity document and power of attorney or authorisation document signed by the appointor or its legal representative, specifying the issue date of the document. If a legal person shareholder appoints a company representative to attend the Annual General Meeting, such representative must present its identity document and notarially certified copy of the resolution passed by the board or other authority or notarially certified copy of the licence issued by the holder of the legal person shares.

(H) The Annual General Meeting is anticipated to last for half a day. Shareholders attending in the meeting should be responsible for their own transportation and accommodation expenses.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Special General Meeting to be held on at 11:30 a.m. on 4 June 2004 (or at any adjournment thereof)

No. of shares to which this Proxy relates[2]	
Type of Shares (Promoters' Shares or H Shares) to which this Proxy relates[2]	

I/We [1] ____________________

(of ____________________)

being the registered holder(s) of Promoters' Share(s)/H Share(s) [3] of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") HEREBY APPOINT the Chairman of the Special General Meeting

or [4] ____________________

(of ____________________)

as my/our proxy at the Special General Meeting (the "SGM") (and at any adjournment thereof) of the Company to be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC at 11:30 a.m. on 4 June 2004 for the purpose of considering and if thought fit, passing the Special Resolution as set out in the Notice convening the SGM dated 13 April 2004 and at the SGM (or at any adjournment thereof) to vote on my/our behalf in respect of the Resolution as directed below:-

	For [5]	**Against [5]**
Special Resolution		

Signed this ____________ day of ____________

Signature(s) ____________________

Holder(s) of Promoters' Shares or H Shares

Notes:-

1. Full name(s) (in Chinese and English) and registered address(es) (as shown in the register of members) to be inserted in **BLOCK LETTERS**.

2. Please insert the number of Promoters' Shares or H Shares relates to this proxy form. If no number is inserted, this proxy form will be deemed to relate to all such shares in the capital of the Company registered in your name(s).

3. Please delete as appropriate.

4. A proxy need not be a member of the Company. A holder of Promoters' Shares or H Shares is entitled to appoint a proxy to attend and, in the event of a poll, vote in his stead. If such an appointment is made, you may delete the words "the Chairman of the Special General Meeting or" and insert the name and address of the person appointed as proxy in the space provided. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5. Please indicate with a "✓" in the appropriate space how you wish the proxy to vote on your behalf on a poll. If this form is returned duly signed, but without any such indication, the proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the SGM other than those referred to in the Notice convening the SGM.

6. In the case of joint holders, the vote of the senior who tenders as vote, whether in person or by proxy or by representative, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.

7. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be under its common seal or under the hand of an officer or attorney duly authorised.

8. To be valid, this proxy form together with any power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited with the Company's H share registrar in Hong Kong Registrars Limited at ROOMS 1901-5, 19TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG not less than 24 hours before the time appointed for holding the SGM or any adjournment thereof.

9. Completion and delivery of the proxy form will not preclude you from attending and voting at the SGM if you so wish.

10. The description of this resolution is by way of summary only. The full text appears in the Notice of Special General Meeting dated 13 April 2004.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular appears for information purposes only and does not constitute an invitation, purchase or subscription for the securities.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your H Shares in **Beijing Beida Jade Bird Universal Sci-Tech Company Limited** (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 8095)

MAJOR TRANSACTION
RELATING TO THE DISPOSAL OF SHARES IN
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Financial adviser

大福融資有限公司
TAI FOOK CAPITAL LIMITED

A letter from the board of directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited dated 19 April 2004 is set out on pages 4 to 7 of this circular.

A notice convening a special general meeting of Beijing Beida Jade Bird Universal Sci-Tech Company Limited to be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Friday, 4 June 2004 at 11:00 a.m. is set out on pages 19 to 20 in this circular. For holders of H Shares of the Company, whether or not you are able to attend the meeting, please complete and return the enclosed reply slip to Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong on or before 4:00 p.m. on Saturday, 15 May 2004 and the form of proxy in accordance with the instructions printed thereon to the office of the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the special general meeting. For holders of Promoter Shares of the Company, whether or not you are able to attend the meeting, please complete and return the enclosed reply slip and form of proxy in accordance with the instructions printed thereon to the place of business of the Company in Beijing at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, PRC as soon as practicable but in any event, for the reply slip, on or before 4:00 p.m. on Saturday, 15 May 2004 and the form of proxy not less than 24 hours before the time appointed for the holding of the special general meeting. Completion of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

CHARACTERISTICS OF GEM OF THE STOCK EXCHANGE

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Board"	board of Directors
"Closely Allied Group"	a closely allied group of the shareholders of the Company, namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, Beijing Beida Jade Bird Limited, Beijing Beida Jade Bird Software System Co., Dynamic Win Assets Limited, Beijing Beida Yu Huan Microelectornics System Engineering Company, Dragon Air Investments Limited and Hinet Company Limited
"Company"	北京北大青鳥環宇科技股份有限公司(Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM
"Capital Reorganisation"	the conversion of SMIC Preference Shares into SMIC Ordinary Shares and the splitting of SMIC Ordinary Shares on a 10-for-1 basis, effected upon completion of the Global Offering
"Directors"	directors of the Company
"Disposal"	the disposal of 156,842,000 SMIC Ordinary Shares by JBU Development pursuant to the Offer for Sale
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Global Offering"	the New Issue and the Offer for Sale
"Group"	the Company and its subsidiaries
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.1 each and which are listed on GEM
"JBU Cayman"	Beida Jade Bird Universal (Cayman) Investment Company Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of the Company
"JBU Development"	Beida Jade Bird Universal (Cayman) Development Company Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of the Company

"Latest Practicable Date"	15 April 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"New Issue"	the issue of new shares by SMIC in connection with the listings of SMIC on the Stock Exchange and the New York Stock Exchange
"Offer for Sale"	the sale of existing shares of SMIC by some of the existing shareholders of SMIC in connection with the listing of SMIC on the Stock Exchange and the New York Stock Exchange
"Option"	the over-allotment option granted by certain existing shareholders of SMIC to the underwriters of the Global Offering pursuant to which the underwriters may, during the period up to 10 April 2004, request certain existing shareholders of SMIC to sell an aggregate of up to 772,727,000 additional SMIC Ordinary Shares at the selling price of HK$2.69 per share
"PRC"	People's Republic of China
"Promoter Shares"	ordinary shares issued by the Company with a nominal value of RMB0.10 each, which are subscribed for by the promoters of the Company
"Shares"	H Shares and Promoter Shares
"Shareholders"	the holders of H Shares and Promoter Shares
"SGM"	the special general meeting of the Company to be held for the purpose of approving, ratifying and confirming the Disposal by the Shareholders
"SMIC"	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands
"SMIC Ordinary Share(s)"	ordinary share(s) of SMIC
"SMIC Preference Share(s)"	various series of convertible preference share(s) of SMIC which at the option of holders or upon occurrence of certain events are convertible into SMIC Ordinary Share(s)

"SMIC Series A-1 Non-Convertible Preference Shares"	Series A-1 non-convertible preference shares of SMIC, which are non-convertible and which have been redeemed by SMIC for a nominal amount upon closing of the Global Offering
"SMIC Shanghai"	Semiconductor Manufacturing International (Shanghai) Corporation, a limited company incorporated in the PRC and a wholly-owned subsidiary of SMIC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of the United States of America
"RMB"	Renminbi, the lawful currency of the PRC
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC

Unless otherwise specified in this circular and for the purpose of illustration only, translation rates have been used as follows:

HK$7.7740 = US$1.00
RMB8.2781 = US$1.00
HK$0.9335 = RMB1.00

No representation is made that any amounts in US$ or HK$ or RMB have been or could be converted at the above rate or at any other rates or at all.

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Mr. Xu Zhen Dong *(Chairman)*
Mr. Xu Zhi Xiang
Prof. Zhang Wan Zhong

Non-Executive Directors:
Mr. Lo Lin Shing, Simon
Mr. Liu Yong Jin
Mr. Hao Yi Long
Mr. Wu Min Sheng
Mr. Li Li Xin

Independent Non-Executive Directors:
Prof. Nan Xiang Hao
Mr. Chin Man Chung, Ambrose

Legal Address:
Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC:
3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong:
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

19 April 2004

MAJOR TRANSACTION RELATING TO THE DISPOSAL OF SHARES IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

INTRODUCTION

As announced by the Company on 6 September 2001, JBU Cayman, a wholly-owned subsidiary of the Company, subscribed for 54,000,540 SMIC Preference Shares and 54,000,540 SMIC Series A-1 Non-Convertible Preference Shares, representing approximately 5.29% of the then issued share capital of SMIC, for an aggregate consideration of US$60 million (equivalent to approximately RMB500 million). In June 2002, JBU Cayman assigned its entire interest in SMIC to JBU Development, a wholly-owned subsidiary of the Company.

On 9 March 2004, the Company announced that JBU Development would dispose of up to 240,000,000 SMIC Ordinary Shares in the initial public offering of SMIC. The purpose of this circular is to provide you with (i) more information in relation to the Disposal; and (ii) a notice convening the SGM.

THE DISPOSAL

On 8 March 2004, SMIC issued its prospectus in relation to the Global Offering. Effective upon completion of the Global Offering on Thursday, 18 March 2004 (Hong Kong time), all the SMIC Preference Shares (other than Series A-1 Non-Convertible Preference Shares) were converted into SMIC Ordinary Shares pursuant to the Capital Reorganisation. Immediately after the Capital Reorganisation but before the Offer for Sale, JBU Development held 540,005,400 SMIC Ordinary Shares. Pursuant to the Offer for Sale, JBU Development disposed of 156,842,000 SMIC Ordinary Shares. The offer price per SMIC Ordinary Share was HK$2.69. Accordingly, the gross proceeds to be received by JBU Development from such disposal is approximately HK$422 million. After the Disposal, JBU Development will continue to hold 383,163,400 SMIC Ordinary Shares, representing approximately 2.1% of the issued share capital of SMIC as enlarged by the New Issue.

Pursuant to the Option, which may be exercised by the joint book runners of the Global Offering during the period up to 10 April 2004, JBU Development may be required to further dispose of up to 68,890,000 additional SMIC Ordinary Shares. The Option has not been exercised and JBU Development is not required to dispose of additional SMIC Ordinary Shares.

INFORMATION ON SMIC

The principal business of SMIC is its investment in SMIC Shanghai, which is principally engaged in manufacture, probe test and testing of semiconductor (silicon and compound semiconductor), integrated circuit chips, research and development, design, technical services, mask manufacture, testing and packaging and sale of proprietary IC-related products.

The audited loss of SMIC for the two years ended 31 December 2003 were approximately US$102,603,000 and US$103,262,000 respectively. The audited consolidated net tangible assets of SMIC as at 31 December 2002 and 31 December 2003 were approximately US$856,244,000 and US$1,443,995,000 respectively.

REASONS FOR THE DISPOSAL AND USE OF PROCEEDS

The Directors consider that the Disposal will allow the Company to realize part of its investment in SMIC at a profit and therefore is in the interest of the Company. Based on the book cost for the 156,842,000 SMIC Ordinary Shares disposed of by JBU Development and the offer price of HK$2.69 per share, JBU Development recorded a gain of approximately HK$269 million from the Disposal, which gain will be reflected in the Company's financial statements for the year ending 31 December 2004. The gross and net proceeds from the Disposal amounted to approximately HK$422 million and HK$408 million respectively. It is intended that part of the proceeds of approximately HK$300 million will be used for repayment of bank loans utilised for financing the Group's investment in SMIC and the remaining balance of approximately HK$108 million will be used as general working capital of the Company.

SHAREHOLDERS' APPROVAL

The Disposal constitutes a major transaction pursuant to Rule 19.06 of the GEM Listing Rules and is subject to approval by the Shareholders. Written confirmations from the Closely Allied Group, namely Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, Beijing Beida Jade Bird Limited, Beijing Beida Jade Bird Software System Co., Dynamic Win Assets Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company, Dragon Air Investments Limited and Hinet Company Limited, holding approximately 52.5% of the issued share capital of the Company approving the Disposal have been obtained. All the members of the Closely Allied Group were promoters of the Company and accordingly each of the members of the Closely Allied Group has been a Shareholder since the incorporation of the Company in March 2000. The members of the Closely Allied Group have voted unanimously in the past on shareholders' resolutions of the Company in addition to routine resolutions at the Company's annual general meetings, e.g. the resolution to approve the subdivision of the shares of the Company in October 2000 and the resolution to approve the acquisition of 5.29% interest in SMIC in December 2001.

As written confirmations from the members of the Closely Allied Group approving the Disposal have been obtained, in accordance with Rule 19.39 of the GEM Listing Rules, the Company need not hold a general meeting to consider the Disposal. However, pursuant to its Articles of Association, the Company would hold the SGM as a procedural formality for the purpose of approving, ratifying and confirming the Disposal by the Shareholders.

None of the Shareholders has any interest in the Disposal. Accordingly, none of the Shareholders will be required to abstain from voting in respect of the Disposal.

On 13 April 2004, the Company announced that (1) Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited entered into a conditional agreement to transfer its entire interest in the Company to Beijing Beida Jade Bird Limited; and (2) Dynamic Win Assets Limited entered into a conditional agreement to transfer 14,586,000 Promoter Shares to New View Venture Limited. Both agreements are conditional upon satisfaction of a number of conditions, including approval by Shareholders of the amendments to the Articles of Association of the Company to reflect changes in the shareholder and shareholdings. As the parties to the transfers are all promoters of the Company, and as the transfers are conditional upon satisfaction of certain conditions, such proposed transfers will not affect the confirmations or approvals given by such parties to the Disposal.

SPECIAL GENERAL MEETING

The notice convening the SGM as a procedural formality to approve, ratify and confirm the Disposal by way of ordinary resolution is set out on pages 19 to 20 in this circular. Shareholders holding approximately 52.5% of the issued share capital of the Company have already given their written approval of the Disposal.

A reply slip for the SGM to be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Friday, 4 June 2004 at 11:00 a.m. is enclosed. Whether or not you intend to attend the SGM, you are requested to complete and return the reply slip, for holders of H shares, to Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong, on or before 4:00 p.m. on Saturday, 15 May 2004 and for holder of Promoter Shares to the principal place of business of the Company in Beijing at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, PRC on or before 4:00 p.m. on Saturday, 15 May 2004.

A proxy form for use at the SGM to be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Friday, 4 June 2004 at 11:00 a.m. is also enclosed. Whether or not you intend to attend the SGM, you are requested to complete and return the proxy form, for holders of H Shares, to the Company's H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, and for holder of Promoter Shares, to the Company's principal place of business in Beijing at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, PRC not less than 24 hours before the time appointed for the holding of the SGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or at any adjourned meeting should you so wish.

RECOMMENDATION

The Directors consider that the Disposal will allow the Company to realize part of its investment in SMIC at a profit and therefore is in the interest of the Company. Accordingly, the Directors recommended the Shareholders to vote in favour of the resolution.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
By Order of the Board
Xu Zhen Dong
Chairman

1. STATEMENT OF INDEBTEDNESS

At the close of business on 29 February 2004, being the latest practicable date for ascertaining information regarding this indebtedness statement, the Group had total outstanding borrowings of approximately RMB396.3 million which solely consist of short-term bank loans.

At the close of business on 29 February 2004, approximately RMB3.1 million of the bank loans mentioned above were secured by mortgages over some of the buildings, machinery and equipment of the Group with a net book value of approximately RMB1.1 million. The remaining bank loans mentioned above of approximately RMB393.2 million have also obtained a joint guarantee by Beijing Beida Jade Bird Limited which is a shareholder of the Company and Peking University Resource Group, a subsidiary of Peking University which is the ultimate controlling shareholder of the Company.

Save as aforesaid or as otherwise mentioned in this circular and apart from intra-group liabilities, the Directors confirmed that no company in the Group had outstanding, at the close of business on 29 February 2004, any mortgages, charges, pledge, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, acceptance liabilities or acceptance credits, any guarantees or other material contingent liabilities.

Foreign currency amounts have, for the purpose of this indebtedness statement, been translated into RMB at the rates of exchange prevailing as at the close of business on 29 February 2004.

On 16 March 2004, the Company repaid approximately RMB83 million of the bank loans as set out in the bank loans of approximately RMB393.2 million mentioned above.

Save as aforesaid or as otherwise mentioned in this circular, the Directors confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 29 February 2004.

2. WORKING CAPITAL

The Directors, including independent non-executive Directors, are of the opinion that, following completion of the Disposal, taking into account the financial resources available to the Group, including internally generated funds and the present available banking facilities, and in the absence of unforeseen circumstances, the Group will have sufficient working capital for its present requirements.

3. RULES 17.15 TO 17.21 OF THE GEM LISTING RULES

The Directors have confirmed that, as at the Latest Practicable Date, the Group was not aware of any circumstances that would give rise to a disclosure requirement under Rules 17.15 to 17.21 of the GEM Listing Rules.

4. MATERIAL CHANGE

Save as and except for the gain as a result of the Disposal, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2003, being the date to which the latest published audited financial statements of the Company were made up.

5. ADJUSTED NET TANGIBLE ASSETS (FOR REFERENCE AND ILLUSTRATION PURPOSES ONLY)

Based on the audited net tangible assets of the Group as at 31 December 2003, after the Disposal, the net tangible assets of the Group will be increased by approximately RMB288 million from approximately RMB532 million to RMB820 million.

6. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Overview

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system applications, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

Financial year ended 31 December 2003

Turnover

The audited consolidated turnover of the Group for the year ended 31 December 2003 amounted to RMB199,740,000 (2002 – RMB250,463,000).

The decrease in turnover and the unfavorable operating results was primarily due to a substantial reduction in total solution services projects as affected by the outbreak of the atypical pneumonia in the first half of the year. The higher margin total solution services business experienced a decrease of RMB42.4 million to RMB14.4 million from RMB56.8 million in last year. The decrease in revenue of total solution services was partly offset by increase in revenue from the development and sales of embedded systems and related products of RMB29.5 million to RMB114.9 million. For the year ended 31 December 2003, the turnover from the sales of embedded system products and related products, sales of computer products and total solution services were approximately 57%, 35% and 8% respectively as compared to the more evenly distributed sales mix of 34%, 43% and 23% respectively in the same period last year.

Operating Profit

The operating profit of the Group for the year ended 31 December 2003 amounted to RMB16,312,000 (2002 – RMB63,568,000).

The operating result of the Group was affected by the decrease in the revenue of total solution services which carried a higher margin. In addition, sales of embedded systems as well as sales of computer products also recorded decrease in gross profit margin. The decrease in gross profit was partly offset by savings in employee costs and other operating expenses resulting in a decrease of 74% in operating profit as compared to last year.

Finance Cost

In January 2003, the Company had replaced a short-term bank loan of RMB360 million drawn down in year 2001 with a foreign currency short term bank loan of US$47.5 million (approximately RMB393 million) with a lower interest rate to finance the investment in SMIC. Therefore, the interest expense recorded a decrease of RMB11.8 million or 49% as compared to last year.

Profit Attributable to Shareholders

The profit attributable to shareholders and earning per share of the Group for the year ended 31 December 2003 were RMB7,136,000 (2002 – RMB42,646,000) and RMB0.7 cents (2002 – 4.4 cents) respectively.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and short term bank loans.

As at 31 December 2003, the Group had cash on hand of RMB278 million and short term bank loans totalling RMB396 million. Included in the short term bank loans, an amount of US$47.5 million (approximately RMB393 million) was the short term bank loan for financing the investment in SMIC. The Group's short term bank loan of RMB3,060,000 was secured by the Group's fixed assets with a net book value of RMB1,097,000. The aforesaid US$ short term bank loan was guaranteed by a shareholder of the Company and a subsidiary of Peking University.

On 20 June 2003, the Company entered into a placing agreement with a placing agent for the placing, on a best effort basis, of an aggregate of up to 140,000,000 new H Shares at a price of HK$0.6 per H share ("the Placing"). On 4 July 2003, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 140,000,000 new H Shares. The proceeds from the Placing were credited to the books of the Company in July 2003.

Future prospects

In recent years, network security has been more and more important to government departments and large business enterprises in China. The Group has been selected by certain government departments and major Chinese business enterprises, such as Beijing Municipal Government and China Petroleum, as one of the few on-list suppliers for provision of network security products. The Directors estimate that the results from network security products in year 2004 would be very promising.

In the coming year, the Group proposes to research on and develop first-rate firewall of higher bandwidth, zero packet loss and advanced technology (including the mixed mode firewall with expanded and developed firewall functions, and the improvement of VLAN and VPN), as well as the development of multiple interfaces for external net, virtual private network and email filter.

Wuhan Beida Jade Bird Netsoft Company Limited ("Jade Bird Netsoft "), a subsidiary of the Company, plans to perfect the enterprise version of the network management software, conduct technology development for SNMP Agent API and SNMP Proxy Agent API, the No.2 and No.3 products of the series of Simple Network Management Protocol development platform (SNMP API), so as to complete the production of telecommunications version of the network management software. It plans to research on and develop VPN management software products. In the future, Jade Bird Netsoft will continue its sales activities nationwide, enhance its marketing activities, build up the awareness of its brands and enlarge its market share with a view to replacing imported goods gradually and accomplishing penetration of the telecommunications version of the network management software into the telecommunications market.

The fire prevention product department of the Group will jointly with a German company research on and develop JBF-11S/CD6 the ancillary micron control unit. Further, the Group will also implement the following new projects: the project of Air Force Blue Sky Community for Sichuan Smart Electric Co. Ltd., and the project of General Time International Apartment in Beijing for Hua Xia Fire Services (Group) Company Limited.

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. DISCLOSURE OF INTERESTS

(a) Interests and short positions of the Directors, chief executive and supervisors of the Company in the total issued Promoter Shares of the Company and its associated corporations

As at the Latest Practicable Date, the interests (including interests in shares and short positions) of the Directors, chief executive or supervisors of the Company in the Promoter Shares of the issued share capital of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, will be as follows:

Director/ Supervisor	Capacity	Number of Promoter Shares held by Heng Huat *(Note)*	Percentage shareholding in the Promoter Shares
Xu Zhen Dong	Beneficiary of a trust	220,000,000	31.43%
Xu Zhi Xiang	Beneficiary of a trust	220,000,000	31.43%

Director/ Supervisor	Capacity	Number of Promoter Shares held by Heng Huat *(Note)*	Percentage shareholding in the Promoter Shares
Zhang Wan Zhong	Beneficiary of a trust	220,000,000	31.43%
Liu Yong Jin	Beneficiary of a trust	220,000,000	31.43%
Wu Min Sheng	Beneficiary of a trust	220,000,000	31.43%
Zhang Yong Li	Beneficiary of a trust	220,000,000	31.43%
Dong Xiao Qing	Beneficiary of a trust	220,000,000	31.43%

Note:

The above Directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 Promoter Shares which Dynamic Win Assets Limited is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

(b) Interests in share options

As at the Latest Practicable Date, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5 July 2000.

3. DIRECTORS' SERVICE CONTRACTS

Each of the Directors has entered into a service contract with the Company for a term of three years commencing from 25 June 2003.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the persons other than a Director or chief executive or supervisor of the Company who have interests or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO are as follows:

Shareholder (Holders of Promotor Shares)	Capacity	No. of Promoter Shares	% in total Promoter Shares
Peking University *(Note 1)*	Interest of controlled corporation	310,000,000(L)	44.28%
Heng Huat Investments Limited *(Note 2)*	Interest of controlled corporation	220,000,000(L)	31.43%
Dynamic Win Assets Limited *(Notes 2 & 3)*	Beneficial owner	220,000,000(L)	31.43%
New World Cyberbase Limited	Interest of controlled Corporation	70,000,000(L)	10.00%
New View Venture Limited *(Note 3)*	Beneficial Owner	84,586,000(L)	12.08%
Asian Technology Investment Company Limited	Beneficial Owner	50,000,000(L)	7.14%

Notes:

(1) Peking University is taken to be interested in 44.28% of the total Promoter Shares through the following companies:

(a) 85,000,000 Promoter Shares (representing approximately 12.14% of the Company's total Promoter Shares) held by Beijing Beida Yu Huan Microelectronics System Engineering Company (北京北大宇環微電子系統工程公司), which is beneficially wholly-owned by Peking University;

(b) 110,000,000 Promoter Shares (representing approximately 15.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Software System Co. (北京市北大青鳥軟件系統公司), which is beneficially wholly-owned by Peking University;

(c) 40,000,000 Promoter Shares (representing approximately 5.71% of the Company's total Promoter Shares) held by Beijing Beida Jade Bird Limited (北京北大青鳥有限責任公司), which is approximately 46% owned by Peking University. Pursuant to a conditional transfer agreement dated 15 March 2004 and commencing from 15 March 2004, Beijing Beida Jade Bird Limited is taken to be interested in the 75,000,000 Promoter Shares that Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited is interested. Completion of the transfer agreement is pending fulfillment of the conditions specified therein; and

(d) 75,000,000 Promoter Shares (representing approximately 10.71% of the Company's total Promoter Shares) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited (北京天橋北大青鳥科技股份有限公司), the board of which is controlled by Beijing Beida Jade Bird Limited.

(2) Heng Huat Investments Limited is beneficially interested in 93.37% of the issued share capital of Dynamic Win Assets Limited and is taken to be interested in 220,000,000 Promoter Shares held by Dynamic Win Assets Limited in the issued capital of the Company.

(3) Pursuant to a conditional transfer agreement dated 11 March 2004 and commencing from 11 March 2004, New View Venture Limited is taken to be interested in 14,586,000 Promoter Shares that Dynamic Win Assets Limited is interested. Completion of the transfer agreement is pending fulfillment of the conditions specified therein.

(4) The letter "L" denotes a long position in shares.

Save as disclosed above, so far as is known to the Directors there are no persons, other than the Company, who are interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

5. SHARE CAPITAL

As at the Latest Practicable Date, the authorized share capital of the Company was as follows:

	Number of issued shares	**Nominal value**	**Paid up capital**
	'000	*RMB'000*	*RMB'000*
Existing Issued Shares:			
Promoter shares	700,000	70,000	70,000
H shares	404,000	40,400	40,400
	1,104,000	110,400	110,400

Note: Promoter Shares and H Shares are both ordinary shares in the share capital of the Company with nominal value of RMB0.10 each.

6. MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

7. COMPETING INTERESTS

None of the Directors, the management shareholders of the Company or any of their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

8. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

9. GENERAL

(a) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

(b) The principal place of business of the Company in the PRC is at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, the PRC.

(c) The place of business of the Company in Hong Kong is at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong.

(d) The share register and transfer office of the Company is Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The appointed auditors of the Company is Messrs. Ernst & Young, Certified Public Accountants at 15th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(f) The compliance officer of the Company is Mr. Zhang Wan Zhong ("Mr. Zhang"). Mr. Zhang graduated from Peking University with a master degree in science. Mr. Zhang held various positions in the administrative arm of Peking University and was the authorised representative and general manager of Peking University Science Information Technology Company.

(g) The qualified accountant and company secretary of the Company is Mr. Chan Him, Alfred ("Mr. Chan"). Mr. Chan is a fellow member of both the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.

(h) The Company has established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has two members, namely the two independent non-executive Directors, Mr. Chin Man Chung, Ambrose ("Mr. Chin") and Prof. Nan Xiang Hao ("Prof. Nan"). Mr. Chin, holds a master degree in literature from the Peking University and is currently a professor of the Faculty of History of the Fudan University. Prof. Nan is currently a part-time professor in the graduate school of University of Science & Technology of China. Prof. Nan was awarded various science award such as 國家科技進步二等獎(the Second Prize of State Technological Achievement).

(i) As at the Latest Practicable Date, the authorised share capital of the Company was RMB110.4 million divided into 700 million Promoter Shares and 404 million H Shares of RMB0.10 each.

(j) The Company did not have any outstanding convertible debt securities as at the Latest Practicable Date.

(k) Save as disclosed in this circular, none of the Directors is, directly or indirectly, interested in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2003, the date to which the latest published audited accounts of the Company were made up.

(l) Save as disclosed in this circular, there is no other contract or arrangement subsisting at the date of this circular in which a Director is materially interested and which is significant in relation to the business of the Group.

(m) Dealings in the H Shares may be settled through the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, and investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangement and how such arrangements will affect their rights and interest.

10. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business of the Company) have been entered into by members of the Group within two years immediately the date of this circular which are or may be material:

1. Share Transfer Agreement dated 5 February 2002 between the Company and Beijing Beida Jade Bird Limited for the acquisition of 51% equity interest of Beijing Jade Bird Haodi Electric System Company Limited for RMB10,000,000;

2. Assets Transfer Agreement dated 1 April 2002 between the Company and Chengdu Jian Bang Technology Company Limited for the transfer of digital video recording system assets for RMB3,000,000.

3. Capital Increase Agreement dated 2 August 2002 of Wuhan Tianxun Technology Company Limited entered into by the Company with Central China Normal University Technology Development Company, Zhuhai Zhongjun Development Company Limited and Gluonsoft Corporation to increase the capital of Wuhan Tianxun Technology Company Limtied to RMB7,100,000.

4. Placing Agreement date 20 June 2003 between the Company and Tai Fook Securities Company Limited in relation to the underwriting of the placing of H shares.

5. Digital Video Recording System Assets Transfer Agreement dated 3 November 2003 between the Company and Shenzhen Beida Jade Bird Technology Limited for the transfer of the digital video recording system assets for RMB3,000,000.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents (and English translations thereof, if appropriate) will be available for inspection at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong during normal business hours up to and including 3 May 2004:

(a) the Memorandum and Articles of Association of the Company;

(b) the annual report of the Company for the year ended 31 December 2003; and

(c) the material contracts referred to in paragraph 10 of this Appendix.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of the holders of Promoter Shares and H Shares of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Friday, 4 June 2004 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following as an ordinary resolution:

ORDINARY RESOLUTION

THAT:

(a) the disposal of 156,842,000 ordinary shares (the "Disposal") of Semiconductor Manufacturing International Corporation ("SMIC") by Jade Bird Universal (Cayman) Development Company Limited, a wholly-owned subsidiary of the Company, in the initial public offering of SMIC at the offer price of HK$2.69 per ordinary share (details of the Disposal have been set out in an announcement of the Company dated 9 March 2004 and in a circular to the shareholders of the Company dated 19 April 2004) be and is hereby approved, ratified and confirmed; and

(b) the acts of the board of directors of the Company on behalf of the Company for the purpose of or in connection with the implementation and completion of the Disposal be and are hereby approved, ratified and confirmed.

By order of the board of directors
Xu Zhen Dong
Chairman

Hong Kong, 19 April 2004

Place of Business in Hong Kong
Unit 02, 7th Floor, Asia Pacific Centre
8 Wyndham Street
Central, Hong Kong

Notes:

(A) The H Share register of the Company will be closed from 4 May 2004 (Tuesday) to 3 June 2004 (Thursday) (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's H Share Register of Members at the close of business on 4 May 2004 (Tuesday) 2004, are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of the Company's H Shares registrar, Hong Kong Registrars Limited, is as follows:

Rooms 1901-5
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(Fax no.: 2865-0990)

(B) Holders of Promoter Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong (Fax No.(852) 2521-1669) (for holders of H Shares) or to the place of business of the Company in Beijing (for Promoter Shares) not later than 20 days before the date of the Special General Meeting, i.e. no later than 4:00 p.m. on Saturday, 15 May 2004.

The place of business of the Company in Beijing:

3rd Floor, Beida Jade Bird Building
No.207 Chengfu Road
Haidian District
Beijing 100871
PRC
Fax no: 86-10-62758434

(C) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Promoter Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of Promoter Shares, except that the proxy form or other documents of authority must be delivered to the place of business of the Company in Beijing, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

7

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Annual General Meeting to be held on 16 June 2004
(or at any adjournment thereof)

No. of shares to which this Proxy relates[2]	
Type of Shares (Promoters' Shares or H Shares) to which this Proxy relates[2]	

I/We [1] ______________________________
(of ______________________________)
being the registered holder(s) of Promoters' Share(s)/H Share(s) [3] of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") HEREBY APPOINT the Chairman of the Annual General Meeting or [4] ______________________________
(of ______________________________)
as my/our proxy at the Annual General Meeting (the "AGM") (and at any adjournment thereof) of the Company to be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on 16 June 2004 at 11:30 a.m. for the purpose of considering and if thought fit, passing the Ordinary and Special Resolutions as set out in the Notice convening the AGM dated 14 April 2004 and at the AGM (or at any adjournment thereof) to vote on my/our behalf in respect of the Resolution as directed below:–

	For [5]	Against [5]
Ordinary Resolution 1		
Ordinary Resolution 2		
Ordinary Resolution 3		
Ordinary Resolution 4		
Ordinary Resolution 5		
Ordinary Resolution 6		
Ordinary Resolution 7		
Special Resolution 8		
Special Resolution 9		

Signed this ____________ day of ____________ Signature(s) ______________________
Holder(s) of Promoters' Shares or H Shares

Notes:–

1. Full name(s) (in Chinese and English) and registered address(es) (as shown in the register of members) to be inserted in **BLOCK LETTERS.**
2. Please insert the number of Promoters' Shares or H Shares relates to this proxy form. If no number is inserted, this proxy form will be deemed to relate to all such shares in the capital of the Company registered in your name(s).
3. Please delete as appropriate.
4. A proxy need not be a member of the Company. A holder of Promoters' Shares or H Shares is entitled to appoint a proxy to attend and, in the event of a poll, vote in his stead. If such an appointment is made, you may delete the words "the Chairman of the Annual General Meeting or" and insert the name and address of the person appointed as proxy in the space provided. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
5. Please indicate with a "✓" in the appropriate space how you wish the proxy to vote on your behalf on a poll. If this form is returned duly signed, but without any such indication, the proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the Notice convening the AGM.
6. In the case of joint holders, the vote of the senior who tenders as vote, whether in person or by proxy or by representative, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be under its common seal or under the hand of an officer or attorney duly authorised.
8. To be valid, this proxy form together with any power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited with the Company's H share registrar in Hong Kong Registrars Limited at ROOMS 1901-5, 19TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG not less than 24 hours before the time appointed for holding the AGM or any adjournment thereof.
9. Completion and delivery of the proxy form will not preclude you from attending and voting at the AGM if you so wish.
10. The description of this resolution is by way of summary only. The full text appears in the Notice of Annual General Meeting dated 14 April 2004.

aa

FORMS RELATING TO LISTING

Form F

The Growth Enterprise Market (GEM)

Company Information Sheet

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this information sheet, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this information sheet.

Company name : Beijing Beida Jade Bird Universal Sci-Tech Company Limited
北京北大青鳥環宇科技股份有限公司

Stock code (ordinary shares): 8095

This information sheet contains certain particulars concerning the above company (the "Company") which is listed on the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong Limited (the "Exchange"). These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules"). They will be displayed at the GEM website on the Internet. This information sheet does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of 28 April 2004.

A. General

Place of incorporation	: the People's Republic of China
Date of initial listing on GEM	: 27 July 2000
Name of Sponsor(s)	: N/A
Names of directors	: *Executive Directors* Mr. Xu Zhen Dong (許振東先生) Mr. Xu Zhi Xiang (徐祇祥先生) Mr. Zhang Wan Zhong (張萬中先生) *Non-executive Directors* Mr. Lo Lin Shing, Simon (魯連城先生) Mr. Liu Yong Jin (劉永進先生) Mr. Hao Yi Long (郝一龍先生) Mr. Wu Min Sheng (吳敏生先生) Mr. Li Li Xin (李立新先生) *Independent non-executive Directors* Mr. Nan Xiang Hao (南相浩先生) Mr. Chin Man Chung, Ambrose (錢文忠先生)

Name(s) of substantial shareholder(s) : (as such term is defined in rule 1.01of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company

Shareholder	No. of Shares	Percentage of issued share capital
Peking University (1)	221,345,350	20.05%
Beijing Beida Jade Bird Software System Co. (2)	136,345,350	12.35%
Dynamic Win Assets Limited	220,000,000	19.93%
Heng Huat Investments Limited (3)	205,414,000	18.61%

(1) By reason of its direct and indirect interests in Beijing Beida Jade Bird Software System Co., Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited.
(2) By reason of its direct and indirect interests in Beijing Beida Jade Bird Limited and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited.
(3) By reason of its interests in Dynamic Win Assets Limited.

Name(s) of company(ies) listed on GEM: or the Main Board of the Stock Exchange within the same group as the Company — Nil

Financial year end date : 31 December

Registered address : Room 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Head office and principal place of business : *Principal place of business in the PRC*
3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

Web-site address (if applicable) : www.china-jbu.com

Share registrar : Hong Kong Registrars Limited
Rooms 1901-5, 19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Auditors : Ernst & Young
Certified Public Accountants
15th Floor Hutchison House
10 Harcourt Road
Central
Hong Kong

B. Business activities

The Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software application and designing integrated circuits for embedded system. The Company is also engaged in the design, manufacture, marketing, distribution and sale of five different embedded system products, namely, ASIC, Network Security Products, Smart Card Application System, GPS Application System and WFAS, all of which apply software and integrated circuits developed through the Company's own research and development. The Company is also engaged in the provision of total solutions to address the specific needs of each customer through applications of its existing embedded system products.

C. Ordinary shares

Number of Promoters' Shares in issue : 700,000,000

Number of H Shares in issue : 404,000,000

Par value of H Shares in issue : RMB0.10

Board lot size (in number of shares) : 1,000

Name of other stock exchange(s) on which ordinary shares are also listed: Nil

D. Warrants

Nil

E. Other securities

Nil

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet ("the Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet, as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

Xu Zhen Dong

Xu Zhi Xiang

Zhang Wan Zhong

Lo Lin Shing, Simon

Liu Yong Jin

Hao Yi Long

Wu Min Sheng

Li Li Xin

Nan Xiang Hao

Chin Man Chung, Ambrose

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Thursday, 13 May 2004 at 11:30 a.m. for the following purposes:-

1. To consider and approve the first quarter unaudited results of the Company and its subsidiaries for the three months ended 31 March 2004 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 29 April 2004.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

cc

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY RESULTS ANNOUNCEMENT
For the period ended 31 March 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

RESULTS

The board of directors (the "Directors") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three months ended 31 March 2004 together with the unaudited comparative figures for the corresponding period in 2003 as follows :

	Notes	For the three months ended 31 March 2004 RMB'000	For the three months ended 31 March 2003 RMB'000
Turnover	2	22,212	45,546
Other revenue and gains	3	289,223	315
Operating expenses:			
Materials and equipment		(17,560)	(39,935)
Employee costs		(5,331)	(4,603)
Depreciation of property, plant and equipment		(467)	(947)
Amortisation of goodwill and intangible assets		(1,472)	(1,600)
Other operating expenses		(2,766)	(1,848)
Total operating expenses		(27,596)	(48,933)
PROFIT/(LOSS) FROM OPERATING ACTIVITIES		283,839	(3,072)
Finance income / (costs)			
Interest income		508	722
Interest expense		(2,875)	(3,903)
Exchange gain/ (loss)		(1,288)	525
Profit/(loss) before tax		280,184	(5,728)
Tax	4	-	-
Profit/(loss) before minority interests		280,184	(5,728)
Minority interests		1,236	902
Profit/(loss) attributable to shareholders		281,420	(4,826)
Retained earnings, beginning of period		83,421	77,503
Retained earnings, end of period		364,841	72,677
Earnings/(loss) per share - basic (RMB cents)	5	25.5	(0.5)

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, Global Positioning System application systems, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended	
	31 March 2004	31 March 2003
	RMB'000	RMB'000
Turnover		
Sales of embedded systems and related products	20,721	14,213
Sales of computer products	893	31,333
Provision of total solution services	598	-
	22,212	45,546

3. Other Revenue and Gains

	For the three months ended	
	31 March 2004	31 March 2003
	RMB'000	RMB'000
Gain on disposal of shares investment (a)	289,214	-
Rental income	-	315
Others	9	-
	289,223	315

(a) In March 2004 Semiconductor Manufacturing International Corporation ("SMIC") issued a prospectus in relation to the global offering of its shares. In this connection, the Group disposed part of its shares investment in SMIC of 156,842,000 shares with a gain of RMB289,214,000. After the disposal, the Group still holds 383,163,400 ordinary shares in SMIC, representing approximately 2.1% of the issued share capital of SMIC.

4. Taxation

Hong Kong profits tax has not been provided as the Group has no assessable profits arising in Hong Kong during the period (2003 : Nil). Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the three months ended 31 March 2004 (2003 : Nil).

There was no material unprovided deferred tax for the period ended 31 March 2004 (2003 : Nil).

5. Earnings/(loss) per share

The calculation of earnings per share of RMB25.5 cents (2003 : loss per share of RMB0.5 cents) for the three months ended 31 March 2004 was based on the profit attributable to shareholders of approximately RMB281,420,000 (2003 : loss attributable to shareholders of approximately RMB4,826,000) and on the weighted average number of 1,104,000,000 shares (2003 : 964,000,000 shares) in issue.

INTERIM DIVIDEND

The Directors proposed an interim dividend of RMB1 cent per share (2003: Nil) for both Promoters' Share and H Shares, totaling approximately RMB 11,040,000 (2003: Nil), for the 3 months ended 31 March 2004. The proposed dividend is subject to approval by the Company's shareholders in the special general meeting to be held on 30 July 2004. It is intended that the dividend will be payable on or before 31 August 2004 to holders of Promoters' Shares and H Shares whose names appear on the register of members of the Company at 4:00 p.m. on 29 June 2004.

Dividend per share for the 3 months ended 31 March 2004 was calculated on the proposed dividends of approximately RMB 11,040,000 divided by the number of 1,104,000,000 shares in issue as at 31 March 2004.

CLOSURE OF H SHARES REGISTER

The H shares register of shareholders of the Company will be closed from 30 June 2004 to 30 July 2004 (both days inclusive), during which no transfer of H shares will be effected.

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the three months ended 31 March 2004 amounted to RMB22,212,000, representing a decrease of RMB23,334,000 or 51% as compared to the corresponding period last year.

The decrease in turnover was due to the decrease in sales of computer products.

For the three months period ended 31 March 2004, the turnover from the sales of embedded system products and related products and sales of computer products were approximately 93% and 4% respectively.

The first quarter is usually the slack season of the Group's business. Most of the major total solution services projects are carried out in the second half of each year.

Operating Profit

The operating profit of the Group for the three months ended 31 March 2004 amounted to RMB283,839,000 (2003 : operating loss of RMB3,072,000).The significant increase in profit was attributed to the gain on disposal of part of its shares investment in SMIC in March 2004 which was amounted to RMB289,214,000.

Profit Attributable to Shareholders

The profit attributable to shareholders and earnings per share of the Group for the three months ended 31 March 2004 were RMB281,420,000 and RMB25.5 cents respectively.

BUSINESS REVIEW

Network Security Products

The Group has completed the research and development of the technology of VLAN firewall module and H323 firewall module. The Group is now developing the technology of content filtration module. The Group has completed 23 sets of Beida Jada Bird net gate firewall JB-FW1/100M and 7 sets of net gate firewall JB-FW1/1000. The Group has also completed the state electricity remote VPN network project for the State Electricity Bureau and the technology and tools for the discovery of information system security defects based on attack and verification project for PRC Science Technology Department.

Wuhan Beida Jade Bird Netsoft Company Limited (Jade Bird Netsoft), a subsidiary of the Group, has completed the research and development of network flow system analysis software and related technology and multilayers (module) network management system. It is developing the technology for simple network management protocol development platform (SNMP API) series No.1 SNMP manager API, series No.2 SNMP Agent API. It is developing the network management platform system software Net Sure Expert 5.2 enhancement version products. During the period Jade Bird Netsoft has completed the electronic government affairs network and system control project for the Beijing Municipal Planning Committee and Hubei Province digital television broadcasting management and control system engineering for Hubei Provincial Television Broadcasting Network Limited Company. It also signed an agreement with China Threegorges University for the project of campus network management system.

Wireless Fire Alarm System

The Group has completed the research and development of wireless internet interface transfer technology and is developing DLI 3240 interface agreement technology. The Group has completed the research and development of DFP-16 control connection products and is developing ancillary micron control units with a German Company. The Group has produced 2 sets of DFP-16 control unit.

Security ICs

The Group has signed GBI sales agreements with Xiamen Hengxin Wangyuan Telecommunication Technology Limited Company and Guangzhou Jiayi Electronic Technology Limited Company. The Group has signed original components sales agreement with Beijiang Jiasheng Lianqiao Information Technology Limited Company. The Group has also signed Flash sales agreement with Shenzhen Yongsheng Telecommunication Limited Company

GOVERNMENT APPROVAL

The Jade Bird net gate firewall JB-FW1 has been certified by the PRC Liberation Army Information Security Assessment Certification Centre on 29 January 2004.

MARKETING ACTIVITIES

Jade Bird Netsoft has held a press conference relating to network management software on 29 March 2004 to announce the products development, production and promotion to the press and introduce products to its working partners. The products has been used by the communication team of Liberation Army for testing and was promoted and reported by the press.

OUTLOOK

The Group plans to develop mails and virus filtration module and to improve the performance of firewall.

Jade Bird Netsoft will continue to use its technology advantages to improve the techniques of its software products, to enlarge its operation and market share. It plans to develop simple network management protocol development platform (SNMP API) series No.3 SNMP Proxy Agent API technology. It plans in the coming year to enhance the enterprise version of network management software and complete the telecommunication version of network management software. It also plans to increase the sales activities nationwide, build up the brand name, enlarge its market share to replace imported products and sell the telecommunication version of network management software to the telecommunications industry.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 March 2004, the interests and short positions of the directors and supervisors in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules, were as follows:

Long positions in ordinary shares of the Company:

	Name of director	Note	Number of shares held, Capacity and nature of interest Beneficiary of a trust	Approximate percentage of the Company's total issued domestic share capital	Approximate percentage of the Company's total issued share capital
1	Mr. Xu Zhen Dong	(a)	220,000,000	31.4	19.9
2	Mr. Xu Zhi Xiang	(a)	220,000,000	31.4	19.9
3	Mr. Zhang Wan Zhong	(a)	220,000,000	31.4	19.9
4	Mr. Liu Yong Jin	(a)	220,000,000	31.4	19.9
5	Mr. Wu Min Sheng	(a)	220,000,000	31.4	19.9
	Name of supervisor				
1	Mr. Zhang Yong Li	(a)	220,000,000	31.4	19.9
2	Mr. Dong Xiao Qing	(a)	220,000,000	31.4	19.9

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors and supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 31 March 2004, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2004, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 March 2004, the following interests of 5% or more of the issued share capital of the Company (except for Beijing Beida Jade Bird Limited which has only 3.6% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Name	Notes	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
1	Peking University	(a)	Through controlled corporations	310,000,000	44.3	28.1	-
2	Beijing Beida Yu Huan Microelectronics System Engineering Company	(a)	Directly beneficially owned	85,000,000	12.1	7.7	-
3	Beijing Beida Jade Bird Software System Company	(a)	Directly beneficially owned	110,000,000	15.7	10.0	-
4	Beijing Beida Jade Bird Limited	(a)	Directly beneficially owned	40,000,000	5.7	3.6	-
5	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	(a)	Directly beneficially owned	75,000,000	10.7	6.8	-
6	Heng Huat Investments Limited	(b)	Through a controlled corporation	220,000,000	31.4	19.9	-
7	Dynamic Win Assets Limited	(b)	Directly beneficially owned	220,000,000	31.4	19.9	-
8	New World Cyberbase Limited	(c)	Through a controlled corporation	70,000,000	10.0	6.3	-
9	New View Venture Limited	(c)	Directly beneficially owned	70,000,000	10.0	6.3	-
10.	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.1	4.5	-

Notes:

(a) Peking University is taken to be interested in 28.1% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.7% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 10.0% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Company, which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 shares (representing approximately 3.6% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(iv) 75,000,000 shares (representing approximately 6.8% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The shares of the Company are held by Dynamic Win Assets Limited, which is 93.37% owned by Heng Huat Investments Limited

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World Cyberbase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section 'Directors' and supervisors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung for the period ended 31 March 2004. An audit committee meeting was held to review the Group's first quarterly results and provide advice and recommendations to the board of directors.

BOARD PRACTICES AND PROCEDURES

During the three months ended 31 March 2004, the Company was in compliance with Board Practices and Procedures as set out in Rules 5.28 to 5.39 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 31 March 2004, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 May 2004.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

dd

BEIDA JADE BIRD<08095> - Results Announcement (Q1, 2004, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 13/05/20
(stock code: 08095)

Year end date	:31/12/2004
Currency	:RMB
Auditors' report	:N/A
1st Quarterly Report Reviewed by	Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/01/2004 to 31/03/2004 RMB'000	(Unaudited) Last Corresponding Period from 01/01/2003 to 31/03/2003 RMB'000
Turnover	:	22,212	45,546
Profit/(Loss) from Operations	:	283,839	(3,072)
Finance cost	:	(2,875)	(3,903)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	281,420	(4,826)
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	RMB 0.255	(RMB 0.005)
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	281,420	(4,826)
1st Quarter Dividends per Share	:	RMB one cent	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 1st Quarter Dividends	:	30/06/2004 to 30/07/2004	bdi.
Payable Date	:	31/08/2004	
B/C Dates for Special General Meeting	:	30/06/2004 to 30/07/2004	bdi.
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :
Name : Alfred Chan
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein

has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losse suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products , wireless fire alarm systems, application specific integrated circuits, global positioning system application systems, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Earnings/(loss) per share

The calculation of earnings per share of RMB25.5 cents (2003 : loss per share of RMB0.5 cents) for the three months ended 31 March 2004 was based on the profit attributable to shareholders of approximately RMB281,420,000 (2003 : loss attributable to shareholders of approximately RMB4,826,000) and on the weighted average number of 1,104,000,000 shares (2003 : 964,000,000 shares) in issue. No diluted earnings per share for the period ended 31 March 2004 and the last corresponding period have been presented as there were no dilutive potential ordinary shares in existence during the periods.

3. Interim Dividend

The Directors proposed an interim dividend of RMB1 cent per share (2003: Nil) for both Promoters' Share and H Shares, totaling approximately RMB 11,040,000 (2003: Nil), for the 3 months ended 31 March 2004. The proposed dividend is subject to approval by the Company's shareholders in the special general meeting to be held on 30 July 2004. It is intended that the dividend will be payable on or before 31 August 2004 to holders of Promoters' Shares and H Shares whose names appear on the register of members of the Company at 4:00 p.m. on 29 June 2004.

Dividend per share for the 3 months ended 31 March 2004 was calculated on the proposed dividends of approximately RMB 11,040,000 divided by the number of 1,104,000,000 shares in issue as at 31 March 2004.

4. Closure of H Shares Register

The H shares register of shareholders of the Company will be closed from 30 June 2004 to 30 July 2004 (both days inclusive), during which no transfer of H shares will be effected.

announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at 11:30 a.m. on 30 July 2004 at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC for the purpose of considering and, if thought fit, passing the following resolution as ordinary resolution of the Company.

ORDINARY RESOLUTION

"**THAT** the board of the Company be hereby approved to purpose an interim dividend of RMB 1 cent per share to be distributed to all the shareholders whose names appeared on the register of members of the Company at 4:00 p.m. on 29 June 2004."

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 14 May 2004.

Notes:

(A) The H Share register of the Company will be closed from 30 June 2004 (Wednesday) to 30 July 2004 (Friday) (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's H Share Register of Members at the close of business on 29 June 2004 (Tuesday), are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of the Company's H Shares registrar, Hong Kong Registrars Limited, is as follows:
Rooms 1901-5
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
(Fax no: 2865-0990)

(B) Holders of Promoter Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to Hong Kong Registers Limited at the address set out above (for holders of H Shares) or to the place of business of the Company in Beijing (for Promoter Shares) not later than 20 days before the date of the Special General Meeting, i.e. no later than 4:00 p.m. on Saturday, 10 July, 2004.

The place of business of the Company in Beijing is as follows:
3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC
(Fax no: 86-10-62758434)

(C) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Promoter Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of Promoter Shares, expect that the proxy form or other documents of authority must be delivered to the place of business of the Company in Beijing, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce he/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(H) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the board of directors of the Company comprises three executive directors, being Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong, five non-executive directors, being Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin, and two independent non-executive directors, being Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

ff

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Special General Meeting to be held on at 11:30 a.m on 30 July 2004
(or at any adjournment thereof)

No. of shares to which this Proxy relates (2)	
Type of Shares (Promoters' Shares or H Shares) to which this Proxy relates (2)	

I/ We(1)____

(of____)

being the registered holder(s) of Promoters' Shares/H Share(S) (3) of Beijing Beida Bird Universal Sci-Tech Company Limited (the "Company") **HEREBY APPOINT** the Chairman of the Special General Meeting or

(4)____

(of____)

as my/our proxy at the Special General Meeting (the "SGM") (and at any adjournment thereof) of the Company to be held at Meeting Room 301, 3rd Floor, Beijing Jade Bird Building. No. 207 Chengfu Road, Haidian District, Beijing, the PRC at 11:30 a.m. on 30 July 2004 for the purpose of considering and if thought fit, passing the Ordinary Resolution as set out in the Notice convening the SGM dated 14 May 2004 and at the SGM (or at any adjournment thereof) to vote on my/our behalf in respect of the Resolution as directed below:-

	For (5)	**Against** (5)
Ordinary Resolution		

Signed this ________________ day of ________________ Signature (s):________________

Holder(s) of Promoters' Shares or H Shares

Notes:-

1. Full name (s) (in Chinese or in English) and registered address (es) (as shown in the register of members) to be inserted in **BLOCK LETTERS.**
2. Please insert the number of Promoters' Shares and H Shares relates to this proxy form. If no number is inserted, this proxy form will be deemed to relate to all such shares in the capital of the Company registered in your name(s).
3. Please delete as appropriate.
4. A proxy need not be a member of the Company. A holder of Promoters" Shares or H Shares is entitled to appoint a proxy to attend and, in the event of a poll, vote in his stead. If such an appointment is made, you may delete the words "the Chairman of the Special General Meeting or" and insert the name and address of the person appointed as proxy in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
5. Please indicate with a "√" in the appropriate space how you wish the proxy to vote on your behalf on a poll. If this form is returned duly signed, but without any such indication, the proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the SGM other than those referred to in the Notice convening the SGM.
6. In the case of joint holders, the vote of the senior who tenders as vote, whether in person or by proxy or by representative, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. *this proxy form must be signed by you or your attorney duly authorized in writing or , in the case of a corporation, must be under its common seal or under the hand of an officer or attorney duly authorized.*
8. To be valid, this proxy form together with any power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited with the Company's H share registrar in Hong Kong Registrars Limited at **ROOMS 1901-5, 19TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG** not less than 24 hours before the time appointed for holding the SGM or any adjournment thereof.
9. Completion and delivery of the proxy form will not preclude you from attending and voting at the SGM if you so wish.
10. The description of this resolution is by way of summary only. The full text appears in the Notice of Special General Meeting dated 14 May 2004.

93

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

ANNOUNCEMENT

The Directors of the Company (the "Directors") have noted the unusual movements in price of the shares of the Company today. Save for the first quarterly results announcement for the period ended 31 March 2004 as disclosed in the Company announcement dated 13 May 2004, the Directors are not aware of any reason for the unusual movements in price of the shares of the Company.

The Directors also confirm that there are no negotiations or agreements relating to intended transactions which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 17 May 2004

As at the date of this announcement, the board of directors of the Company comprises three executive directors, being Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong, five non-executive directors, being Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin, and two independent non-executive directors, being Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

First Quarterly Results Report

For the Period Ended 31 March 2004

青鸟环宇

JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 8095)

FIRST QUARTERLY RESULTS REPORT FOR THE PERIOD ENDED 31 MARCH 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

RESULTS

The board of directors (the "Directors") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the three months ended 31 March 2004 together with the unaudited comparative figures for the corresponding period in 2003 as follows:

		For the three months ended	
	Notes	31 March 2004 *RMB'000*	31 March 2003 *RMB'000*
Turnover	2	22,212	45,546
Other revenue and gains	3	289,223	315
Operating expenses:			
Materials and equipment		(17,560)	(39,935)
Employee costs		(5,331)	(4,603)
Depreciation of property, plant and equipment		(467)	(947)
Amortisation of goodwill and intangible assets		(1,472)	(1,600)
Other operating expenses		(2,766)	(1,848)
Total operating expenses		(27,596)	(48,933)
PROFIT/(LOSS) FROM OPERATING ACTIVITIES		283,839	(3,072)
Finance income/(costs)			
Interest income		508	722
Interest expense		(2,875)	(3,903)
Exchange gain/(loss)		(1,288)	525
Profit/(loss) before tax		280,184	(5,728)
Tax	4	–	–
Profit/(loss) before minority interests		280,184	(5,728)
Minority interests		1,236	902
Profit/(loss) attributable to shareholders		281,420	(4,826)
Retained earnings, beginning of period		83,421	77,503
Retained earnings, end of period		364,841	72,677
Earnings/(loss) per share – basic (RMB cents)	5	25.5	(0.5)

Notes:

1. **Principal Activities and Basis of Presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, Global Positioning System application systems, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended	
	31 March 2004	31 March 2003
	RMB'000	*RMB'000*
Turnover		
Sales of embedded systems and related products	20,721	14,213
Sales of computer products	893	31,333
Provision of total solution services	598	–
	22,212	45,546

3. Other Revenue and Gains

	For the three months ended	
	31 March 2004	31 March 2003
	RMB'000	*RMB'000*
Gain on disposal of shares investment (a)	289,214	–
Rental income	–	315
Others	9	–
	289,223	315

(a) In March 2004 Semiconductor Manufacturing International Corporation ("SMIC") issued a prospectus in relation to the global offering of its shares. In this connection, the Group disposed part of its shares investment in SMIC of 156,842,000 shares with a gain of RMB289,214,000. After the disposal, the Group still holds 383,163,400 ordinary shares in SMIC, representing approximately 2.1% of the issued share capital of SMIC.

4. Taxation

Hong Kong profits tax has not been provided as the Group has no assessable profits arising in Hong Kong during the period (2003: Nil). Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the three months ended 31 March 2004 (2003: Nil).

There was no material unprovided deferred tax for the period ended 31 March 2004 (2003: Nil).

5. Earnings/(loss) per share

The calculation of earnings per share of RMB25.5 cents (2003: loss per share of RMB0.5 cents) for the three months ended 31 March 2004 was based on the profit attributable to shareholders of approximately RMB281,420,000 (2003: loss attributable to shareholders of approximately RMB4,826,000) and on the weighted average number of 1,104,000,000 shares (2003: 964,000,000 shares) in issue.

INTERIM DIVIDEND

The Directors proposed an interim dividend of RMB1 cent per share (2003: Nil) for both Promoters' Share and H Shares, totaling approximately RMB 11,040,000 (2003: Nil), for the 3 months ended 31 March 2004. The proposed dividend is subject to approval by the Company's shareholders in the special general meeting to be held on 30 July 2004. It is intended that the dividend will be payable on or before 31 August 2004 to holders of Promoters' Shares and H Shares whose names appear on the register of members of the Company at 4:00 p.m. on 29 June 2004.

Dividend per share for the 3 months ended 31 March 2004 was calculated on the proposed dividends of approximately RMB 11,040,000 dividend by the number of 1,104,000,000 shares in issue as at 31 March 2004.

CLOSURE OF H SHARES REGISTER

The H shares register of shareholders of the Company will be closed form 30 June 2004 to 30 July 2004 (both days inclusive), during which no transfer of H shares will be effected.

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the three months ended 31 March 2004 amounted to RMB22,212,000, representing a decrease of RMB23,334,000 or 51% as compared to the corresponding period last year.

The decrease in turnover was due to the decrease in sales of computer products.

For the three months period ended 31 March 2004, the turnover from the sales of embedded system products and related products and sales of computer products were approximately 93% and 4% respectively.

The first quarter is usually the slack season of the Group's business. Most of the major total solution services projects are carried out in the second half of each year.

Operating Profit

The operating profit of the Group for the three months ended 31 March 2004 amounted to RMB283,839,000 (2003: operating loss of RMB3,072,000). The significant increase in profit was attributed to the gain on disposal of part of its shares investment in SMIC in March 2004 which was amounted to RMB289,214,000.

Profit Attributable to Shareholders

The profit attributable to shareholders and earnings per share of the Group for the three months ended 31 March 2004 were RMB281,420,000 and RMB25.5cents respectively.

BUSINESS REVIEW

Network Security Products

The Group has completed the research and development of the technology of VLAN firewall module and H323 firewall module. The Group is now developing the technology of content filtration module. The Group has completed 23 sets of Beida Jada Bird net gate firewall JB-FW1/100M and 7 sets of net gate firewall JB-FW1/1000. The Group has also completed the state electricity remote VPN network project for the State Electricity Bureau and the technology and tools for the discovery of information system security defects based on attack and verification project for PRC Science Technology Department.

Wuhan Beida Jade Bird Netsoft Company Limited (Jade Bird Netsoft), a subsidiary of the Group, has completed the research and development of network flow system analysis software and related technology and multilayers (module) network management system. It is developing the technology for simple network management protocol development platform (SNMP API) series No. 1 SNMP manager API, series No. 2 SNMP Agent API. It is developing the network management platform system software Net Sure Expert 5.2 enhancement version products. During the period Jade Bird Netsoft has completed the electronic government affairs network and system control project for the Beijing Municipal Planning Committee and Hubei Province digital television broadcasting management and control system engineering for Hubei Provincial Television Broadcasting Network Limited Company. It also signed an agreement with China Threegorges University for the project of campus network management system.

Wireless Fire Alarm System

The Group has completed the research and development of wireless internet interface transfer technology and is developing DLI 3240 interface agreement technology. The Group has completed the research and development of DFP-16 control connection products and is developing ancillary micron control units with a German Company. The Group has produced 2 sets of DFP-16 control unit.

Security ICs

The Group has signed GBI sales agreements with Xiamen Hengxin Wangyuan Telecommunication Technology Limited Company and Guangzhou Jiayi Electronic Technology Limited Company. The Group has signed original components sales agreement with Beijiang Jiasheng Lianqiao Information Technology Limited Company. The Group has also signed Flash sales agreement with Shenzhen Yongsheng Telecommunication Limited Company.

GOVERNMENT APPROVAL

The Jade Bird net gate firewall JB-FW1 has been certified by the PRC Liberation Army Information Security Assessment Certification Centre on 29 January 2004.

MARKETING ACTIVITIES

Jade Bird Netsoft has held a press conference relating to network management software on 29 March 2004 to announce the products development, production and promotion to the press and introduce products to its working partners. The products has been used by the communication team of Liberation Army for testing and was promoted and reported by the press.

OUTLOOK

The Group plans to develop mails and virus filtration module and to improve the performance of firewall.

Jade Bird Netsoft will continue to use its technology advantages to improve the techniques of its software products, to enlarge its operation and market share. It plans to develop simple network management protocol development platform (SNMP API) series No. 3 SNMP Proxy Agent API technology. It plans in the coming year to enhance the enterprise version of network management software and complete the telecommunication version of network management software. It also plans to increase the sales activities nationwide, build up the brand name, enlarge its market share to replace imported products and sell the telecommunication version of network management software to the telecommunications industry.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 March 2004, the interests and short positions of the directors and supervisors in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules, were as follows:

Long positions in ordinary shares of the Company:

		Note	**Number of shares held, capacity and nature of interest beneficiary of a trust**	**Approximate percentage of the Company's total issued domestic share capital**	**Approximate percentage of the Company's total issued share capital**
Name of director					
1.	Mr. Xu Zhen Dong	(a)	220,000,000	31.4	19.9
2.	Mr. Xu Zhi Xiang	(a)	220,000,000	31.4	19.9
3.	Mr. Zhang Wan Zhong	(a)	220,000,000	31.4	19.9
4.	Mr. Liu Yong Jin	(a)	220,000,000	31.4	19.9
5.	Mr. Wu Min Sheng	(a)	220,000,000	31.4	19.9
Name of supervisor					
1.	Mr. Zhang Yong Li	(a)	220,000,000	31.4	19.9
2.	Mr. Dong Xiao Qing	(a)	220,000,000	31.4	19.9

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors and supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 31 March 2004, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2004, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 March 2004, the following interests of 5% or more of the issued share capital of the Company (except for Beijing Beida Jade Bird Limited which has only 3.6% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name		Notes	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
1.	Peking University	(a)	Through controlled corporations	310,000,000	44.3	28.1	-
2.	Beijing Beida Yu Huan Microelectronics System Engineering Company	(a)	Directly beneficially owned	85,000,000	12.1	7.7	-
3.	Beijing Beida Jade Bird Software System Company	(a)	Directly beneficially owned	110,000,000	15.7	10.0	-
4.	Beijing Beida Jade Bird Limited	(a)	Directly beneficially owned	40,000,000	5.7	3.6	-
5.	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	(a)	Directly beneficially owned	75,000,000	10.7	6.8	-
6.	Heng Huat	(b)	Through a controlled corporation	220,000,000	31.4	19.9	-
7.	Dynamic Win	(b)	Directly beneficially owned	220,000,000	31.4	19.9	-
8.	New World Cyberbase base Limited	(c)	Through a controlled corporation	70,000,000	10.0	6.3	-
9.	New View Venture Limited	(c)	Directly beneficially owned	70,000,000	10.0	6.3	-
10.	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.1	4.5	-

Notes:

(a) Peking University is taken to be interested in 28.1% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.7% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 10.0% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Company., which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 shares (representing approximately 3.6% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(iv) 75,000,000 shares (representing approximately 6.8% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The shares of the Company are held by Dynamic Win, which is 93.37% owned by Heng Huat.

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World Cyberbase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section "Directors' and supervisors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung for the period ended 31 March 2004. An audit committee meeting was held to review the Group's first quarterly results and provide advice and recommendations to the board of directors.

BOARD PRACTICES AND PROCEDURES

During the three months ended 31 March 2004, the Company was in compliance with Board Practices and Procedures as set out in Rules 5.28 to 5.39 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the period ended 31 March 2004, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 May 2004.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 8095)

RESOLUTIONS PASSED AT TWO SPECIAL GENERAL MEETINGS RELATING TO (I) MAJOR TRANSACTION RELATING TO THE DISPOSAL OF SHARES IN SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND (II) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE TWO SHARE TRANSFERS

The Board is pleased to announce that the ordinary resolution to approve, ratify and confirm the Disposal by JBU Development and the special resolution to approve the proposed amendment to the Articles of Association to reflect the changes in shareholders and shareholdings arising out of the Two Share Transfers were duly passed at the two special general meetings held at 11:00 a.m. and 11:30 a.m. respectively on Friday, 4 June 2004, at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC.

ORDINARY RESOLUTION

Reference is made to the circular issued by Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 19 April 2004 (the "Circular") in relation to the disposal of 156,842,000 SMIC Ordinary shares by JBU Development pursuant to the Offer for Sale. Terms used herein shall have the same meanings as those defined in the Circular unless

The Board is pleased to announce that the ordinary resolution to approve, ratify and confirm the Disposal by JBU Development was duly passed at the SGM held at 11:00 a.m. on Friday, 4 June 2004, at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC. Details of the resolution were set out in the Circular.

For the ordinary resolution, none of the Shareholders has any interest in the Disposal. Accordingly, none of the Shareholders has been required to abstain from voting. 8 Shareholders cast 8 votes (representing 100% of the total votes cast at the SGM) in favour of the ordinary resolution. The 637,852,000 Shares held by these Shareholders present and voting at the SGM represent approximately 57.78% of 1,104,000,000 Shares, being the total issued shares of the Company as at the date of this announcement.

SPECIAL RESOLUTION

Reference is also made to the announcement made by the Company dated 13 April 2004 (the "Announcement") in relation to the proposed amendment to the Articles of Association to reflect the changes in shareholders and shareholdings arising out of the Two Share Transfers. Terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

The Board is pleased to announce that the special resolution to approve the proposed amendment to the Articles of Association to reflect the changes in shareholders and shareholdings arising out of the Two Share Transfers was duly passed at the SGM held at 11:30 a.m. on Friday, 4 June 2004, at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC. Details of the resolution were set out in the Announcement.

For the special resolution, none of the Shareholders has been required to abstain from voting. 8 Shareholders cast 8 votes (representing 100% of the total votes cast at the SGM) in favour of the special resolution. The 641,777,000 Shares held by these Shareholders present and voting at the SGM represent approximately 58.13% of 1,104,000,000 Shares, being the total issued shares of the Company as at the date of this announcement.

As at the date of this announcement, the Board comprises of:

Executive Directors:
Mr. Xu Zhen Dong *(Chairman)*
Mr. Xu Zhi Xiang
Prof. Zhang Wan Zhong

Non-Executive Directors:
Mr. Lo Lin Shing, Simon
Mr. Liu Yong Jin
Mr. Hao Yi Long
Mr. Wu Min Sheng
Mr. Li Li Xin

Independent Non-Executive Directors:
Prof. Nan Xiang Hao
Prof. Chin Man Chung, Ambrose

By order of the board
Xu Zhen Dong
Chairman

Beijing, the PRC, 4 June 2004

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

jj

BEIDA JADE BIRD<08095> - Suspension of Trading

At the request of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company"), trading in its H shares will be suspended with effect from 9:30a.m. today (8/6/2004) pending release of an announcement in relation to placing of its shares.

K/C

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

PLACING OF NEW H SHARES

Sole Placing Agent

TAI FOOK 大福證券有限公司 TAI FOOK SECURITIES COMPANY LIMITED

On 7th June, 2004, the Company entered into the Placing Agreement with the Placing Agent pursuant to which the Company agreed to appoint the Placing Agent as the sole agent for the placing, on a fully underwritten basis, of an aggregate of 80,800,000 new H Shares at a price of HK$0.75 per H Share.

80,800,000 new H Shares to be placed pursuant to the Placing Agreement represents 20% and approximately 7.32% of the existing issued H Shares and the entire issued share capital of the Company respectively. The Placing Shares will be issued pursuant to the General Mandate.

The Placing Price was determined after arm's length negotiation between the Company and the Placing Agent and with reference to the prevailing market prices of the H Shares. The Placing Price represents (i) a discount of approximately 1.32% to the closing

price of HK$0.76 per H Share as quoted on the Stock Exchange on 7th June, 2004, being the last trading day of the H Shares immediately preceding the date of this announcement; and (ii) a discount of approximately 1.32% to the average closing price of approximately HK$0.76 per H Share for the last 5 trading days ended 7th June, 2004.

Based on the Placing Price and 80,800,000 new H Shares that will be placed under the Placing Agreement, the net proceeds from the Placing will amount to approximately HK$59 million and will be fully utilised for general working capital purpose.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 8th June, 2004 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in its Shares with effect from 9:30 a.m. on 9th June, 2004.

On 7th June, 2004, the Company entered into the Placing Agreement with Placing Agent in respect of the Placing Shares.

THE PLACING AGREEMENT DATED 7TH JUNE, 2004

Parties

(i) the Company as the issuer of the Placing Shares; and

(ii) the Placing Agent as the sole placing agent for the placing of the Placing Shares

The Placing Agent is not, and the placees to be procured by the Placing Agent under the Placing will not be, connected person(s), as defined under the Listing Rules, to the Company. The Placing Agent has agreed to place the Placing Shares to more than six placees, none of which will become a substantial shareholder, as defined under the Listing Rules, of the Company.

The Placing Shares

Pursuant to the Placing Agreement, the Placing Agent agreed to place, on a fully underwritten basis, an aggregate of 80,800,000 new H Shares, which represents:

- 20% of the existing issued H Shares;
- approximately 7.32% of the existing entire issued share capital of the Company;
- approximately 16.67% of the issued H Shares as enlarged by the issue of the Placing Shares; and
- approximately 6.82% of the entire issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Placing Shares will be issued pursuant to the General Mandate and the Company has obtained the approval for the issue of 80,800,000 new H Shares from the China Securities Regulatory Commission on 5th April, 2004.

The Placing Shares, when fully paid, will rank pari passu in all respects with all the H Shares in issue or to be issued prior to the date of completion of the Placing.

Placing Price

The aggregate Placing Price which will be paid in cash to the Company, was agreed after arm's length negotiations between the Company and the Placing Agent and represents:

- a discount of approximately 1.32% to the closing price of HK$0.76 per H Share as quoted on the Stock Exchange on 7th June, 2004, being the last trading day of the H Shares immediately preceding the date of this announcement;

- a discount of approximately 1.32% to the average closing price of approximately HK$0.76 per H Share as quoted on the Stock Exchange for the last 5 trading days ended 7th June, 2004;

- a premium of approximately 70.45% to the audited consolidated net tangible asset value of approximately RMB0.47 (or approximately HK$0.44) per H Share as at 31st December, 2003; and

- a premium of approximately 10.29% to the unaudited consolidated net tangible asset value of approximately RMB0.72 (or approximately HK$0.68) per H Share as at 31st March, 2004.

The Directors consider that the Placing Price, which was negotiated on an arm's length basis between the Company and the Placing Agent with reference to the prevailing market prices of the H Shares, is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Condition of the Placing Agreement

Completion of the Placing Agreement is condition upon the GEM Listing Committee granting approval for the listing of and permission to deal in the Placing Shares. The Company will apply to the GEM Listing Committee for the approval for the listing of and permission to deal in the Placing Shares. If the condition is not fulfilled on or prior to 28th June, 2004 (or such later date as may be agreed between the Company and the Placing Agent), the Placing Agreement will terminate.

Completion of the Placing Agreement

Completion of the Placing is expected to take place no later than the third Business Day following the satisfaction of the condition referred to above or such later date as the Company and the Placing Agent may agree.

Termination

The Placing is subject to termination on the occurrence of certain events at any time prior to 12:00 noon on the date of completion of the Placing Agreement, including, amongst others:

(a) any material breach of the representations and warranties given by the Company under the Placing Agreement; or

(b) the dealing in or the listing of the H Shares on the Stock Exchange being suspended for 5 or more trading days (other than in connection with the Placing); or

(c) certain events of force majeure which may adversely affect the Placing including, amongst others, (i) the introduction or amendment of any laws; or (ii) any event which may adversely affect the political, economic or stock market conditions; or (iii) any deterioration in the conditions of local or international securities markets.

REASON FOR THE PLACING AND USE OF PROCEEDS

Based on the Placing Price and 80,800,000 new H Shares that will be placed under the Placing, the net proceeds from the Placing will amount to approximately HK$59 million. Pursuant to the General Mandate, the entire net proceeds from the Placing will only be used for general working capital purpose and not for settlement of existing debts of the Company. If the Placing does not proceed, the Directors consider that there will not be significant adverse effect on the financial and trading position of the Company.

FUND RAISING ACTIVITIES INVOLVING ISSUE OF SECURITIES IN THE PAST 12 MONTHS

The Company completed a placing of 140,000,000 new H Shares (which were issued under a specific mandate granted to the Directors by the Shareholders on 10th December, 2002) at a price of HK$0.60 per H Share on 4th July, 2003. As at the date of this announcement, the entire net proceeds of HK$80,000,000 from such placing have been utilised for repaying part of the Bank Loan. Save this placing, the Company had not conducted any other fund raising activities involving issue of its securities in the past 12 months preceding the date of this announcement.

CHANGE IN SHARE CAPITAL AND SHAREHOLDING STRUCTURE

The share capital and shareholding structure of the Company immediately before and after completion of the Placing are as follows:

Class of Shares	*Note*	Immediately before the Placing Number of shares	%	Immediately after the Placing Number of shares	%
Promoter shares					
Peking University	1	310,000,000	28.08	310,000,000	26.16
Dynamic Win Assets Limited	2	220,000,000	19.93	220,000,000	18.57
New View Venture Limited	3	70,000,000	6.34	70,000,000	5.91
Other promoters		100,000,000	9.06	100,000,000	8.44
Sub-total (Promoter shares):		700,000,000	63.41	700,000,000	59.08
H Shares					
Placees under the Placing		0	0	80,800,000	6.82
Other public		404,000,000	36.59	404,000,000	34.10
Sub-total (H Shares):		404,000,000	36.59	484,800,000	40.92
Total (Promoter shares and H Shares):		1,104,000,000	100.00	1,184,800,000	100.00

Notes:

1. Peking University is taken to be interested in 28.08% of the total issued share capital of the Company through the following companies:

   (i) 85,000,000 shares (representing approximately 7.7% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;
   (ii) 110,000,000 shares (representing approximately 10.0% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Company, whch is beneficially wholly-owned by Peking University;
   (iii) 40,000,000 shares (representing approximately 3.6% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and
   (iv) 75,000,000 shares (representing approximately 6.8% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

2. Dynamic Win Assets Limited is owned as to approximately 6.63% and 93.37% by Gamerian Limited and Heng Huat Investments Limited ("Heng Huat") respectively. Gamerian Limited is a wholly-owned subsidiary of New World CyberBase Limited, the shares of which are listed on the Main Board of the Stock Exchange. The entire issued share capital of Heng Huat is held by three executive Directors as trustees for the benefits of the qualified employees of the Company, Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies.

3. New View Venture Limited is wholly-owned by New World CyberBase Limited.

BUSINESS OF THE GROUP

The Company and its subsidiaries are principally engaged in the design and development, manufacturing, marketing, distribution and sale of embedded technology and embedded system products.

GENERAL

Trading in the Shares on the Stock Exchange was suspsended at the request of the Company with effect from 9:30 a.m. on 8th June, 2004 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in its Shares with effect from 9:30 a.m. on 9th June, 2004.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Bank Loan"	the short-term bank loan to partially finance the payment of the consideration for the Company's investment in SMIC, the details of which have been set out in the Company's circular dated 31st December, 2001

"Company"	北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a Sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM and a software developer and integrated circuit designer in the PRC
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market operated by the Stock Exchange
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB 0.10 each, which are listed on GEM, and subscribed for and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Placing"	the placing of the Placing Shares on a fully underwritten basis pursuant to the Placing Agreement
"Placing Agent"	Tai Fook Securities Company Limited, a corporation licensed to carry out Types 1, 3 and 4 regulated activities under the SFO
"Placing Agreement"	the placing agreement dated 7th June, 2004 entered into between the Company and the Placing Agent in relation to the Placing
"Placing Price"	the price of HK$0.75 per Placing Share
"Placing Shares"	80,800,000 new H Shares to be issued by the Company pursuant to the Placing
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shareholders"	holders of the H Shares and the promoter shares issued by the Company, with a nominal value of RMB 0.10 per share
"SMIC"	Semiconductor Manufacturing International Corporation

"General Mandate"	the general mandate granted to the Directors pursuant to the special resolution of the Shareholders passed in the 2002 annual general meeting of the Company held on 25th June, 2003
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purpose of this announcement, unless otherwise indicated, conversion of Renminbi into HK dollars is calculated at the approximate exchange rate of HK$0.94 to RMB 1.00. The use of such rate of exchange is not a representation that the Renminbi or HK dollars can be exchanged at this rate or at any other rates at all.

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 8th June, 2004.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

RESULTS OF THE PLACING OF 80,800,000 NEW H SHARES

Sole Placing Agent

TAI FOOK 大福證券有限公司 TAI FOOK SECURITIES COMPANY LIMITED

Reference is made to the announcement made by the Company dated 8th June, 2004.

The Directors are pleased to announce that the Company has successfully placed a total of 80,800,000 new H Shares at a price of HK$0.75 per H Share to 9 independent placees through the Placing Agent.

Reference is made to the announcement made by the Company dated 8th June, 2004 ("Announcement"). Unless otherwise defined in the context, capitalised terms used herein shall have the same meanings as defined in the Announcement.

The Directors are pleased to announce that the Company has successfully placed a total of 80,800,000 new H Shares at a price of HK$0.75 per H Share to 9 independent placees through the Placing Agent.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, (i) the placees are not connected persons, as defined under the Listing Rules, to the Company; and (ii) none of the placees fall under any of the categories set out in Note 1 to Rule 10.12(4) of the Listing Rules.

The shareholding interests in the Company held by the placees of the Placing Shares immediately after completion of the Placing are as follows:

Placees	**Approximate percentage of the Placing Shares**	**Approximate percentage of the issued H Shares immediately after completion of the Placing**	**Approximate percentage of the total issued share capital of the Company immediately after completion of the Placing**
1.	29.46%	4.91%	2.01%
2.	24.75%	4.13%	1.69%
3.	19.68%	3.28%	1.34%
4.	6.56%	1.09%	0.45%
5.	6.19%	1.03%	0.42%
6.	6.06%	1.01%	0.41%
7.	3.09%	0.52%	0.21%
8.	2.97%	0.50%	0.20%
9.	1.24%	0.20%	0.09%
Total	**100%**	**16.67%**	**6.82%**

The Placing Shares represent:

- 20% of the existing issued H Shares;
- approximately 7.32% of the existing entire issued share capital of the Company;
- approximately 16.67% of the issued H Shares as enlarged by the issue of the Placing Shares; and
- approximately 6.82% of the entire issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Company will apply to the GEM Listing Committee for the approval for the listing of and permission to deal in the Placing Shares. Completion of the Placing is expected to take place on or before 28th June, 2004.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 9th June, 2004.

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

北京北大青鳥環宇科技股份有限公司

青鸟环宇
JADE BIRD UNIVERSAL

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2003

The directors are pleased to announce that all the ordinary resolutions and the special resolutions were approved by the shareholders at the annual general meeting for the year 2003 of the Company held on 16 June 2004.

The annual general meeting ("AGM") for the year 2003 of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Wednesday, 16 June 2004 at 11:30 a.m. Shareholders in person or by proxy in aggregate holding 681,301,000 shares carrying voting rights, representing 61.71% of the total share capital (being 1,104,000,000 shares) of the Company carrying voting rights, attended the AGM.

Each of the following resolutions was passed as an ordinary resolution at the AGM:-

1. The Report of the Directors for the year 2003 was approved;
2. The Report of the Supervisory Committee for the year 2003 was approved;
3. The audited consolidated financial statements and report of the auditors for the year 2003 was approved;
4. The proposal for nil final dividend for the year 2003 was approved;
5. The appropriation to statutory surplus reserve and statutory public welfare fund for the year 2003 was approved;

In accordance with the laws and regulations in the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% of its profit after taxation, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund, respectively. For the year ended 31 December 2003, approximately RMB689,000 and RMB345,000 have been appropriated to statutory reserve and statutory welfare fund, respectively.

6. The remuneration proposals for Directors and Supervisors of the Company for the year 2004 were approved.

7. The re-appointment of Messrs. Ernst & Young as auditors for the year 2004 was approved and the Directors were authorized to fix their remuneration;

Each of the following resolutions was passed as a special resolution at the AGM :

8. (1) Art. 73,92,97 and 132 of the Articles of Association of the Company ("Articles of Association") be amended in accordance with the latest amendments to the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules") as follows:

(a) By adding the following to the end of Art. 73

"Where any shareholder is, under the GEM Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast or on behalf of such shareholder in contravention of such requirement of restriction shall not be counted."

(b) By adding the following to the end of Art. 92

"Where any shareholder is, under the GEM Listing Rules, required to abstain from voting any particular resolution in a class meeting or restricted to voting only for or only against any particular resolution in a class meeting, any vote cast or on behalf of any shareholder in contravention of such requirement of restriction shall not be counted."

(c) By adding the following to the second paragraph of Art. 97

"The period for lodgment of the notices referred to in this paragraph will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting."

(d) By adding "any board resolution approving" and "any of his associates (as defined in the GEM Listing Rules)" to the second paragraph of Art. 132 of the Articles of Association so that the paragraph reads as follows:

"A director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates (as defined in the GEM Listing Rules) has material interest nor shall he be counted in the quorum present at the meeting."

(2) Article 96 of the Articles of Association be amended so that the total number of directors of the Company shall be 10 and that the number of independent directors shall be 3.

9. (1) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions :

(a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company otherwise than pursuant to any share option scheme adopted by the Company shall not exceed:

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue.

in each case as at the date of this Resolution; and

(c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB 0.1 each, which are held in Renminbi by PRC investors and promoters of the Company;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 0.1 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is [illegible]

(2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorized to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant the PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 16 June 2004.

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

COMPLETION OF THE PLACING OF 80,800,000 NEW H SHARES

References are made to the announcements made by the Company dated 8th June, 2004 and 9th June, 2004 Capitalised terms used herein shall have the same meanings as defined in the announcement made by the Company dated 8th June, 2004.

The Directors are pleased to announce that the Company has obtained approval from the GEM Listing Committee for the listing of and permission to deal in the Placing Shares. The Placing was completed on 18th June, 2004 and dealings in the Placing Shares are expected to commence at 9:30 a.m. on 21st June, 2004.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 18th June, 2004.

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

CHANGE OF QUALIFIED ACCOUNTANT, COMPANY SECRETARY AND AUTHORIZED REPRESENTATIVE

The board of directors (the "Board") of the Company announces that Mr. Chan Him, Alfred resigned as Qualified Accountant, Company Secretary and Authorized Representative of the Company due to his personal career development with effect from 2 July 2004. The Board would like to take this opportunity to express its appreciation to Mr. Chan for his contribution to the Company during his tenure.

Mr. Chan confirmed in his notice of resignation that there were no circumstances connected with his resignation which he considered should be brought to the attention of the members of the Company.

The Board is pleased to announce that Mr. Wong Tak Chuen was appointed Qualified Accountant, Company Secretary and Authorized Representative of the Company with effect from 2 July 2004. Mr. Wong is a fellow member of both the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants, United Kingdom.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 2 July 2004.

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

11

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") hereby announces that a meeting of the Board will be held at Meeting room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Wednesday, 11 August 2004 at 11:30 a.m. for the following purposes:-

1. To consider and approve the interim unaudited results of the Company and its subsidiaries for the six months ended 30 June 2004 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 26 July 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

97

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

ORDINARY RESOLUTION PASSED AT THE SPECIAL GENERAL MEETING RELATING TO PROPOSAL OF AN INTERIM DIVIDEND

The Board are pleased to announce that the ordinary resolution relating to the proposal of an interim dividend were duly passed by the shareholders by way of show of hands at the special general meeting of the Company held on 30 July 2004.

Reference is made to the notice of a special general meeting of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 14 May 2004 in relation to the Board's proposal of an interim dividend of RMB one cent per share to be distributed to all the shareholders whose names appeared on the register of members of the Company at 4:00p.m. on 29 June 2004.

The Board are pleased to announce that the ordinary resolution relating to the proposal of an interim dividend were duly passed by the shareholders by way of show of hands at the special general meeting of the Company held on 30 July 2004.

Based on 1,184,800,000 shares of the Company in issue as at 29 June 2004, the total amount of the above interim dividend is RMB11,848,000 which is payable on or before 31August 2004.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 July 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng

and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

YC

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

INTERIM RESULTS
For the six months ended 30 June 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

INTERIM RESULTS ANNOUNCEMENT
For the six months ended 30 June 2004

HIGHLIGHTS

- **Turnover is approximately RMB 48,476,000, a decrease of 45% as compared to the corresponding period last year.**
- **Profit attributable to shareholders is approximately RMB 277,090,000, an increase of 773 times as compared to the corresponding period last year.**
- **Earnings per share is approximately RMB25 cents.**
- **Interest expense is approximately RMB 5,111,000, a decrease of 24% as compared to the corresponding period last year.**

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the six months ended 30 June 2004 amounted to RMB48,476,000, representing a decrease of 45% as compared to the corresponding period last year.

The decrease in turnover was mainly due to the decrease in sales of computer products.

For the six months ended 30 June 2004, the turnover from the sales of embedded system products and related products, sales of computer products and provision of total solution services were approximately 80%, 18% and 2% respectively.

Finance Cost

The unaudited interest expense of the Group for the six months ended 30 June 2004 was RMB5,111,000, representing a decrease of 24 % as compared to the corresponding period last year.

The drop in the interest expenses was mainly resulted from the USD 10 million (equivalent to approximately RMB 83 million) partial repayment of the bank loans during the period, through using part of the placing proceeds of 140,000,000 new H shares of the Company at HK$0.60 each issued in the last financial year.

Profits Attributable to Shareholders

The unaudited profits attributable to shareholders and earnings per share of the Group for the six months ended 30 June 2004 were RMB277,090,000 and RMB25 cents respectively.

The significant increase in profits attributable to shareholders was due to the gain on disposal of part of the Group's shares investment in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004 which was amounted to approximately RMB289,214,000.

BUSINESS REVIEW

Network Security Products

In the first half of the year, the Group has completed the research and development of gateway firewall product series in respect of the industrialisation of information system criterion evaluation tools and desktop small firewall technology. The Group has now proceeded to the research and development of simplified version of small firewall. The Group has produced seventy units of JB-FW1/100 and six units of JB-FW1/1000 firewall system. During the period, the following projects were completed: firewall projects of China Ministry of Water Resources, Hunan Provincial Electricity Company and its affiliated companies; electronic crime evidence verification projects of Ministry of Public Security. The Group will plan according to customers' needs to develop a variety of flexible small firewall system.

The Jade Bird gateway firewall product series had been successfully recognized by the State Ministry of Finance under their authorized investment bid category. It will help the system to attain the necessary requirements in bidding the state finance investment key user industry in respect of finance, public security, rail, petroleum and tax areas.

During the period Jade Bird Netsoft had completed the research and development of the network management system in respect of the multi-layer infrastructure, decentralized data collection, second layer discovery (in OSI seven-layer model), IP-MAC binding technology. It also finished the development of NetSureExpert 5.3 version. Jade Bird Netsoft is currently developing the desktop management function module technology (WMI) and the ancillary products of NetSureExpert 5.3 version to support the multi-stage system structure.

During the period Jade Bird Netsoft signed up the network management project of: Yicang Threegorges University with Wuhan Best Computer; and Zhejiang Yiwu Finance Bureau with Shanghai Beida Jade Bird Business Information System Company. On the other hand, it also signed up service agreements with the following: Beijing News Press Bureau Information Centre, Shanghai Wanshen Information Industry Co., Ltd., Guangdong Provincial Economic and Trade Commission, Guangzhou Labor Insurance Centre, Department of Civil Affairs of Hubei, Shenzhen Pinán Securities, Liuzhou Cigarette Factory of Guangxi, China Marine Bunker Co., Ltd., Shanghai Linktone Consultation Co., Ltd., Shenzhen Municipal Government, Wuhan Pheonix Network Data Technology Co., Ltd. and Hunan Lanwei Computer Co., Ltd.

Wireless Fire Alarm System

The Group had completed the research and development of IIC multi-data communication technology and IIC communication loop card. The Group is currently developing the technology that has the locally linked network function of informing and displaying fire alarms and faults in a distant place through long distance communication. The Group also plan to research and develop internet connection controller.

The Group has finished the projects of "Air Force Blue Sky District" (空軍藍天小區) and "Jinxiuhuatian" (錦秀華天) of Chongqing Jade Bind Electronics Technology Co., Ltd.

The Group signed up the following projects: Beijing Pearl River Dijing residential area with Guangdong Hanjian Engineering Co., Ltd. and Changchun First Automobile office with Changchun Shidao Co., Ltd.

Security ICs

The Group has completed the GBI sales agreements with Xiamen Hengsin Wangyuan Telecommunication Technology Co., Ltd. On the other hand, regarding the sales of FLASH, the Group has completed the contract with Zhuhai Nintaus Electronics Industrial Co., Ltd., but the contract with Shenzhen Yongsheng Telecommunication Co., Ltd. is still in progress.

Semiconductor Manufacturing International Corporation ("SMIC")

Dealing of the Semiconductor Manufacturing International Corporation ("SMIC") in the American Depositary Shares ("ADSs") on the New York Stock Exchange ("NYSE") and dealing in the ordinary shares on The Stock Exchange of Hong Kong ("SEHK") was commenced on March, 2004.

Semiconductor Manufacturing International Corporation announced the successful development and immediate availability of 0.35um EEPROM-based Contactless Smart Card technology on 8 June, 2004. The uniqueness of the technology is that it offers up to 50% die size shrinkage for contactless smart cards. Core to this new contactless process technology is the recently developed high voltage P-channel transistors and Metal-Insulator-Metal (MIM) capacitors resulting in die shrinkage and improved performance. The applications of the contact and contactless smart card technology include transportation cards, identification cards and bankcards.

On 8 June, 2004, Toppan Printing Co., Ltd. (Toppan Printing; TSE: 7911) and Semiconductor Manufacturing International Corporation have agreed to form a joint venture company in China to manufacture and sell On Chip Color Filter and Microlens for Image Sensor. This will be the first company in China to develop and provide manufacturing services of such technology. The parties will formalize the details of the joint venture agreements in the near future.

Toppan Printing, one of the worldwide technology leaders of on-chip color filters, has been exploring the opportunity to enter the Chinese market to further its business expansion. SMIC, the largest silicon chip foundry in China, has been developing front-end process technology and planning to enter into the image sensor market through the utilization of its past experiences and technologies. Both companies share the view of improving their respective competitive strength through the business and technology alliance. The new company will manufacture and process the on-chip color filter for customers in China and around the world, including the IDMs and the fabless companies. These products will be applied on phototaking mobile phone, digital camera and autombile visual ancillary etc.

GOVERNMENT APPROVALS AND AWARDS

The Group's JTW-GD-LN2100 photoelectic smoke detector; JTW-ZD-LN2110 fixed temperature smoke detector; JBF-191F/D fire detector; J-SAP-M-JBF-101F manual fire alarm button; JB-QB-JBF-11S/CE2 gas extinguisher controller; JB-QB/LN1010 regional fire alarm controller were all awarded the Advanced Technology Certificates from Hebei Provincial Technology Department.

STAFF

At present, the Group employs approximately 256 employees. Among the employees, 5 of them possess the doctorate degree, 28 of them possess the master degree and 109 of them possess the bachelor degree. In addition, the research and development and technical support team of the Group has 71 members; while sales team has 43 members.

PLACING OF 80,800,000 NEW H SHARES

On 7 June 2004, the Company entered into a placing agreement with a placing agent for the placing, on a fully underwritten basis, of an aggregate of 80,800,000 new H Shares at a price of HK$0.75 per H share ("the Placing"). On 18 June 2004, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 80,800,000 new H Shares. Such new H Shares were listed and dealt on 21 June 2004. The proceeds from the Placing were credited to the books of the Company for the period for general working capital purpose.

OUTLOOK

Our board of directors believes that China's information technology ("IT") market is becoming more and more competitive than ever. While the Group strives to enhance our product quality through continuing of our research and development efforts, expanding our sales networks through strengthening our sales teams, the Group also has been making endeavor to curtail our running cost by trimming down unnecessary manpower. One of the typical examples found in the period was the reduction of the number of research and development people in Jade Bird Netsoft in order to focus the management's attention on our key projects in the pipeline and eliminate excessive spending on immature projects.

With rapid development of China's IT market and ever-shifting preference from the consumers on a variety of product choices, the Group has been reviewing its sales strategy and product focus. We anticipate through reorganizing the corporate resources the Group is able to maximize its operating efficiency; and also leveraging the management's professional experience and market reputation, the Group is capable to capitalise effectively on the opportunities arising from the surging demand for the IT services in the Mainland China.

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	1/4/2004 to 30/6/2004 RMB'000	1/4/2003 to 30/6/2003 RMB'000	1/1/2004 to 30/6/2004 RMB'000	1/1/2003 to 30/6/2003 RMB'000
Turnover	2	**26,264**	41,855	**48,476**	87,401
Other revenue and gains	3	**-**	1,655	**289,223**	1,970
Operating expenses:					
Materials and equipment		**(19,664)**	(26,802)	**(37,222)**	(66,737)
Employee costs		**(3,954)**	(3,876)	**(9,285)**	(8,479)
Depreciation of fixed assets		**(492)**	(849)	**(959)**	(1,796)
Amortisation of goodwill and intangible assets		**(1,471)**	(1,600)	**(2,943)**	(3,200)
Other operating expenses		**(4,015)**	(3,164)	**(6,781)**	(5,012)
Total operating expenses		**(29,596)**	(36,291)	**(57,190)**	(85,224)
Profit/(Loss) from operations		**(3,332)**	7,219	**280,509**	4,147
Finance income/(cost)					
Interest income		**797**	320	**1,305**	1,042
Interest expense		**(2,236)**	(2,816)	**(5,111)**	(6,719)
Exchange gains/(losses)		**382**	51	**(908)**	576
Profit/(Loss) before taxation and minority interests		**(4,389)**	4,774	**275,795**	(954)
Taxation	4	**(112)**	-	**(112)**	-
Profit/(Loss) before minority interests		**(4,501)**	4,774	**275,683**	(954)
Minority interests		**171**	410	**1,407**	1,312
Profit/(Loss) attributable to shareholders		**(4,330)**	5,184	**277,090**	358
Retained earnings, beginning of period		**364,841**	72,677	**83,421**	77,503
Retained earnings, end of period		**360,511**	77,861	**360,511**	77,861
Interim Dividends declared	5	**11,848**	-	**11,848**	-
Earnings/(Loss) per share-basic (RMB cents)	6	**(0.39)**	0.54	**25.00**	0.04

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
Non-current assets			
Property, plant and equipment	7	**7,921**	6,319
Intangible assets		**400**	520
Goodwill		**13,712**	16,535
Long term investments	8	**362,888**	510,998
		384,921	534,372
Current assets			
Inventories	9	**20,276**	19,538
Trade receivables	10	**57,102**	71,915
Due from shareholders		**3,328**	31,328
Due from related parties		**13,899**	25,374
Prepayments, deposits and other receivables		**52,678**	25,793
Bills receivable		**2,569**	8,726
Cash and bank balances		**710,579**	278,009
		860,431	460,683
Current liabilities			
Short term bank loans	11	**313,081**	396,203
Trade payables	12	**13,032**	16,904
Advance from customers		**10,708**	11,783
Accrued liabilities and other payables		**23,612**	23,794
Due to shareholders		**1,202**	1,692
Due to related parties		**1,898**	742
Taxes payable		**3,144**	3,639
		366,677	454,757
Net current assets		**493,754**	5,926
Total assets less current liabilities		**878,675**	540,298
Minority interests		**5,524**	6,131
Net assets		**873,151**	534,167
Represented by:			
Share capital		**118,480**	110,400
Reserves		**394,160**	340,346
Retained profits		**360,511**	83,421
Shareholders' equity		**873,151**	534,167

CONDENSED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	1/1/2004 to 30/6/2004 ***RMB'000***	1/1/2003 to 30/6/2003 *RMB'000*
Net cash inflow/(outflow) from operating activities	**21,268**	(35,506)
Net cash inflow from investing activities	**463,673**	4,366
Net cash inflow/(outflow) from financing activities	**(26,465)**	24,322
Increase/(decrease) in cash and cash equivalents	**458,476**	(6,818)
Cash and cash equivalents, beginning of period	**88,322**	109,955
Cash and cash equivalents, end of period	**546,798**	103,137
Analysis of Balances of Cash and Cash Equivalents		
Cash and bank balances	**710,579**	196,587
Less: Non-pledged time deposits with original maturity of more than three months when acquired	**(163,781)**	(93,450)
Cash and cash equivalents for the purpose of the cash flow statement	**546,798**	103,137

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued share capital *RMB'000*	**Capital reserve** *RMB'000*	**Statutory reserve funds** *RMB'000*	**Retained Profits** *RMB'000*	**Total** *RMB'000*
1 January 2003 and 30 June 2003	96,400	251,271	16,649	77,861	442,181
1 January 2004:	110,400	322,479	17,867	83,421	534,167
Issue of H shares	8,080	56,210	–	–	64,290
Share issue expenses	–	(2,396)	–	–	(2,396)
Net profit for the period	–	–	–	277,090	277,090
30 June 2004	118,480	376,293	17,867	360,511	873,151

Notes:

1. **Principal Activities and Basis of Presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	1/4/2004 to 30/6/2004	1/4/2003 to 30/6/2003	**1/1/2004 to 30/6/2004**	1/1/2003 to 30/6/2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Sales of embedded systems and related products	**18,224**	27,861	**38,945**	42,074
Sales of computer products	**8,027**	12,575	**8,920**	43,908
Provision of total solution services	**13**	1,419	**611**	1,419
Total turnover	**26,264**	41,855	**48,476**	87,401

3. **Other revenue and gains**

Other revenue and gains during the six months ended 30 June 2004, represents principally the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in SMIC in March 2004.

4. **Taxation**

Hong Kong profits tax is charged at the rate of 16% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2004 (2003: Nil). The tax charge of RMB112,000 for the three months and six months ended 30 June 2004 is the underprovided corporate income tax in Mainland China for the last financial year.

There was no material unprovided deferred tax for the six months ended 30 June 2004 (2003: Nil).

5. **Dividends**

The Board has resolved to propose an interim dividend of RMB1 cent per share for the three months ended 31 March 2004 (2003: Nil). Such interim dividend proposal was duly passed by shareholders at a special general meeting held on 30 July 2004.

The Board does not recommend the payment of an interim dividend for the three months ended 30 June 2004.

6. **Earnings/(Loss) Per Share**

The calculation of loss/earnings per share for the three and six months ended 30 June 2004 were based on the loss/profit attributable to shareholders of approximately RMB4,330,000 and RMB277,090,000, respectively, (2003: profit attributable to shareholders of approximately RMB5,184,000 and RMB358,000) and on the weighted average number of 1,112,879,121 shares and 1,108,439,560 shares, in issue, respectively.

Diluted earnings per share amount for the three months and six months ended 30 June 2004 had not been presented as no diluting events existed at 30 June 2004.

7. **Property, plant and equipment**

	RMB'000
Cost	
Cost, as at 1 January 2004	30,306
Additions	2,561
Cost, as at 30 June 2004	32,867
Accumulated Depreciation	
Accumulated depreciation, as at 1 January 2004	23,987
Charge for the period	959
Accumulated depreciation, as at 30 June 2004	24,946
Net Book Value	
Net book value, as at 30 June 2004	7,921
Net book value, as at 1 January 2004	6,319

8. **Long term Investment**

As at 30 June 2004, long term investment represents 383,163,400 ordinary shares in SMIC, being approximately 2.1% equity interest in SMIC. SMIC is a company incorporated in the Cayman Islands and principally engaged in holding an interest in Semiconductor Manufacturing International (Shanghai) Corporation, a wholly foreign-owned enterprise established in Mainland China engaging in the manufacturing and marketing of advanced-technology semiconductors in Mainland China. In March 2004, upon the global offering of SMIC ordinary shares, the Group disposed of 156,842,000 ordinary shares in SMIC out of its then holding of 540,005,400 ordinary shares in SMIC.

9 Inventories

	30/6/2004 *RMB'000*	31/12/2003 *RMB'000*
Raw materials	**5,902**	3,305
Work-in-progress	**5,742**	3,844
Finished goods	**9,176**	12,933
	20,820	20,082
Less: Provision for obsolete and slow-moving inventories	**(544)**	(544)
	20,276	19,538

As at 30 June 2004, no inventories (2003: Nil) of the Group were stated at net realizable value.

10. Trade Receivables

The Group normally grants to its customers credit periods ranging from six to twelve months, starting from the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later. Each customer has a maximum credit control limit to minimize credit risk. Overdue balances are reviewed regularly by senior management.

An aged analysis of the trade receivables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later, is as follows:

	30/6/2004 *RMB'000*	31/12/2003 *RMB'000*
0 to 3 months	**18,547**	33,275
3 to 6 months	**4,874**	15,223
6 to 12 months	**13,986**	17,851
Over 12 months	**22,505**	8,376
	59,912	74,725
Less: Provision for doubtful accounts	**(2,810)**	(2,810)
	57,102	71,915

11. Short term Bank Loans

Short term bank loans bear interest at approximately 2.87% to 5.31% per annum at 30 June 2004 (2003: 2.98% to 5.31%).

Short term bank loans of the Group of RMB3,060,000 were secured by mortgages over certain of the Group's buildings, machinery and equipment with a net book value of approximately RMB1,010,000 as at 30 June 2004 (2003: RMB1,165,000).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group and the Company's bank loans of USD37 million, equivalent to approximately RMB 310 million (2003: RMB393 million) as at the balance sheet date.

12. Trade Payables

Aging analysis of trade payables is as follows:

	30/6/2004	31/12/2003
	RMB'000	*RMB'000*
0 to 3 months	**2,335**	9,917
3 to 6 months	**3,193**	184
6 to 12 months	**954**	2,841
Over 12 months	**6,550**	3,962
	13,032	16,904

13. Related Party Transactions

Particulars of significant transactions between the Group and related parties are summarised below:

	Six months ended 30/6/2004 *RMB'000*	Six months ended 30/6/2003 *RMB'000*
Sales of embedded systems products and provision of total solution services to:		
Peking University	**60**	328
Beijing Tianqiao	**246**	448
Western Beida Jade Bird Investment Co., Ltd.	**70**	–
	376	776
Rental expense of an office building charged by Beida Jade Bird	**456**	–
Interest income on an amount due from Beida On-line	**235**	–
Rental expense for equipment paid/payable to The Institute of Microelectronics	**–**	315
Rental income for equipment received/receivable from The Institute of Microelectronics	**–**	315
Write off a receivable from Beida Jade Bird Security System Company Limited	**127**	–

INTERIM DIVIDEND

The Board has resolved to propose an interim dividend of RMB1 cent per share for the three months ended 31 March 2004 (2003: Nil). Such interim dividend proposal was duly passed by shareholders at a special general meeting held on 30 July 2004.

The Board does not recommend the payment of an interim dividend for the three months ended 30 June 2004.

SEGMENT INFORMATION

(a) Analysis by business segment (consolidated) is as follows:

Six months ended 30 June 2004	NET *RMB'000*	WFAS *RMB'000*	ASIC *RMB'000*	GPS *RMB'000*	IC *RMB'000*	DVR *RMB'000*	RMR *RMB'000*	Computer *RMB'000*	Total *RMB'000*
REVENUE									
Sales to external customers	3,575	14,860	20,856	-	123	-	142	8,920	48,476
RESULTS									
Segment results	(2,902)	818	(354)	-	18	-	(306)	(6)	(2,732)
Gain on disposal of shares investment									289,214
Interest income									1,305
Interests expense									(5,111)
Exchnage loss									(908)
Unallocated corporate expenses									(5,973)
Profit before tax									275,795
Tax									(112)
Profit before minority interests									275,683
Minority interests									1,407
Net profit from ordinary activities attributable to shareholders									277,090

Six months ended 30 June 2003	NET *RMB'000*	WFAS *RMB'000*	ASIC *RMB'000*	GPS *RMB'000*	IC *RMB'000*	DVR *RMB'000*	RMR *RMB'000*	Computer *RMB'000*	Total *RMB'000*
REVENUE									
Sales to external customers	11,270	10,880	17,583	-	2,548	1,212	-	43,908	87,401
RESULTS									
Segment results	4,192	740	(1,717)	(175)	1,801	(216)	(1,588)	2,274	5,311
Interest income									1,042
Interests expense									(6,719)
Exchnage income									576
Unallocated corporate expenses									(1,164)
Profit before tax									(954)
Tax									-
Profit before minority interests									(954)
Minority interests									1,312
Net profit from ordinary activities attributable to									

(b) Analysis by geographical location (consolidated) is as follows:

	Six months ended 30/6/2004 *RMB'000*	Six months ended 30/6/2003 *RMB'000*
Turnover*		
Mainland China	**41,537**	64,179
Hong Kong	**6,939**	19,382
Others	**–**	3,840
	48,476	87,401

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise and rendering of services.*

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2004, the interests and short positions of the directors and supervisors in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules, were as follows:

Long positions in ordinary shares of the Company:

		Note	Number of shares held, capacity and nature of interest beneficiary of a trust	Approximate percentage of the Company's total issued domestic share capital	Approximate percentage of the Company's total issued share capital
Name of director					
1.	Mr. Xu Zhen Dong	(a)	220,000,000	31.43	18.57
2.	Mr. Xu Zhi Xiang	(a)	220,000,000	31.43	18.57
3.	Mr. Zhang Wan Zhong	(a)	220,000,000	31.43	18.57
4.	Mr. Liu Yong Jin	(a)	220,000,000	31.43	18.57
5.	Mr. Wu Min Sheng	(a)	220,000,000	31.43	18.57
Name of supervisor					
1.	Mr. Zhang Yong Li	(a)	220,000,000	31.43	18.57
2.	Mr. Dong Xiao Qing	(a)	220,000,000	31.43	18.57

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors and supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 June 2004, none of the directors or supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2004, none of the directors or the supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2004, the following interests of 5% or more of the issued share capital of the Company (except for Beijing Beida Jade Bird Limited which has only 3.38% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Name	*Notes*	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
1	Peking University	(a)	Through controlled corporations	310,000,000	44.28	26.16	-
2	Beijing Beida Yu Huan Microelectronics System Engineering Company	(a)	Directly beneficially owned	85,000,000	12.14	7.17	-
3	Beijing Beida Jade Bird Software System Company	(a)	Directly beneficially owned	110,000,000	15.71	9.28	-
4	Beijing Beida Jade Bird Limited	(a)	Directly beneficially owned	40,000,000	5.71	3.38	-
5	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	(a)	Directly beneficially owned	75,000,000	10.71	6.33	-

	Name	Notes	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
6	Heng Huat Investments Limited	(b)	Through a controlled corporation	220,000,000	31.43	18.57	-
7	Dynamic Win Assets Limited	(b)	Directly beneficially owned	220,000,000	31.43	18.57	-
8	New World Cyberbase Limited	(c)	Through a controlled corporation	70,000,000	10.00	5.91	-
9	New View Venture Limited	(c)	Directly beneficially owned	70,000,000	10.00	5.91	-
10.	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14	4.22	-

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.17% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Company, which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 shares (representing approximately 3.38% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(iv) 75,000,000 shares (representing approximately 6.33% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The shares of the Company are held by Dynamic Win Assets Limited, which is 93.37% owned by Heng Huat Investments Limited

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World Cyberbase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section 'Directors' and supervisors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 June 2004, the Audit Committee has two members namely, the two independent non-executive directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung. The Group's unaudited consolidated results for the six months and three months ended 30 June 2004 have been reviewed by the audit committee.

BOARD PRACTICES AND PROCEDURES

During the six months ended 30 June 2004, the Company was in compliance with Board Practices and Procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the six months ended 30 June 2004, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 August 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive directors.

55

BEIDA JADE BIRD<08095> - Results Announcement (Q2, 2004, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 11/08/20
(stock code: 08095)

Year end date	:31/12/2004
Currency	:RMB
Auditors' report	:N/A
2nd Quarterly Report Reviewed by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/01/2004 to 30/06/2004 $'000	(Unaudited) Last Corresponding Period from 01/01/2003 to 30/06/2003 $'000
Turnover	:	48,476	87,401
Profit/(Loss) from Operations	:	280,509	4,147
Finance cost	:	(3,806)	(5,677)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	277,090	358
% Change Over the Last Period	:	+77,299.44%	
EPS / (LPS)			
Basic (in dollar)	:	RMB 0.25	RMB 0.0004
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	277,090	358
2nd Quarter Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 2nd Quarter Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for Special General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :
Name : Wong Tak Chuen
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Principal Activities and Basis of Presentation
The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), remote
automatic meter-reading systems ("RMR") and related products.
The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover
Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.
1/4/2004 to\ 1/4/2003 to\ 1/1/2004 to\ 1/1/2003 to
30/6/2004 \ 30/6/2003 \ 30/6/2004 \ 30/6/2003
RMB'000 \ RMB'000 \ RMB'000 \ RMB'000
Sales of embedded systems and related products :
18,224 \ 27,861 \ 38,945 \ 42,074
Sales of computer products :
8,027 \ 12,575 \ 8,920 \ 43,908
Provision of total solution services :
13 \ 1,419 \ 611 \ 1,419
Total turnover :
26,264 \ 41,855 \ 48,476 \ 87,401

3. Taxation
Hong Kong profits tax is charged at the rate of 16% (2003 : 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2004 (2003 : Nil).

There was no material unprovided deferred tax for the six months ended 30 June 2004 (2003 : Nil).

4. Earnings/(Loss) Per Share
The calculation of earnings per share for the three and six months ended 30 June 2004 were based on the (loss)/profit attributable to shareholders of approximately RMB4,330,000 and RMB277,090,000 (2003 :profit attributable to shareholders of approximately RMB5,184,000 and RMB358,000) and on the weighted average number of 1,112,879,121 shares and 1,108,439,560 shares in issue,respectively.

Diluted earnings per share amount for the three and six months ended 30 June 2004 had not been presented as no diluting events

existed at 30 June 2004.

Interim Report

For the Period Ended 30 June 2004

Interim Report

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 8095)

INTERIM RESULTS REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid reports in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

INTERIM RESULTS REPORT
FOR THE SIX MONTHS ENDED 30 JUNE 2004

HIGHLIGHTS

- **Turnover is approximately RMB48,476,000, a decrease of 45% as compared to the corresponding period last year.**
- **Profit attributable to shareholders is approximately RMB277,090,000, an increase of 773 times as compared to the corresponding period last year.**
- **Earnings per share is approximately RMB25 cents.**
- **Interest expense is approximately RMB5,111,000, a decrease of 24% as compared to the corresponding period last year.**

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the six months ended 30 June 2004 amounted to RMB48,476,000, representing a decrease of 45% as compared to the corresponding period last year.

The decrease in turnover was mainly due to the decrease in sales of computer products.

For the six months ended 30 June 2004, the turnover from the sales of embedded system products and related products, sales of computer products and provision of total solution services were approximately 80%, 18% and 2% respectively.

Finance Cost

The unaudited interest expense of the Group for the six months ended 30 June 2004 was RMB5,111,000, representing a decrease of 24% as compared to the corresponding period last year.

The drop in the interest expenses was mainly resulted from the USD10 million (equivalent to approximately RMB83 million) partial repayment of the bank loans during the period, through using part of the placing proceeds of 140,000,000 new H shares of the Company at HK$0.60 each issued in the last financial year.

Profits Attributable to Shareholders

The unaudited profits attributable to shareholders and earnings per share of the Group for the six months ended 30 June 2004 were RMB277,090,000 and RMB25 cents respectively.

The significant increase in profits attributable to shareholders was due to the gain on disposal of part of the Group's shares investment in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004 which was amounted to approximately RMB289,214,000.

BUSINESS REVIEW

Network Security Products

In the first half of the year, the Group has completed the research and development of gateway firewall product series in respect of the industrialisation of information system criterion evaluation tools and desktop small firewall technology. The Group has now proceeded to the research and development of simplified version of small firewall. The Group has produced seventy units of JB-FW1/100 and six units of JB-FW1/1000 firewall system. During the period, the following projects were completed: firewall projects of China Ministry of Water Resources, Hunan Provincial Electricity Company and its affiliated companies; electronic crime evidence verification projects of Ministry of Public Security. The Group will plan according to customers' needs to develop a variety of flexible small firewall system.

The Jade Bird gateway firewall product series had been successfully recognized by the State Ministry of Finance under their authorized investment bid category. It will help the system to attain the necessary requirements in bidding the state finance investment key user industry in respect of finance, public security, rail, petroleum and tax areas.

During the period Jade Bird Netsoft had completed the research and development of the network management system in respect of the multi-layer infrastructure, decentralized data collection, second layer discovery (in OSI seven-layer model), IP-MAC binding technology. It also finished the development of NetSureExpert 5.3 version. Jade Bird Netsoft is currently developing the desktop management function module technology (WMI) and the ancillary products of NetSureExpert 5.3 version to support the multi-stage system structure.

During the period Jade Bird Netsoft signed up the network management project of: Yicang Threegorges University with Wuhan Best Computer; and Zhejiang Yiwu Finance Bureau with Shanghai Beida Jade Bird Business Information System Company. On the other hand, it also signed up service agreements with the following: Beijing News Press Bureau Information Centre, Shanghai Wanshen Information Industry Co., Ltd., Guangdong Provincial Economic and Trade Commission, Guangzhou Labor Insurance Centre, Department of Civil Affairs of Hubei, Shenzhen Pinán Securities, Liuzhou Cigarette Factory of Guangxi, China Marine Bunker Co., Ltd., Shanghai Linktone Consultation Co., Ltd., Shenzhen Municipal Government, Wuhan Pheonix Network Data Technology Co., Ltd. and Hunan Lanwei Computer Co., Ltd.

Wireless Fire Alarm System

The Group had completed the research and development of IIC multi-data communication technology and IIC communication loop card. The Group is currently developing the technology that has the locally linked network function of informing and displaying fire alarms and faults in a distant place through long distance communication. The Group also plan to research and develop internet connection controller.

The Group has finished the projects of "Air Force Blue Sky District" (空軍藍天小區) and "Jinxiuhuatian" (錦秀華天) of Chongqing Jade Bird Electronics Technology Co., Ltd.

The Group signed up the following projects: Beijing Pearl River Dijing residential area with Guangdong Hanjian Engineering Co., Ltd. and Changchun First Automobile office with Changchun Shidao Co., Ltd.

Security ICs

The Group has completed the GBI sales agreements with Xiamen Hengsin Wangyuan Telecommunication Technology Co., Ltd. On the other hand, regarding the sales of FLASH, the Group has completed the contract with Zhuhai Nintaus Electronics Industrial Co., Ltd., but the contract with Shenzhen Yongsheng Telecommunication Co., Ltd. is still in progress.

Semiconductor Manufacturing International Corporation ("SMIC")

Dealing of the Semiconductor Manufacturing International Corporation ("SMIC") in the American Depositary Shares ("ADSs") on the New York Stock Exchange ("NYSE") and dealing in the ordinary shares on The Stock Exchange of Hong Kong ("SEHK") was commenced on March, 2004.

Semiconductor Manufacturing International Corporation announced the successful development and immediate availability of 0.35um EEPROM-based Contactless Smart Card technology on 8 June, 2004. The uniqueness of the technology is that it offers up to 50% die size shrinkage for contactless smart cards. Core to this new contactless process technology is the recently developed high voltage P-channel transistors and Metal-Insulator-Metal (MIM) capacitors resulting in die shrinkage and improved performance. The applications of the contact and contactless smart card technology include transportation cards, identification cards and bankcards.

On 8 June, 2004, Toppan Printing Co., Ltd. (Toppan Printing; TSE: 7911) and Semiconductor Manufacturing International Corporation have agreed to form a joint venture company in China to manufacture and sell On Chip Color Filter and Microlens for Image Sensor. This will be the first company in China to develop and provide manufacturing services of such technology. The parties will formalize the details of the joint venture agreements in the near future.

Toppan Printing, one of the worldwide technology leaders of on-chip color filters, has been exploring the opportunity to enter the Chinese market to further its business expansion. SMIC, the largest silicon chip foundry in China, has been developing front-end process technology and planning to enter into the image sensor market through the utilization of its past experiences and technologies. Both companies share the view of improving their respective competitive strength through the business and technology alliance. The new company will manufacture and process the on-chip color filter for customers in China and around the world, including the IDMs and the fabless companies. These products will be applied on phototaking mobile phone, digital camera and autombile visual ancillary etc.

GOVERNMENT APPROVALS AND AWARDS

The Group's JTW-GD-LN2100 photoelectic smoke detector; JTW-ZD-LN2110 fixed temperature smoke detector; JBF-191F/D fire detector; J-SAP-M-JBF-101F manual fire alarm button; JB-QB-JBF-11S/CE2 gas extinguisher controller; JB-QB/LN1010 regional fire alarm controller were all awarded the Advanced Technology Certificates from Hebei Provincial Technology Department.

STAFF

At present, the Group employs approximately 256 employees. Among the employees, 5 of them possess the doctorate degree, 28 of them possess the master degree and 109 of them possess the bachelor degree. In addition, the research and development and technical support team of the Group has 71 members; while sales team has 43 members.

PLACING OF 80,800,000 NEW H SHARE

On 7 June 2004, the Company entered into a placing agreement with a placing agent for the placing, on a fully underwritten basis, of an aggregate of 80,800,000 new H Shares at a price of HK$0.75 per H share ("the Placing"). On 18 June 2004, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 80,800,000 new H Shares. Such new H Shares were listed and dealt on 21 June 2004. The proceeds from the Placing were credited to the books of the Company for the period for general working capital purpose.

OUTLOOK

Our board of directors believes that China's information technology ("IT") market is becoming more and more competitive than ever. While the Group strives to enhance our product quality through continuing of our research and development efforts, expanding our sales networks through strengthening our sales teams, the Group also has been making endeavor to curtail our running cost by trimming down unnecessary manpower. One of the typical examples found in the period was the reduction of the number of research and development people in Jade Bird Netsoft in order to focus the management's attention on our key projects in the pipeline and eliminate excessive spending on immature projects.

With rapid development of China's IT market and ever-shifting preference from the consumers on a variety of product choices, the Group has been reviewing its sales strategy and product focus. We anticipate through reorganizing the corporate resources the Group is able to maximize its operating efficiency; and also leveraging the management's professional experience and market reputation, the Group is capable to capitalise effectively on the opportunities arising from the surging demand for the IT services in the Mainland China.

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	1/4/2004 to 30/6/2004 RMB'000	1/4/2003 to 30/6/2003 RMB'000	1/1/2004 to 30/6/2004 RMB'000	1/1/2003 to 30/6/2003 RMB'000
Turnover	2	26,264	41,855	48,476	87,401
Other revenue and gains	3	–	1,655	289,223	1,970
Operating expenses:					
Materials and equipment		(19,664)	(26,802)	(37,222)	(66,737)
Employee costs		(3,954)	(3,876)	(9,285)	(8,479)
Depreciation of fixed assets		(492)	(849)	(959)	(1,796)
Amortisation of goodwill and intangible assets		(1,471)	(1,600)	(2,943)	(3,200)
Other operating expenses		(4,015)	(3,164)	(6,781)	(5,012)
Total operating expenses		(29,596)	(36,291)	(57,190)	(85,224)
Profit/(Loss) from operations		(3,332)	7,219	280,509	4,147
Finance income/(cost)					
Interest income		797	320	1,305	1,042
Interest expense		(2,236)	(2,816)	(5,111)	(6,719)
Exchange gains/(losses)		382	51	(908)	576
Profit/(Loss) before taxation and minority interests		(4,389)	4,774	275,795	(954)
Taxation	4	(112)	–	(112)	–
Profit/(Loss) before minority interests		(4,501)	4,774	275,683	(954)
Minority interests		171	410	1,407	1,312
Profit/(Loss) attributable to shareholders		(4,330)	5,184	277,090	358
Retained earnings, beginning of period		364,841	72,677	83,421	77,503
Retained earnings, end of period		360,511	77,861	360,511	77,861
Interim dividends declared	5	11,848	–	11,848	–
Earnings/(Loss) per share-basic (RMB cents)	6	(0.39)	0.54	25.00	0.04

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2004 *RMB'000*	Audited 31 December 2003 *RMB'000*
Non-current assets			
Property, plant and equipment	7	7,921	6,319
Intangible assets		400	520
Goodwill		13,712	16,535
Long term investments	8	362,888	510,998
		384,921	534,372
Current assets			
Inventories	9	20,276	19,538
Trade receivables	10	57,102	71,915
Due from shareholders		3,328	31,328
Due from related parties		13,899	25,374
Prepayments, deposits and other receivables		52,678	25,793
Bills receivable		2,569	8,726
Cash and bank balances		710,579	278,009
		860,431	460,683
Current liabilities			
Short term bank loans	11	313,081	396,203
Trade payables	12	13,032	16,904
Advance from customers		10,708	11,783
Accrued liabilities and other payables		23,612	23,794
Due to shareholders		1,202	1,692
Due to related parties		1,898	742
Taxes payable		3,144	3,639
		366,677	454,757
Net current assets		493,754	5,926
Total assets less current liabilities		878,675	540,298
Minority interests		5,524	6,131
Net assets		873,151	534,167
Represented by:			
Share capital		118,480	110,400
Reserves		394,160	340,346
Retained profits		360,511	83,421
Shareholders' equity		873,151	534,167

CONDENSED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	1/1/2004 to 30/6/2004 *RMB'000*	1/1/2003 to 30/6/2003 *RMB'000*
Net cash inflow/(outflow) from operating activities	21,268	(35,506)
Net cash inflow from investing activities	463,673	4,366
Net cash inflow/(outflow) from financing activities	(26,465)	24,322
Increase/(decrease) in cash and cash equivalents	458,476	(6,818)
Cash and cash equivalents, beginning of period	88,322	109,955
Cash and cash equivalents, end of period	546,798	103,137
Analysis of Balances of Cash and Cash Equivalents		
Cash and bank balances	710,579	196,587
Less: Non-pledged time deposits with original maturity of more than three months when acquired	(163,781)	(93,450)
Cash and cash equivalents for the purpose of the cash flow statement	546,798	103,137

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained Profits RMB'000	Total RMB'000
1 January 2003 and 30 June 2003	96,400	251,271	16,649	77,861	442,181
1 January 2004:	110,400	322,479	17,867	83,421	534,167
Issue of H shares	8,080	56,210	–	–	64,290
Share issue expenses	–	(2,396)	–	–	(2,396)
Net profit for the period	–	–	–	277,090	277,090
30 June 2004	118,480	376,293	17,867	360,511	873,151

Notes:

1. Principal activities and basis of presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	1/4/2004 to 30/6/2004 *RMB'000*	1/4/2003 to 30/6/2003 *RMB'000*	1/1/2004 to 30/6/2004 *RMB'000*	1/1/2003 to 30/6/2003 *RMB'000*
Sales of embedded systems and related products	18,224	27,861	38,945	42,074
Sales of computer products	8,027	12,575	8,920	43,908
Provision of total solution services	13	1,419	611	1,419
Total turnover	26,264	41,855	48,476	87,401

3. Other revenue and gains

Other revenue and gains during the six months ended 30 June 2004, represents principally the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in SMIC in March 2004.

4. Taxation

Hong Kong profits tax is charged at the rate of 16% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2004 (2003: Nil). The tax charge of RMB112,000 for the three months and six months ended 30 June 2004 is the underprovided corporate income tax in Mainland China for the last financial year.

There was no material unprovided deferred tax for the six months ended 30 June 2004 (2003: Nil).

5. Dividends

The Board has resolved to propose an interim dividend of RMB1 cent per share for the three months ended 31 March 2004 (2003: Nil). Such interim dividend proposal was duly passed by shareholders at a special general meeting held on 30 July 2004.

The Board does not recommend the payment of an interim dividend for the three months ended 30 June 2004.

6. Earnings/(Loss) per share

The calculation of loss/earnings per share for the three and six months ended 30 June 2004 were based on the loss/profit attributable to shareholders of approximately RMB4,330,000 and RMB277,090,000, respectively, (2003: profit attributable to shareholders of approximately RMB5,184,000 and RMB358,000) and on the weighted average number of 1,112,879,121 shares and 1,108,439,560 shares, in issue, respectively.

Diluted earnings per share amount for the three months and six months ended 30 June 2004 had not been presented as no diluting events existed at 30 June 2004.

7. Property, plant and equipment

	RMB'000
Cost	
Cost, as at 1 January 2004	30,306
Additions	2,561
Cost, as at 30 June 2004	32,867
Accumulated Depreciation	
Accumulated depreciation, as at 1 January 2004	23,987
Charge for the period	959
Accumulated depreciation, as at 30 June 2004	24,946
Net Book Value	
Net book value, as at 30 June 2004	7,921
Net book value, as at 1 January 2004	6,319

8. Long term investment

As at 30 June 2004, long term investment represents 383,163,400 ordinary shares in SMIC, being approximately 2.1% equity interest in SMIC. SMIC is a company incorporated in the Cayman Islands and principally engaged in holding an interest in Semiconductor Manufacturing International (Shanghai) Corporation, a wholly foreign-owned enterprise established in Mainland China engaging in the manufacturing and marketing of advanced-technology semiconductors in Mainland China. In March 2004, upon the global offering of SMIC ordinary shares, the Group disposed of 156,842,000 ordinary shares in SMIC out of its then holding of 540,005,400 ordinary shares in SMIC.

9 Inventories

	30/6/2004	31/12/2003
	RMB'000	*RMB'000*
Raw materials	5,902	3,305
Work-in-progress	5,742	3,844
Finished goods	9,176	12,933
	20,820	20,082
Less: Provision for obsolete and slow-moving inventories	(544)	(544)
	20,276	19,538

As at 30 June 2004, no inventories (2003: Nil) of the Group were stated at net realizable value.

10. Trade receivables

The Group normally grants to its customers credit periods ranging from six to twelve months, starting from the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later. Each customer has a maximum credit control limit to minimize credit risk. Overdue balances are reviewed regularly by senior management.

An aged analysis of the trade receivables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later, is as follows:

	30/6/2004	31/12/2003
	RMB'000	*RMB'000*
0 to 3 months	18,547	33,275
3 to 6 months	4,874	15,223
6 to 12 months	13,986	17,851
Over 12 months	22,505	8,376
	59,912	74,725
Less: Provision for doubtful accounts	(2,810)	(2,810)
	57,102	71,915

11. Short term bank loans

Short term bank loans bear interest at approximately 2.87% to 5.31% per annum at 30 June 2004 (2003: 2.98% to 5.31%).

Short term bank loans of the Group of RMB3,060,000 were secured by mortgages over certain of the Group's buildings, machinery and equipment with a net book value of approximately RMB1,010,000 as at 30 June 2004 (2003: RMB1,165,000).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group and the Company's bank loans of USD37 million, equivalent to approximately RMB310 million (2003: RMB393 million) as at the balance sheet date.

12. Trade payables

Aging analysis of trade payables is as follows:

	30/6/2004	31/12/2003
	RMB'000	*RMB'000*
0 to 3 months	2,335	9,917
3 to 6 months	3,193	184
6 to 12 months	954	2,841
Over 12 months	6,550	3,962
	13,032	16,904

13. Related party transactions

Particulars of significant transactions between the Group and related parties are summarised below:

	Six months ended 30/6/2004 *RMB'000*	Six months ended 30/6/2003 *RMB'000*
Sales of embedded systems products and provision of total solution services to:		
Peking University	60	328
Beijing Tianqiao	246	448
Western Beida Jade Bird Investment Co., Ltd.	70	–
	376	776
Rental expense of an office building charged by Beida Jade Bird	456	–
Interest income on an amount due from Beida On-line	235	–
Rental expense for equipment paid/payable to The Institute of Microelectronics	–	315
Rental income for equipment received/receivable from The Institute of Microelectronics	–	315
Write off a receivable from Beida Jade Bird Security System Company Limited	127	–

INTERIM DIVIDEND

The Board has resolved to propose an interim dividend of RMB1 cent per share for the three months ended 31 March 2004 (2003: Nil). Such interim dividend proposal was duly passed by shareholders at a special general meeting held on 30 July 2004.

The Board does not recommend the payment of an interim dividend for the three months ended 30 June 2004.

SEGMENT INFORMATION

(a) Analysis by business segment (consolidated) is as follows:

Six months ended 30 June 2004	NET RMB'000	WFAS RMB'000	ASIC RMB'000	GPS RMB'000	IC RMB'000	DVR RMB'000	RMR RMB'000	Computer RMB'000	Total RMB'000
REVENUE									
Sales to external customers	3,575	14,860	20,856	-	123	-	142	8,920	48,476
RESULTS									
Segment results	(2,902)	818	(354)	-	18	-	(306)	(6)	(2,732)
Gain on disposal of shares investment									289,214
Interest income									1,305
Interests expense									(5,111)
Exchange loss									(908)
Unallocated corporate expenses									(5,973)
Profit before tax									275,795
Tax									(112)
Profit before minority interests									275,683
Minority interests									1,407
Net profit from ordinary activities attributable to shareholders									277,090

Six months ended 30 June 2003	NET RMB'000	WFAS RMB'000	ASIC RMB'000	GPS RMB'000	IC RMB'000	DVR RMB'000	RMR RMB'000	Computer RMB'000	Total RMB'000
REVENUE									
Sales to external customers	11,270	10,880	17,583	-	2,548	1,212	-	43,908	87,401
RESULTS									
Segment results	4,192	740	(1,717)	(175)	1,801	(216)	(1,588)	2,274	5,311
Interest income									1,042
Interests expense									(6,719)
Exchange income									576
Unallocated corporate expenses									(1,164)
Profit before tax									(954)
Tax									-
Profit before minority interests									(954)
Minority interests									1,312
Net profit from ordinary activities attributable to shareholders									358

(b) Analysis by geographical location (consolidated) is as follows:

	Six months ended 30/6/2004 *RMB'000*	Six months ended 30/6/2003 *RMB'000*
Turnover*		
Mainland China	41,537	64,179
Hong Kong	6,939	19,382
Others	–	3,840
	48,476	87,401

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise and rendering of services.*

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2004, the interests and short positions of the directors and supervisors in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules, were as follows:

Long positions in ordinary shares of the Company:

		Note	Number of shares held, capacity and nature of interest beneficiary of a trust	Approximate percentage of the Company's total issued domestic share capital	Approximate percentage of the Company's total issued share capital
Name of director					
1.	Mr. Xu Zhen Dong	(a)	220,000,000	31.43	18.57
2.	Mr. Xu Zhi Xiang	(a)	220,000,000	31.43	18.57
3.	Mr. Zhang Wan Zhong	(a)	220,000,000	31.43	18.57
4.	Mr. Liu Yong Jin	(a)	220,000,000	31.43	18.57
5.	Mr. Wu Min Sheng	(a)	220,000,000	31.43	18.57
Name of supervisor					
1.	Mr. Zhang Yong Li	(a)	220,000,000	31.43	18.57
2.	Mr. Dong Xiao Qing	(a)	220,000,000	31.43	18.57

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors and supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the period ended 30 June 2004, none of the directors or supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2004, none of the directors or the supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2004, the following interests of 5% or more of the issued share capital of the Company (except for Beijing Beida Jade Bird Limited which has only 3.38% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Name	*Notes*	Capacity and nature *of interest*	Number of ordinary *shares held*	Approximate percentage of the Company's domestic issued *share capital*	Approximate percentage of the Company's issued share *capital*	Number of share *options held*
1	Peking University	(a)	Through controlled corporations	310,000,000	44.28	26.16	-
2	Beijing Beida Yu Huan Microelectronics System Engineering Company	(a)	Directly beneficially owned	85,000,000	12.14	7.17	-
3	Beijing Beida Jade Bird Software System Company	(a)	Directly beneficially owned	110,000,000	15.71	9.28	-
4	Beijing Beida Jade Bird Limited	(a)	Directly beneficially owned	40,000,000	5.71	3.38	-
5	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	(a)	Directly beneficially owned	75,000,000	10.71	6.33	-

	Name	Notes	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
6	Heng Huat Investments Limited	(b)	Through a controlled corporation	220,000,000	31.43	18.57	-
7	Dynamic Win Assets Limited	(b)	Directly beneficially owned	220,000,000	31.43	18.57	-
8	New World Cyberbase Limited	(c)	Through a controlled corporation	70,000,000	10.00	5.91	-
9	New View Venture Limited	(c)	Directly beneficially owned	70,000,000	10.00	5.91	-
10	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14	4.22	-

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.17% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Company, which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 shares (representing approximately 3.38% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(iv) 75,000,000 shares (representing approximately 6.33% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The shares of the Company are held by Dynamic Win Assets Limited, which is 93.37% owned by Heng Huat Investments Limited

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World Cyberbase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section 'Directors' and supervisors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 June 2004, the Audit Committee has two members namely, the two independent non-executive directors, Prof. Nan Xiang Hao and Mr. Ambrose Chin Man Chung. The Group's unaudited consolidated results for the six months and three months ended 30 June 2004 have been reviewed by the audit committee.

BOARD PRACTICES AND PROCEDURES

During the six months ended 30 June 2004, the Company was in compliance with Board Practices and Procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the six months ended 30 June 2004, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 August 2004

As at the date of this report , Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive directors.

KLL

FORMS RELATING TO LISTING

Form F

The Growth Enterprise Market (GEM)

Company Information Sheet

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this information sheet, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this information sheet.

Company name : Beijing Beida Jade Bird Universal Sci-Tech Company Limited
北京北大青鳥環宇科技股份有限公司

Stock code (ordinary shares): 8095

This information sheet contains certain particulars concerning the above company (the "Company") which is listed on the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong Limited (the "Exchange"). These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules"). They will be displayed at the GEM website on the Internet. This information sheet does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of 30 September 2004.

A. General

Place of incorporation	:	The People's Republic of China
Date of initial listing on GEM	:	27 July 2000
Name of Sponsor(s)	:	N/A
Names of directors	:	*Executive Directors* Mr. Xu Zhen Dong (許振東先生) Mr. Xu Zhi Xiang (徐祇祥先生) Mr. Zhang Wan Zhong (張萬中先生) *Non-executive Directors* Mr. Lo Lin Shing, Simon (魯連城先生) Mr. Liu Yong Jin (劉永進先生) Mr. Hao Yi Long (郝一龍先生) Mr. Wu Min Sheng (吳敏生先生) Mr. Li Li Xin (李立新先生) *Independent non-executive Directors* Mr. Nan Xiang Hao (南相浩先生) Mr. Chin Man Chung, Ambrose (錢文忠先生)

Name(s) of substantial shareholder(s) : (as such term is defined in rule 1.01of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company	**Shareholder**	**No. of Shares**	**Percentage of issued share capital**
	Peking University (1)	310,000,000	26.16%
	Beijing Beida Jade Bird Software System Co. (2)	225,000,000	18.99%
	Dynamic Win Assets Limited	220,000,000	18.57%
	Heng Huat Investments Limited (3)	220,000,000	18.57%

(1) By reason of its direct and indirect interests in Beijing Beida Jade Bird Software System Co., Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited.

(2) By reason of its direct and indirect interests in Beijing Beida Jade Bird Limited and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited.

(3) By reason of its interests in Dynamic Win Assets Limited.

Name(s) of company(ies) listed on GEM: or the Main Board of the Stock Exchange within the same group as the Company : Nil

Financial year end date : 31 December

Registered address :
Room 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Head office and principal place of business :
Principal place of business in the PRC
3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

Web-site address (if applicable) : www. jbu.com.cn

Share registrar :
Hong Kong Registrars Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Auditors	:	Ernst & Young *Certified Public Accountants* 15th Floor Hutchison House 10 Harcourt Road Central Hong Kong

B. Business activities

The Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software application and designing integrated circuits for embedded system. The Company is also engaged in the design, manufacture, marketing, distribution and sale of five different embedded system products, namely, ASIC, Network Security Products, Smart Card Application System, GPS Application System and WFAS, all of which apply software and integrated circuits developed through the Company's own research and development. The Company is also engaged in the provision of total solutions to address the specific needs of each customer through applications of its existing embedded system products.

C. Ordinary shares

Number of Promoters' Shares in issue	:	700,000,000
Number of H Shares in issue	:	484,800,000
Par value of H Shares in issue	:	RMB0.10
Board lot size (in number of shares)	:	1,000
Name of other stock exchange(s) on which ordinary shares are also listed	:	Nil

D. Warrants

Nil

E. Other securities

Nil

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet ("the Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet, as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

Xu Zhen Dong	Xu Zhi Xiang
Zhang Wan Zhong	Lo Lin Shing, Simon
Liu Yong Jin	Hao Yi Long
Wu Min Sheng	Li Li Xin
Nan Xiang Hao	Chin Man Chung, Ambrose

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

DELAY IN APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR AND AN AUDIT COMMITTEE MEMBER

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") hereby announces that suitable candidate as the Company's third independent non-executive director and the third audit committee member have not yet been identified, meanwhile, there is only two independent non-executive directors and two audit committee members. Therefore the Company is not currently in compliance with Rule 5.05 and Rule 5.28 of the GEM Listing Rules.

The Company will continue search for suitable candidate for appointment as the third independent non-executive director and the third audit committee member and the Company, in accordance with Rule 5.06 of the GEM Listing Rules, will ensure its compliance with the GEM Listing Rules in this regard as soon as possible.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 September 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

W W

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") hereby announces that a meeting of the Board will be held at Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Friday, 12 November 2004 at 4:00 p.m. for the following purposes:-

1. To consider and approve the third quarter unaudited results of the Company and its subsidiaries for the nine months ended 30 September 2004 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 26 October 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

XX

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

PROPOSED APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR AND AN AUDIT COMMITTEE MEMBER

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") hereby announces that the Board propose to appoint Mr. Wang Chao Yong ("Mr. Wang") as an independent non-executive director and an audit committee member of the Company. The appointment of Mr. Wang is subject to the satisfaction of the Stock Exchange that he has the character, experience and integrity and is able to demonstrate a standard of competence commensurate with his position as a director of the Company in accordance with the Rule 5.02 of the GEM Listing Rules and the approval of the shareholders in the special general meeting (the "SGM") of the Company by way of an ordinary resolution. A notice of the SGM will also be dispatched to the shareholders today.

Mr. Wang, aged 39, graduated from Rutgers University in the United States of America (the "USA") with a MBA degree and is the founding parnter and chief executive officer of ChinaEquity Investment Co. ("ChinaEquity"), a leading venture capital firm based in the People's Republic of China (the "PRC") focusing on technology, media and telecommunication sector in the Greater China. Prior to founding ChinaEquity in 1999, Mr. Wang has over twelve years of experience in investment banking and financial services with J. P. Morgan Chase & Co., Standard & Poor's, Morgan Stanley Asia Co. in the USA and China Development Bank in the PRC, pariticipated in a wide range of corporate and financial management projects. At present, Mr. Wang also serves as an advisor to the PRC projects in the Global Environment Funds of the World Bank, a special advisor to Personnel Exchanges Center of the China Academy Science of the PRC, and an advisor to the Commerce Bureau of the Beijing Municipal Government of the PRC and the founding Board Governor and the Secretary General of China Venture Capital Association in the PRC.

Mr. Wang has not held any directorships in other listed public companies in the last three years immediately prior to the date of this proposed appointment or any positions with the Company, its holding company or its subsidiaries before.

Mr. Wang does not have any relationship with any other directors, senior management, management shareholders, substantial shareholders or controlling shareholders (within the meaning of the GEM Listing Rules) of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Upon his appointment become effective after the shareholders' approval in the SGM, Mr. Wang will enter into a service contract with the Company for a term of three years and his emoluments will be determined by the Board then.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 2 November 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") will be held at 11:30 a.m. on 17 December 2004 at Room 301, 3nd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC for the purpose of considering and, if thought fit, passing the following resolution as ordinary resolution of the Company.

ORDINARY RESOLUTION

"**THAT** Mr. Wang Chao Yong is hereby appointed as an independent non-executive director and an audit committee member."

By order of the Board
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 2 November 2004.

Notes:

(A) The H Share register of the Company will be closed from 17 November 2004 (Wednesday) to 16 December 2004 (Thursday) [both days inclusive], during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's H Share Register of Members at the close of business on 16 November 2004 (Tuesday), are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of the Company's H Shares registrar, Hong Kong Registrars Limited, is as follows:

46 Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
(Fax no: 2865-0990)

(B) Holders of Promoter Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to Hong Kong Registrars Limited at the address set out above (for holders of H Shares) or to the place of business of the Company in Beijing (for Promoter Shares) not later than 20 days before the date of the Special General Meeting, i.e. no later than 4:00 p.m. on 26 November, 2004 (Friday).

The place of business of the Company in Beijing is as follows:

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC
(Fax no: 86-10-62758434)

(C) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Promoter Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of Promoter Shares, expect that the proxy form or other documents of authority must be delivered to the place of business of the Company in Beijing, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce he/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(H) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the board of directors of the Company comprises three executive directors, being Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong, five non-executive directors, being Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin, and two independent non-executive directors, being Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

To: Beijing Beida   Attn: Mr. Anson Wong   Tel: 2521 1668   Email: see email list

1st Proof / 1st November, 2004 (Client)

011104
Beijing Beida
(Client)
Jo.: 11041(C)
1P*011104
Proxy (E)

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 8095)

Proxy Form for Special General Meeting to be held on at 11:30 a.m on 17 December 2004
(or at any adjournment thereof)

No. of shares to which this Proxy relates[2]	
Type of Shares (Promoters' Shares or H Shares) to which this Proxy relates[2]	

I/We[1] ____

(of ____)

being the registered holder(s) of Promoters' Share(s)/H Share(s)[3] of Beijing Beida Bird Universal Sci-Tech Company Limited (the "Company") HEREBY APPOINT the Chairman of the Special General Meeting

or[4] ____

(of ____)

as my/our proxy at the Special General Meeting (the "SGM") (and at any adjournment thereof) of the Company to be held at Room 301, 3rd Floor, Beijing Jade Bird Building. No. 207 Chengfu Road, Haidian District, Beijing, the PRC at 11:30 a.m. on 17 December 2004 for the purpose of considering and if thought fit, passing the Ordinary Resolution as set out in the Notice convening the SGM dated 2 November 2004 and at the SGM (or at any adjournment thereof) to vote on my/our behalf in respect of the Resolution as directed below:–

	For[5]	Against[5]
Ordinary Resolution		

Signed this ________________ day of ________________   Signature (s): ________________________

Holder(s) of Promoters' Shares
or H Shares

Notes:–

1. Full name (s) (in Chinese or in English) and registered address (es) (as shown in the register of members) in BLOCK LETTERS.
2. Please insert the number of Promoters' Shares and H Shares relates to this proxy form. If no number is inserted, this proxy form will be deemed to relate to all such shares in the capital of the Company registered in your name(s)
3. Please delete as appropriate.
4. A proxy need not be a member of the Company. A holder of Promoters" Shares or H Shares is entitled to appoint a proxy to attend and, in the event of a poll, vote in his stead. If such an appointment is made, you may delete the words "the Chairman of the Special General Meeting or" and insert the name and address of the person appointed as proxy in the space provided. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
5. Please indicate with a "✓" in the appropriate space how you wish the proxy to vote on your behalf on a poll. If this form is returned duly signed, but without any such indication, the proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the SGM other than those referred to in the Notice convening the SGM.
6. In the case of joint holders, the vote of the senior who tenders as vote, whether in person or by proxy or by representative, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. This proxy form must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under its common seal or under the hand of an officer or attorney duly authorized.
8. To be valid, this proxy form together with any power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited with the Company's H share registrar in Hong Kong Registrars Limited at 46TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG not less than 24 hours before the time appointed for holding the SGM or any adjournment thereof.
9. Completion and delivery of the proxy form will not preclude you from attending and voting at the SGM if you so wish.
10. The description of this resolution is by way of summary only. The full text appears in the Notice of Special General Meeting dated 2 November 2004.

aaq

BEIDA JADE BIRD<08095> - Results Announcement (Q3, 2004, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 12/11/20
(stock code: 08095)

Year end date :31/12/2004
Currency :RMB
Auditors' report :N/A
3rd Quarterly Report Reviewed by Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(* Unaudited) Current Period from 1/1/2004 to 30/9/2004 $'000	(* Unaudited) Last Corresponding Period from 1/1/2003 to 30/9/2003 $'000
Turnover	:	83,480	135,156
Profit/(Loss) from Operations	:	277,969	4,252
Finance cost	:	(8,294)	(9,565)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	272,230	(1,590)
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	RMB 0.24	RMB (0.0017)
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	272,230	(1,590)
3rd Quarter Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 3rd Quarter Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :
Name : Wong Tak Chuen
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system applications, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

For the three months ended 30 Sept. \For the nine months ended 30 Sept.
2004 \ 2003 \ 2004 \ 2003
RMB'000 \ RMB'000 \ RMB'000 \ RMB'000
Sales of embedded systems and related products :
17,257 \ 30,835 \ 56,202 \ 72,909
Sales of computer products :
17,514 \ 16,646 \ 26,434 \ 60,554
Provision of total solution services :
233 \ 274 \ 844 \ 1,693
Total turnover :
35,004 \ 47,755 \ 83,480 \ 135,156

3. Taxation

Hong Kong profits tax is charged at the rate of 16% (2003 : 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the nine months ended 30 September 2004 (2003 : Nil). The tax charge of approximately RMB112,000 for the nine months ended 30 September 2004 is the underprovided corporate income tax in Mainland China for the last financial year.

There was no material unprovided deferred tax for the nine months ended 30 September 2004 (2003 : Nil).

4. Earnings / (Loss) per share

The calculation of earnings per share of RMB24.00 cents (2003 : loss per share of RMB0.16 cents) for the nine months ended

of approximately RMB272,230,000 (2003 : loss attributable to shareholders of approximately RMB1,590,000) and on the weighted average number of 1,134,079,000 shares (2003 : 1,008,102,564 shares) in issue.

666

JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the nine months ended 30 September 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of the Company (the Directors) collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

THIRD QUARTERLY RESULTS ANNOUNCEMENT
For the nine months ended 30 September 2004

HIGHLIGHTS

- Turnover is approximately RMB83,480,000, a decrease of approximately 38% as compared to the corresponding period last year.
- Profit attributable to shareholders is approximately RMB272,230,000.
- Earnings per share is approximately RMB24 cents.
- Interest expense is approximately RMB8,294,000, a decrease of 13% as compared to the corresponding period last year.

THIRD QUARTERLY RESULTS

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the nine months ended 30 September 2004 together with the unaudited comparative figures for the corresponding period in 2003 as follows:

		For the three months ended 30 September		For the nine months ended 30 September	
		2004	2003	**2004**	2003
	Notes	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Turnover	2	**35,004**	47,755	**83,480**	135,156
Other revenue and gains	3	**–**	(1)	**289,223**	1,969
Operating expenses:					
Materials and equipment		**(27,640)**	(38,916)	**(64,862)**	(105,653)
Employee costs		**(4,042)**	(2,507)	**(13,327)**	(10,986)
Depreciation of property, plant and equipment		**(551)**	(834)	**(1,510)**	(2,630)
Amortisation of goodwill and intangible assets		**(1,473)**	(1,223)	**(4,416)**	(4,423)
Other operating expenses		**(3,838)**	(4,745)	**(10,619)**	(9,181)
Total operating expenses		**(37,544)**	(48,225)	**(94,734)**	(132,873)
PROFIT/(LOSS) FROM OPERATIONS		**(2,540)**	(471)	**277,969**	4,252
Finance income/(cost)					
Interest income		**1,154**	641	**2,459**	1,683
Interest expense		**(3,183)**	(2,846)	**(8,294)**	(9,565)
Exchange losses		**(420)**	–	**(1,328)**	–
Profit/(Loss) before taxation and minority interest		**(4,989)**	(2,676)	**270,806**	(3,630)
Taxation	4	**–**	–	**(112)**	–
Profit/(Loss) before minority interest		**(4,989)**	(2,676)	**270,694**	(3,630)
Minority interest		**129**	728	**1,536**	2,040
Profit/(Loss) attributable to shareholders		**(4,860)**	(1,948)	**272,230**	(1,590)
Retained earnings, beginning of period		**360,511**	77,861	**83,421**	77,503
Retained earnings, end of period		**355,651**	75,913	**355,651**	75,913
Earnings/(Loss) per share – basic *(RMB cents)*	5	**(0.41)**	(0.18)	**24.00**	(0.16)

Notes:

1. **Principal Activities and Basis of Presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended 30 September		**For the nine months ended 30 September**	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Turnover				
Sales of embedded systems and related products	**17,257**	30,835	**56,202**	72,909
Sales of computer products	**17,514**	16,646	**26,434**	60,554
Provision of total solution services	**233**	274	**844**	1,693
	35,004	47,755	**83,480**	135,156

3. **Other revenue and gains**

Other revenue and gains for the nine months ended 30 September 2004 represents principally the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

4. **Taxation**

Hong Kong profits tax is charged at the rate of 16% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the nine months ended 30 September 2004 (2003: Nil). The tax charge of approximately RMB112,000 for the nine months ended 30 September 2004 is the underprovided corporate income tax in Mainland China for the last financial year.

There was no material unprovided deferred tax for the nine months ended 30 September 2004 (2003: Nil).

5. **Earnings/(Loss) per share**

The calculation of earnings per share of RMB24.00 cents (2003: loss per share of RMB0.16 cents) for the nine months ended 30 September 2004 was based on the profit attributable to shareholders of approximately RMB272,230,000 (2003: loss attributable to shareholders of approximately RMB1,590,000) and on the weighted average number of 1,134,079,000 shares (2003: 1,008,102,564 shares) in issue.

INTERIM DIVIDEND

The Board of directors (the "Board") has resolved to propose an interim dividend of RMB1 cent per share for the three months ended 31 March 2004 (2003: Nil). Such interim dividend proposal was duly passed by shareholders at a special general meeting held on 30 July 2004.

The Board does not recommend the payment of an interim dividend for the three months ended 30 September 2004 (2003: Nil).

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the nine months ended 30 September 2004 amounted to RMB83,480,000, representing a decrease of approximately 38% as compared to the corresponding period last year.

The decrease in turnover was primarily due to the decrease in sales of computer products.

For the nine months ended 30 September 2004, the turnover from the sales of embedded system products and related products, sales of computer products and the provision of total solution services were approximately 67%, 32% and 1%, respectively, of total sales in the period.

Finance Cost

The unaudited interest expense of the Group for the nine months ended 30 September 2004 was approximately RMB8,294,000, representing a decrease of 13% as compared to the corresponding period last year.

The drop in the interest expenses was mainly resulted from the USD10 million (equivalent to approximately RMB83 million) partial repayment of the bank loans at the beginning the period, through using part of the placing proceeds of 140,000,000 new H shares of the Company at HK$0.60 each issued in the last financial year.

Profit Attributable to Shareholders

The profit attributable to shareholders and earnings per share of the Group for the nine months ended 30 September 2004 were RMB272,230,000 and RMB24 cents respectively.

The significant increase in profit attributable to shareholders was due to the gain on disposal of part of the Group's shares investment in SMIC in March 2004 which amounted to RMB289,214,000.

BUSINESS REVIEW

Network Security Products

During the period the Company has completed the development of the firewall systems employing technology attached with IDS features and also completed the development of simplified small scale firewall. The Company is currently developing high speed firewall system. The Company has completed the production of 117 units of JB-FW1/100 and 8 units of JB-FW1/1000 firewall system. The following firewall system sales contracts were entered into during the period with Hainan Public Security Bureau and Changsha Romens Technology Ltd. etc.

During the period Jade Bird Netsoft had completed the research and development of the network management system NetSurexpert 5.3 version with supporting the multi-layer infrastructure technology and also NetSurexpert 5.31 version. Jade Bird Netsoft is currently developing the desktop management function module technology (WMI) and plans to develop NetSurexpert 5.4 version, VLAN and MPLS VPN technology.

During the period Jade Bird Netsoft signed up the network management project or the service agreements with the following: Sinosoft Group Ltd., Wuhan Bluegrid Technology Ltd., Jimen Broadcasting and Television Bureau, Tianjin Boying Technology Development Ltd., China Shipbuilding Industry Ltd. No. 709 Research and Development Institute, Beijing Kongjian Fudian Technology Development Ltd., Hunan Enjoy Information Technology Ltd., Jiangxi Suntek Digital Technology Ltd.

Wireless Fire Alarm System

During the period the Company completed the Shizhi Building Project in Yuelu New District of Changsha City and Hainan Guoshui Mansion Project of Hainan Big Bird Fire Protection Electronics Co., Ltd.. Moreover, the Company signed the wireless fire alarm contracts with Xintandi Apartment Project of Harbin Lanniao Fire Protection Electronics Equipment Co., Ltd. and Lijing Tiancheng Apartment of Sichuan Jinling Electric Ltd..

Security ICs

The Group has recently signed two sales contracts with Datang Micro-electronics Technology Marketing Ltd. Regarding the sales of FLASH, the Group has also signed the contract with Jinan Ruiquan Electronics Ltd.

SMIC

On 28 July 2004, the global leading provider of high density embedded memory solutions, MoSys Inc., and SMIC jointly announced that MoSys' "1T-SRAM-R" technology incorporating Transparent Error Correction was successfully tested in SMIC's 0.13 micron logic process. This extends the existing cooperation between the companies as an additional optimized high-density memory solution which is now available to SMIC's foundry customers. "1T-SRAM-R" embedded memory technology continues to demonstrate its exceptional scalability and portability, while improving yields, Soft Error Rate (SER) and reliability.

On 27 August 2004, SMIC announced the successful development of 0.18 um – 30V to 40V high voltage ("HV") CMOS device and process technology. This will enable SMIC to offer 0.18 um CMOS based single-chip LCD HV driver technology in the rapidly growing mobile telecommunication market. This new process technology will provides competitive device performance suitable for small size, low-power consumption single-chip LCD HV driver application. We believe that this key technology achievement will position SMIC at the frontline of this technology area. The technology can be used for mobile phones and other applications in the communication market and support the global and domestic customers to accelerate their penetration of the new-generation LCD driver market.

On 25 September 2004, SMIC's first twelve inch fab, Fab 4, in Beijing successfully commissioned its production and kicked off its operation era.

MARKETING ACTIVITIES

During the period the Company has participated in the National Commercial Cryptography Exhibition organized by China State Cryptography Control Authority Office.

The Company's subsidiary, Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited which is engaged in the wireless fire alarm system business, has launched its own web-site in July 2004 as its platform for expanding its robust growing businesses.

GOVERNMENT APPROVALS AND AWARDS

In October 2004, Jade Bird Netsoft's NetSurexpert network system synthesis management platform was awarded the "Golden Software Price" jointly presented by China Electronic Center of Information Industry Development Research Institute and China Software Industry Association.

OUTLOOK

As fueled by the award of the "Golden Software Price" as set out in the previous paragraph, Jade Bird Netsoft is confident to explore new distribution channels in the Mainland China. Recently, Jade Bird Netsoft strengthened its distribution areas by adding the new outlets in Zhenzhou, Harbin and Jinan. It plans to enrich its coverage through penetrating into the South-west and North-west region of the Mainland China.

The Group continuously reallocates its resources towards implementing proactive and prudent strategies that would procure optimal growth potential in target market sectors in the long-term perspective. These included efforts to continuously establish strategic market relationships with distributors and resellers in significant geographical markets in order to extend the Group's national distribution network. In terms of target vertical markets, the Group continued to explore and drive penetration into the government, education, healthcare, retail, small, medium and large enterprise sectors.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 September 2004, the interests and short positions of the directors and supervisors in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules, were as follows:

Long positions in ordinary shares of the Company:

		Note	Number of shares held, capacity and nature of interest beneficiary of a trust	Approximate percentage of the Company's total issued domestic share capital	Approximate percentage of the Company's total issued share capital
Name of director					
1.	Mr. Xu Zhen Dong	(a)	220,000,000	31.43	18.57
2.	Mr. Xu Zhi Xiang	(a)	220,000,000	31.43	18.57
3.	Mr. Zhang Wan Zhong	(a)	220,000,000	31.43	18.57
4.	Mr. Liu Yong Jin	(a)	220,000,000	31.43	18.57
5.	Mr. Wu Min Sheng	(a)	220,000,000	31.43	18.57
Name of supervisor					
1.	Mr. Zhang Yong Li	(a)	220,000,000	31.43	18.57
2.	Ms. Dong Xiao Qing	(a)	220,000,000	31.43	18.57

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors and supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the nine months ended 30 September 2004, none of the directors or supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2004, none of the directors or the supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 September 2004, the following interests of 5% or more of the issued share capital of the Company (except for Beijing Beida Jade Bird Limited which has only 3.38% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Name	*Notes*	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
1	Peking University	(a)	Through controlled corporations	310,000,000	44.28	26.16	-
2	Beijing Beida Yu Huan Microelectronics System Engineering Company	(a)	Directly beneficially owned	85,000,000	12.14	7.17	-
3	Beijing Beida Jade Bird Software System Company	(a)	Directly beneficially owned	110,000,000	15.71	9.28	-
4	Beijing Beida Jade Bird Limited	(a)	Directly beneficially owned	40,000,000	5.71	3.38	-
5	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	(a)	Directly beneficially owned	75,000,000	10.71	6.33	-
6	Heng Huat Investments Limited	(b)	Through a controlled corporation	220,000,000	31.43	18.57	-
7	Dynamic Win Assets Limited	(b)	Directly beneficially owned	220,000,000	31.43	18.57	-
8	New World CyberBase Limited	(c)	Through a controlled corporation	70,000,000	10.00	5.91	-
9	New View Venture Limited	(c)	Directly beneficially owned	70,000,000	10.00	5.91	-
10	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14	4.22	-

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.17% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Company, which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 shares (representing approximately 3.38% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(iv) 75,000,000 shares (representing approximately 6.33% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The shares of the Company are held by Dynamic Win Assets Limited, which is 93.37% owned by Heng Huat Investments Limited

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section 'Directors' and supervisors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 September 2004, the Audit Committee has two members namely, the two independent non-executive directors, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose.

BOARD PRACTICES AND PROCEDURES

During the nine months ended 30 September 2004, the Company was in compliance with Board Practices and Procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the nine months ended 30 September 2004, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 12 November 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

ANNOUNCEMENT

The directors of the Company (the "Directors") have noted the increases in price and trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increases.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions and realizations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors (the "Board") of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 15 November 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

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Third Quarterly Results Report

Quarterly Report

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 8095)

THIRD QUARTERLY RESULTS REPORT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company (the Directors) collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

THIRD QUARTERLY REPORT
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004

HIGHLIGHTS

- **Turnover is approximately RMB83,480,000, a decrease of approximately 38% as compared to the corresponding period last year.**
- **Profit attributable to shareholders is approximately RMB272,230,000.**
- **Earnings per share is approximately RMB24 cents.**
- **Interest expense is approximately RMB8,294,000, a decrease of 13% as compared to the corresponding period last year.**

THIRD QUARTERLY RESULTS

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the unaudited consolidated operating results of the Group for the nine months ended 30 September 2004 together with the unaudited comparative figures for the corresponding period in 2003 as follows:

		For the three months ended 30 September		**For the nine months ended 30 September**	
		2004	2003	**2004**	2003
	Notes	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Turnover	2	**35,004**	47,755	**83,480**	135,156
Other revenue and gains	3	**–**	(1)	**289,223**	1,969
Operating expenses:					
Materials and equipment		**(27,640)**	(38,916)	**(64,862)**	(105,653)
Employee costs		**(4,042)**	(2,507)	**(13,327)**	(10,986)
Depreciation of property, plant and equipment		**(551)**	(834)	**(1,510)**	(2,630)
Amortisation of goodwill and intangible assets		**(1,473)**	(1,223)	**(4,416)**	(4,423)
Other operating expenses		**(3,838)**	(4,745)	**(10,619)**	(9,181)
Total operating expenses		**(37,544)**	(48,225)	**(94,734)**	(132,873)
PROFIT/(LOSS) FROM OPERATIONS		**(2,540)**	(471)	**277,969**	4,252
Finance income/(cost)					
Interest income		**1,154**	641	**2,459**	1,683
Interest expense		**(3,183)**	(2,846)	**(8,294)**	(9,565)
Exchange losses		**(420)**	–	**(1,328)**	–
Profit/(Loss) before taxation and minority interest		**(4,989)**	(2,676)	**270,806**	(3,630)
Taxation	4	**–**	–	**(112)**	–
Profit/(Loss) before minority interest		**(4,989)**	(2,676)	**270,694**	(3,630)
Minority interest		**129**	728	**1,536**	2,040
Profit/(Loss) attributable to shareholders		**(4,860)**	(1,948)	**272,230**	(1,590)
Retained earnings, beginning of period		**360,511**	77,861	**83,421**	77,503
Retained earnings, end of period		**355,651**	75,913	**355,651**	75,913
Earnings/(Loss) per share – basic – *(RMB cents)*	5	**(0.41)**	(0.18)	**24.00**	(0.16)

Notes:

1. **Principal Activities and Basis of Presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended 30 September		For the nine months ended 30 September	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Turnover				
Sales of embedded systems and related products	**17,257**	30,835	**56,202**	72,909
Sales of computer products	**17,514**	16,646	**26,434**	60,554
Provision of total solution services	**233**	274	**844**	1,693
	35,004	47,755	**83,480**	135,156

3. **Other revenue and gains**

Other revenue and gains for the nine months ended 30 September 2004 represents principally the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

4. **Taxation**

Hong Kong profits tax is charged at the rate of 16% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the nine months ended 30 September 2004 (2003: Nil). The tax charge of approximately RMB112,000 for the nine months ended 30 September 2004 is the underprovided corporate income tax in Mainland China for the last financial year.

There was no material unprovided deferred tax for the nine months ended 30 September 2004 (2003: Nil).

5. **Earnings/(Loss) per share**

The calculation of earnings per share of RMB24.00 cents (2003: loss per share of RMB0.16 cents) for the nine months ended 30 September 2004 was based on the profit attributable to shareholders of approximately RMB272,230,000 (2003: loss attributable to shareholders of approximately RMB1,590,000) and on the weighted average number of 1,134,079,000 shares (2003: 1,008,102,564 shares) in issue.

INTERIM DIVIDEND

The Board of directors (the "Board") has resolved to propose an interim dividend of RMB1 cent per share for the three months ended 31 March 2004 (2003: Nil). Such interim dividend proposal was duly passed by shareholders at a special general meeting held on 30 July 2004.

The Board does not recommend the payment of an interim dividend for the three months ended 30 September 2004 (2003: Nil).

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the nine months ended 30 September 2004 amounted to RMB83,480,000, representing a decrease of approximately 38% as compared to the corresponding period last year.

The decrease in turnover was primarily due to the decrease in sales of computer products.

For the nine months ended 30 September 2004, the turnover from the sales of embedded system products and related products, sales of computer products and the provision of total solution services were approximately 67%, 32% and 1%, respectively, of total sales in the period.

Finance Cost

The unaudited interest expense of the Group for the nine months ended 30 September 2004 was approximately RMB8,294,000, representing a decrease of 13% as compared to the corresponding period last year.

The drop in the interest expenses was mainly resulted from the USD10 million (equivalent to approximately RMB83 million) partial repayment of the bank loans at the beginning the period, through using part of the placing proceeds of 140,000,000 new H shares of the Company at HK$0.60 each issued in the last financial year.

Profit Attributable to Shareholders

The profit attributable to shareholders and earnings per share of the Group for the nine months ended 30 September 2004 were RMB272,230,000 and RMB24 cents respectively.

The significant increase in profit attributable to shareholders was due to the gain on disposal of part of the Group's shares investment in SMIC in March 2004 which amounted to RMB289,214,000.

BUSINESS REVIEW

Network Security Products

During the period the Company has completed the development of the firewall systems employing technology attached with IDS features and also completed the development of simplified small scale firewall. The Company is currently developing high speed firewall system. The Company has completed the production of 117 units of JB-FW1/100 and 8 units of JB-FW1/1000 firewall system. The following firewall system sales contracts were entered into during the period with Hainan Public Security Bureau and Changsha Romens Technology Ltd. etc.

During the period Jade Bird Netsoft had completed the research and development of the network management system NetSurexpert 5.3 version with supporting the multi-layer infrastructure technology and also NetSurexpert 5.31 version. Jade Bird Netsoft is currently developing the desktop management function module technology (WMI) and plans to develop NetSurexpert 5.4 version, VLAN and MPLS VPN technology.

During the period Jade Bird Netsoft signed up the network management project or the service agreements with the following: Sinosoft Group Ltd., Wuhan Bluegrid Technology Ltd., Jimen Broadcasting and Television Bureau, Tianjin Boying Technology Development Ltd., China Shipbuilding Industry Ltd. No. 709 Research and Development Institute, Beijing Kongjian Fudian Technology Development Ltd., Hunan Enjoy Information Technology Ltd., Jiangxi Suntek Digital Technology Ltd.

Wireless Fire Alarm System

During the period the Company completed the Shizhi Building Project in Yuelu New District of Changsha City and Hainan Guoshui Mansion Project of Hainan Big Bird Fire Protection Electronics Co., Ltd.. Moreover, the Company signed the wireless fire alarm contracts with Xintandi Apartment Project of Harbin Lanniao Fire Protection Electronics Equipment Co., Ltd. and Lijing Tiancheng Apartment of Sichuan Jinling Electric Ltd..

Security ICs

The Group has recently signed two sales contracts with Datang Micro-electronics Technology Marketing Ltd. Regarding the sales of FLASH, the Group has also signed the contract with Jinan Ruiquan Electronics Ltd.

SMIC

On 28 July 2004, the global leading provider of high density embedded memory solutions, MoSys Inc., and SMIC jointly announced that MoSys' "1T-SRAM-R" technology incorporating Transparent Error Correction was successfully tested in SMIC's 0.13 micron logic process. This extends the existing cooperation between the companies as an additional optimized high-density memory solution which is now available to SMIC's foundry customers. "1T-SRAM-R" embedded memory technology continues to demonstrate its exceptional scalability and portability, while improving yields, Soft Error Rate (SER) and reliability.

On 27 August 2004, SMIC announced the successful development of 0.18 um – 30V to 40V high voltage ("HV") CMOS device and process technology. This will enable SMIC to offer 0.18 um CMOS based single-chip LCD HV driver technology in the rapidly growing mobile telecommunication market. This new process technology will provides competitive device performance suitable for small size, low-power consumption single-chip LCD HV driver application. We believe that this key technology achievement will position SMIC at the frontline of this technology area. The technology can be used for mobile phones and other applications in the communication market and support the global and domestic customers to accelerate their penetration of the new-generation LCD driver market.

On 25 September 2004, SMIC's first twelve inch fab, Fab 4, in Beijing successfully commissioned its production and kicked off its operation era.

MARKETING ACTIVITIES

During the period the Company has participated in the National Commercial Cryptography Exhibition organized by China State Cryptography Control Authority Office.

The Company's subsidiary, Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited which is engaged in the wireless fire alarm system business, has launched its own web-site in July 2004 as its platform for expanding its robust growing businesses.

GOVERNMENT APPROVALS AND AWARDS

In October 2004, Jade Bird Netsoft's NetSurexpert network system synthesis management platform was awarded the "Golden Software Price" jointly presented by China Electronic Center of Information Industry Development Research Institute and China Software Industry Association.

OUTLOOK

As fueled by the award of the "Golden Software Price" as set out in the previous paragraph, Jade Bird Netsoft is confident to explore new distribution channels in the Mainland China. Recently, Jade Bird Netsoft strengthened its distribution areas by adding the new outlets in Zhenzhou, Harbin and Jinan. It plans to enrich its coverage through penetrating into the South-west and North-west region of the Mainland China.

The Group continuously reallocates its resources towards implementing proactive and prudent strategies that would procure optimal growth potential in target market sectors in the long-term perspective. These included efforts to continuously establish strategic market relationships with distributors and resellers in significant geographical markets in order to extend the Group's national distribution network. In terms of target vertical markets, the Group continued to explore and drive penetration into the government, education, healthcare, retail, small, medium and large enterprise sectors.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 September 2004, the interests and short positions of the directors and supervisors in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules, were as follows:

Long positions in ordinary shares of the Company:

		Note	**Number of shares held, capacity and nature of interest beneficiary of a trust**	**Approximate percentage of the Company's total issued domestic share capital**	**Approximate percentage of the Company's total issued share capital**
Name of director					
1.	Mr. Xu Zhen Dong	(a)	220,000,000	31.43	18.57
2.	Mr. Xu Zhi Xiang	(a)	220,000,000	31.43	18.57
3.	Mr. Zhang Wan Zhong	(a)	220,000,000	31.43	18.57
4.	Mr. Liu Yong Jin	(a)	220,000,000	31.43	18.57
5.	Mr. Wu Min Sheng	(a)	220,000,000	31.43	18.57
Name of supervisor					
1.	Mr. Zhang Yong Li	(a)	220,000,000	31.43	18.57
2.	Ms. Dong Xiao Qing	(a)	220,000,000	31.43	18.57

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors and supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.40 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the nine months ended 30 September 2004, none of the directors or supervisors was granted options to subscribe for H shares of the Company. As at 30 September 2004, none of the directors or the supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 September 2004, the following interests of 5% or more of the issued share capital of the Company (except for Beijing Beida Jade Bird Limited which has only 3.38% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Name	Notes	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
1	Peking University	(a)	Through controlled corporations	310,000,000	44.28	26.16	-
2	Beijing Beida Yu Huan Microelectronics System Engineering Company	(a)	Directly beneficially owned	85,000,000	12.14	7.17	-
3	Beijing Beida Jade Bird Software System Company	(a)	Directly beneficially owned	110,000,000	15.71	9.28	-
4	Beijing Beida Jade Bird Limited	(a)	Directly beneficially owned	40,000,000	5.71	3.38	-
5	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	(a)	Directly beneficially owned	75,000,000	10.71	6.33	-
6	Heng Huat Investments Limited	(b)	Through a controlled corporation	220,000,000	31.43	18.57	-
7	Dynamic Win Assets Limited	(b)	Directly beneficially owned	220,000,000	31.43	18.57	-

	Name	Notes	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital	Number of share options held
8	New World CyberBase Limited	(c)	Through a controlled corporation	70,000,000	10.00	5.91	-
9	New View Venture Limited	(c)	Directly beneficially owned	70,000,000	10.00	5.91	-
10	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14	4.22	-

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.17% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Company, which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 shares (representing approximately 3.38% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(iv) 75,000,000 shares (representing approximately 6.33% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The shares of the Company are held by Dynamic Win Assets Limited, which is 93.37% owned by Heng Huat Investments Limited.

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section 'Directors' and supervisors' interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. As at 30 September 2004, the Audit Committee has two members namely, the two independent non-executive directors, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose.

BOARD PRACTICES AND PROCEDURES

During the nine months ended 30 September 2004, the Company was in compliance with Board Practices and Procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the nine months ended 30 September 2004, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 12 November 2004

As at the date of this report, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive directors.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

ANNOUNCEMENT

The directors of the Company (the "Directors") have noted the increases in price and trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reason for such increases.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions and realizations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors (the "Board") of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 18 November 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

RESOLUTION PASSED AT THE SPECIAL GENERAL MEETING RELATING TO THE APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECOTR AND AUDIT COMMITTEE MEBER

Pursuant to an ordinary resolution duly passed by way of show of hands at the special general meeting of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") on 17 December 2004, Mr. Wang Chao Yong ("Mr. Wang") has been appointed with immediate effect as an independent non-executive director and an audit committee member of the Company.

Mr. Wang, aged 39, graduated from Rutgers University in the United States of America (the "USA") with a MBA degree and is the founding parnter and chief executive officer of ChinaEquity Investment Co. ("ChinaEquity"), a leading venture capital firm based in the People's Republic of China (the "PRC") focusing on technology, media and telecommunication sector in the Greater China. Prior to founding ChinaEquity in 1999, Mr. Wang has over twelve years of experience in investment banking and financial services with J. P. Morgan Chase & Co., Standard & Poor's, Morgan Stanley Asia Co. in the USA and China Development Bank in the PRC, pariticipated in a wide range of corporate and financial management projects. At present, Mr. Wang also serves as an advisor to the PRC projects in the Global Environment Funds of the World Bank, a special advisor to Personnel Exchanges Center of the China Academy Science of the PRC, and an advisor to the Commerce Bureau of the Beijing Municipal Government of the PRC and the founding Board Governor and the Secretary General of China Venture Capital Association in the PRC.

Mr. Wang has not held any directorships in other listed public companies in the last three years immediately prior to the date of this proposed appointment or any positions with the Company, its holding company or its subsidiaries before.

Mr. Wang does not have any relationship with any other directors, senior management, management shareholders, substantial shareholders or controlling shareholders (within the meaning of the GEM Listing Rules) of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Pursuant to the service contract entered into between Mr. Wang and the Company, Mr. Wang is entitled to an annual service fee of RMB50,000 for his service as an independent non-executive director.

The Company has not submitted to the Stock Exchange the formal declaration, undertaking and acknowledgement, in the form set out in Appendix 6B of the GEM Listing Rule duly completed by Mr. Wang. Such delay in submission of later than 14 business days prior to the proposed date of appointment consistute to a breach of Rule 5.01 of the GEM Listing Rule. The Stock Exchange will reserve its rights to take action against the Company in relation to the non-compliance.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 17 December 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

ANNOUNCEMENT

The directors of the Company (the "Directors") have noted the increase in trading volume of the shares of the Company today. Save for the resolution passed at the special general meeting relating to the appointment of an independent non-executive director and audit committee member as disclosed in the Company's announcement dated 17 December 2004, the Directors wish to state that they are not aware of any reason for such increase.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions and realizations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the board of directors (the "Board") of the Company aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 20 December 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

DISCLOSEABLE AND CONNECTED TRANSACTION
Disposal of a Subsidiary

On 29 December 2004, the Company entered into the Agreement, pursuant to which the Company has agreed to dispose of 20% and 40%, respectively, of the equity interest in Beijing Silicon Innovation to Beida Yu Huan and Zhang Tian Yi, an independent third party not connected persons (within the meanings in the GEM Listing Rules) at a cash consideration of RMB1,200,000 (approximately HK$1,132,076) and RMB2,400,000 (approximately HK$2,264,150), respectively.

Beida Yu Huan is one of the promoters of the Company. Thus, Beida Yu Huan is a connected person of the Company under the GEM Lisiting Rules.

The disposal of the Company's entire 60% equity interest of RMB3,600,000 (approximately HK$3,396,226) constitutes a discloseable transaction under Chapter 19 of the GEM Listing Rules and the disposal of 20% equity interest to Beida Yu Huan of RMB1,200,000 (approximately HK$1,132,076) constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. As the Percentage Ratios (where applicable) under the disposal of 20% equity interest to Beida Yu Huan exceeds 2.5% but less than 25% and the consideration is less than HK$10,000,000, no independent shareholders' approval is required in respect of the Agreement pursuant to Rule 20.32 of the GEM Listing Rules but subject to reporting and announcement requirements set out in Rules 20.45 to 20.47 of GEM Listing Rules. As the disposal of the Company's entire 60% equity interest constitutes a discloseable transaction of the Company pursuant to Chapter 19 of the GEM Listing Rules, a circular containing details of the transaction will be dispatched to the shareholders of the Company within 21 days after the publication of this announcement.

The Directors announce that on 29 December 2004, the Company entered into the Agreement, pursuant to which the Company has agreed to dispose of 20% and 40%, respectively, of the equity interest in Beijing Silicon Innovation to Beida Yu Huan and Zhang Tian Yi, an independent third party not connected persons (as defined in the GEM Listing Rules) at a cash consideration of RMB1,200,000 (approximately HK$1,132,076) and RMB2,400,000 (approximately HK$2,264,150), respectively. The disposal recorded a gain of approximately RMB1.2 million (approximately HK$1.1 million) after deducting the total considerations of RMB3.6 million (approximately HK$3.4 million) by the carrying value of the Group's interest in Beijing Silicon Innovation as at 30 November 2004 of RMB2.4 million (approximately HK$2.3 million). The Agreement has been effective and completed on 29 December 2004.

Information on Beijing Silicon Innovation

Beijing Silicon Innovation is company established in the PRC in August 2002 and is 60% directly owned by the Company and 40% owned by Beijing Yi Dian Investment Co., Ltd., an independent third party not connected persons (as defined in the GEM Listing Rules). Beijing Silicon Innovation is principally engaged in research, development, production and sale of the security integrated circuits business.

Based on the management accounts of Beijing Silicon Innovation, the unaudited turnover for the period ended 31 December 2002 and year ended 31 December 2003 was RMB3,372,621 (approximately HK$3,181,718)and RMB21,387,652 (approximately HK$20,177,030), respectively; the unaudited loss before and after tax for the period ended 31 December 2002 and year ended 31 December 2003 was RMB1,312,518 (approximately HK$1,238,225) and RMB2,473,657 (approximately HK$2,333,639), respectively; and the unaudited net tangible assets as at 30 November 2004 was RMB3,910,282 (approximately HK$3,688,945).

Consideration

The total considerations of the Agreement of RMB3,600,000 (approximately HK$3,396,226) are determined on an arm's length basis and with reference to the valuation of 100% equity interest of Beijing Silicon Innovation at RMB6,143,500 (approximately HK$5,795,755) as of 30 November 2004 by an independent qualified PRC valuer (北京文信會計師事務所有限公司). The total considerations are payable to the Company in cash by two instalments. The first instalment of 80% of the total consideration is payable within three days from 29 December 2004, the effective date of the Agreement after the approval from the equity owners' meeting of Beijing Silicon Innovation was granted, whereas the second instalment of 20% of the total consideration is payable within three days from the finalization of the necessary ownership transfer procedures with the relevant PRC governmental authorities. Effective from 29 December 2004, Beijing Silicon Innovation will cease to be a subsidiary of the Company and will no longer be consolidated in the accounts of the Group. The proceeds from the disposal will be used for general working capital purpose.

Discloseable and Connected transaction

Beida Yu Huan is one of the promoters of the Company. Thus, Beida Yu Huan is a connected person of the Company under the GEM Lisiting Rules and the conclusion of the Agreement which includes the the disposal of 20% equity interest to Beida Yu Huan of RMB1,200,000 (approximately HK$1,132,076) constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. As the Percentage Ratios (where applicable) under the Disposal exceeds 2.5% but less than 25% and the consideration is less than HK$10,000,000, no independent shareholders' approval is required in respect of the Agreement pursuant to Rule 20.32 of the GEM Listing Rules but subject to reporting and

announcement requirements set out in Rules 20.45 to 20.47 of GEM Listing Rules. As the disposal of the Company's entire 60% equity interest of RMB3,600,000 (approximately HK$3,396,226) constitutes a discloseable transaction of the Company pursuant to Chapter 19 of the GEM Listing Rules, a circular containing details of the transaction will be dispatched to the shareholders of the Company within 21 days after the publication of this announcement.

The Directors, including the independent non-executive directors, consider that the Agreement is entered into on normal commercial terms and is fair and reasonable and in the interests of the Company so far as the shareholders of the Company are concerned.

Reasons for the disposal

Beijing Silicon Innovation was set up in August 2002 and its operating results were below the Directors' expectation. In order to streamline the Company's operations and control costs, the Directors consider the disposal of the Company's entire 60% equity interest in Beijing Silicon Innovation is an appropriate measure to improve resources utilization.

Information on the Group

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system applications, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreement"	the agreement entered into among the Company, Beida Yu Huan and Zhang Tian Yi for the disposal of 20% and 40%, respectively, of the Company's equity interest in Beijing Silicon Innovation to Beida Yu Huan and Zhang Tian Yi, respectively
"Beida Yu Huan"	Beijing Beida Yu Huan Microelectronics System Engineering Company, a stated-owned enterprise established in the PRC
"Beijing Silicon Innovation"	Beijing Beida Jade Bird Silicon Innovation Company Limited, a limited liability company incorporated in the PRC
"Board"	the board of Directors of the Company
"Directors"	the directors of the Company
"GEM"	the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of the Hong Kong Special Administrative Region
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

Conversion of RMB to HK$ is based on the exchange rate of RMB1.06 = HK$1.00

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 December 2004

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular appears for information purposes only and does not constitute an invitation, purchase or subscription for the securities.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your H Shares in **Beijing Beida Jade Bird Universal Sci-Tech Company Limited** (the "Company"), you should at once hand this circular to the purchaser or the transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF A SUBSIDIARY

20 January 2005

CHARACTERISTICS OF GEM OF THE STOCK EXCHANGE

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Agreement"	the agreement dated 29 December 2004 entered into among the Company, Beida Yu Huan and Mr. Zhang Tian Yi in relation to the Disposals
"Beida Yu Huan"	北京市北大宇環微電子系統工程公司 (Beijing Beida Yu Huan Microelectronics System Engineering Company), a stated-owned enterprise established in the PRC and a promoter of the Company
"Beijing Silicon Innovation"	北京北大青鳥集成電路有限公司 (Beijing Beida Jade Bird Silicon Innovation Company Limited), a limited liability company incorporated in the PRC
"Board"	the board of Directors
"Company"	北京北大青鳥環宇科技股份有限公司(Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM
"Directors"	the directors of the Company
"Disposals"	the disposal of 20% and 40% of the Company's equity interest in Beijing Silicon Innovation to Beida Yu Huan and Mr. Zhang Tian Yi respectively
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.10 each and which are listed on GEM
"Latest Practicable Date"	19 January 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

"PRC"	the People's Republic of China
"Promoter Shares"	ordinary shares issued by the Company with a nominal value of RMB0.10 each, which are subscribed for by the promoters of the Company
"Shares"	H Shares and Promoter Shares
"Shareholders"	the holders of H Shares and Promoter Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

Unless the context requires otherwise, translation of RMB into HK$ is made in this circular, for illustration purpose only, at the rate of RMB1.06 = HK$1.00.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Mr. Xu Zhen Dong *(Chairman)*
Mr. Xu Zhi Xiang
Mr. Zhang Wan Zhong

Non-Executive Directors:
Mr. Lo Lin Shing, Simon
Mr. Liu Yong Jin
Mr. Hao Yi Long
Mr. Wu Min Sheng
Mr. Li Li Xin

Independent Non-Executive Directors:
Mr. Wang Chao Yong
Professor Nan Xiang Hao
Professor Chin Man Chung, Ambrose

Legal Address:
Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC:
3rd Floor, Beida Jade
Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong:
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

20 January 2005

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF A SUBSIDIARY

THE DISPOSALS

On 29 December 2004, the Company entered into the Agreement, pursuant to which the Company has agreed to dispose of 20% and 40% of the equity interest in Beijing Silicon Innovation to Beida Yu Huan and Mr. Zhang Tian Yi respectively at a cash consideration of RMB1,200,000 (approximately HK$1,132,076) and RMB2.400,000 (approximately HK$2,264,150) respectively.

Beida Yu Huan is one of the promoters of the Company and accordingly is a connected person of the Company pursuant to the GEM Lisiting Rules.

To the Directors' best knowledge, information and belief having made all reasonable enquiry, Mr. Zhang Tian Yi is a third party independent of the Company and connected persons (as defined in the GEM Listing Rules) of the Company.

TOTAL CONSIDERATION OF THE DISPOSALS

The total consideration of the Disposals amounted to RMB3,600,000 (approximately HK$3,396,226) is determined on an arm's length basis and with reference to the valuation of 100% equity interest in Beijing Silicon Innovation being RMB6,143,500 (approximately HK$5,795,755) as at 30 November 2004 conducted by an independent qualified PRC valuer, 北京文信會計師事務所有限公司 (Beijing Wenxin Accounting Company Limited) (the "PRC Valuer"). Based on the unaudited management accounts of Beijing Silicon Innovation, the net assets of Beijing Silicon Innovation as at 30 November 2004 was approximately RMB3,910,200 (approximately HK$3,688,868). The difference in the net assets of Beijing Silicon Innovation between the book amount and the valuation amount was mainly due to the fact that the PRC Valuer, in valuing the net assets of Beijing Silicon Innovation, did not take into consideration the excessive governmental subsidies in the amount of approximately RMB2 million (approximately HK$1,887,000 million), which were stated as liabilities in the accounts of Beijing Silicon Innovation. Based on the Company's understanding, the PRC Valuer was of the view that given a formal application for approval for not requiring the return of the subsidies had been filed and the granting of such approval was of procedural nature, the PRC valuer decided to exclude such amount of liabilities in the valuation.

The total considerations are payable to the Company in cash by two instalments. The first instalment of 80% of the total considerations is payable within three days from 29 December 2004, the effective date of the Agreement after the approval from the equity owners' meeting of Beijing Silicon Innovation was granted, whereas the second instalment of 20% of the total consideration is payable within three days from the finalization of the necessary ownership transfer procedures with the relevant PRC governmental authorities.

Upon completion of the Disposals on 29 December 2004, the Company ceased to have any interests in Beijing Silicon Innovation and Beijing Silicon Innovation will no longer be consolidated in the accounts of the Group.

FINANCIAL EFFECTS OF THE DISPOSALS ON THE GROUP

The Agreement has been effective and completed on 29 December 2004. Upon completion of the Disposals, the Group is expected to record a gain on the Disposals amounting to approximately RMB1,200,000 (approximately HK$1,132,075) after deducting the carrying value of the Group's interest in Beijing Silicon Innovation as at 30 November 2004 of approximately RMB2,400,000 (approximately HK$2,264,150) from the total considerations of the Disposals of RMB3,600,000 (approximately HK$3,396,226), which gain is subject to adjustment and review by the auditors of the Company. Also, the net asset value of the Group is expected to be increased with reference to the unaudited net asset value of Beijing Silicon Innovation as at 30 November 2004.

REASONS FOR THE DISPOSALS AND USE OF PROCEEDS

Beijing Silicon Innovation was set up in August 2002 and its operating results were below the Directors' expectation. In order to streamline the Company's operations and control costs, the Directors consider the disposal of the Company's entire 60% equity interest in Beijing Silicon Innovation is an appropriate measure to improve the resources utilization of the Company. The proceeds from the Disposals will be used for the general working capital of the Company.

CHAPTER 19 AND CHAPTER 20 OF THE GEM LISTING RULES

Pursuant to the Agreement, the Company has agreed to dispose of 20% and 40% of the equity interest in Beijing Silicon Innovation to Beida Yu Huan and Mr. Zhang Tian Yi respectively at a cash consideration of RMB1,200,000 (approximately HK$1,132,076) and RMB2,400,000 (approximately HK$2,264,150) respectively.

Given the fact that Beida Yu Huan is one of the promoters of the Company and accordingly a connected person of the Company pursuant to the GEM Lisiting Rules, the conclusion of the Agreement which includes the disposal of the Company's 20% equity interest in Beijing Silicon Innovation to Beida Yu Huan constitutes a connected transaction of the Company under Chapter 20 of the GEM Listing Rules. As the Agreement is entered into on normal commercial terms where each of the percentage ratios (other than the profit ratio) under Rule 19.08 of the GEM Listing Rules is less than 25% and the total considerations of the Disposals are less than HK$10,000,000, the conclusion of the Agreement is exempt from the independent Shareholders' approval requirement pursuant to Rule 20.32 of the GEM Listing Rules but subject to the reporting and announcement requirements set out in Rules 20.45 to 20.47 of the GEM Listing Rules.

Besides, as the revenue ratio of the Disposals is more than 5% but less than 25%, the Disposals constitute a discloseable transaction of the Company pursuant to Chapter 19 of the GEM Listing Rules.

The Directors, including the independent non-executive directors, consider that the Agreement is entered into on normal commercial terms and is fair and reasonable and in the interests of the Company so far as the Shareholders are concerned.

INFORMATION OF THE GROUP

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, global positioning system applications, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

INFORMATION OF BEIJING SILICON INNOVATION

Beijing Silicon Innovation is a company established in the PRC in August 2002 and is owned as to 60% by the Company and as to 40% by Beijing Yi Dian Investment Co., Ltd., which is a third party

independent of the Company and connected persons (as defined in the GEM Listing Rules) of the Company. Beijing Silicon Innovation is principally engaged in research, development, production and sale of the security integrated circuits business.

Based on the management accounts of Beijing Silicon Innovation, the unaudited turnover for the period ended 31 December 2002 and year ended 31 December 2003 was RMB3,372,621 (approximately HK$3,181,718) and RMB21,387,652 (approximately HK$20,177,030) respectively; the unaudited loss before and after tax for the period ended 31 December 2002 and year ended 31 December 2003 was RMB1,312,518 (approximately HK$1,238,225) and RMB2,473,657 (approximately HK$2,333,639) respectively; the unaudited net asset value as at 31 December 2002 and 31 December 2003 was RMB8,687,482 (approximately HK$8,195,738) and RMB6,213,825 (approximately HK$5,862,099) respectively and the unaudited net asset value as at 30 November 2004 was RMB3,910,282 (approximately HK$3,688,945).

For the period ended 31 December 2002 and the year ended 31 December 2003, Beijing Silicon Innovation had four months and a full year of operation respectively. Also, Beijing Silicon Innovation had been loss making since its establishment in August 2002 due to substantial set up expenses which were incurred mainly in the first few years of its operation. Given the above, although the turnover in 2003 was substantially increased, the net loss had also increased.

INFORMATION OF BEIDA YU HUAN

Beida Yu Huan is a state-owned enterprise established by the Institute of Microelectronics of Peking University on 1 February, 1993. It is principally engaged in the research, design and development of application specific integrated circuit and the development of advanced microelectronic instruments for integrated circuit measurement. It is a promoter of the Company.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the appendix to this circular.

Yours faithfully,
By Order of the Board
Xu Zhen Dong
Chairman

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are found on bases and assumptions that are fair and reasonable.

2. DISCLOSURE OF INTERESTS

(a) Interests and short positions of the Directors, chief executive and supervisors of the Company in the total issued Promoter Shares and its associated corporations

As at the Latest Practicable Date, the interests (including interests in shares and short positions) of the Directors, chief executive or supervisors of the Company in the Promoter Shares of the issued share capital of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, will be as follows:

Long positions:

	Note	Number of Shares held	Approximate % of the Company's total number of issued Promoter Shares	Approximate % of the Company's total issued share capital
Name of Director				
Mr. Xu Zhen Dong	(a)	220,000,000	31.43%	18.57%
Mr. Xu Zhi Xiang	(a)	220,000,000	31.43%	18.57%
Mr. Zhang Wan Zhong	(a)	220,000,000	31.43%	18.57%
Mr. Liu Yong Jin	(a)	220,000,000	31.43%	18.57%
Mr. Wu Min Sheng	(a)	220,000,000	31.43%	18.57%

	Note	Number of Shares held	Approximate % of the Company's total number of issued Promoter Shares	Approximate % of the Company's total issued share capital
Name of supervisor of the Company				
Mr. Zhang Yong Li	(a)	220,000,000	31.43%	18.57%
Ms. Dong Xiao Qing	(a)	220,000,000	31.43%	18.57%

Note:

(a) The above Directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 Promoter Shares which Dynamic Win Assets Limited is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Saved as disclosed above, none of the Directors and supervisors of the Company had registered an interest or short position in the Shares or underlying Shares or any of the Company's associated corporations that was required to be recorded pursuant to Divisions 7 and 8 of Part XV of the SFO, or pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 to 5.67 of the GEM Listing Rules.

(b) Interests in share options

As at the Latest Practicable Date, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5 July 2000.

3. DIRECTORS' SERVICE CONTRACTS

Except for Mr. Wang Chao Yong whose contract commencement date is 17 December 2004, each of the Directors has entered into a service contract with the Company for a term of three years commencing from 25 June 2003.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the persons other than a Director or chief executive or supervisor of the Company who have interests or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO are as follows:

Long positions:

Name	*Note*	Capacity and nature of interest	Number of ordinary Shares held	Approximate % of the Company's total number of issued Promoter Shares	Approximate % of the Company's issued share capital
Peking University	(a)	Through controlled corporations	310,000,000	44.28%	26.16%
Beijing Beida Yu Huan Microelectronics System Engineering Company	(a)	Directly beneficially owned	85,000,000	12.14%	7.17%
Beijing Beida Jade Bird Software System Company	(a)	Directly beneficially owned	110,000,000	15.71%	9.28%
Beijing Beida Jade Bird Limited	(a)	Directly beneficially owned	40,000,000	5.71%	3.38%
Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	(a)	Directly beneficially owned	75,000,000	10.71%	6.33%
Heng Huat Investments Limited	(b)	Through a controlled corporation	220,000,000	31.43%	18.57%
Dynamic Win Assets Limited	(b)	Directly beneficially owned	220,000,000	31.43%	18.57%
New World CyberBase Limited	(c)	Through a controlled corporation	70,000,000	10.00%	5.91%
New View Venture Limited	(c)	Directly beneficially owned	70,000,000	10.00%	5.91%
Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14%	4.22%

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 Promoter Shares (representing approximately 7.17% of the Company's total share capital) held by Beida Yu Huan, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 Promoter Shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Co. (北京市北大青鳥軟件系統公司), which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 Promoter Shares (representing approximately 3.38% of the Company's total share capital) held by Beijing Beida Jade Bird Limited (北京北大青鳥有限責任公司), which is approximately 46% owned by Peking University; and

(iv) 75,000,000 Promoter Shares (representing approximately 6.33% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited (北京天橋北大青鳥科技股份有限公司), the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The Shares are held by Dynamic Win Assets Limited, which is 93.37% owned by Heng Huat Investments Limited.

(c) The Shares are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the Directors and supervisors of the Company, whose interests are set out in the previous paragraphs, had registered an interest or short position in the Shares or underlying Shares that was required to be recorded pursuant to section 336 of the SFO.

5. COMPETING INTERESTS

None of the Directors, the management shareholders of the Company or any of their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

6. LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

7. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material change in the financial or trading position or prospects of the Group since 31 December 2003, the date to which the latest published audited accounts of the Group were made up.

8. GENERAL

(a) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

(b) The principal place of business of the Company in the PRC is at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, the PRC.

(c) The place of business of the Company in Hong Kong is at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong.

(d) The share register and transfer office of the Company is Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The compliance officer of the Company is Mr. Zhang Wan Zhong ("Mr. Zhang"). Mr. Zhang graduated from Peking University with a master degree in science. Mr. Zhang held various positions in the administrative arm of Peking University.

(f) The qualified accountant and company secretary of the Company is Mr. Wong Tak Chuen, who is a fellow member of each of The Association of Chartered Certified Accountants in the United Kingdom and The Hong Kong Institute of Certified Public Accountants.

(g) The Company has established an audit committee on 5 July 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has three members, namely the three independent non-executive Directors, Mr. Wang Chao Yong ("Mr. Wang"), Professor Chin Man Chung, Ambrose ("Prof. Chin") and Professor Nan Xiang Hao ("Prof. Nan"). Mr. Wang holds a Master of Business Administration degree from Rutgers University in the United States of America and is currently the founding partner and chief executive officer of China Equity Investment Company in the PRC. Prof. Chin holds a master degree in literature from the Peking University and is currently a professor of the Faculty of History of the Fudan University. Prof. Nan is currently a part-time professor in the graduate school of University of Science & Technology of China. Prof. Nan was awarded various science award such as 國家科技進步二等獎 (the Second Prize of State Technological Achievement).

(h) Save as disclosed in this circular, none of the Directors is, directly or indirectly, interested in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2003, the date to which the latest published audited accounts of the Company were made up.

(i) Save as disclosed in this circular, there is no other contract or arrangement subsisting at the date of this circular in which a Director is materially interested and which is significant in relation to the business of the Group.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong during normal business hours up to and including 4 February 2005:

(a) the service contracts entered into with each of the Directors mentioned under paragraph 3 above; and

(b) the Agreement.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

ANNOUNCEMENT

The board of directors (the "Board") of the Company hereby announces that a meeting of the Board will be held at Room 301, Beida Jade Bird Building, No.207 Chengfu Road, Haidian District, Beijing, PRC on Wednesday, 30 March 2005 at 4:00 p.m. for the following purposes:-

1. To approve the audited consolidated financial statements of the Company and its subsidiaries and the Report of the Directors for the year ended 31 December 2004;
2. To consider the payment of a final dividend, if any;
3. To consider the closure of the Register of Members, if necessary;
4. To approve the annual results announcement of the Company for the year ended 31 December 2004 to be published on the GEM website;
5. To consider the contents of the 2004 Annual Report of the Company;
6. To convene the Annual General Meeting of the Company; and
7. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 15 March 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

KKK

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

MAJOR AND CONNECTED TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF 44% EQUITY INTEREST IN BEIJING CHENGJIAN DONGHUA REAL ESTATE DEVELOPMENT COMPANY LIMITED

Financial adviser to Beijing Beida Jade Bird Universal Sci-Tech Company Limited

TAI FOOK 大福融資有限公司
TAI FOOK CAPITAL LIMITED

The Board is pleased to announce that on 24 March 2005, the Company and the Vendor entered into the Share Transfer Agreement pursuant to which the Vendor conditionally agreed to sell and the Company conditionally agreed to purchase the Sale Shares, representing 44% of the registered capital of Donghua, and the Sale Loan for an aggregate cash consideration of RMB314.19 million (approximately HK$296.4 million). The consideration, which was agreed between the parties with reference to the acquisition cost of the Sale Shares paid by the Vendor and the book value of the Shareholders' Loan, has been fully paid in cash from the Group's internal resources.

The only major asset of Donghua is the Land, which is located at Dong Zhi Men Wai, Dongcheng District, Beijing (北京市東城區東直門外) and has a site area of about 143,000 m^2. The indicative valuation of the Land as at 28 February 2005 as valued by Chesterton Petty Ltd, an independent valuer, was about RMB3,500 million (approximately HK$3,300 million). Planning approvals have been given for the development of the Land into a transportation terminal for high-speed trains linking the city and the airport and other transports and a large-scale commercial and residential complex having a total gross floor area of about 729,000 m^2. Construction of the project, which is one of the large-scale projects relating to the Olympic Games in Beijing in 2008, is expected to be completed by end of 2007.

The Vendor is one of the promoters of the Company. Both the asset ratio and the consideration ratio for the Acquisition exceed 25% but are below 100%. Pursuant to Rule 20.13(1)(a) and Rule 19.08 of the GEM Listing Rules, the Acquisition constitutes a major and connected transaction of the Company and is subject to approval by the Independent Shareholders, voting by way of poll, at the SGM.

A circular containing, among other things, details of the Share Transfer Agreement, a valuation report of the Land, a letter of advice from an independent financial adviser and a recommendation of the Independent Board Committee, together with a notice convening the SGM will be despatched to the Shareholders as soon as practicable. The circular will be despatched to the Shareholders at the same time as (or before) the Company gives notice of the SGM.

Shareholders and potential investors should note that Completion, which is subject to approval by the Independent Shareholders and other conditions, may or may not take place. Shareholders and potential investors are advised to exercise caution when dealing in the H Shares.

The Board is pleased to announce that on 24 March 2005, the Company and the Vendor entered into the Share Transfer Agreement pursuant to which the Vendor conditionally agreed to sell and the Company conditionally agreed to purchase the Sale Shares, representing 44% of the registered capital of Donghua, and the Sale Loan for an aggregate cash consideration of RMB314.19 million (approximately HK$296.4 million).

THE SHARE TRANSFER AGREEMENT

Date

24 March 2005

Parties

Purchaser : The Company

Vendor : Beijing Beida Jade Bird Limited

The Vendor is one of the promoters of the Company and is therefore a connected person of the Company. As at the date of this announcement, the Vendor and its associates collectively hold approximately 26.16% of the total issued share capital of the Company.

The principal business of the Vendor is high technology and telecommunications related businesses, which include business activities relating to or investments in software, microelectronics, system integration, telecommunications, network operation, education and real estate etc.

Assets to be acquired

44% of the registered capital of Donghua and 44% of the Shareholders' Loan.

Consideration

The consideration for the Sale Shares is RMB252.59 million (approximately HK$238.3 million) and the consideration for the Sale Loan is RMB61.6 million (approximately HK$58.1 million).

The consideration for the Sale Shares has been agreed between the parties by making reference to the acquisition cost of the Vendor. On 23 March 2005, the Vendor entered into an agreement with Dongcheng Residential Centre, which is under the supervision of Dongcheng District of the Beijing Muncipal Government, pursuant to which the Vendor agreed to acquire from Dongcheng Residential Centre 54% of the registered capital of Donghua for an aggregate cash consideration of RMB310 million (approximately HK$292.5 million). The acquisition cost of the Sale Shares to the Vendor is therefore RMB252.59 million (approximately HK$238.3 million).

The consideration for the Sale Loan has been agreed between the parties by making reference to the book value of the Shareholders' Loan of RMB140 million (approximately HK$132.1 million) and is equal to 44% of such book value.

Pursuant to the Share Transfer Agreement, the consideration for the Sale Shares and the Sale Loan shall be fully satisfied in cash upon signing of the Share Transfer Agreement, which amount shall be fully refunded to the Company, without interest, if the conditions of the Share Transfer Agreement cannot be fulfilled or are not waived by the Company and Completion does not take place.

To secure the right to participate in the Project via the Vendor, the Company has paid, as at the date of this announcement, as earnest money an amount of about RMB320 million (approximately HK$301.9 million) to Dongcheng Residential Centre via the Vendor in respect of the Sale Shares. An amount of RMB314.19 million (approximately HK$296.4 million) of the earnest money has been applied by the Vendor as full payment for the consideration of the Acquisition. The remaining balance of the earnest money over the aggregate consideration for the Acquisition will be repaid to the Company within 10 business days from the date of the Share Transfer Agreement.

The earnest money and hence the consideration has been paid by the Company from its internal cash resources.

Conditions

Completion is conditional upon the following conditions:

1. completion of the acquisition of 54% of the registered capital of Donghua by the Vendor from Dongcheng Residential Centre;

2. due execution of the Share Transfer Agreement by the authorised signatory of the Company and the Vendor;

3. approval of the transfer of the Sale Shares to the Company by the shareholders of Donghua;

4. approval by the shareholders of the Vendor of the Share Transfer Agreement and the transactions contemplated therein;

5. approval by the Independent Shareholders of the Share Transfer Agreement and the transactions contemplated therein at the SGM;

6. all necessary approvals and permissions from the relevant government and/or regulatory authorities to give effect to the transactions contemplated under the Share Transfer Agreement being obtained, including but not limited to, the amendment of the articles of association and business licence of Donghua to reflect the change in its shareholders;

7. the fair market value of the Land as valued by an independent qualified valuer is not less than RMB3,500 million;

8. a bank loan of not less than RMB2 billion has been obtained by Donghua to partially finance the Project; and

9. the Company being satisfied with its due diligence review of the legal and financial affairs of Donghua.

If any of the above conditions is not fulfilled or waived by the Company within 180 days from the date of the Share Transfer Agreement (or such later date as the parties may agree), the Share Transfer Agreement shall terminate.

Subject to fulfillment (or waiver) of the above conditions (other than conditions 1 to 5 above which cannot be waived) within 180 days from the date of the Share Transfer Agreement on or before 20 September 2005 (or such other date as the parties may agree), Completion shall take place on the 20th business day after all the conditions have either been fulfilled or waived or at such other time as the parties shall agree. It is currently expected that Completion shall take place on or before 31 July 2005.

INFORMATION OF DONGHUA

Donghua was incorporated with limited liability in the PRC on 29 March 2000 and has a registered capital of RMB50 million (approximately HK$47.2 million), which amount has been fully paid up. The principal business of Donghua is property development in the PRC.

As at the date of this announcement, the only major asset of Donghua is the Land. The Land is located at Dong Zhi Men Wai, Dongcheng District, Beijing (北京市東城區東直門外) and has a site area of about 143,000 m^2. The indicative valuation of the Land as at 28 February 2005 as valued by Chesterton Petty Ltd, an independent valuer, was about RMB3,500 million (approximately HK$3,300 million). Planning approvals has been given for the development of the Land into a transportation terminal for high-speed trains linking the city and the airport and other transports and a large-scale commercial and residential complex (the "Project").

Based on the current development plan, the Project will comprise the following structures:

Structure	**Description**	**Gross floor area (m^2)**
Transportation terminal *(Note)*	Transportation terminal for high-speed trains linking the city and the airport (with flight check-in services) and interchange station for city subway and long distance buses	82,000
Hotel and service apartments	A complex comprising a 5-star or above deluxe hotel and about 400 serviced apartments	95,000
Office towers	2 high-rise grade-A office buildings with facilities for holding exhibitions and conferences	160,000
Mid-rise commercial blocks	A number of mid-rise commercial blocks	116,000
Commercial cum residential blocks	2 commercial cum residential blocks targeted at foreign trade companies, multi-national companies etc	276,000
		729,000

Note: Pursuant to the approved development plans, ownership of the transportation terminal belongs to the Beijing Municipal Government

As at the date of this announcement, demolition of the old buildings on the site, relocation of the original residents and tenants and leveling works of the Land have been completed. The foundation and piling works for the transportation terminal has been done. Construction of the transportation terminal, the hotel, the office towers and the various buildings has not yet commenced. According to the current plan, construction of the Project will be completed by end of 2007. Total development cost of the Project (including the expenses at the initial stage and the land cost) is estimated to be about RMB6 billion (approximately HK$5.7 billion). As at the date of this announcement, the shareholders of Donghua have invested an aggregate amount of RMB190 million (approximately HK$179 million) in Donghua by way of registered capital and shareholders' loans. Donghua is in the process of securing a bank loan of not less than RMB2 billion (approximately HK$1.9 billion) from a PRC bank to partially finance the Project. The balance of the development cost is expected to be financed by the proceeds from the pre-sale of the commercial units. At present, the Company does not expect to make any financial contribution to Donghua in relation to the development cost of the Project after Completion.

The financial position and the results of Donghua for the two years ended 31 December 2004, as extracted from its audited financial statements prepared under accounting principles generally accepted in the PRC, are summarised below:

	For the year ended 31 December 2004 *RMB million*	**For the year ended 31 December 2003** *RMB million (Note)*
Net profit/(loss) before taxation	(13.2)	213.4
Net profit/(loss) after taxation	(13.2)	142.7

	As at 31 December 2004 *RMB million*	**As at 31 December 2003** *RMB million (Note)*
Net assets	16.8	193.3

Note:

The figures for 2003 are extracted from the audited financial statements of Donghua for the year ended 31 December 2003. As explained in the audited financial statements of Donghua for the year ended 31 December 2004, the PRC auditors have made some prior year adjustments. Taking into account such prior year adjustments made by the PRC auditors, Donghua recorded a loss before and after taxation of approximately RMB15.8 million for the year ended 31 December 2003 and had net assets of approximately RMB30.0 million as at 31 December 2003.

Upon Completion, the Company will be interested in 44% of the equity interest of Donghua and Donghua will become an associated company of the Company. Accordingly, the results of Donghua will be equity accounted for in the Company's accounts so long as Donghua remains as an associated company of the Company.

SHAREHOLDING STRUCTURE OF DONGHUA

The following table shows the shareholding structure of Donghua as at the date of this announcement and immediately after Completion (assuming no other changes to the shareholding structure of Donghua from the date of this announcement to the date of Completion, other than pursuant to the transaction contemplated by the Share Transfer Agreement):

Shareholder	As at the date of this announcement	Immediately after Completion
The Company	0%	44.0%
Dongcheng Residential Centre *(Note 1&2)*	64.0%	10.0%
The Vendor	4.5%	14.5%
Hainan Jinghao Company *(Note 3)*	31.5%	31.5%
	100.0%	100.0%

Notes:

1. Dongcheng Residential Centre is under the supervision of the Dongcheng District of the Beijing Municipal Government and is an independent party not connected with the Company and connected persons of the Company

2. Pursuant to the transfer agreement dated 23 March 2005 entered into between the Vendor and Dongcheng Residential Centre, the Vendor agreed to acquire and Dongcheng Residential Centre agreed to sell 54% equity interest in Donghua which sale and purchase has not yet been completed as at the date of this announcement

3. Hainan Jinghao Company is owned as to 80% by Beijing Beida Education Investment Co., Ltd, and 20% by Hainan Beida Jade Bird Software Company Limited. Beijing Beida Education Investment Co., Ltd, and Hainan Beida Jade Bird Software Company Limited are associates of the Vendor

REASONS FOR AND THE BENEFITS OF THE ACQUISITION

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products. To diversify and enhance the Group's long-term earnings base, the Directors consider it appropriate to invest in other projects in the PRC, particularly in areas in which the Group is familiar with. Given the fact that the Group is headquartered in Beijing and the Directors' believing in the potential of the property sector of Beijing, the Directors consider investing in property-related projects in Beijing fit the Group's investment strategy.

The Directors consider that the Project, which is located in Beijing and is one of the major large-scale projects relating to the Olympic Games in Beijing in 2008, offers tremendous investment potential. The Directors are optimistic about the mass usage of the transportation terminal of the Project, which will only take about 8 minutes to be traveled from the Beijing Capital Airport (via high-speed train). The transportation terminal will also be the major transportation interchange for city subway and long distance buses, will be easily accessible and is expected to command a high-volume traffic of passengers. The Directors also consider that the hotel, residential units and office buildings of the Project will be of great demand as it is located at a prime location which will be constructed with adequate transport facilities. Besides, high standard hotel and office units are generally lacked in the Dongcheng region where the Project is located. With the Olympic Games in Beijing in 2008, the Directors expect that the economic condition of Beijing including the property sector will continue to prosper in the next few years. The Directors believe that the Group, through its participation in the Project, will be able to capture part of the economic growth of Beijing in the next few years and generate attractive returns to the Shareholders.

The Board considers that the terms of the Share Transfer Agreement are fair and reasonable having regard to the consideration for the Acquisition which is determined with reference to the investment cost paid by the Vendor and the indicative valuation of the Land and are in the interest of the Group and the Shareholders as a whole.

GENERAL

The Vendor is one of the promoters of the Company. Both the asset ratio and the consideration ratio for the Acquisition exceed 25% but are below 100%. Pursuant to Rule 20.13(1)(a) and Rule 19.08 of the GEM Listing Rules, the Acquisition constitutes a major and connected transaction of the Company and is subject to approval by the Independent Shareholders at the SGM. The Vendor and its associates, which collectively hold approximately 26.16% of the total issued share capital of the Company, will abstain from voting on the resolution to approve the Share Transfer Agreement and the transactions contemplated therein and any vote exercised by Independent Shareholders at the SGM shall be taken by poll..

An Independent Board Committee will be established to advise the Independent Shareholders in respect of the terms of the Share Transfer Agreement and an independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders.

A circular containing, among other things, details of the Share Transfer Agreement, a valuation report of the Land, a letter of advice from an independent financial adviser and a recommendation of the Independent Board Committee, together with a notice convening the SGM will be despatched to the Shareholders as soon as practicable. The circular will be despatched to the Shareholders at the same time as (or before) the Company gives notice of the SGM.

Shareholders and potential investors should note that Completion, which is subject to approval by the Independent Shareholders and other conditions, may or may not take place. Shareholders and potential investors are advised to exercise caution when dealing in the H Shares.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Acquisition"	the proposed acquisition of the Sale Shares, representing 44% equity interest in Donghua, and the Sale Loan by the Company from the Vendor pursuant to the Share Transfer Agreement
"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Board"	the board of Directors
"Company"	北京北大青鳥環宇科技股份有限公司(Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM
"Completion"	completion of the Acquisition in accordance with the terms of the Share Transfer Agreement
"connected person(s)"	has the meaning ascribed to it under the GEM Listing Rules
"Directors"	directors of the Company
"Dongcheng Residential Centre"	北京市東城區住宅發展中心(Beijing Dongcheng Residential Centre) which is under the supervision of Dongcheng District of the Beijing Muncipal Government
"Donghua"	北京城建東華房地產開發有限責任公司 (Beijing Chengjian Donghua Real Estate Development Company Limited), a company incorporated with limited liability in the PRC
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.1 each and which are listed on GEM and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the committee of Directors to be established to advise the Independent Shareholders in respect of the terms of the Share Transfer Agreement
"Independent Shareholders"	Shareholders other than the Vendor and its associates

"Land"	a parcel of land with a site area of about 143,000 m^2 located at Dong Zhi Men Wai, Dongcheng District, Beijing (北京市東城區東直門外)
"m^2"	square metres
"PRC"	People's Republic of China
"RMB"	Reminbi, the lawful currency of the PRC
"Sale Loan"	44% of the Shareholders' Loan to be assigned to the Company pursuant to the Share Transfer Agreement
"Sale Shares"	44% of the registered capital of Donghua to be acquired by the Company pursuant to the Share Transfer Agreement
"SGM"	the special general meeting of the Company to be convened for the purpose of approving the Share Transfer Agreement and the transactions contemplated therein by the Independent Shareholders
"Share Transfer Agreement"	the conditional share transfer agreement dated 24 March 2005 and entered into between the Vendor and the Company in relation to the Acquisition
"Shareholders"	shareholders of the Company
"Shareholders' Loan"	the loans owing by Donghua to its shareholders in the aggregate amount of RMB140 million (approximately HK$132.1 million)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	北京北大青鳥有限責任公司 (Beijing Beida Jade Bird Limited), a company incorporated with limited liability in the PRC and a promoter of the Company

Unless otherwise specified in this announcement and for the purpose of illustration only, RMB is translated to HK$ at the rate of HK$1.00 = RMB1.06. No representation is made that any amounts in RMB have been or could be converted at the above rate or at any other rates or at all.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 24 March 2005

As at the date of this announcement, the Board comprises the following members:

Executive Directors	:	*Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong*
Non-executive Directors	:	*Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin*
Independent non-executive Directors	:	*Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose*

As at the date of this announcement, the members of the supervisory committee of the Company are Mr. Zhang Yong Li, Mr. Du Hong, Ms. Lu Qing, Mr. Li De Yong and Ms. Dong Xiao Qing.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

ML

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2004

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

CHAIRMAN'S STATEMENT

During the year, the Group achieved a very substantial growth of operating profit from RMB16 million in 2003 to RMB243 million, despite the fact that the Group's turnover decreased by 35% from RMB131 million for the year as compared to last year's RMB200 million. The huge increase in operating profit is largely attributable to the disposal of part of the Group's interest in Semiconductor Manufacturing International Corporation ("SMIC") as mentioned in next paragraph.

In March 2004, SMIC issued a prospectus in relation to the global offering of its shares. In this connection, the Group disposed of part of its shares investment in SMIC of 156,842,000 shares with net proceeds of approximately RMB437 million and a gain of approximately RMB289 million. After the disposal, the Group still holds 383,163,400 ordinary shares in SMIC, representing approximately 2.1 % of the issued share capital of SMIC.

Among the Group's different business segments, the wireless fire alarm system ("WFAS") was the biggest profit contributor. For the year ended 31 December 2004, the turnover and profit contributed from the wireless fire alarm system products were RMB44,244,000 and RMB7,302,000 respectively.

The success of WFAS was principally due to the improved product quality and reliability in attracting customers of different industrial sectors. Accompanied by the expansion of distribution network across the nation in the People's Republic of China (the "PRC") and the strengthening of the after-sale services, WFAS is capable to attain a significant growth in revenue by 42% from last year's; and together with the improved gross margin through tighter cost control, WFAS is capable to become the Group's biggest contributing business segment in this year. WFAS is one of the top five fire alarm participants in the PRC market.

During the year, the Group had also rationalized its business operating structure by disposing its 60% subsidiary, Beijing Beida Jade Bird Silicon Innovation Company Limited, whose operating results for few years after establishment were below the Board's expectation.

The prevailing information technology ("IT") market is very competitive in the PRC and most of the IT participants is confronting with new challenge. Under this circumstances, the Group is finding its way to diversify and explore new avenue. In March 2005, the Group had taken its move to sign up a conditional agreement to invest into a transportation hub property project in city centre of Beijing on the Board's believing in the potential of the property sector of Beijing before and after the 2008 Olympics Games. The Board at the same time hope this property project, after the Group's equity interest is secured in the future, could bring in new opportunity to the Group's existing IT businesses in terms of, for example, provision of wireless fire alarm systems and network security systems etc.

RESULTS

The Directors have pleasure of presenting the audited consolidated results of the Company and its subsidiaries (together the "Group") for the year ended 31 December 2004, together with the comparative figures for the year ended 31 December 2003, as follows:

	Notes	2004 RMB'000	2003 RMB'000
TURNOVER	2	130,503	199,740
Investment income, other revenue and gains	2	293,535	1,877
Operating expenses:			
Materials and equipment		(102,442)	(148,037)
Employee costs		(18,406)	(18,021)
Depreciation of property, plant and equipment		(3,190)	(3,203)
Amortisation of goodwill and intangible assets		(5,886)	(6,230)
Impairment of goodwill		(3,556)	–
Other operating expenses		(47,379)	(9,814)
Total operating expenses		(180,859)	(185,305)
PROFIT FROM OPERATING ACTIVITIES		243,179	16,312
Finance income/(cost)			
Interest income		3,095	3,020
Interest expense		(11,328)	(12,425)
PROFIT BEFORE TAX		234,946	6,907
Tax	3	(3,280)	(2,399)
PROFIT BEFORE MINORITY INTERESTS		231,666	4,508
Minority interests		2,519	2,628
NET PROFIT FROM ORDINARY ACTIVITIES ATTIBUTABLE TO SHAREHOLDERS		234,185	7,136
DIVIDENDS			
Interim		(11,848)	–
		222,337	7,136
EARNINGS PER SHARE – Basic (RMB cents)	4	20.4	0.7

1. **Principal Activities and Basis of Presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system ("GPS"), smart card application systems ("IC"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong.

2. **Turnover, Investment Income, Other Revenue and Gain**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes during the year. All significant intra-group transactions have been eliminated on consolidation.

	2004 *RMB'000*	2003 *RMB'000*
Turnover		
Sales of embedded systems and related products	77,206	114,926
Sales of computer products	50,869	70,421
Provision of total solution services	2,428	14,393
	130,503	199,740
Investment Income		
Gain on disposal of long term investment	289,214	–
Other revenue		
Gross rental income	–	315
Others	1,165	200
	1,165	515
Gains		
Gain on disposal of a subsidiary	1,254	–
Gain on debt restructuring *	1,902	–
Gain on disposal of a business	–	1,362
	3,156	1,362
	293,535	1,877

* *In the current year, Hebei Beida Jade Bird Universal Fire Alarm Company Limited ("Hebei Fire Alarm") reached an agreement with a bank to restructure a bank loan of RMB3,060,000. Pursuant to the agreement, Hebei Fire Alarm was allowed to settle the bank loan amounting to RMB3,060,000 with the bank by certain property of Hebei Fire Alarm for a total carrying amount of appropriately RMB1,158,000. The bank agreed to waive for the rest of the bank loan of RMB1,902,000 and hence, the amount waived was recorded in the consolidated profit and loss account in 2004 accordingly.*

3. **Taxation**

Hong Kong profits tax has not been provided as the Group had no assessable profits arising in Hong Kong during the year (2003: Nil).

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof.

	2004 *RMB'000*	**2003** *RMB'000*
Current – Hong Kong	–	–
– Mainland China	3,280	2,399
Total tax charge for the year	3,280	2,399

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the locations in which the Company and its subsidiaries are situated to the tax expense at the effective tax rate, and a reconciliation of the applicable rate (i.e. the statutory tax rate) to effective tax rates, are as follows:

	2004 *RMB'000*	%	**2003** *RMB'000*	%
Profit before tax	234,946		6,907	
Tax at the statutory tax rate	77,532	33.0	2,280	33.0
Lower tax rate for specific provinces or local authority	(268)	(0.1)	(1,695)	(24.5)
Income not subject to tax	(95,441)	(40.6)	(330)	(4.8)
Expenses not deductible for tax	898	0.4	985	14.3
Tax exemptions	(134)	(0.1)	(1,036)	(15.0)
Benefit from operating losses not recorded	20,693	8.8	2,195	31.7
Tax charge at the Group's effective rate	3,280	1.4	2,399	34.7

The Company is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, the Company is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, the Company has been granted income tax exemption for the three years ended 31 December 2002 and 50% reduction in corporate income tax for the three years ending 31 December 2005.

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi") is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, Jade Bird Haodi is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, Jade Bird Haodi was granted income tax exemption for the three years ended 31 December 2000 and 50% reduction in corporate income tax for the three years ended 31 December 2003. From 1 January 2004 onwards, Jade Bird Haodi is subject to income tax at a rate of 33%.

As at 31 December 2004, the Group had an aggregate amount of provision for doubtful debts and provision against obsolete and slow-moving inventories of approximately RMB38,226,000. Deferred tax assets have not been recognised in respect of these provisions as it is uncertain to have adequate future taxable profit available against which these deductible temporary differences can be utilised.

At 31 December 2004, there is no significant unrecognized deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, as the directors do not have intention to remit such earnings to the Company in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

4. **Earnings Per Share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 of RMB234,185,000 (2003: RMB7,136,000), and the weighted average of 1,146,828,415 (2003: 1,032,273,973) ordinary shares in issues during the year as reflected the new placement of H shares during the year.

The weighted average number of shares used to calculate the current year's basic earnings per share includes 1,104,000,000 shares issued from the beginning of 2004 to 20 June 2004 and the new placement of 80,800,000 H shares by the Company on 21 June 2004.

A diluted earnings per share amount for year ended 31 December 2004 has not been disclosed as no diluting events existed during the year.

DIVIDENDS

An interim dividend of RMB11,848,000 (RMB1 cent per share) was declared and paid in 2004 (2003: Nil).

The board of directors do not recommend the payment of a final dividend (2003: Nil).

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with PRC accounting principles and regulations, and (ii) the net profit determined in accordance with Hong Kong accounting standards.

Cash dividend to shareholders in Hong Kong will be paid in Hong Kong dollars.

SHARE CAPITAL AND RESERVES

		Issued share capital*	**Capital reserve**	**Statutory reserve funds**	**Retained profits**	**Total**
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 31 December 2002 and 1 January 2003		96,400	251,271	16,649	77,503	441,823
Issue of H shares		14,000	75,164	–	–	89,164
Share issue expenses		–	(5,610)	–	–	(5,610)
Payable written back	*(i)*	–	1,654	–	–	1,654
Net profit for the year		–	–	–	7,136	7,136
Transfer from/(to) reserves		–	–	1,218	(1,218)	–
As at 31 December 2003 and 1 January 2004		110,400	322,479	17,867	83,421	534,167
Issue of H Shares		8,080	56,210	–	–	64,290
Share issue expenses		–	(2,396)	–	–	(2,396)
Net profit for the year		–	–	–	234,185	234,185
Transfer to capital reserve	*(ii)*	–	1,427	–	(1,427)	–
Transfer from/(to) reserves		–	–	35,084	(35,084)	–
Interim dividend		–	–	–	(11,848)	(11,848)
As at 31 December 2004		118,480	377,720	52,951	269,247	818,398

* *The capital reserve may only be used to increase share capital.*

(i) *In 2003, the Company reached a wavier agreement with an unrelated party, who had provided services to the Company during the listing of the Company's H shares on the GEM of the Stock Exchange in July 2000. Pursuant to the waiver agreement, the amount had been recorded as part of the issuance expenses for the listing in 2000 and in accordance with the prevailing accounting principles and regulations in the People's Republic of China, the amount waived was included in capital reserve account in 2003 accordingly.*

(ii) *In the current year, Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited ("Hebei Fire Alarm"), a subsidiary of the Company, reached an agreement with a bank to restructure a bank loan of RMB3,060,000. Pursuant to the agreement, Hebei Fire Alarm was allowed to settle the bank loan by certain of its property with a total carrying amount of approximately RMB1,158,000, leading to a gain of approximately RMB1,902,000 recognised in the profit and loss account for the year. After taking into account minority interests and income tax effect, the net gain resulting from this debt restructuring attributable to the shareholders of the Company is approximately RMB1,427,000 which is required to be transferred to a capital reserve in accordance with PRC accounting principles and regulations.*

SEGMENT INFORMATION

(a) Business segments

The following table presents revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments:

	2004 RMB'000								2003 RMB'000
	NET	WFAS	ASIC	GPS	IC	RMR	Computer	Total	Total
REVENUE									
Sales to external customers	9,430	44,244	25,434	–	106	420	50,869	130,503	199,740
RESULTS									
Segment results	(4,325)	7,302	787	–	(39)	(2,390)	362	1,697	20,708
Investment income								289,214	–
Interest income								3,095	3,020
Interest expense								(11,328)	(12,425)
Unallocated corporate expenses								(47,732)	(4,396)
Profit before tax								234,946	6,907
Tax								(3,280)	(2,399)
Profit before minority Interests								231,666	4,508
Minority interests								2,519	2,628
Net profit from ordinary activities attributable to shareholders								234,185	7,136
ASSETS									
Segment assets	16,766	45,007	558	1,019	77	3,035	492,520	558,982	169,366
Less: Intersegment assets	–	–	–	–	–	–	(96,460)	(96,460)	(7,180)
Unallocated corporate assets								725,960	832,869
Total assets								1,188,482	995,055
LIABILITIES									
Segment liabilities	4,112	28,110	–	1,064	49	4,437	19,108	56,880	72,738
Less: Intersegment liabilities	(186)	(13,507)	–	–	–	(499)	–	(14,192)	(17,107)
Unallocated corporate liabilities								323,926	399,126
Total liabilities								366,614	454,757
OTHER SEGMENT INFORMATION									
Capital expenditure	92	5,234	–	–	–	–	2,541	7,867	983
Depreciation for property, plant and equipment	504	1,746	295	40	2	38	565	3,190	3,203
Amortisation of goodwill	439	3,500	–	–	–	1,707	–	5,646	5,990
Amortisation of intangible assets	–	–	240	–	–	–	–	240	240
Impairment of goodwill	–	–	–	–	–	3,556	–	3,556	–
Provision for/(write-back of) doubtful debts	29,921	2,631	271	–	515	1,456	(260)	34,534	(1,603)
Provision against obsolete and slow-moving inventories	–	–	–	–	–	338	–	338	336

(b) **Geographical segments**

The following table presents revenue and certain asset and capital expenditure information for the Group's geographical segments:

	Mainland China		Hong Kong		Total	
	2004	2003	2004	2003	2004	2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue						
Sales to external customers	100,220	155,994	30,283	43,746	130,503	199,740
Other segment information						
Segment assets	1,175,846	987,629	14,636	7,426	1,188,482	955,055
Capital expenditure	7,867	983	–	–	7,867	983

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Turnover

The audited consolidated turnover of the Group for the year ended 31 December 2004 amounted to RMB130,503,000 (2003 – RMB199,740,000).

The decrease in turnover was primarily due to a substantial reduction in both the sales of embedded systems and related products which recorded a decrease of RMB37.7 million to RMB77.2 million from RMB114.9 million in last year, as well as the sale of computer products which recorded a decrease of RMB19.5 million to RMB50.9 million from RMB70.4 million in last year The higher margin total solution services business also experienced a significant decrease of RMB12.0 million to RMB2.4 million from RMB14.4 million in last year. The overall decrease is mainly attributable to the competitive market in the PRC and the lower than expected revenue achieved by a subsidiary disposed near the year end which was engaged in integrated circuits business. For the year ended 31 December 2004, the turnover from the sales of embedded system products and related products, sales of computer products and total solution services were approximately 59%, 39% and 2% respectively as compared to the more evenly distributed sales mix of 57%, 35% and 8% respectively in the last year.

Operating Profit

The operating profit of the Group for the year ended 31 December 2004 amounted to RMB243,179,000 (2003 – RMB16,312,000). The significant increase was due to the recording of the investment income of RMB289,214,000 million (2003: Nil) on disposal of part of the Group's interest in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

On the other hand, the operating results of the Group in other areas were affected by the decrease in the revenue of total solution services which carried a higher margin. In addition, sales of embedded systems as well as sales of computer products also recorded decrease in gross profit margin. During the year, the Group also recorded a substantial provision for doubtful debts of RMB34,534,000 (2003: write-back of RMB1,603,000) because the management adopted a conservative approach in one-off re-assessing the recoverable value of long outstanding accounts receivable.

Finance Cost

The interest expense recorded a slight decrease of RMB1.1 million to RMB11.3 million from RMB12.4 million in last year. It was mainly due to the USD 10 million partial repayment of the Group's bank loan during the year.

Profit Attributable to Shareholders

The profit attributable to shareholders and earnings per share of the Group for the year ended 31 December 2004 were RMB234,185,000 (2003 – RMB7,136,000) and RMB20.4 cents (2003 – RMB0.7 cent) respectively.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and short term bank loans.

As at 31 December 2004, the Group had cash on hand of RMB322 million and USD short term bank loans totaling RMB310 million (USD37.5 million) borrowed for financing the investment in SMIC. The aforesaid USD short term bank loans were guaranteed by a shareholder of the Company and a subsidiary of Peking University.

On 8 June 2004, the Company entered into a placing agreement with a placing agent for the placing of 80,800,000 new H Shares at a price of HK$0.75 per H share ("the Placing"). On 18 June 2004, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 80,800,000 new H Shares. The proceeds from the Placing were credited to the books of the Company in June 2004 and was used for general working capital purpose. The dealings of new H shares commenced on 21 June 2004.

Other Financial Measures

As at 31 December 2004, the Group had a gearing ratio (the ratio of total borrowings to total equity) and net current ratio (the ratio of current liabilities to total assets of 38% and 31%, respectively.

As at 31 December 2004, the Group had capital commitments of RMB2,461,000 (2003: Nil) and no contingent liabilities. (2003: Nil)

As at 31 December 2004, the Group did not have any buildings, machinery and equipment pledged as collateral for the Group's banking facilities. As at 31 December 2003, the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 were pledged as collateral for the Group's banking facilities.

BUSINESS REVIEW

Network Security System

During the year, the Group completed the research and development of H323 agent technology and continued develop centralised control channel technology. The Group has completed the production of 70 units of JB-FW1/100 and 8 units of JB-FW1/1000. During the period, the Group completed the grading assessment by China Ministry of Public Security.

During the year, Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft"), a subsidiary of the Company, has completed the research and development of the network management platform software NetSureExpert5.3 version (enhanced version with supporting the multi-layer infrastructure technology) and also NetSureExpert5.31 version. Wuhan Netsoft is currently developing the desktop management function module technology (WMI) and plans to develop NetSureExpert5.4 version, VLAN and MPLS VPN technology. During the year, the following projects were completed: Service contracts with The People's Procuratorate of Wuhan, China Southern Aviation Industry Co., Ltd, PetroChina South China Distribution Ltd, Shandong Tobacco Ltd, North China Pharmaceutical Group Corporation, Department of Education of Guangzhou, Nanjing University of Posts, Harbin Normal University, Handan Municipal Government etc.

For the year ended 31 December 2004, the turnover and loss incurred by the network security system products were RMB9,430,000 and RMB4,325,000 respectively.

Wireless Fire Alarm System

In term of the network, during the period, the Group had completed the research and development of the municipal concentrative fire protection application technology. The Group is researching the application of embedded system on the fire protection application technology, as well as the low-pressured carbon dioxide controller technology. In term of the hardware, during the period, the Group had completed the research and development of the network communication card, the fire alarm controller (linkage), the non-address feeling smoke detector, the non-establishment feeling warm detector product, right now researches and develops the feeling smoke detector (the PIC16F676 chip) the product.

During the period, the Group manufactured 20 units of the JB-QB-JBF-11S/CD6 fire alarm controller (linkage) and 8600 units of the JTW-ZD-LN2110/C non- address feeling warm detector.

During the period, the Group completed the major project for Jingmen Project of Beijing Longjian Group Ltd., Beijing Century Spring Garden Project of Shanghai Hehe Engineering Technology Ltd., State Administration Taxation Huairou Training Centre of Huaian Fair Protection Co., Ltd. and Shuang Garden Project of Beijing Andisheng Security System Autoimmunization Ltd.

During the period, the Group participated in various types of exhibitions, such as the 10th International Fire Fighting Equipment Technological Exchange Exhibition held by China Fire Protection Association, and National Fire Prevention Standardization Technical Committee Sixth Technical Sub-Committee held by National Technical Committee for Fire Protection Standardization, establishment meeting of China Fire Protection Association Electronic Profession Branch held by China Fire Protection Association Fire Prevention Electronic Profession Branch; "Fire Auto-alarm System Construction and Approval Standard" (revision for approval manuscript) the examining committee held by Shenyang Fire Prevention Research Institute of China Ministry of Public Security. As a consequence, the Group's fire protection products were extensively promoted and their brand images were well established in the industry.

For the year ended 31 December 2004, the turnover and profit contributed from the wireless fire alarm system products were RMB44,244,000 and RMB7,302,000 respectively.

Security ICs

During the year, the Group disposed of a 60% held subsidiary, Beijing Silicon Innovation Company Limited for a cash consideration of RMB3,600,000 and at a gain of RMB1,254,000. The disposal was made due to the lower than expected revenue achieved since establishment of the subsidiary few years ago.

For the year ended 31 December 2004, the turnover and profit contributed from the security ICs products were RMB25,434,000 and RMB787,000 respectively.

Smart Card Application System

For the year ended 31 December 2004, the turnover and loss incurred by the smart cards application system products were RMB106,000 and RMB39,000 respectively.

Remote Meter Reading System

For the year ended 31 December 2004, the turnover and loss remote meter reading system products were RMB420,000 and RMB2,390,000 respectively.

Computer products

The significant drop in sale of computer products was predominantly owing to less efforts spent in promoting the sale of computer products in light of the slimmer profit margin under the prevailing highly competitive IT market in the PRC.

For the year ended 31 December 2004, the turnover and profit contributed from computer products were RMB50,869,000 and RMB362,000 respectively.

Semiconductor Manufacturing International Corporation ("SMIC")

2004 was a remarkable year with significant achievements for SMIC. In January 2004, SMIC completed the acquisition of Fab 7, an 8-inch wafer fab located in Tianjin, China, and commenced mass production in May 2004. In March 2004, SMIC successfully completed initial public offering on both the New York Stock Exchange and the Hong Kong Stock Exchange, raising approximately US$1 billion. In July 2004, SMIC commenced pilot production at Fab 4, being China's first 12-inch fab, in Beijing. For the year ended 31 December 2004, SMIC also achieved its first year of profitability.

While 2005 looks to be a year of flat growth for the semiconductor industry with demand improving as the year progresses, SMIC will continue to aggressively pursue new customers both globally and domestically by offering them leading edge foundry services. SMIC believe that the Greater China region will continue to exhibit strong growth and demand.

Government Approval and Awards

In November 2004, the Beida Jade Bird gateway firewall JB-FW1/100 and JB-FW1/1000 was awarded computer information system security specialized product sale permission certificate issued by the China Ministry of Public Security Public Information Network Security Supervision Bureau.

Feeling smoke detector JBF-LN-2100/C and JBF-LN-2110/C obtained the quality approval examination certificate issued by the National Fire Prevention Electronic Products Quality Surveillance Test Center.

Staff

At present, the Group has approximately 225 (2003 – 202) employees, of which 2 possess the doctorate degree, 28 possess the master degree and 122 possess the bachelor degree. Under the Group's existing organization structure, the research, development and technical support team has over 117 members, while the marketing and sales team has 52 members.

EXTRACTS OF REPORT OF THE AUDITORS

Basis of opinion (extracts)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence made available to us by the Group was limited because sufficient information and explanations necessary to enable us to understand and assess the recoverability of the amount due from related parties of RMB320 million have not been available. Details of the amounts due from related parties are set out in note 21 to the financial statements. There were no other satisfactory audit procedures that we could adopt to understand and assess the recoverability of the aforesaid amounts due from related parties.

Qualified opinion arising from limitation of audit scope

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amounts due from related parties of approximately RMB320 million, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

EXTRACTS OF NOTE 21 TO THE FINANCIAL STATEMENTS

Balances with related parties

Except for the amount due from Beijing Beida On-line Network Company Limited ("Beida On-line") which bears interest at an annual interest rate of 5.13%, all other balances with related parties at 31 December 2004 were interest-free. All balances with related parties were unsecured and did not have fixed repayment terms.

Subsequent to the balance sheet date, an aggregate amount of balances due from related parties of approximately RMB92,000,000 has been received by the Group.

Included in the amounts due from related parties as at 31 December 2004 was a sum of approximately RMB320 million, representing approximately RMB287 million as to Hong Kong Jade Bird Sci-Tech Limited and approximately RMB33 million as to Wisdom New Group Limited, both of which are controlled by Beijing Beida Jade Bird Limited ("Beida Jade Bird"). Pursuant to a share transfer agreement (the "Agreement") entered into with Beida Jade Bird on 24 March 2005, the sum was utilised as earnest money for acquiring a 44% equity interest in a property development company in Beijing. The Directors expect that the proposed acquisition transaction shall take place on or before 31 July 2005. In connection

with the Agreement and the proposed acquisition, the Company has made an announcement to that effect on 24 March 2005. Pursuant to the Agreement, the earnest money shall be fully refunded to the Company, without interest, if the conditions set forth in the Agreement have not either been fulfilled or waived and hence, the proposed acquisition does not take place. In the opinion of the Directors, Beida Jade Bird is able to repay the earnest money, if so required, and a guarantee for repayment has been obtained from a company controlled by the Peking University.

Should the conditions precedent (including but not limited to approval by the independent shareholders of the Company and all necessary approvals and permissions from the relevant government and/or regulatory authorities) of the Agreement be fulfilled or waived by the Company, the earnest money would be applied and recorded in the consolidated balance sheet of the Group as interest in an associated.

MATERIAL ACQUISITION/DISPOSALS OF SUBSIDIARIES AND AFFILIATED COMPANY AND SIGNIFICANT INVESTMENTS

During the year, the Group disposed of a 60% held subsidiary, Beijing Silicon Innovation Company Limited, for a cash consideration of RMB3,600,000 and at a gain of RMB1,254,000.

Except for the above, the Group had no material acquisitions and disposals of subsidiaries and affiliated company and investment during the year ended 31 December 2004.

COMPETING INTERESTS

None of the directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee has three members comprising the three independent non-executive directors of the Company. An audit committee meeting was held in March 2005 to review the Group's 2004 annual report and provide advice and recommendations to the board of directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's H Shares during the year ended 31 December 2004.

BOARD PRACTICES AND PROCEDURES

The Company was in compliance with the Board Practices and Procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules throughout the year ended 31 December 2004, which applied before the amendment of the GEM Listing Rules relating to the Code on Corporate Governance Practices and Rule on Corporate Governance Report which took effect on 1 January 2005. The Company will prepare a Corporate Governance Report in accordance with Rule 18.44 if the GEM Listing Rules for the financial year ending 31 December 2005.

APPRECIATION

On behalf of the Board, I wish to express my gratitude to our customers and shareholders for their continued support and all our staff members for their hard work and dedicated service.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 March 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

BEIDA JADE BIRD<08095> - Results Announcement (Final, 2004, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 30/03/20
(stock code: 08095)

Year end date	:31/12/2004
Currency	:RMB
Auditors' report	:Qualified

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Audited) Current Period from 01/01/2004 to 31/12/2004 $'000	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 $'000
Turnover	:	130,503	199,740
Profit/(Loss) from Operations	:	243,179	16,312
Finance cost	:	(8,233)	(9,405)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	234,185	7,136
% Change Over the Last Period	:	+3,181.74%	
EPS / (LPS)			
Basic (in dollar)	:	RMB 0.204	RMB 0.007
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	234,185	7,136
Final Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :
Name : Wong Tak Chuen
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the

Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

1.Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("Net"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), remote automatic meter-reading systems ("RMR") and related products.
The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The principal accounting policies adopted by the Group conform to Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong.

2. Earnings Per Share

The calculation of basic earnings per share for the year ended 31 December 2004 were based on the profit attributable to shareholders of approximately RMB 234,185,000 (2003 - RMB7,136,000) and on the weighted average number of 1,146,828,415 (2003-1,032,273,973) shares

No diluted earnings per share amount for the year ended 31 December 2004 and the last year have been presented as there were no dilutive potential ordinary shares in existence during the periods.

3. Extract of the report of auditors

Basis of opinion (extracts)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence made available to us by the Group was limited because sufficient information and explanations necessary to enable us to understand and assess the recoverability of the amount due from related parties of RMB320 million have not been available. Details of the amounts due from related parties are set out in note 21 to the financial statements. There were no other satisfactory audit procedures that we could adopt to understand and assess the recoverability of the aforesaid amounts due from related parties.

Qualified opinion arising from limitation of audit scope
Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amounts due from related parties of approximately RMB320 million, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been

properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

4.Extracts of note 21 to the financial statements

Balances with related parties

Except for the amount due from Beijing Beida On-line Network Company Limited ("Beida On-line") which bears interest at an annual interest rate of 5.13%, all other balances with related parties at 31 December 2004 were interest-free. All balances with related parties were unsecured and did not have fixed repayment terms.

Subsequent to the balance sheet date, an aggregate amount of balances due from related parties of approximately RMB92,000,000 has been received by the Group.

Included in the amounts due from related parties as at 31 December 2004 was a sum of approximately RMB320 million, representing approximately RMB287 million as to Hong Kong Jade Bird Sci-Tech Limited and approximately RMB33 million as to Wisdom New Group Limited, both of which are controlled by Beijing Beida Jade Bird Limited ("Beida Jade Bird"). Pursuant to a share transfer agreement (the "Agreement") entered into with Beida Jade Bird on 24 March 2005, the sum was utilised as earnest money for acquiring a 44% equity interest in a property development company in Beijing. The Directors expect that the proposed acquisition transaction shall take place on or before 31 July 2005. In connection with the Agreement and the proposed acquisition, the Company has made an announcement to that effect on 24 March 2005. Pursuant to the Agreement, the earnest money shall be fully refunded to the Company, without interest, if the conditions set forth in the Agreement have not either been fulfilled or waived and hence, the proposed acquisition does not take place. In the opinion of the Directors, Beida Jade Bird is able to repay the earnest money, if so required, and a guarantee for repayment has been obtained from a company controlled by the Peking University.

Should the conditions precedent (including but not limited to approval by the independent shareholders of the Company and all necessary approvals and permissions from the relevant government and/or regulatory authorities) of the Agreement be fulfilled or waived by the Company, the earnest money would be applied and recorded in the consolidated balance sheet of the Group as interest in an associated company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

DELAY IN DISCLOSURE OF CERTAIN CONNECTED TRANSACTIONS

The Directors noted that certain connected transactions needed to be disclosed for the years ended 31 December 2002, 2003 and 2004. The delay in disclosure of the connected transactions has constituted breaches of the GEM Listing Rules. The Stock Exchange reserves the rights to take appropriate actions against the Company and/or the Directors in respect of the breaches of the GEM Listing Rules.

The following table summarises a list of transactions which are the subject of the breaches:

Period		**Breaches**
1.	Second half of 2004	Provision of financial assistance to Beida Jade Bird in aggregate amount of RMB333 million
2.	2002 to 2004	Provision of financial assistance to Beijing Tianqiao in aggregate amount of RMB43.6 million
3.	2002 to 2004	Provision of financial assistance to BBON in aggregate amount of RMB9.2 million

The Company is currently collecting information relating various advances of funds to connected persons, which may constitute breaches of the GEM Listing Rules. Details of those transactions will be announced shortly, but in any event no later than 18 July 2005.

The Directors undertakes that all future advances to connected persons will be executed in compliance with the GEM Listing Rules.

Upon review of its historical transactions, the Company realised that it failed to disclose and, in certain cases, obtain the Shareholders' approval in respect of the following advances made to connected persons of the Company as required under the GEM Listing Rules. Details of such advances are set out below:

1. Connected Transactions: Advances to Beida Jade Bird in relation to the payment of earnest money for the proposed acquisition of 44% equity interest in Chengjian Donghua Real Estate Company Limited

1.1. Date and parties of the transactions

Throughout various dates during the year ended 31 December 2004, the Company had made various advances to Beida Jade Bird in aggregate amount of RMB333 million.

1.2. Transactions

In the second half of 2004, the Company intended to acquire 44% equity interest in Donghua from Dongcheng Residential Centre, which is under the supervision of Dongcheng District of the Beijing Municipal Government and was then instructed by the Beijing Municipal Government to take up 54% equity interest in Donghua from the then shareholder of Donghua, 北京城建股份有限公司 (which was subsequently renamed as北京城建投資發展股份有限公司), an independent third party of the Company. However, as Dongcheng Residential Centre only considered potential buyers with good reputation and sufficient financial capability to complete the Project to be developed by Donghua and intention to acquire the entire 54% equity interest in Donghua to be taken up by Dongcheng Residential Centre, Beida Jade Bird, which is a promoter of the Company and qualified as a potential buyer from the perspective of Dongcheng Residential Centre, commenced negotiation with Dongcheng Residential Centre. It was agreed between Beida Jade Bird that subject to completion of the acquisition of 54% equity interest in Donghua by Beida Jade Bird, the Company would acquire from Beida Jade Bird 44% equity interest in Donghua at the same consideration paid by Beida Jade Bird to the Dongcheng Residential Centre (as adjusted based on the proportionate interest to be acquired by the Company).

As disclosed in the announcement of the Company dated 24 March 2005, pursuant to the Share Transfer Agreement entered into between Beida Jade Bird and the Company in relation to the proposed acquisition of the Sale Shares, representation 44% equity interest in Donghua, and the Sale Loan by the Company from Beida Jade Bird, the consideration for the Sale Shares of RMB252.59 million and the Sale Loan of RMB61.60 million shall be fully satisfied in cash upon signing of the Share Transfer Agreement.

As mentioned above, Dongcheng Residential Centre would not commence negotiation with potential buyers unless it was able to show its financial commitment. In order to demonstrate its financial commitment, Beida Jade Bird was required by Dongcheng Residential Centre to pay earnest money as a pre-requisite to commence negotiation of the acquisition of the 54% interest in Donghua. The Company was therefore required to contribute its portion of the earnest money.

In this connection, the Company had paid as earnest money to Beida Jade Bird, which had then paid such earnest money to Dongcheng Residential Centre in respect of the Sales Shares.

1.3. Consideration and Terms

Set out below is the schedule under which the earnest money was paid by the Company to Beida Jade Bird.

Time of payment	**Payment amount**
6 July 2004	RMB75 million (approximately HK$70.8 million)
6 September 2004	RMB225 million (approximately HK$212.2 million)
29 October 2004	RMB22 million (approximately HK$20.8 million)
16 December 2004	RMB11 million (approximately HK$10.4 million)
Total	RMB333 million (approximately HK$314.2 million)

As set out above, the Company paid a total of RMB333 million (approximately HK$314.2 million), while in November 2004, Beida Jade Bird refunded RMB13 million (approximately HK$12.3 million) to the Company, resulting in a net amount of RMB320 million (approximately HK$301.9 million) earnest money paid by the Company for the acquisition of the Sale Shares. As such, this sum of RMB320 million were included in the amounts due from related parties as at 31 December 2004 and were represented by RMB287 million as to Hong Kong Jade Bird Sci-Tech Limited and RMB33 million as to Wisdom New Group Limited, both of which are controlled by Beida Jade Bird. The reason for the Company to pay via Beida Jade Bird to Donghceng Residential Centre before Donghceng Residential Centre obtained its equity interest in Donghua was due to the fact that Donghceng Residential Centre is under the supervision of the Beijing Municipal Government. The Directors considered that there would not be any problem for Donghceng Residential Centre to obtain its equity interest.

On 9 September and 30 November 2004, Beida Jade Bird paid earnest money of RMB200 million and RMB120 million respectively to Dongcheng Residential Centre for the 44% interest in Donghua on behalf of the Company.

Upon signing of the Share Transfer Agreement, an amount of RMB314.19 million (approximately HK$296.4 million) of the earnest money has been applied by Beida Jade Bird as full payment for the consideration of the Acquisition. The remaining balance of the earnest money of RMB5.81 million (approximately HK$5.5 million) over the aggregate consideration for the Acquisition has been repaid to the Company on 7 April 2005.

The earnest money and hence the consideration has been paid by the Company from its internal cash resources.

Pursuant to the Share Transfer Agreement, the earnest money shall be fully refunded to the Company, without interest, within 10 business days if the conditions of the Share Transfer Agreement cannot be fulfilled or are not waived by the Company and Completion does not take place within 180 days from the date of the Share Transfer Agreement. The Company will obtain independent shareholders' approval if any of the conditions is to be waived. In the opinion of the Directors, Beida Jade Bird is able to repay the earnest money, on the basis that an irrevocable guarantee against any default in the repayment of the earnest money has been obtained from 北京北大資源集團有限公司 (Beijing Beida Resources Group Limited), a company controlled by the Peking University. Moreover, Beida Jade Bird is a business

enterprise under the control of the Peking University. According to the unaudited management accounts of Beida Jade Bird as at 31 December 2004, Beida Jade Bird's net asset value amounted to approximately RMB1,035,444,000. Given the background and the size of net assets of Beida Jade Bird, the Directors consider that Beida Jade Bird has the financial capability to return the consideration for the Acquisition if necessary.

The Completion is conditional upon, inter alia, a bank loan of not less than RMB2 billion been obtained by Donghua to partially finance the Project. On 20 June 2005, Donghua obtained RMB850 million financing from 北京東華廣場置業有限公司 ("Beijing Donghua Company") to pay the premium of the Land. It is also the present intention of Donghua to utilize part of the RMB2 billion bank loans to finance repayment of the RMB850 million fund due to Beijing Donghua Company. The Group did not and will not pledge any of its assets or provide guarantee to either of the above-mentioned loan facilities. Also, Beida Jade Bird did not and will not pledge any of its shareholdings in the Company as security for either of the above-menioned loan facilities.

Based on the cashflow projection of Donghua, it is not expected that further injection from its shareholders is required.

The transaction is subject to independent shareholders' approval at a SGM to be held on 19 August 2005.

1.4. Reason for the Transaction

To secure the right to participate in the Project via Beida Jade Bird, the Company had paid as earnest money to Beida Jade Bird. The reasons are set out below:

Given the prime location, sizable scale and importance of being part of the major infrastructure projects for the Olympic Games in Beijing in 2008, the Directors consider that the commercial prospect of the Project is tremendous. Also, given the fact that the Project will include a transportation terminal connecting to the Beijing Capital Airport, it is in the interest of the Beijing Municipal Government to ensure the Project to be completed on time so as to meet the expected high volume of passengers at the time of the Olympic Games in 2008.

Although the Company has not yet completed the due diligence on the Project before making the payment for the earnest money, the Directors have reviewed the valuation report of the Land prepared by a PRC valuer, which reported a valuation of RMB3.5 billion. Based on such valuation, the Directors believed that the Project has tremendous potential and the fact that Dongcheng Residential Centre is a government entity gave further comfort to the Company. Therefore the Directors considered paying a significant amount of earnest money before completion of due diligence, signing of the Share Transfer Agreement and obtaining Shareholders' approval was commercially justifiable, particularly considering the possibility of losing the opportunity to invest in the Project to other potential buyers who were willing to pay the earnest money.

1.5. Connected Transaction

Beida Jade Bird is one of the promoters of the Company and therefore a connected person of the Company. As at the various dates of payment of earnest money and the date of this announcement, Beida Jade Bird and its associates collectively held or hold approximately 26.16% of the total issued share capital of the Company.

The Directors consider that the earnest money, which was paid via Beida Jade Bird, was ultimately received by Dongcheng Residential Centre, does not constitute an advance to Beida Jade Bird. However, the Stock Exchange noted that (i) Beida Jade Bird had retained the funds paid by the Company for a period of time before paying to Dongcheng Residential Centre; (ii) the amount of earnest money paid by the Company to Beida Jade Bird exceeded the amount of money paid to Dongcheng Residential Centre; and (iii) the excessive funds paid by the Company to Beida Jade Bird were not refunded to the Company timely. Accordingly, the Stock Exchange is of the view that the payment of the earnest money to Beida Jade Bird constituted an advance to an entity under Rule 17.15 of the GEM Listing Rules as well as a provision of financial assistance to a connected person under Rule 20.13(2)(a)(i), and should be subject to disclosure and Shareholders' approval requirements.

1.6. Remedial Action

The Directors will closely monitor the payments to connected person in the future. Furthermore, the Directors have taken necessary measures to strengthen their communication systems and training programs, for examples, seeking advices from independent non-executive directors and/or external professional advisors before executing any material transactions with connected persons, towards the compliance with the GEM Listing Rules.

For details of these connected transactions, please refer to the circular of the Company dated 30 June 2005.

2. Connected Transaction: Advance on purchases payment on behalf of Beijing Tianqiao

2.1. Date and parties of the transactions

Throughout the years ended 31 December 2002, 2003 and 2004, the Company had made various advances to Beijing Tianqiao.

2.2. Transaction

The Company had made advances on the request of Beijing Tianqiao for the settlement of purchases payments of the computer products to overseas suppliers on behalf of Beijing Tianqiao. On the other hand, the Company had received deposits or settlements (upon Beijing Tianqiao's receipt from its customers the proceeds on sales of the computer products) from Beijing Tianqiao.

2.3. Consideration and Terms

The total advances made by the Company throughout each of the year ended 31 December 2002, 2003 and 2004 were in an aggregate sum of US$1.4 million (equivalent to approximately RMB11.4 million), US$3.6 million (equivalent to approximately RMB30.0 million) and US$0.3 million (equivalent to approximately RMB2.2 million) respectively. These advances are unsecured, interest-free and have no specific terms of repayment.

On the other hand, the settlement from Beijing Tianqiao to the Group throughout the years ended 31 December 2002, 2003 and 2004 were in an aggregate sum of of US$3.2 million (equivalent to approximately RMB26.6 million), US$2.5 million (equivalent to approximately RMB21.0 million) and US$2.4 million (equivalent to approximately RMB20.0 million) respectively.

As at 31 December 2002, 2003 and 2004, the amount due from Beijing Tianqiao were RMB8.6 million, RMB30.4 million and RMB40.0 million, respectively. All these outstanding advances due from Beijing Tianqiao in respect of the purchase payment on behalf had been fully settled on 30 December 2004.

On the other hand, the Company had also made advances in the sum of RMB13.0 million in January 2003 and RMB40.0 million in November 2004 respectively to Beijing Tianqiao. The sum of RMB13.0 million was fully repaid to the Company in March 2004; whereas the sum of RMB40.0 million was fully repaid to the Company in February 2005 and hence it was recorded as due from Beijing Tianqiao as at 31 December 2004.

The Company is collecting information on the advances made in 2001, January 2003 and November 2004.

2.4. *Reason for the Transaction*

Beijing Tianqiao was the Mainland China distribution agents for several overseas computer product suppliers. In order to benefit from Beijing Tianqiao's well established connection with overseas suppliers and the purchase discount offered by such overseas suppliers to Beijing Tianqiao as a distributor (the difference between the discount offered to a distributor and a non-distributor was in the range of 5% to 8%), the Company agreed with Beijing Tianqiao that Beijing Tianqiao would handle on behalf of the Company, free of charge, certain of overseas trading operations, including negotiation with overseas suppliers, placing order to suppliers and tracing the proper delivery of the goods etc. In return, the Company handle on behalf of Beijing Tianqiao, free of charge, payments to suppliers and receipts from customers in respect of Beijing Tianqiao's trading. Also, the Company is responsible for handling the payments to overseas suppliers and receipts from customers in respect of its own trading.

The Directors were of the opinion that this arrangement was in the interests of the Company and the Shareholders as a whole.

On handling the payments and receipts on behalf of Beijing Tianqiao, occasionally payments made by the Company on behalf exceeded the receipts from Beijing Tianqiao's customers, thus resulting in a due from Beijing Tianqiao. The Directors were not aware of that such excess payments over receipts on behalf of Beijing Tianqiao would constitute connected transactions, or resulted in provision of financial assistance to connected persons. As such, these advances were not disclosed and approved by Shareholders pursuant to the GEM Listing Rules. The Directors also emphasized that these advances or the amount due from Beijing Tianqiao were properly recorded in the annual reports for each of the years ended 31 December 2002, 2003 and 2004, respectively.

2.5. Connected Transaction

Beijing Tianqiao was a promoter of the Company and therefore Beijing Tianqiao was a connected person to the Company. Such advances constituted a connected transaction subject to the disclosure requirements and approval by Shareholders as required under the GEM Listing Rules.

The Directors at the relevant time consider that the payment on behalf of Beijing Tianqiao does not constitute an advance to the Beijing Tianqiao. However, the Stock Exchange is of the view that the advance on purchase payment on behalf of Beijing Tianqiao constituted an advance to an entity under Rule 17.15 of the GEM Listing Rules as well as a provision of financial assistance to a connected person under Rule 20.13(2)(a)(i), and should be subject to disclosure and Shareholders' approval requirements.

2.6. Remedial Action

The Directors will closely monitor the payments and receipts on behalf of Beijing Tianqiao in order to avoid any incidence that the Company payments on behalf exceed the receipts on behalf. Further, the Directors have taken necessary measures to strengthen their communication systems and training programs, for examples, seeking advices from independent non-executive directors and/or external professional advisors before executing any material transactions with connected persons, towards the compliance with the GEM Listing Rules.

3. Connected Transaction: Advance on license fee payment on behalf of BBON

3.1. Date and parties of the transactions

Throughout the years ended 31 December 2002, 2003 and 2004, the Company had made various advances to BBON.

3.2. Transaction

BBON was licensed by The Online Education Company, a U.S. company (an online education company in the U.S.) for reselling the online training software of The Online Education Company in the PRC. The Company had made advances for the settlement of license fee payments on behalf of BBON.

3.3. Consideration and Terms

The total advances made by the Company throughout each of the year ended 31 December 2002, 2003 and 2004 were in an aggregate sum of US$0.6 million (equivalent to approximately RMB5.0 million) and US$0.4 million (equivalent to approximately RMB3.3 million), and US$0.1 million (equivalent to approximately RMB0.9 million) respectively. These advances are unsecured, interest-free up to April 2003 and have no specific terms of repayment. At the same time, the Company charged interest at commercial rates on these advances of RMB0.8 million and RMB0.8 million for each of the year ended 31 December 2003 and 2004 respectively. On the other hand, the Company received deposits in RMB from BBON of RMB1.2 million and RMB0.9 million for each of the year ended 31 December 2003 and 2004 respectively. Such deposits served as collateral against certain licence fee payments made on half of BBON.

As at 31 December 2002, 2003 and 2004, the amount due from BBON were RMB5.0 million, RMB7.9 million and RMB8.3 million respectively. All these outstanding amounts due from BBON had been fully settled on 20 June 2005.

3.4. Reason for the Transaction

The licence fee payments were made originally for settlement to The Online Education Company in the anticipation that the Company can itself develop the related online education business. However, owing to the Company's lack of online education background and manpower, The Online Education Company was reluctant to accept the Company as its suitable joint venture partners. After several discussions and negotiations, The Online Education Company could not reach an agreement with the Company. Afterwards, the Company decided to refer this project to another company, BBON.

Since the Company had already paid the licence fee to The Online Education Company, such sums were required to be converted into an amount due from BBON. The Company had not been able to recover such licence fee yet and thus the licence fee payment constituted connected transactions, or resulted in provision of financial assistance to connected persons. As such, based on the Directors' belief, they did not aware of these advances required any disclosure or approval by Shareholders. The Directors also emphasized that these advances or the amount due from BBON were properly recorded in the annual reports for each of the years ended 31 December 2002, 2003 and 2004, respectively.

3.5. Connected Transaction

BBON was owned as to 50% interest by the Peking University and 50% interest by Beida Jade Bird. Both the Peking University and Beida Jade Bird are promoters of the Company and therefore they are connected persons. The Directors at the relevant time consider that the payment on behalf of BBON does not constitute an advance to BBON. However, the Stock Exchange is of the view that the payment of the licence fee to BBON constituted connected transactions and should be subject to disclosure and Shareholders' approval requirements.

3.6. Remedial Action

BBON had fully repaid to the Company all the amounts due from BBON on 20 June 2005. The Directors will make their best endeavour to avoid the recurrence of such similar incidences in the future. Further, the Directors have taken necessary measures to strengthen their communication systems and training programs, for examples, seeking advices from independent non-executive directors and/or external professional advisors before executing any material transactions with connected persons, towards the compliance with the GEM Listing Rules.

4. Breaches of the GEM Listing Rules

All these connected transactions happened throughout the years ended 31 December 2002, 2003 and 2004, the delay in disclosure of these connected transactions has constituted breaches to the GEM Listing Rules. The Stock Exchange reserves the rights to take appropriate actions against the Company and/or the Directors in respect of the breaches of the GEM Listing Rules.

The Company is currently collecting information relating various advances of funds to connected persons, which may constitute breaches of the GEM Listing Rules. Details of those transaction will be announced shortly, but in any event no later than 18 July 2005.

The Directors undertakes that all future advances to connected persons will be executed in compliance with the GEM Listing Rules.

Mr. Xu Zhi Xiang ("Mr. Xu"), an executive Director of the Company, was publicly censured by the Shanghai Stock Exchange in June 2005 in relation to the provision of financial assistance by Beijing Tianqiao to connected persons (as defined in the listing rules of the Shanghai Stock Exchange). Mr. Xu is a director and the chairman of the board of directors of Beijing Tianqiao.

5. General

The Group are engaged in the research, development, manufacturing, marketing and sale of embedded systems products, including network security products, wireless fire alarm systems, smart card application systems, remote automatic metre-reading systems and related products. The Group is also engaged in the sale of computer products and the provision of total solution services through the application of its existing embedded system products.

DEFINITIONS

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"Acquisition"	the proposed acquisition of the Sale Shares, representing 44% equity interest in Donghua, and the Sale Loan by the Company from Beida Jade Bird pursuant to the Share Transfer Agreement
"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Beida Jade Bird"	北京北大青鳥有限責任公司(Beijing Beida Jade Bird Limited), a company incorporated with limited liability in the PRC and a promoter of the Company
"Beijing Tianqiao"	北京天橋北大青鳥科技股份有限公司(Beijing Tianqiao Beida Jade Bird Sci-Tech Co., Ltd.), a company incorporated with limited liability in the PRC and was a promoter of the Company. On 5 February 2005, Beijing Tianqiao transferred its entire holding of 75,000,000 domestic shares in the Company to Beida Jade Bird
"BBON"	北京北大在線網絡有限責任公司(Beijing Beida Online Network Co., Ltd.), a company incorporated with limited liability in the PRC, which is owned as to 50% by Beida Jade Bird and 50% by the Peking University
"Board"	the board of Directors
"Company"	北京北大青鳥環宇科技股份有限公司(Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM
"Completion"	completion of the Acquisition in accordance with the Share Transfer Agreement
"connected person(s)"	has the meaning ascribed to it under the GEM Listing Rules

"Director(s)"	the director(s) of the Company
"Dongcheng Residential Centre"	北京市東城區住宅發展中心(Beijing Dongcheng Residential Centre) which is under the supervision of Dongcheng District of the Beijing Municipal Government
"Donghua"	北京城建東華房地產開發有限責任公司(Beijing Chengjian Donghua Real Estate Development Company Limited), a company incorporated in the PRC with limited liability
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.1 each and which are listed on GEM and traded in HK$
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hua Yuen"	Beijing Hua Yuen Real Estate Joint Stock Company Limited, a company incorporated in the PRC
"Independent Shareholder(s)"	any shareholder(s) of the Company that is not required to abstain from voting at a general meeting to approve a connected transaction
"Land"	a parcel of land with a site area of about 143,000 square metres located at Dong Zhi Men Wai, Dongcheng District, Beijing (北京市東城區東直門外)
"PRC"	People's Republic of China
"Project"	the development of the Land into a transportation terminal for high-speed trains linking the city and the airport and other transports and a large-scale commercial and residential complex having a total gross floor area of about 790,800 square metres.
"RMB"	Reminbi, the lawful currency of the PRC
"Sale Loan"	44% of the Shareholder's Loan to be assigned to the Company pursuant to the Share Transfer Agreement
"Sale Shares"	44% of the registered capital of Donghua to be acquired by the Company pursuant to the Share Transfer Agreement
"SGM"	the special general meeting of the Company to be convened on 19 August 2005 for the purpose of approving the Share Transfer Agreement and the transactions contemplated therein by Shareholders other than Beida Jade Bird and its associates

"Shareholder(s)"	shareholder(s) of the Company
"Share Transfer Agreement"	the conditional share transfer agreement dated 24 March 2005 and entered into between Beida Jade Bird and the Company in relation to the Acquisition
"Shareholder's Loan"	the loan in the aggregate amount of RMB140 million (approximately HK$132.1 million) that was originally due by Donghua to Hua Yuen, which had subsequently agreed to assign the loan to Beida Jade Bird pursuant to a share transfer agreement entered into between Hua Yuen and Beida Jade Bird in February 2005
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"U.S."	United States of America
"US$"	the United States Dollars
"%"	per cent

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 7 July 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

3997

FORMS RELATING TO LISTING

Form F

The Growth Enterprise Market (GEM)

Company Information Sheet

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this information sheet, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this information sheet.

Company name : Beijing Beida Jade Bird Universal Sci-Tech Company Limited
北京北大青鳥環宇科技股份有限公司

Stock code (ordinary shares): 8095

This information sheet contains certain particulars concerning the above company (the "Company") which is listed on the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong Limited (the "Exchange"). These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules"). They will be displayed at the GEM website on the Internet. This information sheet does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of 28 June 2005.

A. General

Place of incorporation	:	The People's Republic of China
Date of initial listing on GEM	:	27 July 2000
Name of Sponsor(s)	:	N/A
Names of directors	:	*Executive Directors* Mr. Xu Zhen Dong (許振東先生) Mr. Xu Zhi Xiang (徐祇祥先生) Mr. Zhang Wan Zhong (張萬中先生) *Non-executive Directors* Mr. Lo Lin Shing, Simon (魯連城先生) Mr. Liu Yong Jin (劉永進先生) Mr. Hao Yi Long (郝一龍先生) Mr. Li Li Xin (李立新先生) *Independent non-executive Directors* Mr. Wang Chao Yong (汪超湧先生) Mr. Nan Xiang Hao (南相浩先生) Mr. Chin Man Chung, Ambrose (錢文忠先生)

Name(s) of substantial shareholder(s) : (as such term is defined in rule 1.01of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company

Shareholder	No. of Shares	Percentage of issued share capital
Peking University [(1)]	310,000,000	26.16%
Dynamic Win Assets Limited	205,414,000	17.34%
Heng Huat Investments Limited [(2)]	205,414,000	17.34%

(1) By reason of its direct and indirect interests in Beijing Beida Jade Bird Software System Co., Beijing Beida Jade Bird Limited and Beijing Beida Yu Huan Microelectronics System Engineering Company.
(2) By reason of its interests in Dynamic Win Assets Limited.

Name(s) of company(ies) listed on GEM or the Main Board of the Stock Exchange within the same group as the Company: Nil

Financial year end date : 31 December

Registered address : Room 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Head office and principal place of business : *Principal place of business in the PRC*
3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

Web-site address (if applicable) : www. jbu.com.cn

Share registrar : Hong Kong Registrars Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Auditors	:	Ernst & Young *Certified Public Accountants* 18th Floor, Two International Finance Centre, 8 Finance Street Central Hong Kong

B. Business activities

The Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software application and designing integrated circuits for embedded system. The Company is also engaged in the design, manufacture, marketing, distribution and sale of embedded system products, namely, network security products, wireless fire alarm systems, remote automatic meter-reading systems and related products. The Company is also engaged in the sale of computer products and the provision of total solutions through applications of its existing embedded system products.

C. Ordinary shares

Number of Promoters' Shares in issue	:	700,000,000
Number of H Shares in issue	:	484,800,000
Par value of H Shares in issue	:	RMB0.10
Board lot size (in number of shares)	:	1,000
Name of other stock exchange(s) on which ordinary shares are also listed	:	Nil

D. Warrants

Nil

E. Other securities

Nil

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet ("the Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet, as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

Xu Zhen Dong	Xu Zhi Xiang
Zhang Wan Zhong	Lo Lin Shing, Simon
Liu Yong Jin	Hao Yi Long
Li Li Xin	Wang Chao Yong
Nan Xiang Hao	Chin Man Chung, Ambrose

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

DELAY IN DISCLOISNG DETAILS OF FURTHER CONNECTED TRANSACTIONS

The disclosure of details of further connected transactions will be delayed from 18 July 2005 to 28 July 2005.

Reference is made to the announcement dated 7 July 2005 issued by the Company in relation to the delay in disclosure of certain connected transactions (the "Announcement"). Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

The Directors noted that there are further connected transactions in respect of various advances of funds to connected persons need to be disclosed in addition to those disclosed in the Announcement for the years ended 31 December 2002, 2003 and 2004. These further connected transactions may constitute breaches of the GEM Listing Rules.

Details of further connected transactions were scheduled to be disclosed on or before 18 July 2005 as mentioned in the Announcement. However, the Company is still in the progress of collecting the relevant information relating to these advances of funds to connected persons. In this connection, the disclosure of details of further connected transactions will be delayed from 18 July 2005 to 28 July 2005.

By Order of the Board of
Beijing Beida Jade Bird Universal
Sci-tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 18 July 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") hereby announces that a meeting of the Board will be held at Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Thursday, 11 August 2005 at 11:30 a.m. for the following purposes:-

1. To consider and approve the interim unaudited results of the Company and its subsidiaries for the six months ended 30 June 2005 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 26 July 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan

Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

FURTHER DELAY IN DISCLOISNG DETAILS OF FURTHER CONNECTED TRANSACTIONS

The disclosure of details of further connected transactions will be further delayed from 28 July 2005 to 4 August 2005.

Reference is made to the announcement dated 7 July 2005 issued by the Company in relation to the delay in disclosure of certain connected transactions (the "Announcement") and the Company's announcement dated 18 July 2005 in respect of the delay in disclosing details of further connected transactions. Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

The Directors noted that there are further connected transactions in respect of various advances of funds to connected persons need to be disclosed in addition to those disclosed in the Announcement for the years ended 31 December 2002, 2003 and 2004. These further connected transactions may constitute breaches of the GEM Listing Rules.

Details of further connected transactions were scheduled to be disclosed on or before 28 July 2005 as mentioned in the announcement dated 18 July 2005. However, more time is required by the Company to finalize the relevant information relating to these advances of funds to connected persons. In this connection, the disclosure of details of further connected transactions will be further delayed to on or before 4 August 2005.

By Order of the Board of
Beijing Beida Jade Bird Universal
Sci-tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 28 July 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

DELAY DISCLOSURE OF FURTHER CONNECTED TRANSACTIONS

Further to the announcement dated 7 July 2005 issued by the Company, the Directors noted that further connected transactions needed to be disclosed for the period from 27 July 2000 (date of Listing) to 31 December 2000 and each of the years ended 31 December 2001, 2002, 2003 and 2004. The delay in disclosure of the connected transactions has constituted breaches of the GEM Listing Rules. The Stock Exchange reserves the rights to take appropriate actions against the Company and/or the Directors in respect of the breaches of the GEM Listing Rules.

The following table summarises a list of transactions which are the subject of the breaches:

Period	**Breaches**
1. 2004	Provision of financial assistance to Beijing Tianqiao in the sum of RMB55 million
	Provision of financial assistance to Beida Sci-Tech in the aggregate amount of RMB47 million
	Provision of financial assistance to Shanghai Jade Bird Development in the sum of RMB2 million
	Provision of financial assistance to Beida Jade Bird in the sum of RMB1 million

2.	2003	Provision of financial assistance to HK Jade Bird Sci-Tech in the sum of RMB3.2 million Provision of financial assistance to Beida Sci-Tech in the sum of RMB8.6 million Provision of financial assistance to Beijing Tianqiao in the aggregate amount of RMB13 million
3.	2001 and 2002	Provision of financial assistance to Security System in the sum of RMB1 million
4.	2001	Provision of financial assistance to Beijing Tianqiao in aggregate amount of RMB3.7 million
5.	2000	Provision of financial assistance to Beijing Tianqiao in aggregate amount of RMB38.1 million

Beijing Tianqiao, Beida Sci-Tech, Shanghai Jade Bird Development, HK Jade Bird Sci-Tech and Security System are associates of Beida Jade Bird. Beida Jade Bird and its associates hold 26.16% of the total issued share capital of the Company.

There were no amounts due from these connected persons as at 30 June 2005 except that there were an amount of RMB287 million due from HK Jade Bird Sci-Tech and an amount of RMB33 million due from Wisdom New Group Limited in respect of the earnest money paid to Beida Jade Bird for the proposed acquisition of 44% equity interest in Chengjian Donghua Real Estate Company Limited as disclosed in Section 1.3 of the Company's announcement dated 7 July 2005.

The Directors undertakes that all future advances to connected persons will be conducted in compliance with the GEM Listing Rules.

Further to the announcement dated 7 July 2005 issued by the Company, the Directors noted that further connected transactions needed to be disclosed for period from 27 July 2000 (date of Listing) to 31 December 2000 and each of the years ended 31 December 2001, 2002, 2003 and 2004. The Company realised that it failed to disclose and obtain the Independent Shareholders' approval in respect of the following advances made to connected persons of the Company as required under the GEM Listing Rules. Details of such advances are set out below:

1. Connected Transaction: Advance to Beijing Tianqiao for placing a deposit for proposed acquisition of 51% equity interest in Jade Bird Commercial

1.1. Date and parties of the transactions

In November 2004, the Company had made an advance to Beijing Tianqiao.

1.2. Transaction

The Company had placed a deposit to Beijing Tianqiao for the proposed acquisition of 51% equity interest (the "Proposed Acquisition") in 北京北大青鳥商用資訊系統有限公司 Beijing Beida Jade Bird Commercial Information System Limited ("Jade Bird Commercial"), a company incorporated with limited liability in the PRC and is wholly owned by Beijing Tianqiao which was a promoter of the Company holding a 6.33% (presently: nil) interest in the Company at that time.

1.3. Consideration and Terms

The Company had placed a sum of RMB55,000,000 deposit to Beijing Tianqiao, of which RMB15,000,000 was refunded to the Company thirteen days after. Pursuant to the cooperation memorandum dated 5 October 2004 entered into between the Company and Beijing Tianqiao, if the Company did not proceed with the acquisition after conducting its due diligence reviews within three months, the deposit sum should be fully refunded to the Company. As the Proposed Acquisition did not proceed, the remaining deposit sum of RMB40,000,000 was fully refunded to the Company in February 2005 and hence it was recorded as due from Beijing Tianqiao as at 31 December 2004.

1.4. Reason for the Transaction

As the Company intended to tapped into the application of network security system to the finance and insurance industry whereas Jade Bird Commercial had been engaged in the development and applying such financial network security products for some time, the Company placed the deposit for liaising the proposed acquisition of a controlling interest in Jade Bird Commercial.

The Directors were of the opinion that this arrangement was fulfill the principle of commercial interest.

1.5. Connected Transaction

Beijing Tianqiao was one of the promoters of the Company holding a 6.33% (presently: nil) interest in the Company at that time and therefore Beijing Tianqiao was a connected person to the Company. The Directors at the relevant time consider that the payment of deposit to Beijing Tianqiao does not constitute an advance to the Beijing Tianqiao. However, the Stock Exchange is of the view that the deposit payment to Beijing Tianqiao constituted a provision of financial assistance to a connected person under Rule 20.13(2)(a)(i) and a discloseable transaction under Rule 19.34 of the GEM Listing Rules, and should be subject to reporting, announcement and Independent Shareholders' approval requirements as required by the GEM Listing Rules.

2. Connected Transaction: Advance to Beida Sci-Tech for placing deposits for proposed acquisition of intellectual property

2.1. *Date and parties of the transactions*

In November and December 2004, the Company had made various advances to Beida Sci-Tech.

2.2. *Transaction*

The Company had placed various deposits to Beida Sci-Tech for the proposed acquisition of an intellectual property in respect of internet information security (the "Proposed IP Acquisition").

2.3. *Consideration and Terms*

The Company had placed an aggregate amount of RMB47,000,000 deposits to Beida Sci-Tech. Pursuant to the cooperation memorandum dated 6 November 2004 entered into between the Company and Beida Sci-Tech, if the Company did not proceed with the acquisition after conducting its due diligence reviews within 90 days, the entire sum should be fully refunded to the Company. As the Proposed IP Acquisition did not proceed, the entire deposit sum of RMB47,000,000 was fully refunded to the Company in February 2005. Such deposits were not paid out to third party.

2.4. *Reason for the Transaction*

Peking University is one of the promoters of the Company which had signed with the Company a Technological Cooperation and Support Agreement dated 17 April 2000 for the provision of continuous technical cooperation and support by Peking University relating to the research and development of embedded systems to the Company at market price. Accordingly, through acquisition of the intellectual property, the Company can benefit from the technological advantage possessed by Peking University. Therefore, in the Directors' belief, this arrangement met the Company and its shareholders interest, as well as in accordance with the Directors' previous arrangement and promise.

The Directors were of the opinion that this arrangement was fulfill the principle of commercial interest.

2.5. *Connected Transaction*

Beida Sci-Tech was wholly-owned by Peking University which is one of the promoters of the Company holding indirectly in aggregate 26.16% (presently: 26.16%) interest in the Company at that time and therefore a connected person of the Company. The Directors consider that the payment of deposits to Beida Sci-Tech for the Proposed IP Acquisition does not constitute advances to Beida Sci-Tech. However, the Stock Exchange is of the view that the deposit payment to Beida Sci-Tech constituted a provision of financial assistance to a connected person under Rule 20.13(2)(a)(i) and a discloseable transaction under Rule 19.34 of the GEM Listing Rules, and should be subject to reporting, announcement and Independent Shareholders' approval requirements as required by the GEM Listing Rules.

3. Connected Transaction: Advance to Shanghai Jade Bird Development

3.1. Date and parties of the transactions

In September 2004, the Company had made an advance to Shanghai Jade Bird Development.

3.2. Transaction

The Company had made an advance to Shanghai Jade Bird Development for financing Shanghai Jade Bird Development's working capital need.

3.3. Consideration and Terms

The advance amounted to RMB2,000,000 which was unsecured and interest-free. It had been fully repaid in February 2005.

3.4. Reason for the Transaction

The Company had made an advance to Shanghai Jade Bird Development for financing Shanghai Jade Bird Development's working capital need.

3.5. Connected Transaction

Shanghai Jade Bird Development is wholly-owned by Beijing Tianqiao which is one of the promoters of the Company holding a 6.33% (presently: nil) interest in the Company at that time and therefore Shanghai Jade Bird Development is a connected person of the Company. The Stock Exchange is of the view that the advance payment to Shanghai Jade Bird Development constituted a provision of financial assistance to a connected person under Rule 20.13(2)(a)(i) of the GEM Listing Rules, and should be subject to reporting, announcement and the Independent Shareholders' approval requirements as required by the GEM Listing Rules.

4. Connected Transaction: Advance to Beida Jade Bird

4.1. Date and parties of the transactions

In September 2004, the Company had made an advance to Beida Jade Bird.

4.2. Transaction

The Company had made an advance to Beida Jade Bird for financing Beida Jade Bird's working capital need.

4.3. Consideration and Terms

The advance amounted to RMB1,000,000 which was unsecured and interest-free. It had been fully repaid in February 2005.

4.4. Reason for the Transaction

The Company had made an advance to Beida Jade Bird for financing Beida Jade Bird's working capital need.

4.5. Connected Transaction

Beida Jade Bird is one of the promoters of the Company holding a 3.38% (presently 9.71%) interest in the Company at that time and therefore a connected person of the Company. The Stock Exchange is of the view that the advance payment to Beida Jade Bird constituted a provision of financial assistance to a connected person under Rule 20.13(2)(a)(i) of the GEM Listing Rules, and should be subject to reporting, announcement and the Independent Shareholders' approval requirements as required by the GEM Listing Rules.

5. Connected Transaction: Advance to HK Jade Bird Sci-Tech for placing a deposit for a project

5.1. Date and parties of the transactions

In October 2003, the Company had made an advance to HK Jade Bird Sci-Tech.

5.2. Transaction

The Company had placed a deposit to HK Jade Bird Sci-Tech for bidding an overseas education project (the "Overseas Education Project").

5.3. Consideration and Terms

The Company had made deposit in the sum of HK$3,080,000 (equivalent to approximately RMB3,265,000 for bidding the Overseas Education Project through HK Jade Bird Sci-Tech. Such deposit was not paid out to third party. The aggregate sum of HK$3,080,000 was fully refunded to the Company in January 2004.

5.4. Reason for the Transaction

According to the cooperation memorandum dated 15 October 2003 signed between the Company and HK Jade Bird Sci-Tech, HK Jade Bird Sci-Tech acted partially on behalf of the Company to bid the Overseas Education Project whereas the Company intended to participate a portion of the bidding and therefore a deposit of HK$3,080,000 was required from the Company to HK Jade Bird Sci-Tech. If HK Jade Bird Sci-Tech did not proceed with the bidding, the deposit would be refunded through HK Jade Bird Sci-Tech. The Directors were of the opinion that this arrangement was in the interests of the Company and the Shareholders as a whole.

5.5. Connected Transaction

HK Jade Bird Sci-Tech is wholly-owned by Beida Jade Bird which is a promoter of the Company holding a 3.62% (presently 9.71%) interest in the Company at that time in the Company and therefore HK Jade Bird Sci-Tech is a connected person to the Company. The Directors at the relevant time consider that the payment of deposit to HK Jade Bird Sci-Tech does not constitute an advance to the HK Jade Bird Sci-Tech. However, the Stock Exchange is of the view that the deposit payment to HK Jade Bird Sci-Tech constituted a provision of financial assistance to a connected person under Rule 20.12(3)(a)(i) of the then GEM Listing Rules in force prior to 31 March 2004, and should be subject to reporting, announcement and the Independent Shareholders' approval requirements as required by the then GEM Listing Rules.

6. Connected Transaction: Advance to Beida Sci-Tech for placing a deposit for a project

6.1. Date and parties of the transactions

In September 2003, the Company had made an advance to Beida Sci-Tech.

6.2. Transaction

The Company had placed a deposit to Beida Sci-Tech for bidding an internet information security system project of Kaihang Building in Beijing (the "Beijing Kaihang Project").

6.3. Consideration and Terms

The Company had placed a sum of RMB8,600,000 deposit to Beida Sci-Tech. Such deposit was not paid out to third party. The deposit sum of RMB8,600,000 was fully refunded to the Company in March 2004.

6.4. Reason for the Transaction

In bidding the Beijing Kaihang Project, deposits were required from the bidder. As the project was a mega scale information system project, the eligible bidder must have met certain industrial standards and was required to bid for the whole project. Given Beida Sci-Tech possessed the "Grade One Design and Construction Certificate on Security Technology Guard Project" (安全技術防範工程壹級設計施工資質), Beida Sci-Tech bid the project of which the security information system portion was bid on behalf of the Company. Pursuant to the cooperation memorandum dated 15 July 2003 entered into between the Company and Beida Sci-Tech, upon successful bidding, Beida Sci-Tech would subcontract the security information system to the Company. If the bidding by Beida Sci-Tech was unsuccessful, the deposits would be refunded through Beida Sci-Tech. The Directors were of the opinion that this arrangement was in the interests of the Company and the Shareholders as a whole.

6.5. Connected Transaction

Beida Sci-Tech was wholly-owned by Peking University which is one of the promoters of the Company holding indirectly in aggregate 28.08% (presently: 26.16%) interest in the Company at that time and therefore a connected person of the Company. The Directors at the relevant time consider that the payment of deposit to Beida Sci-Tech does not constitute an advance to the Beida Sci-Tech. However, the Stock Exchange is of the view that the deposit payment to Beida Sci-Tech constituted a provision of financial assistance to a connected person under Rule 20.12(3)(a)(i) of the then GEM Listing Rules in force prior to 31 March 2004, and should be subject to reporting, announcement and the Independent Shareholders' approval requirements as required by the then GEM Listing Rules.

7. Connected Transaction: Advance to Beijing Tianqiao for placing deposits for projects

7.1. Date and parties of the transactions

In January 2003, the Company had made two separate advances to Beijing Tianqiao.

7.2. Transaction

The Company had placed two separate deposits to Beijing Tianqiao for the bidding an information infrastructure project in Shanxi Coal Information Construction Project (the "Shanxi Project") and a server project relating to Sinopec (the "Sinopec Project"), respectively.

7.3. Consideration and Terms

The Company also made advances in the sum of RMB3,000,000 and RMB10,000,000, respectively, for the Shanxi Project and the Sinopec Project to Beijing Tianqiao. Such deposits were not paid out to third parties. The aggregate sum of RMB13,000,000 was fully refunded to the Company in March 2004. Because these two projects were mega scale projects which required lengthy critical evaluation by the contractors, the refund was made fourteen months later upon the Company being informed of the unsuccessful bidding.

7.4. Reason for the Transaction

In bidding the Shanxi Project and the Sinopec Project, deposits were required from the bidder. As both projects were mega scale information system projects, the eligible bidder must have met certain industrial standards and was required to bid for the whole project. Given Beijing Tianqiao possessed the "Grade One Computer System Integration Certificate" (壹級計算機系統集成資質) approved by the Ministry of Information Industry in the PRC (國家信息產業部), Beijing Tianqiao bid the whole of these two projects of which the security information system portion were bid on behalf of the Company. Pursuant to the cooperation memoranda dated 24 January 2003 and 15 January 2003 in respect of the Shanxi Project and the Sinopec Project, respectively, entered into between the Company and Beijing Tianqiao, upon successful bidding, Beijing Tianqiao would subcontract the security information system to the Company. If the bidding by Beijing Tianqiao unsuccessful, the deposits would be refunded through Beijing Tianqiao. The Directors were of the opinion that this arrangement was in the interests of the Company and the Shareholders as a whole.

7.5. Connected Transaction

Beijing Tianqiao was a promoter of the Company holding a 7.78% (presently: nil) interest in the Company at that time and therefore a connected person to the Company. The Directors at the relevant time consider that the payment of deposit to Beijing Tianqiao does not constitute an advance to the Beijing Tianqiao. However, the Stock Exchange is of the view that the deposit payment to Beijing Tianqiao constituted a provision of financial assistance to a connected person under Rule 20.12(3)(a)(i) of the then GEM Listing Rules in force prior to 31 March 2004, and should be subject to reporting, announcement and Independent Shareholders' approval requirements as required by the then GEM Listing Rules.

8. Connected Transaction: Advance to Security System for placing deposits for a project

8.1. Date and parties of the transactions

In July 2001 and April 2002, the Company had made two separate advances to Security System.

8.2. Transaction

The Company had placed two separate deposits to Security System for the bidding of a safety control system project in Zhongnanhai (the "Zhongnanhai Project").

8.3. Consideration and Terms

The Company had placed an aggregate sum of RMB1,038,000 deposit, represented by RMB375,000 in 2001 and RMB663,000 in 2002 to Security System. Such deposits were not paid out to third party. The aggregate sum of RMB RMB1,038,000 was fully refunded to the Company in January 2005. Because the relevant government authority had carefully tested the safety control systems from several bidders in 2001 and 2002 where these testing periods were two to three years. Therefore, after they reviewed the results at the end of the testing periods, they then refunded the deposit sum.

8.4. Reason for the Transaction

In bidding the Zhongnanhai Project, deposits were required from the bidder. As the project was a mega scale information system project, the eligible bidder must have met certain industrial standard and was required to bid for the whole project. Given Security System possessed the "Grade A Project Design Certificate" (甲級工程設計證書) approved by the Ministry of Construction in the PRC (國家建設部). Pursuant to the cooperation memorandum dated 2 July 2001 entered into between the Company and Security System, upon successful bidding, Security System, Security System would subcontract the security information system to the Company. If the bidding by Security System was unsuccessful, the deposits would be refunded through Security System. The Directors were of the opinion that this arrangement was in the interests of the Company and the Shareholders as a whole.

8.5. Connected Transaction

Security System is owned as to 80% by Beida Jade Bird (holding a 4.15% (presently 9.71%) interest in the Company at that time) and 20% interest by Beijing Beida Jade Bird Software System (holding a 11.41% (presently: 9.28%) interest in the Company at that time). Both of Beida Jade Bird and Beijing Beida Jade Bird Software System are promoters of the Company and therefore Security System is a connected person of the Company. The Directors at the relevant time consider that the payment of deposit to Security System does not constitute an advance to the Security System. However, the Stock Exchange is of the view that the deposit payment to Security System constituted a provision of financial assistance to a connected person under Rule 20.12(3)(a)(i) of the then GEM Listing Rules in force prior to 31 March 2004, and should be subject to reporting, announcement and the Independent Shareholders' approval requirements as required by the then GEM Listing Rules.

9. Connected Transaction: Advance on purchases payment on behalf of Beijing Tianqiao in 2000 and 2001

9.1. Date and parties of the transactions

Throughout the period from 27 July 2000 (date of Listing) to 31 December 2000 and the year ended 31 December 2001, the Company had made various advances to Beijing Tianqiao.

9.2. Transaction

The Company had made advances on the request of Beijing Tianqiao for the settlement of purchases payments of the computer products to overseas suppliers on behalf of Beijing Tianqiao. On the other hand, the Company had received deposits or settlements (upon Beijing Tianqiao's receipt from its customers the proceeds on sales of the computer products) from Beijing Tianqiao.

9.3. Consideration and Terms

The total advances made by the Company throughout the period from 27 July 2000 (date of Listing) to 31 December 2000 and the year ended 31 December 2001 were in an aggregate sum of US$0.4 million (equivalent to RMB3.7 million) and US$4.6 million (equivalent to RMB38.1 million) respectively. These advances are unsecured, interest-free and have no specific terms of repayment.

On the other hand, the settlement from Beijing Tianqiao to the Group throughout the period from 27 July 2000 (date of Listing) to 31 December 2000 and the year ended 31 December 2001, were in an aggregate sum of US$0.2 million (equivalent to RMB2.0 million) and US$1.8 million (equivalent to RMB14.8 million) respectively.

As at 31 December 2000, 2001 and 2002, the amount due from Beijing Tianqiao were RMB1.0 million, RMB24.5 million and RMB8.6 million, respectively. As mentioned in Section 2.3 of the announcement dated 7 July 2005 issued by the Company, these outstanding advances due from Beijing Tianqiao in respect of the purchase payment on behalf had already been fully settled on 30 December 2004.

9.4. Reason for the Transaction

Beijing Tianqiao was the Mainland China distribution agents for several overseas computer product suppliers. In order to benefit from Beijing Tianqiao's well established connection with overseas suppliers and the purchase discount offered by such overseas suppliers to Beijing Tianqiao as a distributor (the difference between the discount offered to a distributor and a non-distributor was in the range of 5% to 8%), the Company agreed with Beijing Tianqiao that Beijing Tianqiao would handle on behalf of the Company, free of charge, certain of overseas trading operations, including negotiation with overseas suppliers, placing order to suppliers and tracing the proper delivery of the goods etc. In return, the Company handle on behalf of Beijing Tianqiao, free of charge, payments to suppliers and receipts from customers in respect of Beijing Tianqiao's trading. Also, the Company is responsible for handling the payments to overseas suppliers and receipts from customers in respect of its own trading.

The Directors were of the opinion that this arrangement was in the interests of the Company and the Shareholders as a whole.

On handling the payments and receipts on behalf of Beijing Tianqiao, occasionally payments made by the Company on behalf exceeded the receipts from Beijing Tianqiao's customers, thus resulting in amounts due from Beijing Tianqiao. The Directors were not aware that such excess payments over receipts on behalf of Beijing Tianqiao would constitute connected transactions, or result in provision of financial assistance to connected persons. As such, these advances were not disclosed and approved by the Independent Shareholders pursuant to the GEM Listing Rules. The Directors also emphasized that these advances or the amount due from Beijing Tianqiao were properly recorded in the annual reports for each of the year ended 31 December 2000 and 2001, respectively.

9.5. Connected Transaction

Beijing Tianqiao was a promoter of the Company holding a 7.78% (presently: nil) interest in the Company at that time and therefore a connected person to the Company. The Directors at the relevant time consider that the payment on behalf of Beijing Tianqiao does not constitute an advance to the Beijing Tianqiao. However, the Stock Exchange is of the view that the advance on deposit payment to Beijing Tianqiao constituted a provision of financial assistance to a connected person under Rule 20.12(3)(a)(i) of the then GEM Listing Rules in force prior to 31 March 2004, and should be subject to reporting, announcement and Independent Shareholders' approval requirements as required by the then GEM Listing Rules.

10. Breaches of the GEM Listing Rules

All the above-mentioned connected transactions happened throughout the period from 27 July 2000 (date of Listing) to 31 December 2000 and each of the years ended 31 December 2001, 2002, 2003 and 2004. The delay in disclosure of these connected transactions and/or failure to obtain Independent Shareholders' approval has constituted breaches to the GEM Listing Rules. The Stock Exchange reserves the rights to take appropriate actions against the Company and/or the Directors in respect of the breaches of the GEM Listing Rules.

The Directors undertakes that all future advances to connected persons will be conducted in compliance with the GEM Listing Rules.

11. Remedial Actions

All these connected persons had fully repaid to the Company all the amounts due up to the date of this announcement except that there were an amount of RMB287 million due from HK Jade Bird Sci-Tech and an amount of RMB33 million due from Wisdom New Group Limited in respect of the earnest money paid to Beida Jade Bird for the proposed acquisition of 44% equity interest in Chengjian Donghua Real Estate Company Limited as disclosed in Section 1.3 of the Company's announcement dated 7 July 2005. The Directors will make their best endeavour to avoid the recurrence of such similar incidences in the future. Further, the Directors have taken necessary measures to strengthen their communication systems and training programs, for examples, seeking advices from independent non-executive directors and/or external professional advisors before executing any material transactions with connected persons, towards the compliance with the GEM Listing Rules.

12. General

The Group is engaged in the research, development, manufacturing, marketing and sale of embedded systems products, including network security products, wireless fire alarm systems, smart card application systems, remote automatic metre-reading systems and related products. The Group is also engaged in the sale of computer products and the provision of total solution services through the application of its existing embedded system products.

DEFINITIONS

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Beida Jade Bird"	北京北大青鳥有限責任公司 Beijing Beida Jade Bird Limited, a company incorporated with limited liability in the PRC and a promoter of the Company. Its principal business is high technology and telecommunications related businesses, which include business activities relating to or investments in software, microelectronics, system integration, telecommunications, network operation, education and real estate, etc.
"Beida Sci-Tech"	北京北大科技實業發展中心 Beijing Science and Technology Enterprise Development Center of Peking University, a company incorporated with limited liability in the PRC and is wholly owned by Peking University which is a promoter of the Company. Its principal business is investment in high technology businesses.
"Beijing Tianqiao"	Beijing Tianqiao Beida Jade Bird Sci-Tech Co., Ltd., a company incorporated with limited liability in the PRC and was a promoter of the Company. On 5 February 2005, Beijing Tianqiao transferred its entire holding of 75,000,000 domestic shares in the Company to Beida Jade Bird. It is a company listed on the Shanghai Stock Exchange in the PRC and its principal business is the design, development, manufacture and marketing of business automation system and bank funds clearing and payment systems.
"Board"	the board of Directors
"Company"	北京北大青鳥環宇科技股份有限公司 Beijing Beida Jade Bird Universal Sci-Tech Company Limited, a sino-foreign joint stock limited company incorporated in the People's Republic of China with limited liability with its H Shares listed on GEM
"connected person(s)"	has the meaning ascribed to it under the GEM Listing Rules
"Director(s)"	the director(s) of the Company
"GEM"	The Growth Enterprise Market of the Stock Exchange

"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.1 each and which are listed on GEM and traded in HK$
"HK Jade Bird Sci-Tech"	Hong Kong Jade Bird Sci-Tech Limited, a company incorporated with limited liability in Hong Kong and is wholly owned by Beida Jade Bird which is a promoter of the Company. Its principal business is investment holding.
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Shareholder(s)"	any shareholder(s) of the Company that is not required to abstain from voting at a general meeting to approve a connected transaction
"Listing"	the dealings in the H Shares on GEM commenced
"PRC"	People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Security System"	北京北大青鳥安全系統有限責任公司 Beijing Jade Bird Security System Company Limited, a company incorporated with limited liability in the PRC and is owned as to 80% by Beida Jade Bird and 20% by Beijing Beida Jade Bird Software System. Both of Beida Jade Bird and Beijing Beida Jade Bird Software System are promoters of the Company. Its principal business is design, development, manufacture and marketing of property security and automation system.
"Shanghai Jade Bird Development"	上海北大青鳥企業發展有限公司 Shanghai Beida Jade Bird Enterprise Development Limited, a company incorporated with limited liability in the PRC and is wholly owned by Beijing Tianqiao which is a promoter of the Company. Its principal business is investment in high technology and real estate businesses.
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	the United States Dollars
"%"	per cent

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 4 August 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2005

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and is subsidiaries (collectively as the "Group") is pleased to announce the unaudited consolidated results of the Group for the three months and six months ended 30 June 2005 together with the unaudited comparative figures for the corresponding period in 2004 as follows:

UNAUDITED CONSOLIDATED INCOME STATEMENT

		Three months ended 30 June		Six months ended 30 June	
		2005	**2004**	**2005**	**2004**
	Notes	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	*2*	32,171	26,264	48,261	48,476
Investment income, other revenue and gains	*3*	239	–	339	289,223
Operating expenses:					
Materials and equipment		(26,232)	(19,664)	(38,700)	(37,222)
Employee costs		(3,767)	(3,954)	(8,589)	(9,285)
Depreciation of property, plant and equipment		(443)	(492)	(914)	(959)
Amortisation of goodwill and intangible assets		(60)	(1,471)	(120)	(2,943)
Other operating expenses		(3,754)	(4,015)	(5,416)	(6,781)
Total operating expenses		(34,256)	(29,596)	(53,739)	(57,190)
Profit/(Loss) from operating activities		(1,846)	(3,332)	(5,139)	280,509
Finance income/(costs)					
Interest income		1,741	797	2,554	1,305
Interest expense		(4,866)	(2,236)	(8,490)	(5,111)
Exchange gains/(losses)		372	382	(113)	(908)
Profit/(Loss) before tax		(4,599)	(4,389)	(11,188)	275,795
Tax	*4*	–	(112)	–	(112)
Profit/(Loss) before minority interests		(4,599)	(4,501)	(11,188)	275,683
Minority interests		343	171	1,325	1,407
Net profit/(loss) from ordinary activities attributable to shareholders		(4,256)	(4,330)	(9,863)	277,090
Interim dividends declared	*5*	–	11,848	–	11,848
Earnings/(Loss) per share-basic *(RMB cents)*	*6*	(0.36)	(0.39)	(0.83)	25.00

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2005 RMB'000	Audited 31 December 2004 RMB'000
Non-current assets			
Property, plant and equipment	7	16,188	9,656
Intangible assets		160	280
Goodwill		7,333	7,333
Long term investments	8	653,907	362,581
		677,588	379,850
Current assets			
Inventories	9	20,880	22,813
Trade receivables	10	37,075	27,578
Due from shareholders		23	43,781
Due from related parties	11	321,034	381,753
Prepayments, deposits and other receivables		114,500	8,641
Short term investments		–	2,000
Cash and bank balances		272,146	322,066
		765,658	808,632
Current liabilities			
Short term bank loans	12	268,635	310,017
Trade payables	13	14,805	14,991
Advance from customers		7,710	9,827
Accrued liabilities and other payables		10,893	22,212
Due to shareholders		11,377	1,261
Due to related parties		260	1,993
Taxes payable		6,658	6,313
		320,338	366,614
Net current assets		445,320	442,018
Total assets less current liabilities		1,122,908	821,868
Long term bank loans	14	21,310	–
Minority interests		1,737	3,470
Net assets		1,099,861	818,398
Represented by:			
Share capital		118,480	118,480
Reserves		721,997	430,671
Retained profits		259,384	269,247
Shareholders' equity		1,099,861	818,398

CONDENSED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Net cash inflow/(outflow) from operating activities	(16,058)	21,268
Net cash inflow from investing activities	49,708	463,673
Net cash inflow/(outflow) from financing activities	(28,562)	(26,465)
Increase in cash and cash equivalents	5,088	458,476
Cash and cash equivalents, beginning of period	164,542	88,322
Cash and cash equivalents, end of period	169,630	546,798
Analysis of Balances of Cash and Cash Equivalents		
Cash and bank balances	272,146	710,579
Less: Non-pledged bank time deposits with original maturity of more than three months when acquired	(102,516)	(163,781)
Cash and cash equivalents for the purpose of the cash flow statement	169,630	546,798

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued share capital	Capital reserve	Statutory reserve funds	Investment revaluation reserve	Retained Profits	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
1 January 2004:	110,400	322,479	17,867	-	83,421	534,167
Issue of H shares	8,080	56,210	-	-	-	64,290
Share issue expenses	-	(2,396)	-	-	-	(2,396)
Net profit for the period	-	-	-	-	277,090	277,090
30 June 2004	118,480	376,293	17,867	-	360,511	873,151
As at 1 January 2005:						
As previously reported	118,480	377,720	52,951	-	269,247	818,398
First adoption of HKAS39	-	-	-	-	285,927	285,927
	118,480	377,720	52,951	-	555,174	1,104,325
Net loss for the period	-	-	-	-	(9,863)	(9,863)
Increase in fair value of long term investment for the period	-	-	-	5,399	-	5,399
As at 30 June 2005	118,480	377,720	52,951	5,399	545,311	1,099,861

Notes:

1. Principal activities and basis of presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products ("NET"), wireless fire alarm systems ("WFAS"), remote automatic meter-reading systems ("RMR") and related products. The Group is also engaged in the sales of computer products ("Computer") and the provision of total solution services through application of its existing embedded system products.

The Unaudited Interim Results of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKAS") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited. They have been prepared under historical cost convention, except for available-for-sale financial assets that have been measured at fair value. The principal accounting policies used in the preparation of the Unaudited Interim Results are consistent with those adopted in the preparation of the consolidated annual financial statements of the Group for the year ended 31 December 2004, except for those mentioned below.

During the period beginning on 1 January 2005, the Group has adopted, for the first time, a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for the accounting periods beginning on or after 1 January 2005.

The major effects of the new HKFRSs, which have had a material impact on the Unaudited Interim Results, are set out below:

The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" requires the Group's long term investment be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the Group's accounting policy adopted before. The fair value amount is estimated using the market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value amount. Accordingly, the estimates made by the Group are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount. The effect of adopting HKAS 39 was to increase the consolidated retained profits as at 1 January 2005 by approximately RMB286 million. As at 30 June 2005, the fair value of the long term investment increased by approximately RMB5 million as compared to that on 1 January 2005.

The adoptions of HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets" have resulted in ceasing goodwill amortisation and to test for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2005. The transitional provisions of HKFRS 3 have required the Group to eliminate the carrying amount of accumulated amortisation of RMB17,342,000 with a corresponding decrease in goodwill.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	Three months ended 30 June		**Six months ended 30 June**	
	2005	**2004**	**2005**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Sales of embedded systems and related products	11,535	18,224	18,468	38,945
Sales of computer products	20,612	8,027	29,748	8,920
Provision of total solution services	24	13	45	611
Total turnover	32,171	26,264	48,261	48,476

3. Investment income, other revenue and gains

	Three months ended 30 June		**Six months ended 30 June**	
	2005	2004	2005	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Gain on disposal of long term investment *(Note a)*	–	–	–	289,214
Others	239	–	339	9
	239	–	339	289,223

Note (a) Gain on disposal of long term investment for the six months ended 30 June 2004 represents the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

4. **Taxation**

Hong Kong profits tax has not been provided as the Group has no assessable profits arising in Hong Kong during the period (2004: Nil). Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2005 (2004: Nil).

There was no material unprovided deferred tax for the six months ended 30 June 2005 (2004: Nil).

5. **Dividends**

The Board does not recommend the payment of an interim dividend for the three months ended 30 June 2004.

Interim dividend declared for the period ended 30 June 2004 in last financial year represented an interim dividend of RMB1 cent per share for the three months ended 31 March 2004.

6. **Earnings/(Loss) per share**

The calculation of loss per share for the three and six months ended 30 June 2005 were based on the loss attributable to shareholders of approximately RMB4,256,000 and RMB9,863,000, respectively, (2004: profit attributable to shareholders of approximately RMB4,330,000 and RMB277,090,000) and on the weighted average number of 1,184,800,000 shares (2004: 1,112,879,121 shares) and 1,184,800,000 shares (2004: 1,108,439,560 shares), in issue, respectively.

Diluted earnings/(loss) per share amount for the three and six months ended 30 June 2005 had not been presented as no diluting events existed at 30 June 2005.

7. **Property, plant and equipment**

	RMB'000
Cost	
Cost, as at 1 January 2005	34,893
Additions	7,446
Cost, as at 30 June 2005	42,339
Accumulated Depreciation	
Accumulated depreciation, as at 1 January 2005	25,237
Charge for the period	914
Accumulated depreciation, as at 30 June 2005	26,151
Net Book Value	
Net book value, as at 30 June 2005	16,188
Net book value, as at 1 January 2005	9,656

8. **Long term investment**

	30 June 2005	**31 December 2004**
	RMB'000	*RMB'000*
Listed equity investment, at cost	362,581	362,581
Adjustment on fair value upon first adoption of HKAS 39	285,927	–
Increase in fair value for the period	5,399	–
Listed equity investment, at fair value/cost	653,907	362,581

As at 30 June 2005, long term investment represents 383,163,400 ordinary shares in SMIC which is listed on the Hong Kong Stock Exchange, being approximately 2.1% equity interest in SMIC. SMIC is a company incorporated in the Cayman Islands and principally engaged in the manufacturing and marketing of advanced technology semiconductors in Mainland China. In March 2004, upon the global offering of SMIC ordinary shares, the Group disposed of 156,842,000 ordinary shares in SMIC out of its then holding of 540,005,400 ordinary shares in SMIC.

9. Inventories

	30 June 2005	31 December 2004
	RMB'000	*RMB'000*
Raw materials	8,985	5,406
Work-in-progress	2,693	1,560
Finished goods	10,150	16,729
	21,828	23,695
Less: Provision for obsolete and slow-moving inventories	(948)	(882)
	20,880	22,813

10. Trade receivables

The Group normally grants to its customers credit periods ranging from six to twelve months, starting from the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later. Each customer has a maximum credit control limit to minimize credit risk. Overdue balances are reviewed regularly by senior management.

An aged analysis of the trade receivables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later, is as follows:

	30 June 2005	31 December 2004
	RMB'000	*RMB'000*
0 to 3 months	17,960	13,195
3 to 6 months	1,787	11,260
6 to 12 months	7,657	4,328
Over 12 months	44,315	36,139
	71,719	64,922
Less: Provision for doubtful accounts	(34,644)	(37,344)
	37,075	27,578

11. Amount due from related parties

The balance as at 30 June 2005 included an amount of RMB287,321,000 due from Hong Kong Jade Bird Sci-Tech Development Limited and an amount of RMB32,860,000 due from Wisdom New Group Limited in respect of the earnest money paid to Beida Jade Bird Limited for the proposed acquisition of 44% equity interest in Chengjian Donghua Real Estate Company Limited. If the proposed acquisition does not take place, the earnest money in aggregate of RMB320,181,000 shall be fully refunded to the Company without interest. For details, please refer to the Company's circular to shareholders dated 30 June 2005.

12. Short term bank loans

Short term bank loans bear interest at approximately 4.96% to 5.42% per annum at 30 June 2005 (2004: 2.87% to 5.31%).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group and the Company's bank loans of USD32.5 million, equivalent to approximately RMB269 million (2004: RMB310 million) as at the balance sheet date.

13. Trade payables

Aging analysis of trade payables is as follows:

	30 June 2005	31 December 2004
	RMB'000	*RMB'000*
0 to 3 months	2,504	5,353
3 to 6 months	4,989	1,210
6 to 12 months	942	18
Over 12 months	6,370	8,410
	14,805	14,991

14. Long term bank loans

Long term bank loans bear interest at approximately 7.49% per annum at 30 June 2005 (2004: Nil). As at 30 June 2005, the long term bank loans were secured by charges over certain of the Group's machinery and equipment with a net book value of approximately RMB2,608,000 as at 30 June 2005 (2004: Nil) and a land use rights in the PRC owned by a related party.

15. Related party transactions

Particulars of significant transactions between the Group and related parties are summarised below:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Sales of embedded systems products and provision of total solution services to:		
Peking University	–	60
Beijing Tianqiao	303	246
Western Beida Jade Bird Investment Co., Ltd.	–	70
	303	376
Rental expense of an office building charged by Beida Jade Bird	332	456
Interest income on an amount due from Beida On-line	–	235
Write off a receivable from Beida Jade Bird Security System Company Limited	–	127

SEGMENT INFORMATION

(a) Analysis by business segment (consolidated) is as follows:

Six months ended 30 June 2005	NET	WFAS	ASIC (note)	GPS (note)	IC (note)	DVR (note)	RMR	Computer	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE									
Sales to external customers	3,316	14,858	-	-	-	-	339	29,748	48,261
RESULTS									
Segment results	(2,925)	(27)	-	-	-	-	(27)	2,813	(166)
Interest income									2,554
Interests expense									(8,490)
Exchange loss									(113)
Unallocated corporate expenses									(4,973)
Loss before tax									(11,188)
Tax									-
Loss before minority interests									(11,188)
Minority interests									1,325
Net loss from ordinary activities attributable to shareholders									(9,863)

Six months ended 30 June 2004	NET	WFAS	ASIC (note)	GPS (note)	IC (note)	DVR (note)	RMR	Computer	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE									
Sales to external customers	3,575	14,860	20,856	-	123	-	142	8,920	48,476
RESULTS									
Segment results	(2,902)	818	(354)	-	18	-	(306)	(6)	(2,732)
Gain on disposal of shares investment									289,214
Interest income									1,305
Interests expense									(5,111)
Exchange loss									(908)
Unallocated corporate expenses									(5,973)
Profit before tax									275,795
Tax									(112)
Profit before minority interests									275,683
Minority interests									1,407
Net profit from ordinary activities attributable to shareholders									277,090

Note: These are other principal activities formerly engaged by the Group, namely, application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application system ("IC") and digital video recorder systems ("DVR").

(b) Analysis by geographical location (consolidated) is as follows:

	Six months ended 30 June	
	2005	**2004**
	RMB'000	*RMB'000*
Turnover*		
Mainland China	36,778	41,537
Hong Kong	11,483	6,939
	48,261	48,476

* *Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise and rendering of services.*

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the six months ended 30 June 2005 amounted to RMB48,261,000, representing nearly the same as compared to the corresponding period last year.

Although the turnover amounts for both period are similar, the composition of turnover by product has changed significantly with a significant increase in sales of computer products by 233% whereas a sharp drop in sales of embedded systems and related products by 53%.

For the six months ended 30 June 2005, the turnover from the sales of embedded system products and related products and sales of computer products were approximately 38% and 62% respectively.

Finance Cost

The unaudited interest expense of the Group for the six months ended 30 June 2005 was RMB8,490,000, representing a increase of 66% as compared to the corresponding period last year.

The increase in the interest expenses was mainly resulted from the rise in the market interest rate in the PRC.

Net Loss from Ordinary Activities Attributable to Shareholders

The unaudited net loss from ordinary activities attributable to shareholders and loss per share of the Group for the six months ended 30 June 2005 were RMB9,863,000 and RMB0.83 cents respectively.

The down turn from net profit attributable to shareholders in the corresponding period last year to net loss attributable to shareholders for the period was due to the absence of the gain on disposal of part of the Group's shares investment in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004 which was amounted to approximately RMB289,214,000.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and bank loans.

As at 30 June 2005, the Group had cash on hand of RMB272 million and USD short term bank loans totaling RMB269 million (USD32.5 million) borrowed for financing the investment in SMIC and long term bank loans of RMB21 million for construction of plant. The aforesaid USD short term bank loans were guaranteed by a shareholder of the Company and a subsidiary of Peking University whereas the long term bank loans were secured by charge over certain of the Group's machinery and equipment with a net book value of approximately RMB2,608,000 as at 30 June 2005 and land use rights in the PRC owned by a related party.

Other Financial Measures

As at 30 June 2005, the Group had a gearing ratio (the ratio of total bank borrowings to total equity) and the ratio of current liabilities to total assets of 26% and 22%, respectively.

As at 30 June 2005, the Group had no capital commitments and contingent liabilities.

As at 30 June 2005, the Group did not have any buildings, machinery and equipment pledged as collateral for the Group's banking facilities.

BUSINESS REVIEW

Network Security Products

In the first half of the year, the Group has completed the research and development of gateway firewall product series in respect of the hot backup technology. The Group has now proceeded to the research and development of embedded firewall technology. The Group has produced fifty-seven units of JB-FW1/100 and six units of JB-FW1/1000 firewall system. During the period, the following projects were completed: Hunan Postal Service project, the Inner Mongolia People's Bank of China project, Guangzhou Railway Bureau project, Ministry of Communications special case, Fujian Construction Bank project.

During the period Jade Bird Netsoft had completed the research and development of the network management system in respect of the flow analysis and IP address management technology. It also finished the development of NetSureXpert 5.3.0.1 version. Jade Bird Netsoft is currently developing the VPN management technology and the ancillary products of NetSureXpert 5.3.1 version to support the multi-stage system structure.

During the period Jade Bird Netsoft signed up the network management project of: China Unicom, the Henan China Netcom, Hubei Huangshi Xisai Mountain Power Plant, Tianjin Dagang Oil Field, Xu Chang Tobacco Factory, Dongfeng Honda Automobile, Guangzhou Labour and Social Security Bureau, the Chinese Ministry of Public Security Information Center (Golden Shield First Level Networks Operation Maintenance Platform) and the Liuzhou Municipal Party Committee Confidential Bureau.

On the other hand, it also signed up service agreements with the following: Wuhan Tongchuang Science and Technology Limited, Zhongke Software Group Ltd, Jiangxi Pioneer Network Information System Integration Limited, Beijing Zhongkechuang Xinyuan High-tech Limited, Shanghai Wanshen Science and Technology Limited, Beijing Meichuang Tiancheng Software Technology Limited, Legend Network (Shenzhen) Limited, Hunan Lanxing Computer Limited, China Diseases Prophylaxis Control Center.

Wireless Fire Alarm System

The Group had completed the research and development of infra-red light beam linear survey technology and liquid crystal floor monitor, non-address feeling smoke detector research and development... The Group is currently developing general line alarm short-circuits isolation technology and embedded system in fire prevention domain application technology. The Group also plan to research and develop the RTOS immediate operation system and the low pressure carbon dioxide controller technology as well as the infra-red smoke detector.

The Group has finished the projects of Guangzhou Toyota Necessary Life Garden, Dongguan Galaxy Fable Residential District Project.

The Group signed up the following projects: General Time International Community, Pearl River Peak Scenery, Central Fine Arts Institute Teaching Building & Dormitory Building Alarm System, Pearl River Emperor Scenery and Roman Garden

In June 2005, the Group celebrated the grand opening of a new factory together with the fourth anniversary of the wireless fire alarm system segment.

Semiconductor Manufacturing International Corporation ("SMIC")

SMIC reported an increase in capacity to 139,025 8-inch equivalent wafers per month and utilization rate of 87% in the second quarter of 2005.

In June 2005, SMIC had secured a syndicated bank loan of USD600 million for financing the expansion of the capacity of SMIC's three 300mm fabs located in Beijing.

On the technology front, SMIC's first customer products at 90nm are currently under qualification and remain on-schedule. Further along its technology roadmap, SMIC is now developing its 65nm technology process flow in the 300mm fabs.

GOVERNMENT APPROVALS AND AWARDS

The Group's JTG-ZW-JBF-113F ultra-violet fire detector was accredited with an inspection certificate from Shenyang Fire Research Institute.

STAFF

At present, the Group employs approximately 176 employees. Among the employees, 5 of them possess the doctorate degree, 28 of them possess the master degree and 109 of them possess the bachelor degree. In addition, the research and development and technical support team of the Group has 71 members; while sales team has 35 members.

MARKETING ACTIVITIES

During the period, Wuhan Netsoft has held various exhibitions relating to network management software in Beijing, Shanghai, Changsha, Shenzhen and Guangzhou.

OUTLOOK

Network Securtiy Products

The Group will pursue developing the government industry, exploring product sale channel in the energy and transportation industries. At the same time, the Group will continue to accelerate the manufacturing of and promoting the sales of: the new product - Security Assessment Tool 2.0 version which is jointly developed by the Ministry of Public Security and the Group, as well as the firewall JB-FW100MII model.

In view of the increasing demand for the network management platform software in the PRC at an annual rate of over 30%, the market prospect of Jade Bird Netsoft's NetSureXpert is tremendous. The next step for Jade Bird Netsoft is to strengthen the penetration of its product in the finance, military, telecom industries etc. so as to take a breakthrough in the industrial profile. At the same time, Jade Bird Netsoft is going to establish its nine distribution regions in the PRC. Through such development of sales channel by agency, Jade Bird Netsoft can perfect its distribution system and expand the percentage of market share of its product.

Wireless Fire Alarm System

The Group will pursue the technological upgrading of its product and further lowering its cost. At the same time, the Group will start researching and developing a new generation of wireless fire alarm system products so as to strengthen the Group's branding and expansion from the household fire protection business to the industrial fire protection business.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2005, the interests and short positions of the directors, supervisors and chief executive in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by directors, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in ordinary shares of the Company:

		Note	Number of shares held, capacity and nature of beneficiary interest of a trust	Approximate percentage of the Company's total issued domestic share capital	Approximate percentage of the Company's total issued share capital
Name of director					
1.	Mr. Xu Zhen Dong	*(a)*	205,414,000	29.34%	17.34%
2.	Mr. Xu Zhi Xiang	*(a)*	205,414,000	29.34%	17.34%
3.	Mr. Zhang Wan Zhong	*(a)*	205,414,000	29.34%	17.34%
4.	Mr. Liu Yong Jin	*(a)*	205,414,000	29.34%	17.34%
Name of supervisor					
1.	Mr. Zhang Yong Li	*(a)*	205,414,000	29.34%	17.34%
2.	Ms. Dong Xiao Qing	*(a)*	205,414,000	29.34%	17.34%

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in the entire issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 205,414,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors, supervisors and chief executive had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 to 5.67 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the six months ended 30 June 2005, none of the directors or supervisors was granted options to subscribe for H shares of the Company. As at 30 June 2005, none of the directors or the supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2005, the following interests of 5% or more of the issued share capital of the Company (except for Asian Technology Investment Company Limited which has only 4.22% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name		*Notes*	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital
1.	Peking University	*(a)*	Through a controlled corporation	310,000,000	44.28%	26.16%
2.	Beijing Beida Yu Huan Microelectronics System Engineering Company	*(a)*	Directly beneficially owned	85,000,000	12.14%	7.17%
3.	Beijing Beida Jade Bird Software System	*(a)*	Directly beneficially owned	110,000,000	15.71%	9.28%
4.	Beijing Beida Jade Bird Limited	*(a)*	Directly beneficially owned	115,000,000	16.43%	9.71%
5.	Heng Huat	*(b)*	Through a controlled corporation	205,414,000	29.34%	17.34%
6.	Dynamic Win	*(b)*	Directly beneficially owned	205,414,000	29.34%	17.34%
7.	New World CyberBase Limited	*(c)*	Interest of controlled corporation	84,586,000	12.08%	7.14%
8.	New View Venture Limited	*(c)*	Directly beneficially owned	84,586,000	12.08%	7.14%
9.	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14%	4.22%

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.17% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

(iii) 115,000,000 shares (representing approximately 9.71% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(b) The shares of the Company are held by Dynamic Win, which is wholly-owned by Heng Huat.

(c) The shares of the Company-are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section "Directors', supervisors and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

AUDIT COMMITTEE

Pursuant to the Rule 5.28 of the GEM Listing Rules, the Company has set up an audit committee. In compliance with the Rule 5.29 of the GEM Listing Rules, the authority and responsibility of the audit committee has been properly written out. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has three members namely, the three independent non-executive directors, Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose. The audit committee has reviewed the interim results for the six months ended 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the six months ended 30 June 2005, the Company did not purchase, sell or redeem any of the Company's H shares.

COMPLIANCE WITH RULES 5.48 TO 5.67 OF THE GEM LISTING RULES

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard of dealings as set out in Rules 5.48 to 5.67 of the GEM Listing Rules throughout the period under review. Having made specific enquiry of all Directors, the Directors have confirmed that they have complied with such code of conduct and required standard of dealings throughout the period under review.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Rules 5.35 to 5.45 of the GEM Listing Rules setting out the provisions of the practice and procedure of the board of directors have been replaced by Appendix 15 of the Code on Corporate Governance Practices, which took effect from 1 January 2005.

The Company applied the principles and, subject to the following major deviations, complied with all the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 15 of the GEM Listing Rules throughout the period under review, except that:

A4.2 Not all Directors are subject to retirement by rotation at least once every three years; and

B1 The remuneration committee has not yet set up by the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 11 August 2005

As at the date of this report, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

BEIDA JADE BIRD<08095> - Results Announcement (Q2, 2005, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 11/08/20
(stock code: 08095)

Year end date	:31/12/2005
Currency	:RMB
Auditors' report	:N/A
2nd Quarterly Report Reviewed by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(Unaudited) Current Period from 01/01/2005 to 30/06/2005 $'000	(Unaudited) Last Corresponding Period from 01/01/2004 to 30/06/2004 $'000
Turnover	:	48,261	48,476
Profit/(Loss) from Operations	:	(5,139)	280,509
Finance cost	:	(5,936)	(3,806)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	(9,863)	277,090
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(RMB 0.0083)	RMB 0.25
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	(9,863)	277,090
2nd Quarter Dividends per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for 2nd Quarter Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :
Name : Wong Tak Chuen
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1.Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The Unaudited Interim Results of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKAS") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited. They have been prepared under historical cost convention, except for available-for-sale financial assets that have been measured at fair value. The principal accounting policies used in the preparation of the Unaudited Interim Results are consistent with those adopted in the preparation of the consolidated annual financial statements of the Group for the year ended 31 December 2004, except for those mentioned below.

During the period beginning on 1 January 2005, the Group has adopted, for the first time, a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for the accounting periods beginning on or after 1 January 2005.

The major effects of the new HKFRSs, which have had a material impact on the Unaudited Interim Results, are set out below:

The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" requires the Group's long term investment be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the Group's accounting policy adopted before. The fair value amount is estimated using the market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value amount. Accordingly, the estimates made by the Group are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount.

The effect of adopting HKAS 39 was to increase the consolidated retained profits as at 31 December 2004 by approximately RMB286 million. As at 30 June 2005, the fair value of the long term investment increased by approximately RMB5 million as compared

to that on 1 January 2005.

The adoptions of HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets" have resulted in ceasing goodwill amortisation and to test for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) from January 2005. The transitional provisions of HKFRS 3 have required the Group to eliminate the carrying amount of accumulated amortisation of RMB17,342,000 with a corresponding decrease in goodwill.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.
1/4/2005 to\ 1/4/2004 to\ 1/1/2005 to\ 1/1/2004 to
30/6/2005 \ 30/6/2004 \ 30/6/2005 \ 30/6/2004
RMB'000 \ RMB'000 \ RMB'000 \ RMB'000
Sales of embedded systems and related products :
11,535\18,224\ 18,468\38,945
Sales of computer products :
20,612 \8,027\ 29,748\8,920
Provision of total solution services :
24 \13\45 \611
Total turnover :
32,171 \26,264\48,261 \48,476

3. Taxation

Hong Kong profits tax has not been provided as the Group has no assessable profits arising in Hong Kong during the period (2004: Nil). Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the six months ended 30 June 2005 (2004: Nil).

There was no material unprovided deferred tax for the six months ended 30 June 2005 (2004: Nil).

4. Earnings /(Loss) Per Share

The calculation of loss per share for the three and six months ended 30 June 2005 were based on the loss attributable to shareholders of approximately RMB4,256,000 and RMB9,863,000 (2004:profit attributable to shareholders of approximately RMB4,330,000 and RMB277,090,000) and on the weighted average number of 1,184,800,000 shares (2004: 1,112,879,121 shares) and 1,184,800,000 shares (2004:1,108,439,560 shares) in issue, respectively.

Diluted earnings/(loss) per share amount for three and six months ended 30 June 2005 has not been presented as no diluting events existed at 30 June 2005.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular appears for information purposes only and does not constitute an invitation, purchase or subscription for the securities.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your H Shares in **Beijing Beida Jade Bird Universal Sci-Tech Company Limited** (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

MAJOR AND CONNECTED TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF 44% EQUITY INTEREST IN BEIJING CHENGJIAN DONGHUA REAL ESTATE DEVELOPMENT COMPANY LIMITED

Financial adviser to Beijing Beida Jade Bird Universal Sci-Tech Company Limited

taifook大福
capital 融資

Tai Fook Capital Limited

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

GK

G.K. Goh Securities (H.K.) Ltd

A letter from the board of directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited dated 30 June 2005 is set out on pages 4 to 18 of this circular.

A notice convening a special general meeting of Beijing Beida Jade Bird Universal Sci-Tech Company Limited to be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Friday, 19 August 2005 at 11:00 a.m. is set out on pages 115 to 116 in this circular. For holders of H Shares, whether or not you are able to attend the meeting, please complete and return the enclosed reply slip to the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before Friday, 29 July 2005 and the form of proxy in accordance with the instructions printed thereon to the office of the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the special general meeting. For holders of Promoter Shares, whether or not you are able to attend the meeting, please complete and return the enclosed reply slip and form of proxy in accordance with the instructions printed thereon to the place of business of the Company in Beijing at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, PRC as soon as practicable but in any event, for the reply slip, on or before Friday, 29 July 2005 and the form of proxy not less than 24 hours before the time appointed for the holding of the special general meeting. Completion of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

30 June 2005

CHARACTERISTICS OF GEM OF THE STOCK EXCHANGE

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. GEM-listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Acquisition"	the proposed acquisition of the Sale Shares, representing 44% equity interest in Donghua, and the Sale Loan by the Company from the Vendor pursuant to the Share Transfer Agreement
"associate"	has the meaning ascribed to it under the GEM Listing Rules
"Board"	the board of Directors
"Company"	北京北大青鳥環宇科技股份有限公司(Beijing Beida Jade Bird Universal Sci-Tech Company Limited), a sino-foreign joint stock limited company incorporated in the PRC with limited liability with its H Shares listed on GEM
"Completion"	completion of the Acquisition in accordance with the terms of the Share Transfer Agreement
"connected person(s)"	has the meaning ascribed to it under the GEM Listing Rules
"Cooperative Agreement"	the agreement dated 6 February 2005 in respect of the development of the Project entered into between Dongcheng Residential Centre and Donghua
"Directors"	directors of the Company
"Dongcheng Residential Centre"	北京市東城區住宅發展中心(Beijing Dongcheng Residential Centre) which is under the supervision of Dongcheng District of the Beijing Municipal Government
"Donghua"	北京城建東華房地產開發有限責任公司(Beijing Chengjian Donghua Real Estate Development Company Limited), a company incorporated in the PRC with limited liability
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"G.K. Goh"	G.K. Goh Securities (H.K.) Limited, a corporation licensed to conduct types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO (Chapter 571 of the Laws of Hong Kong)
"Group"	the Company and its subsidiaries

"H Shares"	overseas-listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB0.10 each and which are listed on GEM and traded in Hong Kong dollars
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hua Yuen"	北京市華遠地產股份有限公司 (Beijing Hua Yuen Real Estate Joint Stock Company Limited), a company incorporated in the PRC
"Independent Board Committee"	the committee of Directors to be established to advise the Independent Shareholders in respect of the terms of the Share Transfer Agreement
"Independent Shareholders"	Shareholders other than the Vendor and its associates
"Latest Practicable Date"	28 June 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Land"	a parcel of land with a site area of about 143,000 m^2 located at Dong Zhi Men Wai, Dongcheng District, Beijing (北京市東城區東直門外)
"m^2"	square metres
"PRC"	People's Republic of China
"Promoter Shares"	ordinary shares issued by the Company with a nominal value of RMB0.10 each, which have been subscribed for by the promoters of the Company
"Project"	the development of the Land into a transportation terminal for high-speed trains linking the city and the airport and other transports and a large-scale commercial and residential complex having a total gross floor area of about 790,800 m^2
"RMB"	Reminbi, the lawful currency of the PRC
"Sale Loan"	44% of the Shareholder's Loan to be assigned to the Company pursuant to the Share Transfer Agreement
"Sale Shares"	44% of the registered capital of Donghua to be acquired by the Company pursuant to the Share Transfer Agreement
"SFO"	Securities and Futures Ordinance

"SGM"	the special general meeting of the Company to be convened for the purpose of approving the Share Transfer Agreement and the transactions contemplated therein by the Independent Shareholders
"Shares"	H Shares and Promoter Shares
"Shareholders"	the holders of H Shares and Promoter Shares
"Share Transfer Agreement"	the conditional share transfer agreement dated 24 March 2005 and entered into between the Vendor and the Company in relation to the Acquisition
"Shareholder's Loan"	the loan in the aggregate amount of RMB140 million (approximately HK$132.1 million) that was originally due by Donghua to Hua Yuen, which had subsequently agreed to assign the loan to the Vendor pursuant to a share transfer agreement entered into between Hua Yuen and the Vendor in February 2005
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	北京北大青鳥有限責任公司 (Beijing Beida Jade Bird Limited), a company incorporated with limited liability in the PRC and a promoter of the Company

Unless otherwise specified in this circular and for the purpose of illustration only, RMB is translated to HK$ at the rate of HK$1.00 = RMB1.06. No representation is made that any amounts in RMB have been or could be converted at the above rate or at any other rates or at all.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

Executive Directors:
Mr. Xu Zhen Dong *(Chairman)*
Mr. Xu Zhi Xiang
Mr. Zhang Wan Zhong

Non-Executive Directors:
Mr. Lo Lin Shing, Simon
Mr. Liu Yong Jin
Mr. Hao Yi Long
Mr. Li Li Xin

Independent Non-Executive Directors:
Mr. Wang Chao Yong
Prof. Nan Xiang Hao
Prof. Chin Man Chung, Ambrose

Legal Address:
Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC:
3rd Floor, Beida Jade
Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC

Place of business in Hong Kong:
Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong

30 June 2005

To: the Independent Shareholders

Dear Sir,

MAJOR AND CONNECTED TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF 44% EQUITY INTEREST IN BEIJING CHENGJIAN DONGHUA REAL ESTATE DEVELOPMENT COMPANY LIMITED

INTRODUCTION

As announced by the Board on 24 March 2005, the Company and the Vendor entered into the Share Transfer Agreement on 24 March 2005 pursuant to which the Vendor conditionally agreed to sell and the Company conditionally agreed to purchase the Sale Shares, representing 44% of the registered capital of Donghua, and the Sale Loan for an aggregate cash consideration of RMB314.19 million (approximately HK$296.4 million).

The purpose of this circular is to provide you with further details regarding, among other things, the Acquisition, to set out the recommendation of the Independent Board Committee to the Independent Shareholders and the letter of advice from G.K. Goh to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition and to give you the notice of the SGM.

THE SHARE TRANSFER AGREEMENT

Date

24 March 2005

Parties

Purchaser	:	The Company
Vendor	:	北京北大青鳥有限責任公司(Beijing Beida Jade Bird Limited)

The Vendor is one of the promoters of the Company and is therefore a connected person of the Company. As at the Latest Practicable Date, the Vendor and its associates collectively hold approximately 26.16% of the total issued share capital of the Company.

The principal business of the Vendor is high technology and telecommunications related businesses, which include business activities relating to or investments in software, microelectronics, system integration, telecommunications, network operation, education and real estate, etc.

Assets to be acquired

44% of the registered capital of Donghua and 44% of the Shareholder's Loan

Consideration

The consideration for the Sale Shares is RMB252.59 million (approximately HK$238.3 million) and the consideration for the Sale Loan is RMB61.6 million (approximately HK$58.1 million).

The consideration for the Sale Shares has been agreed between the parties by making reference to the acquisition cost of the Vendor. On 23 March 2005, the Vendor entered into an agreement with Dongcheng Residential Centre, which is under the supervision of Dongcheng District of the Beijing Municipal Government, pursuant to which the Vendor agreed to acquire from Dongcheng Residential Centre 54% of the registered capital of Donghua for an aggregate cash consideration of RMB310 million (approximately HK$292.5 million). The acquisition cost of the Sale Shares to the Vendor is therefore RMB252.59 million (approximately HK$238.3 million).

The consideration for the Sale Loan has been agreed between the parties by making reference to the book value of the Shareholder's Loan of RMB140 million (approximately HK$132.1 million) and is equal to 44% of such book value. The Shareholder's Loan was assigned by Hua Yuen, a then shareholder of Donghua, to the Vendor in February 2005. The consideration for such assignment in the amount of RMB140 million had been paid in advance to Hua Yuen by the Vendor on 30 November 2004.

Pursuant to the Share Transfer Agreement, the consideration for the Sale Shares and the Sale Loan shall be fully satisfied in cash upon signing of the Share Transfer Agreement, which amount shall be fully refunded to the Company without interest within 10 business days if the conditions of the Share Transfer Agreement cannot be fulfilled or are not waived by the Company and Completion does not take place within 180 days from the date of the Share Transfer Agreement.

Given the prime location and sizable scale of the Project and its importance of being part of the major infrastructure projects for the Olympic Games in Beijing in 2008, the Directors consider that the commercial prospect of the Project is tremendous. Also, given the fact that the Project will include a transportation terminal connecting to the Beijing Capital Airport, the Directors believe that it is in the interest of the Beijing Municipal Government to ensure the Project to be completed on time so as to meet the expected high volume of passengers at the time of the Olympic Games in 2008. Therefore, Dongcheng Residential Centre, which is under the supervision of Dongcheng District of the Beijing Municipal Government, is involved in the Project. The Directors believe that Dongcheng Residential Centre would not consider any potential buyers unless they are of good reputation and have the financial capability to complete the Project. In order to demonstrate its financial commitment, the Vendor was required by Dongcheng Residential Centre to pay earnest money as a pre-requisite to commence negotiation of the acquisition of the 54% interest in Donghua. The Company, which intended to acquire a significant interest in Donghua through the Vendor, was therefore required to contribute its stake in the earnest money.

Although the Company has not yet completed the due diligence on the Project before making the payment for the earnest money, the Directors have reviewed the valuation report of the Land (the "PRC Valuation Report") prepared by a PRC valuer, which reported a valuation of RMB3.5 billion. Based on such valuation, the Directors believed that the Project has tremendous potential and the fact that Dongcheng Residential Centre is a government entity gave further comfort to the Company. Therefore the Directors considered paying a significant amount of earnest money before completion of due diligence, signing of the Share Transfer Agreement and obtaining shareholders' approval was commercially justifiable, particularly considering the possibility of losing the opportunity to invest in the Project to other potential buyers who were willing to pay the earnest money.

Accordingly, in order to secure the right to participate in the Project via the Vendor, the Company had paid as earnest money to the Vendor, which had then paid such earnest money to Dongcheng Residential Centre in respect of the Sales Shares. Set out below is the schedule of the earnest money paid by the Company to the Vendor.

Time of payment	**Payment amount**
6 July 2004	RMB75 million (approximately HK$70.8 million)
6 September 2004	RMB225 million (approximately HK$212.2 million)
29 October 2004	RMB22 million (approximately HK$20.8 million)
16 December 2004	RMB11 million (approximately HK$10.4 million)
Total	RMB333 million (approximately HK$314.2 million)

As set out above, the Company paid a total of RMB333 million (approximately HK$314.2 million), while in November 2004, the Vendor refunded RMB13 million (approximately HK$12.3 million) to the Company, resulting in a net amount of RMB320 million (approximately HK$301.9 million) earnest money paid by the Company for the acquisition of the Sale Shares. The reason for the Company to have paid an amount in excess of the required earnest money to the Vendor was due to the fact that the parties had only agreed on the consideration for the 54% interest in Donghua until March 2005. By October 2004, the Vendor expected that the consideration for 54% interest in Donghua would be in the region of RMB400 million and therefore requested the Company to pay pro-rata earnest money in the aggregate amount of RMB322 million. In November 2004, the Vendor refunded RMB13 million to the Company since the Vendor then expected a lower consideration. Subsequently in December 2004 when the Vendor expected a higher consideration, it requested the Company to make a further payment of RMB11 million. Also, given that both 北京城建股份有限公司 (which was then a shareholder of Donghua and was subsequently renamed as 北京城建投資發展股份有限公司) ("Beijing Cheng Jian") and Dongcheng Residential Centre are under the supervision of the Beijing Municipal Government, the Directors considered that it is acceptable to make the payment of earnest money to Dongcheng Residential Centre, which would be the owner of the 54% interest immediately prior to the disposal of such interest to the Vendor.

On 9 September and 30 November 2004, the Vendor paid earnest money of RMB200 million and RMB120 million respectively to Dongcheng Residential Centre for the 44% interest in Donghua on behalf of the Company. In addition, on 30 November 2004, the Vendor paid to Dongcheng Residential Centre earnest money of RMB180 million (approximately HK$169.8 million).

Upon signing of the Share Transfer Agreement, an amount of RMB314.19 million (approximately HK$296.4 million) of the earnest money has been applied by the Vendor as full payment for the consideration of the Acquisition. The remaining balance of the earnest money of RMB5.81 million (approximately HK$5.5 million) over the aggregate consideration for the Acquisition has been repaid to the Company on 7 April 2005.

The earnest money and hence the consideration has been paid by the Company from its internal cash resources.

The Directors consider that the earnest money, which was paid via the Vendor, was ultimately received by Dongcheng Residential Centre, should not constitute an advance to the Vendor. However, the Stock Exchange noted that (i) the Vendor had retained the funds paid by the Company for a period of time before paying to Dongcheng Residential Centre; (ii) the amount of earnest money paid by the Company to the Vendor exceeded the amount of money paid to Doncheng Residential Centre; and (iii) the excessive funds paid by the Company to the Vendor were not refunded to the Company timely. Accordingly, the Stock Exchange is of the view that the payment of the earnest money to the Vendor constituted an advance to an entity under Rule 17.15 of the GEM Listing Rules as well as a provision of financial assistance to a connected person under Rule 20.13(2)(a)(i), and should be subject to disclosure and shareholders' approval requirements. Therefore, the payment of the earnest money by the Company constituted a breach of the GEM Listing Rules. The Stock Exchange reserves the right to take action against the Company and/or its Directors.

Mr. Xu Zhi Xiang ("Mr. Xu"), an executive Director, was publicly censured by the Shanghai Stock Exchange in June 2005 in relation to the provision of financial assistance by 北京天橋北大青鳥科技股份有限公司 (Beijing Tianqiao Beida Jade Bird Sci-Tech Co., Ltd.) ("Tianqiao Beida") to connected persons (as defined in the listing rules of the Shanghai Stock Exchange). Mr. Xu is a director and the Chairman of the board of directors of Tianqiao Beida.

Conditions

Completion is conditional upon the following conditions:

1. completion of the acquisition of 54% of the registered capital of Donghua by the Vendor from Dongcheng Residential Centre;

2. due execution of the Share Transfer Agreement by the authorised signatory of the Company and the Vendor;

3. approval of the transfer of the Sale Shares to the Company by the shareholders of Donghua;

4. approval by the shareholders of the Vendor of the Share Transfer Agreement and the transactions contemplated therein;

5. approval by the Independent Shareholders of the Share Transfer Agreement and the transactions contemplated therein at the SGM;

6. all necessary approvals and permissions from the relevant government and/or regulatory authorities to give effect to the transactions contemplated under the Share Transfer Agreement being obtained, including but not limited to, the amendment of the articles of association and business licence of Donghua to reflect the change in its shareholders;

7. the fair market value of the Land as valued by an independent qualified valuer is not less than RMB3,500 million;

8. a bank loan of not less than RMB2 billion has been obtained by Donghua to partially finance the Project; and

9. the Company being satisfied with its due diligence review of the legal and financial affairs of Donghua.

If any of the above conditions is not fulfilled or waived by the Company within 180 days from the date of the Share Transfer Agreement (or such later date as the parties may agree), the Share Transfer Agreement shall terminate.

Subject to fulfillment (or waiver) of the above conditions (other than conditions 1 to 5 above which cannot be waived) within 180 days from the date of the Share Transfer Agreement on or before 20 September 2005 (or such other date as the parties may agree), Completion shall take place on the 20th business day after all the conditions have either been fulfilled or waived or at such other time as the parties shall agree. The Directors do not intend to waive condition 8. It is currently expected that Completion shall take place on or before 30 September 2005.

Up to the Latest Practicable Date, conditions 1, 2, 3 and 4 have been satisfied, and condition 7 was waived by the Company. The condition 7 was agreed upon between the parties with reference to the PRC Valuation Report. In the course of the due diligence review of Donghua by the Company, the PRC legal advisers to the Company advised that pursuant to the Cooperative Agreement, Donghua is required to pass at nil consideration the ownership of a total constructed floor area of 18,000 m^2 to Dongcheng Residential Centre. Accordingly, Chesterton Petty Ltd, the independent qualified valuer, did not take into consideration the potential commercial value of the said 18,000m^2 constructed floor area when assessing the value of the Land and valued the Land at RMB3.29 billion (approximately HK$3.1 billion) after taking into account the exclusion of the value of the constructed floor area of 18,000 m^2 from the valuation. The Directors consider that though the fair value of the Land as valued by the Chesterton Petty Ltd is lower than the originally expected value of RMB3.5 billion (approximately HK$3.3 billion), it is still in the interest of the Company to proceed with the Acquisition. As such, the Company agreed to waive condition 7.

Any alteration of the major terms of the Acquisition or action to waive the above conditions (except for condition 7) after the SGM will be subject to shareholder's approval of the Company.

INFORMATION OF DONGHUA

Donghua was incorporated with limited liability in the PRC on 29 March 2000 and has a registered capital of RMB50 million (approximately HK$47.2 million), which amount has been fully paid up. The principal business of Donghua is property development in the PRC.

When Donghua was established, it was owned as to 40% by 海南京灝實業有限公司("Hainan Jinghao Company"), an associate of the Vendor since February 2005, as to 30% by Beijing Cheng Jian and as to 30% by 北京市城市建設工程開發公司 ("Beijing City Construction"). Both Beijing Cheng Jian and Beijing City Construction are parties independent of and not connected with the Company. Among the three original shareholders of Donghua, only Hainan Jinghao Company remains as an existing shareholder of Donghua with an equity interest of 31.5% in Donghua. Hainan Jinghao Company became an associate of the Vendor in February 2005 when Beijing Beida Education Investment Co., Ltd. and Hainan Beida Jade Bird Software Company Limited, both being associates of the Vendor, acquired 80% and 20% interest in Hainan Jinghao Company respectively..

After the establishment of Donghua and prior to the transfer of the 54% equity interest by Dongcheng Residential Centre to the Vendor, there were certain share transfers of Donghua.

In March 2001, Beijing City Construction transferred its 30% equity interest in Donghua to Beijing Cheng Jian. Subsequently, Beijing Cheng Jian transferred its 6% equity interest in Donghua to Dongcheng Residential Centre.

In November 2001, Donghua entered into a co-operation agreement with Strong Ground Investment Limited ("Strong Ground"), which was then a party independent of and not connected with the Company and the Vendor. Pursuant to the co-operation agreement, Donghua and Strong Ground agreed to jointly develop the Project by establishing a joint venture company named 北京東華廣場置業有限公司 ("Beijing Donghua Company"). In consideration of Donghua's assignment of the right to develop the Land to Beijing Donghua Company, Strong Ground agreed to pay RMB1.3 billion (approximately HK$1.2 billion) to Donghua. Pursuant to a supplemental agreement entered into between Donghua and Strong Ground, it was agreed that the RMB1.3 billion was to be paid by instalments. In September 2003, Strong Ground paid RMB700 million (approximately HK$660.4 million) to Donghua as initial payment accordingly. In the second half of 2004, the Vendor intended to invest in the Project through Strong Ground and therefore acquired, through its subsidiary, a 60% indirect interest in Strong Ground. However, due to the difficulty in pursuing the Project via Beijing Donghua Company, Strong Ground and Donghua did not proceed with the co-operation arrangement. Accordingly, in December 2004, Donghua and Strong Ground entered into a cancellation agreement to cancel the co-operation in respect of the joint development of the Project. Pursuant to the cancellation agreement, the two parties have no further obligations, liabilities and commitments under the co-operation agreement and the supplemental agreement except Donghua is required to repay the RMB700 million initial payment to Beijing Donghua Company, which registered capital was solely contributed by Strong Ground. Pursuant to a repayment agreement and the supplemental agreement entered into between Beijing Donghua Company and Donghua in May 2005, Donghua is only required to repay the debt of RMB700 million to Beijing Donghua Company until the Project is completed and the relevant properties are sold to the market in 2008. Donghua intends to use the proceeds from the sale of the relevant properties to finance the repayment of such debt. Please refer to note (f)(i) to "IV. Balance Sheets" in Appendix II - "Accountants' report of Donghua" for further details of the aforesaid co-operation arrangement between Strong Ground and Donghua.

In June 2004, Hua Yuen intended to acquire 54% equity interest in Donghua from Beijing Cheng Jian. Subsequently, Hua Yuen advanced a loan in the amount of RMB140 million (approximately HK$132 million) to Donghua to finance the Project. However, such share transfer had not been registered with the local government and was subsequently cancelled in February 2005 based on mutual agreement. Please refer to note (f)(ii) to "IV. Balance Sheets" in Appendix II – "Accountants' report of Donghua" for further details of the aforesaid share transfer between Hua Yuen and Beijing Cheng Jian.

In February 2005, Hua Yuen became a shareholder of Donghua through an acquisition of 4.5% equity interest in Donghua from 北京凌波子科貿有限公司 ("Beijing Ning Bo Zhi Trading Company"), a then shareholder of Donghua. Also in February 2005, Hua Yuen and the Vendor entered into a share transfer agreement, pursuant to which Hua Yuen agreed to transfer its 4.5% equity interest in Donghua to the Vendor for a consideration of RMB27 million (approximately HK$25.5 million). Also pursuant to such share transfer agreement, Hua Yuen agreed to assign the loan of RMB140 million due from Donghua to the Vendor at the face value. The consideration for such assignment in the amount of RMB140 million had been paid in advance to Hua Yuen by the Vendor on 30 November 2004. According to the legal opinion issued by the Company's PRC legal advisers, the Vendor had already paid to Hua Yuen the consideration for the assignment, which was equal to the face value of the Shareholder's Loan (i.e. RMB140 million), and accordingly, the Shareholder's Loan has been legally assigned to the Vendor.

In February 2005, Dongcheng Residential Centre acquired 54% equity interest in Donghua from Beijing Cheng Jian. As advised by the PRC legal advisors of the Company, Dongcheng Residential Centre had legally obtained the ownership of the 54% equity interest in Donghua after completion of the share transfer of the said 54% from Beijing Cheng Jian to Dongcheng Residential Centre. Subsequently in March 2005, Dongcheng Residential Centre and the Vendor entered into a share transfer agreement, pursuant to which the Vendor agreed to acquire 54% equity interest in Donghua from Dongcheng Residential Centre and such share transfer was completed in April 2005.

As at the Latest Practicable Date, the only major asset of Donghua is the right to develop the Land. The Land is located at Dong Zhi Men Wai, Dongcheng District, Beijing (北京市東城區東直門外) and has a site area of about 143,000 m². The indicative valuation of the Land as at 30 April 2005 as valued by Chesterton Petty Ltd, an independent valuer, was about RMB3,290 million (approximately HK$3,103.8 million). Planning approvals have been given by北京市規劃委員會 (Beijing Planning Commission) for the Project.

The Land premium has recently been determined at RMB636.9 million (approximately HK$600.8 million) by Beijing Land and Resources Bureau. The amount has been fully settled by Donghua on 20 June 2005. As at the Latest Practicable Date, Donghua has not yet obtained the land use right certificate for the Land.

Based on the current development plan, the Project will comprise the following structures:

Usage	**Gross floor area (m²)**
Transportation terminal *(Note 1)*	82,000
Commercial arcade	48,000
Hotel	73,000
Office buildings	209,000
Residential buildings	145,000
Ground floor arcade	10,000
Basement car parks	167,349
Basement air defence	28,200
Basement ancillary facilities	28,251
Total:	790,800

Notes:

1. As stated in the legal opinion issued by the Company's PRC legal advisers, the PRC legal advisers are of the view that, pursuant to relevant approved development plans, ownership of the transportation terminal will belong to the Dongcheng District of the Beijing Municipal Government.

2. Pursuant to the Cooperative Agreement, Dongcheng Residential Centre will assist Donghua in obtaining the development right, land use right, demolition of the old buildings on the Land, relocation of the original residents and tenants of the Land, and negotiating with the local government for any issues arising during the construction of the Project, while Donghua will undertake all construction costs and fees and complete the Project before the Olympic Games in Beijing in 2008 and that it will have to assign the legal title of the properties constructed on certain part of the Land with a floor area of 18,000 m² to Dongcheng Residential Centre.

According to the valuation report prepared by Chesterton Petty Ltd, the valuation of the property interest in relation to the Land as at 30 April 2005 is RMB3.29 billion (approximately HK$3.1 billion). Accordingly, the value of the Land attributable to the Group is approximately RMB1.45 billion (approximately HK$1.4 billion). For the purpose of the valuation, the valuer has assumed (i) Donghua has proper legal title to the property and the property can be transferred freely in the market with the residual term of its land use rights at no additional land premium and without any other associated

charges payable to the government; (ii) the design and construction of the property are in compliance with the local planning regulations and any prescribed approvals have been obtained from the relevant government authorities; (iii) the property may be freely transferable/assignable to local or overseas purchasers; and (iv) the land use right of the property have been granted for various terms of 40, 50 and 70 years for commercial (hotel and commercial), composite (office and car parking) and residential uses, respectively.

According to the PRC legal opinion, Donghua has obtained all necessary approvals and permits from relevant authorities and submitted the land use right grant application for the Land to Beijing Land and Resources Bureau, as well as possessed the development right to the property in relation to the Land. As at the Latest Practicable Date, Donghua has not obtained state-owned land use right certificate yet. However, the PRC legal advisers of the Company are of the view that there is no legal impediment for Donghua to obtain the land use right certificate. As advised by Donghua, it is expected that the land use right certificate for the Land could be obtained within two to three months after the payment of the relevant premium of the Land.

As at the Latest Practicable Date, demolition of the old buildings on the site, relocation of the original residents and tenants and leveling works of the Land have been completed. The foundation and piling works for the transportation terminal have been done. Construction of the transportation terminal, the hotel, the office towers and the various buildings has not yet commenced. Although Donghua was established in 2000, the Directors believe that the slow progress of the Project in the past few years was due to the inability of Strong Ground to honor on time its obligations under the initial agreement and the subsequent financial scandal related to Strong Ground.

According to the current plan, construction of the Project will be completed in 2008. Total development cost of the Project (including the expenses at the initial stage and the land cost) is estimated to be about RMB6 billion (approximately HK$5.7 billion), which is expected to be incurred at different stages as set out below:

	(in RMB' billion)
Prior to 2002	0.72
2003	0.11
2004	0.02
2005	1.00
2006	1.89
2007	1.86
2008	0.40
	6.00

As at the Latest Practicable Date, the shareholders of Donghua have invested an aggregate amount of RMB190 million (approximately HK$179.2 million) in Donghua, which represents the registered capital of RMB50 million (approximately HK$47.2 million) invested contributed by the original shareholders of Donghua and the Shareholder's Loan of RMB140 million (approximately HK$132.1 million) that was originally contributed by Hua Yuen and has been subsequently assigned to the Vendor.

On 20 June 2005, Donghua had entered into a fund utilitisation agreement with Beijing Donghua Company (the "Fund Utilisation Agreement"), pursuant to which Donghua had obtained funding of RMB850 million (approximately HK$801.9 million) from Beijing Donghua Company. Pursuant to the Fund Utilisation Agreement, the interest on the RMB850 million will be determined based on the borrowing rate of the People's Bank of China for one year term loan. On 20 June 2005, Donghua had used part of the RMB850 million to finance the payment of the land premium of the Land.

Donghua had already incurred development costs of approximately RMB0.9 billion (approximately HK$0.8 billion) as at 31 December 2004. Accordingly, there is still an amount of approximately RMB5.1 billion (approximately HK$4.8 billion) development costs to be incurred in relation to the Project. At present, Donghua is in the process of securing bank loans of not less than RMB2 billion (approximately HK$1.9 billion) from a PRC Bank to partially finance the development cost of the beginning part of Project. It is also the present intention of Donghua to utilize part of the RMB2 billion bank loans to finance repayment of the RMB850 million fund due to Beijing Donghua Company. The Group did not and will not pledge any of its assets or provide guarantee to either of the above-mentioned loan facilities. Also, the Vendor did not and will not pledge any of its shareholdings in the Company as security for either of the above-mentioned loan facilities. Accordingly, the Directors are of the view that the obtaining of the loans by Donghua to finance the Project will not have any impact on the Group, either financially or operationally. After completing part of the Project with the RMB2 billion loans obtained, Donghua may then pre-sell the uncompleted units and utilize the sale proceeds therefrom to complete the remaining part of the Project. In other words, the balance of the development cost of approximately RMB3.1 billion (approximately HK$2.9 billion) is expected to be financed by the proceeds from the pre-sale of the commercial units of the Project. As at the Latest Practicable Date, Donghua has not yet obtained the pre-sale permit since the application of which will require the submission of the land use right certificate for the Land by Donghua. It is expected that the pre-sale of the commercial units will commence in mid 2006. In the event that the proceeds from the pre-sale of the commercial units is less than RMB3.1 billion, Donghua will need to seek other sources of funding to finance the Project. At present, the Company does not expect to make further financial contribution to Donghua in relation to the development cost of the Project after Completion.

The financial position and the results of Donghua for the two years ended 31 December 2004, as extracted from its audited results of Donghua set out in Appendix II – "Accountants' report of Donghua" of this circular, are summarised below:

	For the year ended 31 December 2004 *RMB'million*	**For the year ended 31 December 2003** *RMB'million*
Loss before taxation	(15.0)	(19.4)
Loss after taxation	(15.0)	(19.4)
	As at 31 December 2004 *RMB'million*	**As at 31 December 2003** *RMB'million*
Net assets	10.2	25.2

Upon Completion, the Company will be interested in 44% of the equity interest of Donghua and Donghua will become an associated company of the Company. Accordingly, the results of Donghua will be equity accounted for in the Company's accounts so long as Donghua remains as an associated company of the Company. Given the fact that the Company will become the single largest shareholder of Donghua upon Completion, the Company will actively participate in the management of Donghua.

FINANCIAL EFFECTS OF THE ACQUISITION

The Company has settled the consideration for the Acquisition by internal resources of the Group. Following Completion, the Group will share the profit or loss of Donghua to the extent of its interests in Donghua. As illustrated in Appendix III "Unaudited pro forma statement of assets and liabilities of the Group", immediately upon Completion, the net asset value of the Group will remain unchanged as the increase in "interests in an associate" will be offset by a reduction in "due from related parties", which represents the earnest money paid by the Company before the Acquisition.

SHAREHOLDING STRUCTURE OF DONGHUA

The following table shows the shareholding structure of Donghua as at the Latest Practicable Date and immediately after Completion (assuming no other changes to the shareholding structure of Donghua from the Latest Practicable Date to the date of Completion, other than pursuant to the transaction contemplated by the Share Transfer Agreement):

Shareholder	As at the Latest Practicable Date	Immediately after Completion	Interest in the Shareholder's Loan	Investment cost Equity interest *(RMB' million)*	Investment cost Shareholder's Loan *(RMB' million)* *(Note 5)*
The Company	0%	44.0%	44%	252.59	61.6
Dongcheng Residential Centre *(Note 1 & 2)*	10%	10.0%	Nil	Nil	N/A
The Vendor *(Note 2 & 3)*	58.5%	14.5%	56%	84.4	78.4
Hainan Jinghao Company *(Note 4)*	31.5%	31.5%	Nil	15.8	N/A
	100.0%	100.0%	100%		

Notes:

1. Dongcheng Residential Centre is under the supervision of the Dongcheng District of the Beijing Municipal Government and is an independent party not connected with the Company and connected persons (as defined in the GEM Listing Rules) of the Company.

2. Pursuant to the share transfer agreement dated 6 February 2005 entered into between the Vendor and Hua Yuen, the Vendor agreed to acquire and Hua Yuen agreed to sell 4.5% equity interest in Donghua, which sale and purchase was completed on 14 March 2005. Then pursuant to the transfer agreement dated 23 March 2005 entered into between the Vendor and Dongcheng Residential Centre, the Vendor agreed to acquire and Dongcheng Residential Centre agreed to sell 54% equity interest in Donghua, which sale and purchase was completed on 30 April 2005.

3. The investment cost of the Vendor in the 14.5% equity interest in Donghua is calculated by aggregation of the following two items:

   (i) RMB57.4 million, being the consideration paid by the Vendor to Dongcheng Residential Centre for 54% of the registered capital of Donghua minus the consideration paid by the Company for the Sale Shares (i.e. net acquisition cost for 10% of the registered capital of Donghua); and

   (ii) RMB27 million, being the consideration paid by the Vendor to Hua Yuen for 4.5% of the registered capital of Donghua.

4. Hainan Jinghao Company was one of the founders of Donghua and had invested RMB15.75 million in cash for its 31.5% equity interest in Donghua. In February 2005, the Vendor, through its associates, acquired 100% equity interest of Hainan Jinghao Company at the consideration of RMB189.6 million. At present, Hainan Jinghao Company is owned as to 80% by Beijing Beida Education Investment Co., Ltd. and 20% by Hainan Beida Jade Bird Software Company Limited. Beijing Beida Education Investment Co., Ltd. and Hainan Beida Jade Bird Software Company Limited are associates of the Vendor. The sole asset of Hainan Jinghao Company is its 31.5% interest in Donghua.

5. The Directors consider that it is fair for the Company to bear a pro-rata portion of the Shareholder's Loan given that the loan represents a form of investment by shareholders. Apart from the Company, the other shareholders of Donghua are the Vendor, Hainan Jinghao Company and Dongcheng Residential Centre. However, given that Dongcheng Residential Centre is only responsible for procuring the transfer of the land use rights of the Land to Donghua, it will not be required to make any financial contribution to Donghua. Accordingly, Dongcheng Residential Centre will not bear any portion of the Shareholder's Loan. As for Hainan Jinghao Company, since it is an associate of the Vendor, the Vendor does not consider it necessary to assign a portion of the Shareholder's Loan to Hainan Jinghao Company.

THE VENDOR'S AND ITS ASSOCIATES' INTEREST IN THE PROJECT

In February 2005, the Vendor, through its associates, acquired 100% equity interest of Hainan Jinghao Company. Since then, Hainan Jinghao Company became an associate of the Vendor. Hainan Jinghao Company is one of the original shareholders of Donghua when it was established on 29 March 2000. At the time of establishment, Donghua had a registered capital amounting to RMB50 million, of which Hainan Jinghao Company invested RMB20 million for 40% equity interest in Donghua. In June 2000, Hainan Jinghao Company transferred its 5% equity interest in Donghua to Beijing Ning Bo Zhi Trading Company and subsequently in March 2001, Hainan Jinghao Company transferred its 3.5% equity interest in Donghua to Dongcheng Residential Centre. Currently, Hainan Jinghao Company has 31.5% equity interest in Donghua.

As stated in the paragraph headed "Information of Donghua" in this section, the Vendor intended to participate in the Project in the second half of 2004 through acquisition of 60% indirect interest in Strong Ground at a consideration of RMB250 million. However, due to the difficultly in pursuing the Project via Beijing Donghua Company, Strong Ground and Donghua ceased to proceed with the co-operation arrangement and accordingly a cancellation agreement was entered into between the parties in December 2004. Before the cancellation of the co-operation arrangement by the parties, Strong Ground had paid RMB700 million to Donghua in consideration of its assignment of the right to develop the Land to Beijing Donghua Company. Pursuant to the repayment agreement entered into between Donghua and Beijing Donghua Company, which is an associate of the Vendor, such amount of money will be repaid by Donghua to Beijing Donghua Company in 2008 when the Project is completed and the properties of the Project are sold to the market.

In February 2005, the Vendor acquired 4.5% equity interest in Donghua from Hua Yuen at a consideration of RMB27 million (approximately HK$25.5 million). Also, Hua Yuen assigned the Shareholder's Loan to the Vendor at the face value of the loan.

REASONS FOR AND THE BENEFITS OF THE ACQUISITION

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products. To diversify and enhance the Group's long-term earnings base, the Directors consider it appropriate to invest in other projects in the PRC, particularly in areas in which the Group is familiar with. Given the fact that the Group is headquartered in Beijing and the Directors' belief in the potential of the property sector of Beijing, the Directors consider investing in property-related projects in Beijing fits the Group's investment strategy. Also, the Group's management has the expertise in property development. The Chairman of the Company, Mr. Xu Zhen Dong, has over 10 years of experience in the property market in the PRC and is currently a director of 3 property companies in the PRC.

The Directors consider that the Project, which is located in Beijing and is one of the major large-scale projects relating to the Olympic Games in Beijing in 2008, offers tremendous investment potential. The Directors are optimistic about the mass usage of the transportation terminal of the Project, which will only take about 8 minutes to be traveled from the Beijing Capital Airport (via high-speed train). The transportation terminal will also be the major transportation interchange for city subway and long distance buses, will be easily accessible and is expected to command a high-volume traffic of passengers. The Directors also consider that the hotel, residential units and office buildings of the Project will be of great demand as it is located at a prime location which will be constructed with adequate transport facilities. Besides, high standard hotel and office units are generally lacked in the Dongcheng region where the Project is located. With the Olympic Games in Beijing in 2008, the Directors expect that the economic condition of Beijing including the property sector will continue to prosper in the next few years. The Directors believe that the Group, through its participation in the Project, will be able to capture part of the economic growth of Beijing in the next few years and generate attractive returns to the Shareholders.

The Board considers that the terms of the Share Transfer Agreement are fair and reasonable having regard to the consideration for the Acquisition which is determined with reference to the investment cost paid by the Vendor and the valuation of the Land attributable to the Group and are in the interest of the Group and the Shareholders as a whole.

GEM LISTING RULES IMPLICATIONS

The Vendor is one of the promoters of the Company and hence a connected person of the Company. Both the asset ratio and the consideration ratio for the Acquisition exceed 25% but are below 100%. Pursuant to Rule 20.13(1)(a) and Rule 19.08 of the GEM Listing Rules, the Acquisition constitutes a major and connected transaction of the Company and is subject to approval by the Independent Shareholders at the SGM. The Vendor and its associates, which collectively hold approximately 26.16% of the total issued share capital of the Company, will abstain from voting on the resolution to approve the Share Transfer Agreement and the transactions contemplated therein and any vote exercised by Independent Shareholders at the SGM shall be taken by poll.

SGM

A notice of SGM to be held at 11:00 a.m. on Friday, 19 August 2005 at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC, for the purpose of considering and, if thought fit, approving the Share Transfer Agreement and the transactions contemplated therein by the Independent Shareholders is set out on pages 115 to 116 of this circular.

A reply slip for the SGM to be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC at 11:00 a.m. on Friday, 19 August 2005 is enclosed. Whether or not you intend to attend the SGM, you are requested to complete and return the reply slip, for holders of H shares, to the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before Friday, 29 July 2005 and for holder of Promoter Shares to the principal place of business of the Company in Beijing at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, PRC on or before Friday, 29 July 2005.

A proxy form for use at the SGM to be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC at 11:00 a.m. on Friday, 19 August 2005 is also enclosed. Whether or not you intend to attend the SGM, you are requested to complete and return the proxy form, for holders of H Shares, to the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, and for holders of Promoter Shares, to the Company's principal place of business in Beijing at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, PRC not less than 24 hours before the time appointed for the holding of the SGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or at any adjourned meeting should you so wish.

RECOMMENDATION

An independent board committee comprising all the independent non-executive Directors has been appointed to consider and advise the Independent Shareholder in respect of the Acquisition, G.K. Goh has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

Your attention is drawn to the letter from the Independent Board Committee as set out on page 19 of this circular and the letter from G.K. Goh as set out on pages 20 to 25 of this circular.

G.K. Goh considers that the terms of the Share Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM approving the Share Transfer Agreement.

The Directors (excluding the independent non-executive Directors) consider the terms of the Share Transfer Agreement fair and reasonable and are in interest of the Independent Shareholders and the Company as a whole.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
By Order of the Board
Xu Zhen Dong
Chairman

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 8095)

30 June 2005

To the Independent Shareholders

Dear Sir or Madam,

We refer to the letter from the Board set out on pages 4 to 18 of the circular dated 30 June 2005 (the "Circular") of which this letter forms part. Capitalised terms used herein shall have the same meanings as those defined in the Circular unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the Acquisition and to advise the Independent Shareholders as to whether or not it would be fair and reasonable and in the interests of the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Share Transfer Agreement and the transactions contemplated therein. G.K. Goh has been appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the Acquisition.

We wish to draw your attention to the letter from the Board and the letter from G.K. Goh to the Independent Board Committee and the Independent Shareholders which contains its advice to us in relation to the Acquisition as set out in the Circular.

Having taken into account the principal factors and reasons considered by and the opinion of G.K. Goh as stated in its letter of advice as set out on pages 20 to 25 of the Circular, we consider that it would be fair and reasonable and in the interests of the Independent Shareholders to approve the Acquisition. We therefore recommend the Independent Shareholders to vote in favour of the ordinary resolution approving the Share Transfer Agreement to be proposed at the SGM.

Yours faithfully,
Independent Board Committee

Mr. Wang Chao Yong
Independent non-executive Director

Prof. Nan Xiang Hao
Independent non-executive Director

Prof. Chin Man Chung, Ambrose
Independent non-executive Director

G.K. Goh Securities (H.K.) Limited

Suite 1808
Alexandra House
16-20 Chater Road
Central Hong Kong

30 June 2005

To the Independent Board Committee and the Independent Shareholders of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF 44% EQUITY INTEREST IN BEIJING CHENGJIAN DONGHUA REAL ESTATE DEVELOPMENT COMPANY LIMITED

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition, details of which are contained in a circular (the "Circular") to the Shareholders dated 30 June 2005, of which this letter forms part. Expressions used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

As at the Latest Practicable Date, the Vendor and its associates collectively held approximately 26.16% in the total issued share capital of the Company, hence, the entering into of the Share Transfer Agreement constitutes a connected transaction for the Company under the Listing Rules. The Independent Board Committee comprising Mr. Wang Chao Yong, Prof. Nan Xiang Hao and Prof. Chin Man Chung, Ambrose, being the independent non-executive Directors, has been formed to advise the Independent Shareholders in relation to the Acquisition. Any vote of the Independent Shareholders at the SGM shall be taken by poll. The Vendor and its associates will abstain from voting in relation to the resolutions approving the Acquisition.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. The Directors have declared in a responsibility statement set out in Appendix V to the Circular that they collectively and individually accept full responsibility for the accuracy of the information contained in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information

nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or Donghua or any of their respective subsidiaries or associates.

THE ACQUISITION

In arriving at our opinion for the Acquisition, we have considered the following principal factors and reasons:

Reasons

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The Directors consider that apart from engaging in the principal business of the Group, it is the Group's business strategy to diversify and enhance its long-term earnings base. As noted from the annual report of the Company for the year ended 31 December 2004 and the first quarterly results report of the Company for the three months ended 31 March 2005, the Group experienced a decrease in turnovers of approximately 34.7% and 27.6% for the year ended 31 December 2004 and the three months ended 31 March 2005 respectively, as compared to the same periods in prior year.

To implement the long-term earnings diversification strategy, the Directors consider it appropriate to invest in other projects in the PRC, particularly in areas which the Directors and the Group are familiar with. Given the fact that the Group is headquartered in Beijing and the Directors' belief in the potential of the property sector of Beijing, the Directors consider investing in property-related projects in Beijing fits the Group's investment strategy. As advised by the Directors, the Chairman of the Group, Mr. Xu Zhen Dong, has over 10 years of experience in the property market in the PRC and is currently a director of 3 property companies in the PRC. The Directors consider that the Project, which is located in Beijing and is one of the major large-scale projects relating to the Olympic Games in Beijing in 2008, offers tremendous investment potential. The principal business of Donghua is property development in the PRC. As at the Latest Practicable Date, the only major asset of Donghua is the right to develop the Land. The Land is located at Dong Zhi Men Wai, Dongcheng District, Beijing with a site area of approximately 143,000 m^2. We understand from the Company that planning approvals have been given for the development of the Land into a transportation terminal for high-speed trains linking the city and the airport and other transports and a large-scale commercial and residential complex having a total gross floor area of about 790,800 m^2. Details of the Project are set out on page 11 of the Circular.

According to the PRC legal opinion issued by the legal advisers to Company as to the PRC law, Donghua has possessed the development rights to the property in relation to the Land. Donghua has also submitted an application to the Beijing Land and Resources Bureau for the land use rights certificate. As advised by the Directors, as at the Latest Practicable Date, Donghua has paid the relevant land use rights grant fee of the Land to the relevant government authority, and the Directors have been advised by Donghua that according to normal practice, the land use rights certificate for the Land could be obtained within two to three months thereafter. We note that in the view of the PRC legal advisers to the Company in respect of the Acquisition, there is no legal impediment for Donghua to obtain the land use rights certificate for the Land. We also noted from the accountants' report of Donghua set out in Appendix II to

the Circular, Donghua was involved in a pending litigation and has been claimed for an outstanding payment of compensation of approximately RMB7.2 million (approximately HK$6.8 million) for demolition of the old buildings on the Land. Such amount of claims has been recorded as trade payables in the accounts of Donghua as at 31 December 2003 and 2004.

We understand from the Company that as at the Latest Practicable Date, demolition of the old buildings on site, relocation of the original residents and tenants, leveling works of the Land and the foundation and piling works for the transportation terminal have been completed. However, construction of the transportation terminal, the hotel, the office towers and various buildings have not yet commenced, thus Donghua had not recorded any turnover for the Project for the year ended 31 December 2004.

As noted from the Letter from the Board, the total development costs of the Project is estimated to be approximately RMB6 billion (approximately HK$5.7 billion), and as at the Latest Practicable Date, the shareholders of Donghua have invested an aggregate amount of RMB190 million (approximately HK$179 million) in Donghua by way of registered capital and shareholders' loans. We note that one of the conditions precedent for Completion is for Donghua to secure a bank loan of not less than RMB2 billion (approximately HK$1.9 billion) to partially finance the Project, and as stated in the Letter from the Board, the Directors have no intention to waive this condition precedent.

On 20 June 2005, Donghua had entered into a fund utilitisation agreement (the "Utilization Agreement") with Beijing Donghua Company (as advised by the Company, a joint venture established by Donghua and Strong Ground Investment Limited ("Strong Ground"), which is effectively wholly-owned by Strong Ground, a non-wholly owned subsidiary of the Vendor and a connected person of the Company). As stated in the Letter from the Board of this Circular, Beijing Donghua Company was established to develop the Project. Pursuant to the Utilization Agreement, Donghua had obtained a loan of RMB850 million (approximately HK$801.9 million) from Beijing Donghua Company, the interest of the RMB850 million loan will be determined based on the borrowing rate of the People's Bank of China for one year term loan. On 20 June 2005, Donghua had used part of the RMB850 million to finance the payment of the premium of the Land. In addition, we have been advised by the Directors who have been advised by the Vendor that Donghua is in the process of securing bank loans of not less than RMB2 billion (approximately HK$1.9 billion) from a PRC bank to partially finance the Project and it is the present intention of Donghua to utilize part of the RMB2 billion bank loans to finance repayment of the RMB850 million loan due to Beijing Donghua Company.

As advised by the Company and as noted from the accountants' report of Donghua set out in Appendix II to the Circular, Donghua incurred development costs of approximately RMB0.9 billion (approximately HK$0.8 billion) as at 31 December 2004. The Directors expect the balance of the development cost of approximately RMB5.1 billion (approximately HK$4.8 billion) to be financed from the RMB2 billion bank loans and the proceeds from the pre-sale of the commercial units to be erected on the Land. Donghua advised that it intends to commence such pre-sale of units from mid-2006.

Given the above, we concur with the views of the Directors that they presently do not expect the Company to make any additional financial contribution to Donghua in relation to the development cost of the Project after Completion. According to the current plan, construction of the Project will be completed by the end of 2008.

We note from the Letter from the Board that the Project is at a prime location being part of the major infrastructure projects for the Olympic Games in Beijing in 2008. As noted from various research reports for the Beijing offices and residential markets prepared by Chesterton Petty Ltd ("Chesterton"), the independent valuer to the Acquisition, the Beijing property market in general performed satisfactorily in 2004. Looking ahead, Chesterton believes that due to strong demand, rentals and occupancies for grade A offices in Beijing are expected to continue to rise and sales for residential properties are also expected to remain stable in the near-term.

Based on the recent financial performance of the Group, the historical performance and prospects of the property market in Beijing as noted from various research reports issued by Chesterton and the Chairman's expertise in the PRC property market, we consider the Acquisition is in line with the Group's stated business strategy to diversify and enhance its long-term earnings base, which is in the interests of the Company and the Shareholders as a whole.

The Consideration

The consideration for the Acquisition of RMB314.19 million (approximately HK$296.4 million) (the "Consideration") has been agreed between the parties thereto and represents the acquisition cost of the Sale Shares paid by the Vendor of RMB252.59 million (approximately HK$238.3 million) and the book value of the Sale Loan of RMB61.6 million (approximately HK$58.1 million). Although we note from the Letter from the Board that other shareholders of Donghua have not made their pro-rata contribution to the Shareholder's Loan, as the consideration for the Sale Loan is proportional to the Company's 44% attributable interest in the issued share capital of Donghua as represented by the Sale Shares, in assessing the fairness of the Consideration, we have taken the consideration for the Sale Shares and the Sale Loan as a whole.

Based on the property valuation prepared by Chesterton as set out in Appendix IV to the Circular, the open market value of the Land amounted to approximately RMB3,290.0 million (approximately HK$3,103.8 million) as at 30 April 2005 (the "Valuation"). Chesterton has valued the property on the basis that the property will be developed and completed in accordance with Donghua's latest development proposal. As advised by the Company and as noted from the accountants' report of Donghua set out in Appendix II to the Circular, the net assets value ("NAV") of Donghua was approximately RMB10.2 million (approximately HK$9.6 million) as at 31 December 2004. When taking account of the Valuation, less the amount for the land premium of approximately RMB636.9 million (approximately HK$600.8 million), less the estimated PRC deed tax (3% of the land premium amount) of approximately RMB19.1 million (approximately HK$18.0 million) and less the costs of resettlement and public utilities services of approximately RMB851.8 million (approximately HK$803.6 million), which was recorded as "Interests in properties under development" in the accountants' report of Donghua for the year ended 31 December 2004, the NAV of Donghua as at 31 December 2004 would be adjusted to approximately RMB1,792.4 million (approximately HK$1,690.9 million) and 44% of such value would have amounted to approximately RMB788.7 million (approximately HK$744.1 million). The Consideration represents a discount of approximately 60.2% to 44% attributable interests in the NAV of Donghua as at 31 December 2004, after taking account of the above adjustments.

Having taking into account the above, we consider that the Consideration is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Pursuant to the Share Transfer Agreement, the Consideration shall be satisfied in full upon signing of the Share Transfer Agreement. As noted from the Letter from the Board, to secure the right to participate in the Project via the Vendor, the Company had paid as earnest money to the Vendor for a net amount of RMB320 million (approximately HK$301.9 million) as at 31 December 2004, and the Vendor had then paid such earnest money to Dongcheng Residential Centre in respect of the Sale Shares. The Company has applied the same amount of earnest money to fully satisfy the Consideration on the date of the Share Transfer Agreement. As stated in the Share Transfer Agreement, if the Share Transfer Agreement cannot become unconditional, the Vendor shall fully refund the Consideration to the Company. Whilst we are not in a position to ascertain the financial resources of the Vendor in making such refund (if required), we note that the auditors of the Company has given a qualified opinion on the accounts of the Group arising from the limitation of audit scope in obtaining sufficient evidence concerning the recoverability of the amounts due from related parties of approximately RMB320 million for the year ended 31 December 2004.

POSSIBLE FINANCIAL EFFECT

Earnings and net asset value

Donghua will be treated as an associated company of the Company upon Completion, and the Company would equity account for the results of Donghua. Immediately upon Completion, there would not be any financial effect on the profit and loss accounts of the Group. In addition, as stated in the unaudited pro forma statement of assets and liabilities of the Group in Appendix II to the Circular, the Acquisition would not have an adverse impact on the net asset value of the Group.

Working capital

The Acquisition has been financed by the application of the RMB320 million (approximately HK$301.9 million) earnest money paid by the Company to the Vendor in 2004 without incurring any further actual cash outflow. We note from the accountants' report of Donghua set out in Appendix II to the Circular that the financial statements of Donghua have been prepared on a going concern basis for the year ended 31 December 2004, the validity of which depends upon future funding being available. As explained in subparagraph headed "Reasons" above, we note Beijing Donghua Company has entered into the Utilization Agreement with Donghua, pursuant to which Donghua obtained a loan of RMB850 million (approximately HK$801.9 million) from Beijing Donghua Company for the payment of RMB636.9 million (approximately HK$600.8 million) premium of the Land. Furthermore, as stated in the Letter from the Board, the Company has no intention to waive the condition precedent of the Share Transfer Agreement relating to the obtaining of not less than RMB2 billion (approximately HK$1.9 billion) bank loans by Donghua. The Directors have been advised by Donghua that it expects additional financing could be raised from proceeds of the pre-sale of the commercial units to be erected on the Land. Given the above, the Directors presently do not expect the Company to make any additional financial contribution to Donghua in relation to the development cost of the Project after Completion.

We also note from the accountants' report of Donghua set out in Appendix II to the Circular that as at 31 December 2004, an amount of approximately RMB700 million (approximately HK$660.4 million) was due to Beijing Donghua Company. We note from the information provided by the Company that

pursuant to a repayment agreement and a supplemental agreement entered into between Beijing Donghua Company and Donghua in May 2005 and June 2005 respectively, Beijing Donghua Company agreed that Donghua does not need to repay the loan of RMB700 million to Beijing Donghua Company until the Project is completed and the relevant properties are sold in the market in 2008.

In addition to the above, we have been advised by the Company that, the Directors, including independent non-executive Directors, are of the opinion that, following completion of the Acquisition, taking into account the financial resources available to the Group, including internally generated funds and the present available banking facilities, and in the absence of unforeseen circumstances, the Group will have sufficient working capital for its present requirements. Having considered the above, in particular the fact that the RMB2 billion bank loans to be obtained to finance the Project is a condition precedent for the completion of the Share Transfer Agreement and the Company has no intention to waive this condition and the fact that Donghua will not need to repay the loan of RMB700 million until 2008, we concur with the views of the Directors and consider that the Acquisition would not have a material adverse impact on the normal operations of the Group immediately after Completion.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Acquisition is in the interests of the Company and the Shareholders as a whole and the terms thereof are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders, and the Independent Shareholders, to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Share Transfer Agreement.

Yours faithfully,
For and on behalf of
G. K. Goh Securities (H.K.) Limited
Alex Lau — *Executive Vice President*
Flavia Hung — *Senior Vice President*

1. FINANCIAL SUMMARY

(i) According to the respective annual reports of the Company, the Company has obtained unqualified opinion for its financial statements for each of the two years ended 31 December 2002 and 2003. However, there is a qualified opinion arising from limitation of audit scope for the financial statements of the Company for the year ended 31 December 2004. The following is the report of the auditors dated 30 March 2005 for the financial statements for the year ended 31 December 2004 as extracted from the Group's 2004 annual report.

To the members
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 30 to 84 which have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our work was limited as explained below. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence made available to us by the Group was limited because sufficient information and explanations necessary to enable us to understand and assess the recoverability of the amounts due from related parties of RMB320 million have not been available. Details of the amounts due from related parties are set out in note 21 to the financial statements. There were no other satisfactory audit procedures that we could adopt to understand and assess the recoverability of the aforesaid amounts due from related parties.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amounts due from related parties of approximately RMB320 million, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation of our work relating to the recoverability of the amounts due from related parties, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

(ii) The following is a summary of the audited consolidated profit and loss accounts and condensed consolidated balance sheets of the Group for the three years ended 31 December 2002, 2003 and 2004 as extracted from the relevant annual reports of the Group for the years presented.

RESULTS

	For the year ended 31 December		
	2004	**2003**	**2002**
	RMB'000	*RMB'000*	*RMB'000*
TURNOVER	130,503	199,740	250,463
Investment income, other revenue and gains	293,535	1,877	1,260
Operating expenses:			
Materials and equipment	(102,442)	(148,037)	(138,334)
Employee costs	(18,406)	(18,021)	(20,595)
Depreciation of property, plant and equipment	(3,190)	(3,203)	(3,494)
Amortisation of goodwill and intangible assets	(5,886)	(6,230)	(5,619)
Impairment of goodwill	(3,556)	–	–
Other operating expenses	(47,379)	(9,814)	(20,113)
Total operating expenses	(180,859)	(185,305)	(188,155)
PROFIT FROM OPERATING ACTIVITIES	243,179	16,312	63,568
Finance income/(cost)			
Interest income	3,095	3,020	4,851
Interest expense	(11,328)	(12,425)	(24,268)
PROFIT BEFORE TAX	234,946	6,907	44,151
Tax	(3,280)	(2,399)	(1,300)
PROFIT BEFORE MINORITY INTERESTS	231.666	4,508	42,851
Minority interests	2,519	2,628	(205)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	234.185	7,136	42,646
DIVIDENDS			
Interim	(11,848)	–	–
	222,337	7,136	42,646
EARNINGS PER SHARE – Basic *(RMB cents)*	20.4	0.7	4.4

ASSETS AND LIABILITIES

	Audited As at 31 December 2004	2003	2002
	RMB'000	*RMB'000*	*RMB'000*
Non-current assets	379,850	534,372	545,498
Current assets	808,632	460,683	332,457
Total assets	1,188,482	995,055	877,955
Current liabilities	(366,614)	(454,757)	(427,373)
Minority interests	(3,470)	(6,131)	(8,759)
Shareholders' funds	818,398	534,167	441,823

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

There is a qualified opinion arising from limitation of audit scope for the financial statements of the Company for the year ended 31 December 2004, and the report of auditors for which has been set out on page 26 to 27 under the paragraph of "Financial Summary" in this appendix of this circular. Set out below is the audited consolidated financial statements of the Group for each of the two years ended 31 December 2003 and 2004 together with notes thereto as extracted from the Group's 2004 annual report:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
TURNOVER	5	130,503	199,740
Investment income, other revenue and gains	5	293,535	1,877
Operating expenses			
Materials and equipment		(102,442)	(148,037)
Employee costs		(18,406)	(18,021)
Depreciation of property, plant and equipment	13	(3,190)	(3,203)
Amortisation of goodwill and intangible assets	14 & 15	(5,886)	(6,230)
Impairment of goodwill		(3,556)	–
Other operating expenses		(47,379)	(9,814)
Total operating expenses		(180,859)	(185,305)
PROFIT FROM OPERATING ACTIVITIES	6	243,179	16,312
Finance income/(costs)			
Interest income		3,095	3,020
Interest expense		(11,328)	(12,425)
PROFIT BEFORE TAX		234,946	6,907
Tax	9	(3,280)	(2,399)
PROFIT BEFORE MINORITY INTERESTS		231,666	4,508
Minority interests		2,519	2,628
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	10	234,185	7,136
DIVIDENDS			
Interim	11(2)	(11,848)	–
		222,337	7,136
EARNINGS PER SHARE – Basic (RMB cents)	12	20.4	0.7

CONSOLIDATED BALANCE SHEET
31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	9,656	6,319
Intangible assets	14	280	520
Goodwill	15	7,333	16,535
Long term investment	16	362,581	510,998
		379,850	534,372
CURRENT ASSETS			
Inventories	18	22,813	19,538
Trade receivables	19	27,578	71,915
Due from shareholders	20	43,781	31,328
Due from related parties	21	381,753	25,374
Prepayments, deposits and other receivables		8,641	25,793
Short term investments	22	2,000	–
Bills receivable		–	8,726
Cash and cash equivalents	23	322,066	278,009
		808,632	460,683
CURRENT LIABILITIES			
Short term bank loans	24	310,017	396,203
Trade payables	25	14,991	16,904
Advances from customers		9,827	11,783
Accrued liabilities and other payables		22,212	23,794
Due to shareholders	20	1,261	1,692
Due to related parties	21	1,993	742
Tax payable		6,313	3,639
		366,614	454,757
NET CURRENT ASSETS		442,018	5,926
TOTAL ASSETS LESS CURRENT LIABILITIES		821,868	540,298
MINORITY INTERESTS		3,470	6,131
		818,398	534,167
CAPITAL AND RESERVES			
Issued capital	26	118,480	110,400
Reserves		699,918	423,767
		818,398	534,167

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2004

	Notes	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
31 December 2002 and 1 January 2003		96,400	251,271	16,649	77,503	441,823
Issue of H shares		14,000	75,164	–	–	89,164
Share issue expenses		–	(5,610)	–	–	(5,610)
Payable written back*		–	1,654	–	–	1,654
Net profit for the year		–	–	–	7,136	7,136
Transfer from/(to) reserves	11(1)	–	–	1,218	(1,218)	–
31 December 2003 and 1 January 2004		110,400	322,479	17,867	83,421	534,167
Issue of H shares	26	8,080	56,210	–	–	64,290
Share issue expenses	26	–	(2,396)	–	–	(2,396)
Net profit for the year		–	–	–	234,185	234,185
Transfer to a capital reserve	(i)	–	1,427	–	(1,427)	–
Transfer from/(to) reserves	11(1)	–	–	35,084	(35,084)	–
Interim dividend	11(2)	–	–	–	(11,848)	(11,848)
31 December 2004		118,480	377,720#	52,951#	269,247#	818,398

* In 2003, the Company reached a wavier agreement with an unrelated party, who had provided services to the Company during the listing of the Company's H shares on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in July 2000. Pursuant to the waiver agreement, the amount had been recorded as part of the issuance expenses for the listing in 2000 and in accordance with the prevailing accounting principles and regulations in the People's Republic of China, the amount waived was included in the capital reserve account in 2003 accordingly.

(i) In the current year, Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited ("Hebei Fire Alarm"), a subsidiary of the Company, reached an agreement with a bank to restructure a bank loan of RMB3,060,000. Pursuant to the agreement, Hebei Fire Alarm was allowed to settle the bank loan by certain of its property with a total carrying amount of approximately RMB1,158,000, leading to a gain of approximately RMB1,902,000 recognised in the profit and loss account for the year. After taking into account minority interests and income tax effect, the net gain resulting from this debt restructuring attributable to the shareholders of the Company is approximately RMB965,000 which is required to be transferred to a capital reserve in accordance with PRC accounting principles and regulations.

\# These reserve accounts comprise the consolidated reserves of RMB699,918,000 (2003: RMB423,767,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit from operating activities		243,179	16,312
Adjustments for:			
Exchange losses/(gains), net	6	864	(1,646)
Provision for/(write-back of) doubtful debts	6	34,534	(1,603)
Provision against obsolete and slow-moving inventories	6	338	336
Loss on disposal of property, plant and equipment	6	1,246	719
Gain of disposal of a business	29(c)	–	(1,362)
Gain on disposal of a subsidiary	29(b)	(1,254)	–
Gain on disposal of long term investment	5	(289,214)	–
Gain on debt restructuring	5	(1,902)	–
Depreciation of property, plant and equipment	6	3,190	3,203
Amortisation of goodwill and intangible assets	6	5,886	6,230
Impairment of goodwill	6	3,556	–
Operating profit before working capital changes		423	22,189
Increase in inventories		(8,452)	(3,734)
Decrease in trade receivables		9,667	2,637
Increase/(decrease) in bills receivable		8,726	(8,726)
Increase in amounts due from shareholders		(12,453)	(21,956)
Increase in amounts due from related parties		(355,179)	(14,939)
Decrease/(increase) in prepayments, deposits and other receivables		8,130	(6,609)
Increase/(decrease) in trade payables		(1,135)	545
Increase in advances from customers		1,295	4,134
Increase in accrued liabilities and other payables		5,801	1,572
Decrease in amounts due to shareholders		(431)	(9,612)
Increase/(decrease) in amounts due to related parties		520	(1,558)
Cash used in operations		(343,088)	(36,057)
PRC corporate income tax paid		(606)	(54)
Net cash outflow from operating activities		(343,694)	(36,111)

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease/(increase) in bank deposits with maturity of over three months		32,163	(92,941)
Purchases of property, plant and equipment	13	(7,867)	(983)
Purchase of a long term investment		–	(30)
Purchases of a short term investment	22	(2,000)	–
Acquisitions of a subsidiary	29(a)	731	–
Disposal of a subsidiary	29(b)	1,504	–
Disposal of a long term investment	16	437,631	–
Interest received		3,961	2,869
Net cash inflow/(outflow) from investing activities		466,123	(91,085)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of H shares	26	64,290	89,164
Share issue expenses	26	(2,396)	(5,610)
New bank loans		–	393,143
Repayment of bank loans		(84,284)	(360,000)
Dividend paid		(11,848)	–
Interest paid		(11,407)	(12,780)
Net cash inflow/(outflow) from financing activities		(45,645)	103,917
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		76,784	(23,279)
Cash and cash equivalents at beginning of year		88,322	109,955
Effect of foreign exchange rate changes		(564)	1,646
CASH AND CASH EQUIVALENTS AT END OF YEAR		164,542	88,322
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	23	101,739	82,977
Non-pledged time deposits with original maturity of not longer than three months when acquired	23	62,803	5,345
		164,542	88,322

BALANCE SHEET
31 December 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	3,633	2,213
Interests in subsidiaries	17	580,785	571,705
		584,418	573,918
CURRENT ASSETS			
Inventories	18	2,149	5,714
Trade receivables		9,460	48,947
Due from shareholders	20	42,781	31,328
Due from related parties	21	59,755	24,006
Prepayments, deposits and other receivables		–	20,966
Short term investments	22	2,000	–
Bills receivable		–	8,726
Cash and cash equivalents	23	152,087	238,952
		268,232	378,639
CURRENT LIABILITIES			
Short term bank loans	24	310,017	393,143
Trade payables		181	1,982
Advances from customers		1,037	7,723
Accrued liabilities and other payables		15,637	15,683
Due to shareholders	20	909	1,010
Due to a related party	21	465	355
Tax payable		–	494
		328,246	420,390
NET CURRENT LIABILITIES		(60,014)	(41,751)
TOTAL ASSETS LESS CURRENT LIABILITIES		524,404	532,167
CAPITAL AND RESERVES			
Issued capital	26	118,480	110,400
Reserves	28	405,924	421,767
		524,404	532,167

NOTES TO FINANCIAL STATEMENTS

31 December 2004

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited liability company in Beijing, the People's Republic of China (the "PRC"), on 29 March 2000. The Company's H shares have been listed on the GEM of the Stock Exchange since 27 July 2000 .

During the year, the Company and its subsidiaries (collectively referred to as the "Group") were engaged in the research, development, manufacturing, marketing and sale of embedded systems products, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), remote automatic metre-reading systems ("RMR") and related products. The Group was also engaged in the sale of computer products ("Computer") and the provision of total solution services through the application of its existing embedded system products during the year.

In the opinion of the directors, the ultimate controlling shareholder is Peking University, a university in Beijing, the PRC.

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group is in the process of making an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" would have the following significant effects. According to this standard, long term investment of the Group will be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the existing accounting policy of the Group. Any adjustment of the previous carrying amount should be recognised as an adjustment of the balance of retained earnings at the beginning of the financial year in which the above standard is initially applied. As at 31 December 2004, the fair value of the long term investment was higher than the historical cost by approximately RMB285 million *(note 16)*. The Group will be continuing with the assessment of the impact of the other new HKFRSs and other significant changes may be identified as a result.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Goodwill

Goodwill arising on the acquisition of subsidiaries or business represents the excess of the cost of the acquisition over the Group's and the Company's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet and balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of five years.

On disposal of subsidiaries or business, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life. The estimated useful lives of property, plant and equipment have been taken as follows:

Leasehold land	10 years
Buildings	20 years
Machinery and equipment	3-10 years
Leasehold improvements, furniture and office equipment	2-5 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets

Information technology rights are stated at cost and amortised on the straight-line basis over their estimated useful lives of five years.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Long term investments

Long term investments in listed and unlisted equity securities, intended to be held for a continuing strategic or long term purpose, are stated at cost less any impairment losses, on an individual investment basis.

When a decline in the fair value of a security below its carrying amount has occurred, unless there is evidence that the decline is temporary, the carrying amount of the security is reduced to its fair value, as estimated by the directors. The amount of the impairment is charged to the profit and loss account for the period in which it arises. When the circumstances and events which led to the impairment in value cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged is credited to the profit and loss account to the extent of the amount previously charged.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

When the outcome of a contract cannot be estimated reliably, contract revenues are recognised only to the extent of contract costs incurred that are probable of recovery, and contract costs are recognised as an expense in the period in which they are incurred.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including time deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of embedded systems and related products, when the installation work is completed, the customer has accepted the systems and products and the significant risks and rewards of ownership have been transferred to the customer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the embedded systems and related products sold;

(b) from the sale of computer products, when the merchandise is shipped, the title of which has passed and the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the computer products sold;

(c) from the rendering of total solution services, on the basis as set out under the heading "Contracts for services" above;

(d) rental income, on a time proportion basis over the lease terms; and

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable.

Revenue is recorded net of sales surtaxes, where applicable.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

The books and records of the Group are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB using the net investment method. The profit and loss accounts of overseas subsidiaries are translated into RMB at the weighted average exchange rates for the year, and their balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Short term investments

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the profit and loss account in the period in which they arise.

Employee benefits

Retirement benefits schemes

The Company and its PRC subsidiaries participate in defined contribution retirement schemes organised by the local government authorities in the PRC. All of the PRC employees are entitled to an annual pension equivalent to a fixed portion of their basic salaries at their retirement dates. The Company and its PRC subsidiaries are required to make contributions to the retirement schemes at a rate of 20% of the basic salaries of their PRC employees and have no further obligation for post-retirement benefits. The contributions are charged to the profit and loss account of the Group as they become payable in accordance with the rules of the scheme.

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the capital reserve account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the manufacture and sale of NET

(b) the manufacture and sale of WFAS

(c) the manufacture and sale of ASIC

(d) the manufacture and sale of GPS

(e) the manufacture and sale of IC

(f) the manufacture and sale of RMR

(g) the trading of Computer

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) **Business segments**

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments:

Group

	2004 *RMB'000*							
	NET	**WFAS**	**ASIC**	**GPS**	**IC**	**RMR**	**Computer**	**Total**
REVENUE								
Sales to external customers	9,430	44,244	25,434	-	106	420	50,869	130,503
RESULTS								
Segment results	(4,325)	7,302	787	-	(39)	(2,390)	362	1,697
Investment income and unallocated gain								289,214
Interest income								3,095
Interest expense								(11,328)
Unallocated corporate expenses								(47,732)
Profit before tax								234,946
Tax								(3,280)
Profit before minority interests								231,666
Minority interests								2,519
Net profit from ordinary activities attributable to shareholders								234,185
ASSETS								
Segment assets	16,766	45,007	558	1,019	77	3,035	492,520	558,982
Less: Intersegment assets	-	-	-	-	-	-	(96,460)	(96,460)
Unallocated corporate assets								725,960
Total assets								1,188,482
LIABILITIES								
Segment liabilities	4,112	28,110	-	1,064	49	4,437	19,108	56,880
Less: Intersegment liabilities	(186)	(13,507)	-	-	-	(499)	-	(14,192)
Unallocated corporate liabilities	-	-	-	-	-	-	-	323,926
Total liabilities								366,614
OTHER SEGMENT INFORMATION								
Capital expenditure	92	5,234	-	-	-	-	2,541	7,867
Depreciation of property, plant and equipment	504	1,746	295	40	2	38	565	3,190
Amortisation of goodwill	439	3,500	-	-	-	1,707	-	5,646
Amortisation of intangible assets	-	-	240	-	-	-	-	240
Impairment of goodwill	-	-	-	-	-	3,556	-	3,556
Provision for/(write-back of) doubtful debts, net	29,921	2,631	271	-	515	1,456	(260)	34,534
Provision against obsolete and slow-moving inventories	-	-	-	-	-	338	-	338

Group

	2003 RMB'000								
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
REVENUE									
Sales to external customers	36,060	31,077	58,151	-	2,730	1,212	89	70,421	199,740
RESULTS									
Segment results	15,780	3,583	(2,165)	(193)	1,480	477	(1,428)	3,174	20,708
Interest income									3,020
Interest expense									(12,425)
Unallocated corporate expenses									(4,396)
Profit before tax									6,907
Tax									(2,399)
Profit before minority interests									4,508
Minority interests									2,628
Net profit from ordinary activities attributable to shareholders									7,136
ASSETS									
Segment assets	46,524	34,802	36,234	967	981	-	5,853	44,005	169,366
Less: Intersegment assets	-	-	(7,180)	-	-	-	-	-	(7,180)
Unallocated corporate assets									832,869
Total assets									995,055
LIABILITIES									
Segment liabilities	5,842	27,422	18,212	1,757	139	-	4,867	14,499	72,738
Less: Intersegment liabilities	(175)	(13,549)	(2,783)	-	-	-	(600)	-	(17,107)
Unallocated corporate liabilities									399,126
Total liabilities									454,757
OTHER SEGMENT INFORMATION									
Capital expenditure	257	585	139	-	-	-	-	2	983
Depreciation of property, plant and equipment	461	462	1,565	40	10	56	44	565	3,203
Amortisation of goodwill	439	3,500	-	-	-	343	1,708	-	5,990
Amortisation of intangible assets	-	-	240	-	-	-	-	-	240
Provision for/(write-back of) doubtful debts, net	(62)	116	418	-	(50)	(203)	135	(1,957)	(1,603)
Provision against obsolete and slow-moving inventories	222	-	-	-	114	-	-	-	336

(b) **Geographical segments**

The following table presents revenue and certain asset and capital expenditure information for the Group's geographical segments:

Group	Mainland China		Hong Kong		Total	
	2004	2003	2004	2003	2004	2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUE						
Sales to external customers	100,220	155,994	30,283	43,746	130,503	199,740
OTHER SEGMENT INFORMATION						
Segment assets	1,173,846	987,629	14,636	7,426	1,188,482	995,055
Capital expenditure	7,867	983	–	–	7,867	983

5. **TURNOVER, INVESTMENT INCOME, OTHER REVENUE AND GAINS**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes, during the year. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover, investment income, other revenue and gains is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Turnover		
Sale of embedded systems and related products	77,206	114,926
Sale of computer products	50,869	70,421
Rendering of total solution services	2,428	14,393
	130,503	199,740
Investment income		
Gain on disposal of long term investment *(note 16)*	289,214	–
Other revenue		
Gross rental income *(note 32(b))*	–	315
Others	1,165	200
	1,165	515
Gains		
Gain on disposal of a subsidiary *(note 29(b))*	1,254	–
Gain on debt restructuring*	1,902	–
Gain on disposal of a business *(note 29(c))*	–	1,362
	3,156	1,362
	293,535	1,877

* *In the current year, Hebei Fire Alarm, a subsidiary of the Company, reached an agreement with a bank to restructure a bank loan of RMB3,060,000. Pursuant to the agreement, Hebei Fire Alarm was allowed to settle the bank loan by certain of its property with a total carrying amount of approximately RMB1,158,000, leading to a gain of approximately RMB1,902,000 recognised in the profit and loss account for the year.*

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	2004 RMB'000	2003 RMB'000
Cost of inventories sold		102,307	147,850
Cost of services provided, and which included:			
Employees costs		1,301	417
Depreciation of property, plant and equipment		279	516
Office expenses		9	4
Others		303	3
Employees costs (excluding directors' and supervisors' remuneration):			
Wages, salaries and bonuses		13,575	12,837
Social security costs		1,676	2,041
Retirement benefit contributions	7	852	1,251
Auditors' remuneration		954	956
Depreciation of property, plant and equipment	13	3,190	3,203
Research and development costs		6,177	6,936
Advertising and promotion costs		4,498	4,360
Exchange gains/(losses), net		864	(1,646)
Interest expense on bank loans wholly repayable within one year		11,328	12,425
Interest income from bank deposits		(2,330)	(2,255)
Interest income on an amount due from a related party	32(b)	(765)	(765)
Operating lease rental income in respect of equipment	32(b)	–	(315)
Loss on disposal of property, plant and equipment		1,246	719
Gain on disposal of a business	29(c)	–	(1,362)
Gain on disposal of a subsidiary	29(b)	(1,254)	–
Amortisation of goodwill	15	5,646	5,990
Amortisation of intangible assets	14	240	240
Impairment of goodwill	15	3,556	–
Operating lease rentals in respect of:			
Land and buildings		1,997	2,340
Equipment	32(b)	–	315
Provision for/(write-back of) doubtful debts, net		34,534	(1,603)
Provision against obsolete and slow-moving inventories	18	338	336

	Notes	2004 RMB'000	2003 RMB'000
Research and development costs included:			
Employees costs		4,278	3,427
Depreciation of property, plant and equipment		707	2,044
Operating lease rentals of equipment	32(b)	–	315
Office expenses		692	617
Others		500	533

7. RETIREMENT BENEFITS

During the year ended 31 December 2004, the aggregate contributions of the Group to its retirement benefit schemes were approximately RMB852,000 (2003: RMB1,251,000). As at 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2003: Nil).

8. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION

(a) Directors' and supervisors' remuneration:

Directors' and supervisors' remuneration for the year, as required to be disclosed pursuant to the GEM Listing Rules and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Fees	350	500
Basic salaries, housing benefits, other allowances and benefits in kind	1,052	1,092
Bonuses*	900	300
Retirement benefits scheme contributions	4	–
	2,306	1,892

* *The bonuses were paid to executive directors and calculated at approximately 0.4% (2003: 4.0%) of the consolidated net profit from ordinary activities attributable to shareholders before the provision of such bonuses. Pursuant to the service contracts entered into between the Company and its executive directors, the Company's executive directors are entitled to an aggregate amount of bonuses of not more than 5% of the consolidated profit after tax but before the provision of such bonuses.*

The four executive directors of the Company received emoluments of approximately RMB649,000, RMB599,000, RMB558,000 and nil for the year ended 31 December 2004, and the five executive directors received emoluments of approximately RMB432,000, RMB382,000, RMB343,000, RMB235,000 and nil for the year ended 31 December 2003.

The five non-executive directors of the Company received individual fees of RMB50,000 each for the year ended 31 December 2004. One of the non-executive directors of the Company received an individual fee of RMB50,000 and the remaining eight non-executive directors of the Company received individual fees of RMB25,000 each for the year ended 31 December 2003.

The five supervisors of the Company received emoluments of approximately RMB30,000 each for the year ended 31 December 2004. The seven supervisors of the Company received emoluments of approximately RMB30,000, RMB30,000, RMB30,000, RMB15,000, RMB15,000, RMB15,000 and RMB15,000 for the year ended 31 December 2003.

The three independent non-executive directors received individual fees of approximately RMB50,000, RMB50,000 and nil for the year ended 31 December 2004, and the two independent non-executive directors received individual fees of approximately RMB50,000 each for the year ended 31 December 2003.

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

There was no emolument paid by the Group to the directors and supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

(b) **Five highest paid employees:**

The five highest paid employees during the year included three (2003: three) executive directors, details of whose remuneration are also set out in the directors' and supervisors' remuneration in (a) above. Details of the remuneration of the five highest paid employees are as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	2,052	1,817
Bonuses	900	225
Retirement benefits scheme contributions	16	9
	2,968	2,051

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

The remuneration of each of the highest paid individuals for the year ended 31 December 2004 fell within the band of nil to RMB1,060,000 (equivalent to Hong Kong dollars 1,000,000).

9. **TAX**

Hong Kong profits tax has not been provided as the Group had no assessable profits arising in Hong Kong during the year (2003: Nil).

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof.

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Current		
– Hong Kong	–	–
– Mainland China	3,280	2,399
Total tax charge for the year	3,280	2,399

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the locations in which the Company and its subsidiaries are situated to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to effective tax rates, are as follows:

	Group			
	2004		**2003**	
	RMB'000	%	*RMB'000*	%
Profit before tax	234,946		6,907	
Tax at the statutory tax rate	77,532	33.0	2,280	33.0
Lower tax rate for specific provinces or local authority	(268)	(0.1)	(1,695)	(24.5)
Income not subject to tax	(95,441)	(40.6)	(330)	(4.8)
Expenses not deductible for tax	898	0.4	985	14.3
Tax exemptions	(134)	(0.1)	(1,036)	(15.0)
Benefit from operating losses not recorded	20,693	8.8	2,195	31.7
Tax charge at the Group's effective rate	3,280	1.4	2,399	34.7

The Company is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, the Company is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, the Company has been granted income tax exemption for the three years ended 31 December 2002 and 50% reduction in corporate income tax for the three years ending 31 December 2005.

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi") is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, Jade Bird Haodi is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, Jade Bird Haodi was granted income tax exemption for the three years ended 31 December 2000 and 50% reduction in corporate income tax for the three years ended 31 December 2003. From 1 January 2004 onwards, Jade Bird Haodi is subject to income tax at a rate of 33%.

As at 31 December 2004, the Group had an aggregate amount of provision for doubtful debts and provision against obsolete and slow-moving inventories of approximately RMB38,226,000. Deferred tax assets have not been recognised in respect of these provisions as adequate future taxable profit available against which these deductible temporary differences can be utilised is beyond reasonable doubt.

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, as the directors do not have intention to remit such earnings to the Company in the foreseeable future.

10. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net loss from ordinary activities attributable to shareholders for the year ended 31 December 2004 dealt with in the financial statements of the Company was approximately RMB57,809,000 (2003: net profit of RMB9,091,000) *(note 28).*

11. PROFIT APPROPRIATIONS

(1) Under the PRC Company Law and the respective companies' articles of association, the net profit after tax as reported in the PRC statutory financial statements, prepared in accordance with PRC accounting principles and regulations, can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any

(ii) Allocations to the statutory common reserve fund of at least 10% of profit after tax, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to this reserve, the profit after tax shall be the amount determined under PRC accounting principles and regulations. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset prior years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company.

(iii) Allocations of 5% to 10% of profit after tax, as determined under PRC accounting principles and regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing collective welfare benefits to the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as individual employees can only use these facilities, while the title of which will remain with the Company. The transfer to this fund must be made before any distribution of dividends to shareholders.

(iv) Allocations to the discretionary reserve fund if approved by the shareholders. The discretionary reserve fund can be used to offset prior years' losses, if any, and capitalised as the Company's share capital.

(2) **Dividend**

An interim dividend of RMB11,848,000 (RMB1 cent per share) was declared and paid in 2004 (2003: Nil).

The board of directors do not recommend the payment of a final dividend (2003: Nil).

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with PRC accounting principles and regulations, and (ii) the net profit determined in accordance with Hong Kong accounting standards.

Cash dividend to shareholders in Hong Kong will be paid in Hong Kong dollars.

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 of RMB234,185,000 (2003: RMB7,136,000), and the weighted average of 1,146,828,415 (2003: 1,032,273,973) ordinary shares in issues during the year as reflected in the new placement of H shares during the year.

The weighted average number of shares used to calculate the current year's basic earnings per share includes 1,104,000,000 shares issued from the beginning of 2004 to 20 June 2004 and the new placement of 80,800,000 H shares by the Company on 21 June 2004.

A diluted earnings per share amount for the year ended 31 December 2004 has not been disclosed as no diluting events existed during the year.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold Land *RMB'000* *(i)*	Buildings *RMB'000* *(i) and (ii)*	Machinery and equipment *RMB'000* *(ii)*	Leasehold improvements, furniture and office equipment *RMB'000*	Motor vehicles *RMB'000*	Construction in progress *RMB'000*	Total *RMB'000*
Cost:							
At 1 January 2004	216	2,343	23,403	3,282	1,062	–	30,306
Additions	–	346	958	173	2,951	3,439	7,867
Disposal of a subsidiary *(note 29(b))*	–	–	(150)	–	–	–	(150)
Disposals	(216)	(1,412)	(1,380)	(5)	(117)	–	(3,130)
At 31 December 2004	–	1,277	22,831	3,450	3,896	3,439	34,893
Accumulated depreciation:							
At 1 January 2004	52	253	20,491	2,553	638	–	23,987
Provided during the year	18	465	1,335	790	582	–	3,190
Disposal of a subsidiary *(note 29(b))*	–	–	(56)	–	–	–	(56)
Disposals	(70)	(563)	(1,166)	(7)	(78)	–	(1,884)
At 31 December 2004	–	155	20,604	3,336	1,142	–	25,237
Net book value:							
At 31 December 2004	–	1,122	2,227	114	2,754	3,439	9,656
At 31 December 2003	164	2,090	2,912	729	424	–	6,319

Company

	Buildings *RMB'000* *(i) and (ii)*	Machinery and equipment *RMB'000* *(ii)*	Leasehold improvements, furniture and office equipment *RMB'000*	Motor vehicles *RMB'000*	Total *RMB'000*
Cost:					
At 1 January 2004	878	20,307	3,052	419	24,656
Additions	–	74	10	2,496	2,580
Disposals	–	(6)	–	–	(6)
At 31 December 2004	878	20,375	3,062	2,915	27,230
Accumulated depreciation:					
At 1 January 2004	93	19,546	2,460	344	22,443
Provided during the year	42	431	338	348	1,159
Disposals	–	(5)	–	–	(5)
At 31 December 2004	135	19,972	2,798	692	23,597
Net book value:					
At 31 December 2004	743	403	264	2,223	3,633
At 31 December 2003	785	761	592	75	2,213

(i) *The Group's leasehold land and a building with an aggregate net book value of RMB994,200 (2003: RMB1,144,000) are located in Zhuo Lu, Hebei Province, the PRC, and are held under a land use right for a period of 40 years up to 31 December 2041. The other buildings with net book values of RMB668,000 (2003: RMB710,000) and RMB380,000 (2003: RMB400,000) are located in Beijing and Wuhan, the PRC, respectively. As of the date of these financial statements, the building ownership certificates of certain buildings with an aggregate net book value of RMB380,000 have yet to be obtained. The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.*

(ii) *As at 31 December 2004, the Group did not have any buildings, machinery and equipment pledged as collateral for the Group's banking facilities. As at 31 December 2003, the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 were pledged as collateral for the Group's banking facilities (note 24).*

14. INTANGIBLE ASSETS

Intangible assets comprising information technology rights are as follows:

	Group
	RMB'000
Cost:	
At 1 January 2004 and 31 December 2004	1,200
Accumulated amortisation:	
At 1 January 2004	680
Provided during the year	240
At 31 December 2004	920
Net book value:	
At 31 December 2004	280
At 31 December 2003	520

15. GOODWILL

The amount of goodwill capitalised as an asset in the consolidated balance sheet, arising from the acquisition of subsidiaries, is as follows:

	Group
	RMB'000
Cost:	
At 1 January 2004 and 31 December 2004	28,231
Accumulated amortisation and impairment:	
At 1 January 2004	11,696
Amortisation provided during the year	5,646
Impairment provided during the year	3,556
At 31 December 2004	20,898
Net book value:	
At 31 December 2004	7,333
At 31 December 2003	16,535

The amount of goodwill is stated at its cost, less accumulated amortization and impairment of RMB3,556,285 provided in 2004.

16. LONG TERM INVESTMENT

	2004 *RMB'000*	2003 *RMB'000*
Listed equity investment, at cost:		
Hong Kong*	362,581	-
Unlisted equity investment, at cost*	-	510,998
Market value of listed equity investment included above at cost	647,546	-

Long term investment consists of a listed equity investment, at cost. The directors are of the opinion that the investment in Semiconductor Manufacturing International Corporation ("SMIC"), a company incorporated in the Cayman Islands, is to be held for long term purposes and as such, continues to be carried at historical cost as at 31 December 2004.

In 2001, the Group acquired 54,000,540 Series A Preference Shares (with voting rights and being convertible into ordinary shares) which were converted and then split into 540,005,400 ordinary shares, and acquired 54,000,540 non-voting, non-convertible and non-transferable Series A-1 preference shares of SMIC, for a cash consideration of US$60 million (equivalent to approximately RMB497 million) and US$540 (equivalent to approximately RMB4,500), respectively. The principal activities of SMIC and its subsidiaries are the manufacturing and marketing of advanced technology semiconductors in the PRC. Upon the initial public offering (the "IPO") of SMIC in March 2004, among the 540,005,400 ordinary shares held by the Group, a total number of 156,842,000 ordinary shares with the carrying amount of approximately RMB148 million were sold by the Group at a price of HK$2.69 per ordinary share, giving rise to a net proceeds of approximately RMB437 million and a gain on disposal of long term investment of approximately RMB289 million. Subsequent to the aforesaid disposal of SMIC's ordinary shares, the Group still holds 383,163,400 ordinary shares of SMIC.

As at 31 December 2004, as agreed among the Group, SMIC and its certain shareholders upon the IPO of SMIC in March 2004, out of the Group's total shareholding in SMIC of 383,163,400 ordinary shares, 302,162,590 ordinary shares were subject to respective lock-up periods (restricting the public sale of the Group's holding in SMIC), details of which are set out below:

Lock-up period expiring:	**Shareholding of SMIC shares**
In March 2005	81,000,810 shares
In September 2005	81,000,810 shares
In March 2006	81,000,810 shares
In August 2006	59,160,160 shares
	302,162,590 shares

Upon the expiry of the respective lock-up periods, the relevant SMIC ordinary shares will be available for public trading.

* *SMIC was listed during 2004 and hence, investment in SMIC changed from unlisted equity investment in 2003 to listed equity investment in 2004.*

17. INTERESTS IN SUBSIDIARIES

	Company	
	2004 *RMB'000*	**2003** *RMB'000*
Equity interests, at cost	22,933	27,433
Due from subsidiaries	561,408	551,452
Due to a subsidiary	-	(7,180)
	584,341	571,705
Provision for impairment	(3,556)	-
	580,785	571,705

The balances with subsidiaries at 31 December 2004 were interest-free, unsecured and did not have fixed repayment terms.

Particulars of the Company's subsidiaries as at 31 December 2004 are as follows:

Name	Place of incorporation/ establishment and operations	Legal status	Nominal value of registered capital	Percentage of equity interest directly attributable to the Company	Principal activities
Cayman Development	Cayman Islands/ Hong Kong	Limited liability company	US$10,000	100%	Technology research, development and sale of integrated circuits, computer products and related products
Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited	Hebei Province, the PRC	Limited liability company	RMB10,000,000	75%	Technology research, development, manufacture and sale of fire alarm system products
Jade Bird Haodi	Beijing, the PRC	Limited liability company	RMB5,000,000	51%	Development, manufacture and sale of remote automatic metre-reading systems
Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft")	Wuhan, the PRC	Limited liability company	RMB10,000,000	51%	Research, development, production and sale of network management products, and provision of the network systems integration services
Cayman Investment	Cayman Islands/ Hong Kong	Limited liability company	US$100	100%*	Investment holding
Beida Jade Bird Overseas Education Limited	British Virgin Islands/ Hong Kong	Limited liability company	US$50,000	100%*	Investment holding

* *Indirect holding*

18. INVENTORIES

	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000	Company 2003 RMB'000
Raw materials	5,406	3,305	785	537
Work in progress	1,560	3,844	588	601
Finished goods	16,729	12,933	1,320	5,120
	23,695	20,082	2,693	6,258
Less: Provision against obsolete and slow-moving inventories	(882)	(544)	(544)	(544)
	22,813	19,538	2,149	5,714

The carrying amount of inventories (the Group and the Company) carried at net realisable value included in the above balance was nil (2003: RMB5,657,000) as at the balance sheet date.

19. TRADE RECEIVABLES

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is sometimes required. The credit period generally ranges from three to six months, starting from the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later. Each customer has a maximum credit limit. The group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise credit risk. Overdue balances are reviewed regularly by senior management.

An aged analysis of the trade receivables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later, is as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Outstanding balances aged:		
0 to 3 months	13,195	33,275
3 to 6 months	11,260	15,223
6 to 12 months	4,328	17,851
Over 12 months	36,139	8,376
	64,922	74,725
Less: Provision for doubtful debts	(37,344)	(2,810)
	27,578	71,915

Included in the trade receivables of the Group are the following amounts due from a shareholder and related parties which are repayable on similar credit terms to those offered to independent third party customers:

	2004	**2003**
	RMB'000	*RMB'000*
Amount due from a shareholder *(note 32(h))*	–	152
Amounts due from related parties *(note 32(h))*	207	129

20. BALANCES WITH SHAREHOLDERS

The balances with shareholders at 31 December 2004 were interest-free, unsecured and did not have fixed repayment terms.

Subsequent to the balance sheet date, an aggregate amount of balances due from shareholders of approximately RMB41,000,000 has been received by the Group.

21. BALANCES WITH RELATED PARTIES

Except for the amount due from Beijing Beida On-line Network Company Limited ("Beida On-line") which bears interest at an annual interest rate of 5.13%, all other balances with related parties at 31 December 2004 were interest-free. All balances with related parties were unsecured and did not have fixed repayment terms.

Subsequent to the balance sheet date, an aggregate amount of balances due from related parties of approximately RMB92,000,000 has been received by the Group.

Included in the amounts due from related parties as at 31 December 2004 was a sum of approximately RMB320 million, representing approximately RMB287 million as to Hong Kong Jade Bird Sci-Tech Limited and approximately RMB33 million as to Wisdom New Group Limited, both of which are controlled by Beijing Beida Jade Bird Limited ("Beida Jade Bird"). Pursuant to a share transfer agreement (the "Agreement") entered into with Beida Jade Bird on 24 March 2005, the sum was utilised as earnest money for acquiring a 44% equity interest in a property development company in Beijing. The Directors expect that the proposed acquisition transaction shall take place on or before 31 July 2005. In connection with the Agreement and the proposed acquisition, the Company has made an announcement to that effect on 24 March 2005. Pursuant to the Agreement, the earnest money shall be fully refunded to the Company, without interest, if the conditions set forth in the Agreement have not either been fulfilled or waived and hence, the proposed acquisition does not take place. In the opinion of the Directors, Beida Jade Bird is able to repay the earnest money, if so required, and a guarantee for repayment has been obtained from a company controlled by the Peking University.

Should the conditions precedent (including but not limited to approval by the independent shareholders of the Company and all necessary approvals and permissions from the relevant government and/or regulatory authorities) of the Agreement be fulfilled or waived by the Company, the earnest money would be applied and recorded in the consolidated balance sheet of the Group as interest in an associate.

22. SHORT TERM INVESTMENTS

	Company	
	2004	**2003**
	RMB'000	*RMB'000*
Unlisted investments, at cost	2,000	-

Short term unlisted investments comprise two investment funds in the PRC of RMB1,000,000 each.

23. CASH AND CASH EQUIVALENTS

	Group		Company	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash and bank balances	101,739	82,977	49,735	43,920
Time deposits	220,327	195,032	102,352	195,032
Cash and cash equivalents	322,066	278,009	152,087	238,952

24. SHORT TERM BANK LOANS

Short term bank loans of the Group and the Company bore interest at rates ranging from approximately 2.84% to 5.31% per annum at 31 December 2004 (2003: 2.84% to 5.31%).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group and the Company's bank loans of up to US$37.5 million, or equivalent to approximately RMB310 million (2003: RMB393 million), as at the balance sheet date *(note 32(g))*.

As at 31 December 2003, there were also short term bank loans of the Group of RMB3,060,000 secured by mortgages over certain of the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 *(note 13)*.

25. TRADE PAYABLES

An aged analysis of the trade payables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of materials were transferred by the suppliers to the Group, is as follows:

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Outstanding balances aged:		
0 to 3 months	5,353	9,917
3 to 6 months	1,210	184
6 to 12 months	18	2,841
Over 12 months	8,410	3,962
	14,991	16,904

Included in the trade payables of the Group is the following amount due to a shareholder:

	2004	**2003**
	RMB'000	*RMB'000*
Amount due to a shareholder *(note 32(h))*	32	1,170

The amount due to a shareholder as at 31 December 2004 was interest-free, unsecured and did not have fixed repayment terms.

26. SHARE CAPITAL

	2004	**2003**
	RMB'000	*RMB'000*
Registered, issued and fully paid:		
700,000,000 (2003: 700,000,000) legal person shares of RMB0.10 each	70,000	70,000
484,800,000 (2003: 404,000,000) H shares of RMB0.10 each	48,480	40,400
	118,480	110,400

On 21 June 2004, 80,800,000 new H shares of the Company with a par value of RMB0.1 each were issued to the public and listed on the GEM by way of placing at a price of HK$0.75 (equivalent to approximately RMB0.80) per H share.

A summary of the transactions during the year with reference to the above movement in the Company's issued share capital is as follows:

	Number of shares in issue	Issued share capital RMB'000	Capital reserve RMB'000	Total RMB'000
At 31 December 2003 and 1 January 2004	1,104,000,000	110,400	322,479	432,879
Placement of new H shares	80,800,000	8,080	56,210	64,290
	1,184,800,000	118,480	378,689	497,169
Share issue expenses	–	–	(2,396)	(2,396)
Transfer to a capital reserve *(i)*	–	–	1,427	1,427
At 31 December 2004	1,184,800,000	118,480	377,720	496,200

Details of the Company's share option scheme are included in note 27 to the financial statements.

(i) Details are set out in note (i) in the consolidated statement of changes in equity.

27. EMPLOYEE SHARE OPTIONS

The Company has a share option scheme, pursuant to which the board of directors of the Company may grant options to full-time employees of the Group (including directors of the Company) to subscribe for H shares, subject to a maximum of 30% of the nominal value of the issued share capital of the Company from time to time, excluding for this purpose shares issued on the exercise of options. The subscription price will be determined by the Company's board of directors, and will not be less than the highest of (i) the nominal value of an H share, (ii) the average of the closing prices of the H shares quoted on the GEM on the five trading days immediately preceding the date of grant, and (iii) the closing price of the H shares quoted on the GEM on the date of grant, which must be a business day. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on these persons from subscribing or dealing in H shares imposed by the laws and regulations in the PRC have been abolished or removed.

As of the date of these financial statements, no share options have been granted under the aforesaid scheme.

28. RESERVES

Company

	Notes	Capital reserve RMB'000*	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
31 December 2002 and 1 January 2003		251,271	16,649	73,548	341,468
Issue of H shares		75,164	–	–	75,164
Share issue expenses		(5,610)	–	–	(5,610)
Payable written back**		1,654	–	–	1,654
Net profit for the year		–	–	9,091	9,091
Transfer from/(to) reserves		–	1,034	(1,034)	–
31 December 2003 and 1 January 2004		322,479	17,683	81,605	421,767
Issue of H shares	26	56,210	–	–	56,210
Share issue expenses	26	(2,396)	–	–	(2,396)
Net loss for the year		–	–	(57,809)	(57,809)
Transfer to a capital reserve	(i)	1,427	–	(1,427)	–
Transfer from/(to) reserves	11(1)	–	34,896	(34,896)	–
Interim dividend	11(2)	–	–	(11,848)	(11,848)
31 December 2004		377,720	52,579	(24,375)	405,924

(b) **Disposal of a subsidiary**

In 2004, the Company disposed of its entire shareholding interest in Beijing Beida Jade Bird Silicon Innovation Company Limited ("Beijing Silicon Innovation"), a 60% owned subsidiary of the Company, for a consideration of RMB3,600,000.

	2004	**2003**
	RMB'000	*RMB'000*
Net assets disposed of:		
Property, plant and equipment, net	94	–
Trade receivables	136	–
Prepayments, deposits and other receivables	8,778	–
Inventories	4,839	–
Cash and bank balances	896	–
Trade payables	(778)	–
Advances from customers	(3,251)	–
Accrued liabilities and other payables	(6,804)	–
Minority interests	(1,564)	–
Net assets	2,346	–
Gain on disposal of a subsidiary *(note 5)*	1,254	–
Satisfied by:	3,600	–
Due from a related party *(note 32(b))*	1,200	–
Cash	2,400	–
	3,600	–

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	2004	**2003**
	RMB'000	*RMB'000*
Cash consideration	2,400	–
Cash and bank balances disposed	(896)	–
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	1,504	–

* *The capital reserve may only be used to increase share capital.*

** *In 2003, the Company reached a wavier agreement with an unrelated party, who had provided services to the Company during the listing of the Company's H shares on the GEM of the Stock Exchange in July 2000. Pursuant to the waiver agreement, the amount had been recorded as part of the issuance expenses for the listing in 2000 and in accordance with the prevailing accounting principles and regulations in the PRC, the amount waived was included in the capital reserve account in 2003 accordingly.*

(i) Details are set out in note (i) in the consolidated statement of changes in equity.

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Acquisition of a subsidiary

	2004 *RMB'000*	2003 *RMB'000*
Net assets acquired:		
Cash and bank balances	1,144	–
Due to a related party	(731)	–
	413	–
Satisfied by:		
Cash	413	–

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary is as follows:

	2004 *RMB'000*	2003 *RMB'000*
Cash consideration	(413)	–
Cash and bank balances acquired	1,144	–
Net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary	731	–

(c) **Disposal of a business**

In 2003, the Company disposed of its entire assets and business of DVR to Shenzhen Jade Bird, a related party of the Company, for a consideration of RMB3,000,000.

	2004	2003
	RMB'000	*RMB'000*
Net assets disposed of:		
Property, plant and equipment, net	–	146
Intangible assets, net	–	1,841
Trade receivables	–	126
Prepayments, deposits and other receivables	–	193
Inventories	–	508
Accrued liabilities and other payables	–	(1,176)
	–	1,638
Gain on disposal of a business *(note 5)*	–	1,362
Satisfied by:		
Due from a related party *(note 32(h))*	–	3,000

30. **COMMITMENTS**

(a) **Operating lease commitments**

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to two years

As at 31 December 2004, the Group and the Company had the following minimum lease payments under non-cancellable operating leases in respect of land and buildings:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Within one year	1,007	1,256
In the second to fifth years, inclusive	170	1,241
	1,177	2,497

	Company	
	2004	2003
	RMB'000	*RMB'000*
Within one year	475	436
In the second to fifth years, inclusive	119	546
	594	982

As at 31 December 2004, save as disclosed above, the Group and the Company did not have future lease payments under non-cancellable operating leases.

(b) **Capital commitment**

	Group	
	2004	**2003**
	RMB'000	*RMB'000*
Within one year	2,461	–
In the second to fifth years, inclusive	–	–
	2,461	–

31. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group nor the Company had any significant contingent liabilities.

32. RELATED PARTY TRANSACTIONS

(a) A list of related parties and their relationship with the Group are as follows:

Name of related party	Relationship
Peking University	The ultimate controlling shareholder
The Institute	A department of Peking University
Beijing Beida Jade Bird Limited ("Beida Jade Bird")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Yu Huan Microelectronics System Engineering Company ("Beida Yu Huan")	A shareholder of the Company; also a company controlled by Peking University
Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao")	A shareholder of the Company; also a company controlled by Peking University
Shanghai Beida Jade Bird Sci-Tech Limited ("Shanghai Jade Bird")	A shareholder of the Company; also a company controlled by Peking University
Chengdu Beida Jade Bird Nuclear Application Research Institute Co., Ltd. ("Chengdu Jade Bird")	A subsidiary of Beida Jade Bird
Shenyang Beida Jade Bird Sci-Tech Limited ("Shenyang Jade Bird")	A subsidiary of Beida Jade Bird
Hong Kong Jade Bird Sci-Tech Limited ("HK Jade Bird Sci-Tech")	A subsidiary of Beida Jade Bird
Wisdom New Group Limited ("Wisdom New Group")	A subsidiary of Beida Jade Bird
Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Jade Bird")	A subsidiary of Beida Jade Bird
Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited ("Hainan Jade Bird")	An associate of Beida Jade Bird
Weifang Beida Jade Bird Huaguang Sci-Tech Company Limited ("Jade Bird Huaguang")	A subsidiary of Beida Jade Bird
Beida On-line	An associate of Beida Jade Bird
Sichuan Tian Mu Monitored Security Company Limited ("Tian Mu")	An associate of Beida Jade Bird
Zhuhai Beida Education and Science Park Company Limited ("Zhuhai Beida Education")	A subsidiary of Beida Jade Bird
Guangzhou Beida Jade Bird BIS Company Limited ("Guangzhou Jade Bird")	A company indirectly controlled by Peking University
Beijing Beida Jade Bird Software System Company ("Jade Bird Software")	A shareholder of the Company; also a company controlled by Peking University
Beida Jade Bird Security System Company Limited ("Security System")	A subsidiary of Beida Jade Bird
Beijing Science and Technology Enterprise Development Center of Peking University ("Beida Sci-Tech")	A company controlled by Peking University

(b) Peking University is the ultimate controlling shareholder of the Company. In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with Peking University and the companies and parties under the control of Peking University during the year:

	2004	2003
	RMB'000	*RMB'000*
Sale of embedded systems products and provision of total solution services to:		
Beijing Tianqiao	424	981
Beida Jade Bird	239	217
Peking University	-	179
	663	1,377
Disposal of the business of DVR to Shenzhen Jade Bird *(note 29 (c))*	-	3,000
Rental expense for an office building charged by Beida Jade Bird	976	816
Interest income on an amount due from Beida On-line *(note 6)*	765	765
Rental expense for equipment charged by the Institute* *(note 6)*	-	315
Rental income for equipment earned from the Institute* *(note 6)*	-	315
Purchase of a 100% equity interest in Beida Jada Bird Overseas Education Limited from HK Jade Bird Sci-Tech *(note 29(a))*	413	-
Disposal of a 20% equity interest in Beijing Silicon Innovation to Beida Yu Huan *(note 29(b))*	1,200	-

* *Pursuant to the equipment lease agreements entered into between the Company and the Institute dated 17 April 2000, the Institute leased certain equipment to the Company for a period of five years at an hourly rate of RMB120, and the Company leased certain equipment to the Institute for a period of five years for an annual fee of RMB1,260,000. The aforesaid agreements were terminated on 16 April 2003.*

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

(c) Pursuant to the technology licence agreement entered into between the Company and Beijing Tianqiao dated 17 April 2000, Beijing Tianqiao has granted an exclusive licence to the Company for the use of certain GPS technology for a period of 10 years, in return for a royalty fee calculated at 3% on the total sales of products using this technology. No royalty fee was charged by Beijing Tianqiao to the Group in 2004 and 2003 as the Group did not have any sales of products using GPS technology in these years.

(d) Pursuant to the JB-CASE Technology Licence Agreement and Trademark Licence Agreement entered into between the Company and Jade Bird Software dated 17 April 2000, Jade Bird Software granted to the Company a non-exclusive licence to use the JB-CASE technology and certain of its trademarks for a period of 10 years for nil consideration.

(e) During the year ended 31 December 2004, the Group purchased certain computer products amounting to RMB45,600,000 (2003: RMB32,029,000) which were handled by Beijing Tianqiao on behalf of the Group at no charge.

(f) During the year, the Company entered into an office building operating lease agreement with Beida Jade Bird, with a right of renewal exercisable by the Company. Pursuant to this agreement, the expiry date is 1 April 2006 and the annual rental expense is approximately RMB475,200.

(g) As at 31 December 2004, the Group had banking facilities of USD37.5 million (equivalent to approximately RMB310 million) for short term loans *(note 33)*. These short term bank loans were jointly guaranteed by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

(h) Included in the consolidated balance sheet and the balance sheet are the following balances with shareholders and related parties:

	Group		Company	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Trade receivables from a shareholder *(note 19)*:				
Beida Jade Bird	–	152	–	152
Trade receivables from related parties *(note 19)*:				
Security System	5	129	5	129
Hainan Jade Bird	12	–	12	–
Guangzhou Jade Bird	117	–	117	–
Chengdu Jade Bird	12	–	12	–
Shenyang Jade Bird	61	–	61	–
	207	129	207	129

	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000	Company 2003 RMB'000
Prepayments, deposits and other receivables from a related party:				
Jade Bird Huaguang	200	200	200	200
Due from shareholders *(note 20)*:				
Beijing Tianqiao	40,000	30,407	40,000	30,407
Beida Jade Bird	1,781	879	781	879
Peking University	–	42	–	42
Shanghai Jade Bird	2,000	–	2,000	–
	43,781	31,328	42,781	31,328
Due from related parties *(note 21)*:				
Beida Sci-Tech	47,000	8,600	47,000	8,600
Beida On-line	8,313	7,859	8,313	7,859
HK Jade Bird Sci-Tech	287,321	3,265	–	3,265
Shenzhen Jade Bird	3,600	3,000	3,600	3,000
Security System	1,817	1,429	–	62
Jade Bird Huaguang	842	842	842	842
Hainan Jade Bird	–	250	–	250
Guangzhou Jade Bird	–	99	–	99
Zhuhai Beida Education Ltd.	–	30	–	29
Wisdom New Group Limited	32,860	–	–	–
	381,753	25,374	59,755	24,006
Trade payable to a shareholder *(note 25)*:				
Beijing Tianqiao	32	1,170	–	–
Advances from customers (from shareholders):				
Beijing Tianqiao	266	150	190	150
Peking University	–	42	–	–
Shanghai Jade Bird	123	–	6	–
	389	192	196	150
Advances from customers (from a related party):				
Tian Mu	–	110	–	110

	Group		Company	
	2004	2003	2004	2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Due to shareholders *(note 20)*:				
Beida Jade Bird	860	1,113	583	431
Beijing Tianqiao	120	179	45	179
Shanghai Jade Bird	281	–	281	–
Peking University	–	400	–	400
	1,261	1,692	909	1,010
Due to related parties *(note 21)*:				
Security System	387	387	–	–
Shenzhen Jade Bird	355	355	355	355
HK Jade Bird Sci-Tech	1,141	–	–	–
Guangzhou Jade Bird	110	–	110	–
	1,993	742	465	355

33. BANKING FACILITIES

As at 31 December 2004, the Group had banking facilities of approximately USD37.5 million (equivalent to approximately RMB310 million) (2003: RMB396 million) for short term bank loans, which were all utilised. These facilities are secured by joint guarantees by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, in respect of a loan of USD37.5 million, equivalent to approximately RMB310 million (2003: RMB393 million) *(note 32(g))*.

In addition, as at 31 December 2003, the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 were pledged as collateral for the Group's banking facilities *(note 13)*.

34. POST BALANCE SHEET EVENTS

The Company entered into an Agreement with Beida Jade Bird on 24 March 2005. In this connection, the amounts due from related parties as at 31 December 2004 in an aggregate amount of approximately RMB320 million was utilised as earnest money for acquiring a 44% equity interest in a property development company in Beijing, details of which are set out in note 21 to these financial statements.

35. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 30 March 2005.

FIRST QUARTERLY RESULTS (UNAUDITED)

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (collectively as the "Group") is pleased to announce the unaudited consolidated results of the Group for the three months ended 31 March 2005 together with the unaudited comparative figures for the corresponding period in 2004 as follows:

		For the three months ended	
		31 March 2005	**31 March 2004**
	Notes	*RMB'000*	*RMB'000*
Turnover	2	16,090	22,212
Investment income, other revenue and gains	3	100	289,223
Operating expenses:			
Materials and equipment		(12,468)	(17,560)
Employee costs		(4,822)	(5,331)
Depreciation of property, plant and equipment		(471)	(467)
Amortisation of goodwill and intangible assets		(60)	(1,472)
Other operating expenses		(1,662)	(2,766)
Total operating expenses		(19,483)	(27,596)
(LOSS)/PROFIT FROM OPERATING ACTIVITIES		(3,293)	283,839
Finance income/(costs)			
Interest income		813	508
Interest expense		(3,624)	(2,875)
Exchange loss		(485)	(1,288)
(Loss)/profit before tax		(6,589)	280,184
Tax	4	–	–
(Loss)/profit before minority interests		(6,589)	280,184
Minority interests		982	1,236
(Loss)/profit attributable to shareholders		(5,607)	281,420
(Loss)/earnings per share – basic (RMB cents)	5	(0.5)	25.5

1. PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The Unaudited Quarterly Results of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKAS") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited. They have been prepared under historical cost convention, except for available-for-sale financial assets that have been measured at fair value. The principal accounting policies used in the preparation of the Unaudited Quarterly Results are consistent with those adopted in the preparation of the consolidated annual financial statements of the Group for the year ended 31 December 2004, except for those mentioned below.

In the first quarter of 2005, the Group has adopted, for the first time, a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for the accounting periods beginning on or after 1 January 2005.

The major effects of the new HKFRSs, which have had a material impact on the Unaudited Quarterly Results, are set out below:

The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" requires the Group's long term investment be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the Group's accounting policy adopted before. The fair value amount is estimated using the market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value amount. Accordingly, the estimates made by the Group are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount. The effect of adopting HKAS 39 was to increase the consolidated investment revaluation reserve as at 1 January 2005 by approximately RMB286 million. As at 31 March 2005, the fair value of the long term investment was decreased by approximately RMB60 million as compared to that on 1 January 2005.

The adoptions of HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets" have resulted in ceasing goodwill amortisation and to test for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2005. The transitional provisions of HKFRS 3 have required the Group to eliminate the carrying amount of accumulated amortisation of RMB17,342,000 with a corresponding decrease in goodwill.

2. TURNOVER

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended	
	31 March 2005	**31 March 2004**
	RMB'000	*RMB'000*
Turnover		
Sales of embedded systems and related products	6,933	20,721
Sales of computer products	9,136	893
Provision of total solution services	21	598
	16,090	22,212

3. INVESTMENT INCOME, OTHER REVENUE AND GAINS

	For the three months ended	
	31 March 2005 *RMB'000*	31 March 2004 *RMB'000*
Gain on disposal of long term investment *(Note a)*	–	289,214
Others	100	9
	100	289,223

Note (a) Gain on disposal of long term investment for the three months ended 31 March 2004 represents the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

4. TAXATION

Hong Kong profits tax has not been provided as the Group has no assessable profits arising in Hong Kong during the period (2004: Nil). Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the three months ended 31 March 2005 (2004: Nil).

There was no material unprovided deferred tax for the three months ended 31 March 2005 (2004: Nil).

5. (LOSS)/EARNINGS PER SHARE

The calculation of loss per share of RMB0.5 cents (2004: earnings per share of RMB25.5 cents) for the three months ended 31 March 2005 was based on loss attributable to shareholders of RMB5,607,000 (2004: profit attributable to shareholders of RMB281,420,000) and on the weighted average number of 1,184,800,000 shares (2004: 1,104,000,000 shares) in issue.

3. STATEMENT OF INDEBTEDNESS

At the close of business on 30 April 2005, being the latest practicable date for ascertaining information regarding this indebtedness statement, the Group had total outstanding borrowings of approximately RMB288.6 million, consisting of short-term bank loan and long-term bank loans of approximately RMB268.6 million and RMB20 million, respectively. Among these bank loans, approximately RMB268.6 million and RMB20 million were denominated in the US dollars and Renminbi, respectively.

Bank loans of the Group of RMB20 million were secured by mortgages over certain of the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB30.2 million as at 30 April 2005. Beijing Beida Jade Bird Limited, a shareholder of the Company, and Peking University Resource Group, a subsidiary of Peking University which is the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group's bank loan of US$32.5 million, or equivalent to approximately RMB268.6 million as at 30 April 2005.

Apart from intra-group liabilities and those mentioned above, as at the close of business on 30 April 2005, the Group did not have any outstanding mortgages, charges, pledges, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, acceptance liabilities or acceptance credits, any guarantees or other material contingent liabilities.

Save as aforesaid or as otherwise mentioned in this circular, the Directors confirmed that there has been no material change in the indebtedness and guarantees of the Group since 30 April 2005.

4. WORKING CAPITAL

The Directors, including independent non-executive Directors, are of the opinion that, following completion of the Acquisition, taking into account the financial resources available to the Group, including internally generated funds and the present available banking facilities, and in the absence of unforeseen circumstances, the Group will have sufficient working capital for its present requirements.

5. RULES 17.15 TO 17.21 OF THE GEM LISTING RULES

Save as disclosed under the section headed "Letter from the Board" in this circular, the Directors have confirmed that, as at the Latest Practicable Date, the Group was not aware of any circumstances that would give rise to a disclosure requirement under Rules 17.15 to 17.21 of the GEM Listing Rules.

6. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up.

7. MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP

(a) Financial overview

Turnover

The audited consolidated turnover of the Group for the year ended 31 December 2004 amounted to RMB130,503,000 (2003: RMB199,740,000).

The decrease in turnover was primarily due to a substantial reduction in both the sales of embedded systems and related products which recorded a decrease of RMB37.7 million to RMB77.2 million from RMB114.9 million in last year, as well as the sale of computer products which recorded a decrease of RMB19.5 million to RMB50.9 million from RMB70.4 million in last year The higher margin total solution services business also experienced a significant decrease of RMB12.0 million to RMB2.4 million from RMB14.4 million in last year. The overall decrease is mainly attributable to the competitive market in the PRC and the lower than expected revenue achieved by a subsidiary disposed near the year end which was engaged in integrated circuits business. For the year ended 31 December 2004, the turnover from the sales of embedded system products and related products, sales of computer products and total solution services were approximately 59%, 39% and 2% respectively as compared to the more evenly distributed sales mix of 57%, 35% and 8% respectively in the last year.

Operating Profit

The operating profit of the Group for the year ended 31 December 2004 amounted to RMB243,179,000 (2003: RMB16,312,000). The significant increase was due to the recording of the investment income of RMB289,214,000 (2003: Nil) on disposal of part of the Group's interest in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

On the other hand, the operating results of the Group in other areas were affected by the decrease in the revenue of total solution services which carried a higher margin. In addition, sales of embedded systems as well as sales of computer products also recorded decrease in gross profit margin. During the year, the Group also recorded a substantial provision for doubtful debts of RMB34,534,000 (2003: write-back of RMB1,603,000) because the management adopted a conservative approach in one-off re-assessing the recoverable value of long outstanding accounts receivable.

Finance Cost

The interest expense recorded a slight decrease of RMB1.1 million to RMB11.3 million from RMB12.4 million in last year. It was mainly due to the USD 10 million partial repayment of the Group's bank loan during the year.

Profit Attributable to Shareholders

The profit attributable to shareholders and earnings per share of the Group for the year ended 31 December 2004 were RMB234,185,000 (2003: RMB7,136,000) and RMB20.4 cents (2003: RMB0.7 cent) respectively.

(b) Business overview

Network Security System

During the year, the Group completed the research and development of H323 agent technology and continued develop centralised control channel technology. The Group has completed the production of 70 units of JB-FW1/100 and 8 units of JB-FW1/1000. During the period, the Group completed the grading assessment by China Ministry of Public Security.

During the year, Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft"), a subsidiary of the Company, has completed the research and development of the network management platform software NetSureExpert5.3 version (enhanced version with supporting the multi-layer infrastructure technology) and also NetSureExpert5.31 version. Wuhan Netsoft is currently developing the desktop management function module technology (WMI) and plans to develop NetSureExpert5.4 version, VLAN and MPLS VPN technology. During the year, the following projects were completed: Service contracts with The People's Procuratorate of Wuhan, China Southern Aviation Industry Co., Ltd, PetroChina South China Distribution Ltd, Shandong Tobacco Ltd, North China Pharmaceutical Group Corporation, Department of Education of Guangzhou, Nanjing University of Posts, Harbin Normal University, Handan Municipal Government etc.

For the year ended 31 December 2004, the turnover and loss incurred by the network security system products were RMB9,430,000 and RMB4,325,000 respectively.

Wireless Fire Alarm System

In term of the network, during the period, the Group had completed the research and development of the municipal concentrative fire protection application technology. The Group is researching the application of embedded system on the fire protection application technology, as well as the low-pressured carbon dioxide controller technology. In term of the hardware, during the period, the Group had completed the research and development of the network communication card, the fire alarm controller (linkage), the non-address feeling smoke detector, the non-establishment feeling warm detector product, right now researches and develops the feeling smoke detector (the PIC16F676 chip) the product.

During the period, the Group manufactured 20 units of the JB-QB-JBF-11S/CD6 fire alarm controller (linkage) and 8,600 units of the JTW-ZD-LN2110/C non-address feeling warm detector.

During the period, the Group completed the major project for Jingmen Project of Beijing Longjian Group Ltd., Beijing Century Spring Garden Project of Shanghai Hehe Engineering Technology Ltd., State Administration Taxation Huairou Training Centre of Huaian Fair Protection Co., Ltd. and Shuang Garden Project of Beijing Andisheng Security System Autoimmunization Ltd.

During the period, the Group participated in various types of exhibitions, such as the 10th International Fire Fighting Equipment Technological Exchange Exhibition held by China Fire Protection Association, and National Fire Prevention Standardization Technical Committee Sixth Technical Sub-Committee held by National Technical Committee for Fire Protection Standardization, establishment meeting of China Fire Protection Association Electronic Profession Branch held by China Fire Protection Association Fire Prevention Electronic Profession Branch; "Fire Auto-alarm System Construction and Approval Standard" (revision for approval manuscript) the examining committee held by Shenyang Fire Prevention Research Institute of China Ministry of Public Security. As a consequence, the Group's fire protection products were extensively promoted and their brand images were well established in the industry.

For the year ended 31 December 2004, the turnover and profit contributed from the wireless fire alarm system products were RMB44,244,000 and RMB7,302,000 respectively.

Security ICs

During the year, the Group disposed of a 60% held subsidiary, Beijing Silicon Innovation Company Limited for a cash consideration of RMB3,600,000 and at a gain of RMB1,254,000. The disposal was made due to the lower than expected revenue achieved since establishment of the subsidiary few years ago.

For the year ended 31 December 2004, the turnover and profit contributed from the security ICs products were RMB25,434,000 and RMB787,000 respectively.

Smart Card Application System

For the year ended 31 December 2004, the turnover and loss incurred by the smart cards application system products were RMB106,000 and RMB39,000 respectively.

Remote Meter Reading System

For the year ended 31 December 2004, the turnover and loss remote meter reading system products were RMB420,000 and RMB2,390,000 respectively.

Computer products

The significant drop in sale of computer products was predominantly owing to less efforts spent in promoting the sale of computer products in light of the slimmer profit margin under the prevailing highly competitive IT market in the PRC.

For the year ended 31 December 2004, the turnover and profit contributed from computer products were RMB50,869,000 and RMB362,000 respectively.

Semiconductor Manufacturing International Corporation ("SMIC")

2004 was a remarkable year with significant achievements for SMIC. In January 2004, SMIC completed the acquisition of Fab 7, an 8-inch wafer fab located in Tianjin, China, and commenced mass production in May 2004. In March 2004, SMIC successfully completed initial public offering on both the New York Stock Exchange and the Hong Kong Stock Exchange, raising approximately US$1 billion. In July 2004, SMIC commenced pilot production at Fab 4, being China's first 12-inch fab, in Beijing. For the year ended 31 December 2004, SMIC also achieved its first year of profitability.

While 2005 looks to be a year of flat growth for the semiconductor industry with demand improving as the year progresses, SMIC will continue to aggressively pursue new customers both globally and domestically by offering them leading edge foundry services. SMIC believe that the Greater China region will continue to exhibit strong growth and demand.

Government Approval and Awards

In November 2004, the Beida Jade Bird gateway firewall JB-FW1/100 and JB-FW1/1000 was awarded computer information system security specialized product sale permission certificate issued by the China Ministry of Public Security Public Information Network Security Supervision Bureau.

Feeling smoke detector JBF-LN-2100/C and JBF-LN-2110/C obtained the quality approval examination certificate issued by the National Fire Prevention Electronic Products Quality Surveillance Test Center.

(c) Liquidity and financial resources

The Group has financed its operation mainly by equity, funds generated from operating activities and short term bank loans.

As at 31 December 2004, the Group had cash on hand of RMB322 million and USD short term bank loans totaling RMB310 million (USD37.5 million) borrowed for financing the investment in SMIC. The aforesaid USD short term bank loans were guaranteed by a shareholder of the Company and a subsidiary of Peking University.

On 8 June 2004, the Company entered into a placing agreement with a placing agent for the placing of 80,800,000 new H Shares at a price of HK$0.75 per H share ("the Placing"). On 18 June 2004, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 80,800,000 new H Shares. The proceeds from the Placing were credited to the books of the Company in June 2004 and was used for general working capital purpose. The dealings of new H shares commenced on 21 June 2004.

As at 31 December 2004, the Group had a gearing ratio (the ratio of total borrowings to total equity) and net current ratio (the ratio of current liabilities to total assets of 38% and 31%, respectively.

(d) Charge on Group assets

As at 31 December 2004, the Group did not have any buildings, machinery and equipment pledged as collateral for the Group's banking facilities. As at 31 December 2003, the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 were pledged as collateral for the Group's banking facilities.

(e) Contingent liabilities

As at 31 December 2004, the Group had capital commitments of RMB2,461,000 (2003: Nil) and no contingent liabilities. (2003: Nil).

(f) Employee information

As at 31 December 2004, the Group has approximately 225 (2003: 202) employees, of which 2 possess the doctorate degree, 28 possess the master degree and 122 possess the bachelor degree. Under the Group's existing organization structure, the research, development and technical support team has over 117 members, while the marketing and sales team has 52 members.

8. FUTURE PLANS AND PROSPECTS OF THE GROUP

The prevailing information technology ("IT") market is very competitive in the PRC and most of the IT participants are confronting with new challenge. Under these circumstances, the Group is finding its way to diversify and explore new avenue. In March 2005, the Group had taken its move to sign up a conditional agreement to invest into a transportation hub property project in city centre of Beijing based on the Board's belief in the potential of property sector of Beijing before and after the 2008 Olympics Games. The Board also considers that this property project, after the Group's equity interest is secured in the future, could bring in new opportunity to the Group's existing IT businesses in terms of, for example provision of wireless fire alarm systems and network security systems etc.

9. MANAGEMENT DISCUSSION AND ANALYSIS OF DONGHUA

The following discussion should be read in conjunction with the accountants' report of Donghua as set out in Appendix II to this circular. The following discussion contains certain forward-looking statements that involve risks and uncertainties. For the purposes of this section, unless the context otherwise requires, references to "2004", "2003" and "2002" refer to Donghua's financial year ended 31 December of such year.

Overview

Donghua is engaged in the property development business in the PRC. Its major asset is the right to develop a parcel of land (the "Land Interest"), which is located at Dong Zhi Men Wai, Doncheng District, Beijing (北京市東城區東直門外) and has a site area of about 143,000 m^2. Governmental approvals have been obtained by Donghua in 2000 for the development of the Land into a transportation terminal and a large-scale commercial and residential complex (the "Project"), which is expected to be completed in 2008.

Up to the Latest Practicable Date, demolition of the old buildings on the Land, relocation of the original residents and tenants of the Land, leveling works of the Land have been completed and the foundation and piling works of the transportation terminal have been completed. Construction of the transportation terminal, the hotel, the office towers and various other buildings has not yet commenced. According to the PRC legal opinion, Donghua has obtained all necessary approvals and permits from relevant authorities and submitted the land use right grant application for the Land to Beijing Land and Resources Bureau, as well as possessed the development right to the property in relation to the Land. As at the Latest Practicable Date, Donghua has not obtained state-owned land use right certificate yet. However, the PRC legal advisers of the Company are of the view that there is no legal impediment for Donghua to obtain the land use right certificate. It is expected that the land use right certificate for the Land could be obtained within two to three months after the payment of the relevant premium of the Land.

According to the land premium receipt issued by Beijing Land and Resources Bureau, the land premium of the Land was approximately RMB636.9 million excluding other costs of resettlement and ancillary utilities services of the Land and has been fully settled by Donghua subsequently on 20 June 2005. According to the PRC legal opinion, Donghua is in the process of applying for the land use rights and there should be no legal impediment for Donghua to obtain the land use rights certificate. Pursuant to the PRC legal opinion, the land use rights are for various terms of 40, 50 and 70 years for commercial (hotel and commercial), composite (office and car parking) and residential uses, respectively. Once Donghua has obtained the land use rights certificate, Donghua has the right to assign, lease or mortgage the Land, except for certain parts of the Land to be assigned to 北京市東城區住宅發展中心 ("東城區住宅中心") according to the cooperation agreement detailed in Section X of accountants' report of Donghua set out in Appendix II. Accordingly, the directors of Donghua consider that Donghua has proper title of the interests in properties under development.

The land premium of the Land was advanced by 北京東華置業有限公司 ("Beijing Donghua Company"), pursuant to a loan agreement which Donghua entered into with Beijing Donghua Company subsequently on 20 June 2005 (the "Loan Agreement"). According to the Loan Agreement, Donghua had obtained an unsecured loan of RMB 850 million from Beijing Donghua Company at the interest rate based on the borrowing rate of the People's Bank of China for one year term loan and the settlement date will be on 17 June 2006.

Review of past performance

Donghua's loss for the respective year during the Relevant Periods was resulted from the administrative expenses. As Donghua was in the process of developing the Land and there was no pre-sale of properties, no turnover was recorded during the Relevant Periods. Donghua's administrative expenses for the years ended 31 December 2002, 2003 and 2004 was RMB4,441,000, RMB19,386,000 and RMB15,022,000, respectively.

2004 compared with 2003

Administrative Expenses and Loss for the year

In 2004, Donghua's administrative expenses principally included staff costs, rental, travel, entertainment and other expenses.

In 2004, the administrative expenses decreased by RMB4.4 million, or 23%, to RMB15.0 million from RMB19.4 million in 2003. The significant decrease in administrative expenses was mainly due to the absence in 2004 of the 2003 one-off management fee of RMB8,160,000 paid to 北京城建投資發展股份有限公司(formerly known as 北京城建股份有限公司 and was renamed on 26 April 2001) ("Beijing Cheng Jian") but offset by the increase in staff costs.

2003 compared with 2002

Administrative Expenses and Loss for the year

In 2003, Donghua's administrative expenses principally included management fee paid to Beijing Cheng Jian, staff costs, rental, travel entertainment and other expenses.

In 2003, the administrative expenses increased by RMB15.0 million, or 341%, to RMB19.4 million from RMB4.4 million in 2002. The significant increase in administrative expenses in 2003 compared with 2002 was mainly due to the management fee of RMB8,160,000 paid in 2003 to Beijing Cheng Jian for the provision of administrative services and the increase in the staff costs after deducting the amounts capitalized in interests in properties under development.

Contingent Liabilities

Donghua had no contingent liabilities as at Latest Practicable Date except that there is a pending litigation sued by 北京市東城區房屋土地經營管理中心 ("Dongcheng Management Centre") in respect of the outstanding payment of compensation of approximately RMB7.2 million for demolition of the old buildings on the Land and the corresponding legal cost. However, the compensation of approximately RMB7.2 million was recorded as trade payables as at 31 December 2003 and 2004. As at the Latest Practicable Date, the legal case is still in progress and no further action has been undertaken by Dongcheng Management Centre. The directors of Donghua and the Company consider provision for legal cost is not necessary at this stage as they believe that the legal cost would not be material.

Liquidity, financial resources and capital structure

To date Donghua has funded its development principally from advances from equity holders, former or potential equity holders and bank borrowings.

Donghua's bank borrowings as at 31 December 2002, 2003 and 2004 were RMB255,000,000, RMB50,000,000 and nil respectively.

Donghua's bank loans during the Relevant Periods were guaranteed by Beijing Cheng Jian and bore interest at the rates ranging from 5.3% to 6.4% per annum.

The amount due to an equity holder, Beijing Cheng Jian, as at 31 December 2002, 2003 and 2004 were RMB461,454,000, RMB80,417,000 and nil respectively. The bank loans were fully repaid during the year ended 31 December 2004.

Donghua's gearing ratio were 91.6%, 92.0% and 94.1% as at 31 December 2002, 2003 and 2004, respectively. The gearing ratio is calculated by dividing Donghua's total borrowings (both from equity holders and banks, as well as the amounts due to Beijing Donghua Company and the amount due to Hua Yuen, respectively, included in "Accrued Liabilities and Other Payables" as at 31 December 2003 and 2004 – see note (f)(i) and note (f)(ii), respectively, of section IV of "Appendix II – Accountants' report of Donghua") by its total assets.

Donghua's capital commitments as at 31 December 2002, 2003 and 2004 were approximately RMB5.3 billion, RMB5.2 billion and RMB5.1 billion, respectively. Donghua is in the process of securing bank loans of not less than RMB2 billion from a PRC Bank to partially finance the Project. The balance of the development cost is expected to be financed by the proceeds from the pre-sale of the properties under development of the Land.

Prospect

According to the current plan, construction of the Project will be completed in 2008. Pre-sale of properties under development of the Land is expected in mid-2006 after the construction work has progressed to a certain stage where all the relevant legal requirements have been met.

The following is the full text of the accountants' report received from Grant Thornton for the purpose of incorporation in this circular.

Certified Public Accountants
Member of Grant Thornton International

Grant Thornton
均富會計師行

30 June 2005

The Directors
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Rooms 1117/1119
Zhongcheng Building
Haidan Road
Beijing
The People's Republic of China

Dear Sirs,

We set out below our report on the financial information regarding 北京城建東華房地產開發有限責任公司 ("Donghua") for the years ended 31 December 2002, 2003 and 2004 (the "Relevant Periods") for inclusion in the circular (the "Circular") dated 30 June 2005 issued by Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") in connection with the proposed acquisition of 44% equity interest in Donghua and 44% of the shareholders' loan of Donghua (the "Acquisition") by the Company pursuant to a conditional share transfer agreement dated 24 March 2005 entered into between the Company and Beijing Beida Jade Bird Limited ("Beida JB"), a promoter of the Company.

Donghua is a domestic company established in the People's Republic of China, excluding Hong Kong (the "PRC") on 29 March 2000 and engaged in the property development business in the PRC. Donghua has obtained a right to develop a parcel of land (the "Land Interest"), which is located at Dong Zhi Men Wai, Dongcheng District, Beijing (北京市東城區東直門外) and has a site area of about 143,000 m^2 (the "Land"). Governmental approvals have been obtained by Donghua for the development of the Land into a transportation terminal and a large-scale commercial and residential complex (the "Project").

The statutory financial statements of Donghua were prepared in accordance with the relevant accounting principles and financial regulations applicable to companies established in the PRC. The statutory auditors of Donghua for the years ended 31 December 2002 and 2003 were 北京京都會計師事務所有限責任公司, Certified Public Accountants, the PRC. The statutory auditors of Donghua for the year ended 31 December 2004 were 北京中宣育會計師事務所有限責任公司, Certified Public Accountants, the PRC.

For the purpose of the Acquisition, the directors of Donghua have prepared the management accounts of Donghua for the Relevant Periods in accordance with accounting principles generally accepted in Hong Kong and in compliance with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") (the "Accounts"). The directors of Donghua are responsible for preparing the Accounts which give a true and fair view. In preparing the Accounts, it is fundamental that appropriate accounting policies are selected and applied consistently. We have, for the purpose of this report, carried out independent audit procedures on the Accounts in accordance with Statements of Auditing Standards issued by the HKICPA.

The summaries of the income statements, statements of changes in equity and cash flow statements for the Relevant Periods and of the balance sheets of Donghua as at 31 December 2002, 2003 and 2004 (the "Summaries") set out in this report have been prepared by the directors of the Company based on the Accounts. We have examined the Summaries and carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the reporting accountant" issued by the HKICPA.

The directors of the Company are responsible for the Summaries. It is our responsibility to form an independent opinion, based on our examination, on the Summaries and to report our opinion to you.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the Summaries concerning the financial position of Donghua. As set out in the balance sheet as at 31 December 2004, the current liabilities of Donghua exceeded its current assets, excluding interests in properties under development of RMB851,773,000, by RMB841,957,000. As explained in section I "Basis of presentation" below, Donghua is currently negotiating with a PRC bank for loans of not less than RMB2 billion to meet its future working capital and financing requirements. The directors of Donghua and the Company are of the opinion that Donghua will be able to secure adequate sources of finance to meet its requirements. The Summaries have been prepared on a going concern basis, the validity of which depends upon future funding being available. The Summaries do not include any adjustments that would result either from a failure to obtain such funding, or from the failure to complete the aforementioned Project by Donghua. Should Donghua be unable to obtain such bank loans and continue as a going concern, adjustments would have to be made to restate the value of all assets of Donghua to their recoverable amounts, to provide for any further liabilities for Donghua which might arise and to reclassify the non-current assets of Donghua as current assets. We consider that the fundamental uncertainty has been properly accounted for and disclosed in the Summaries and our opinion is not qualified in this respect.

Opinion

In our opinion, on the basis set out in section I below, the Summaries set out below together with the notes thereon give, for the purpose of this report, a true and fair view of the results and cash flows of Donghua for the Relevant Periods and of the states of its affairs as at 31 December 2002, 2003 and 2004.

I. BASIS OF PRESENTATION

Donghua is a domestic company established in the PRC on 29 March 2000 and is engaged in the property development business in the PRC. The major asset of Donghua was the Land Interest.

At 31 December 2004, the current liabilities of Donghua exceeded its current assets, excluding interests in properties under development of RMB851,773,000, by RMB841,957,000. Furthermore, as at 31 December 2004, Donghua had outstanding commitments of approximately RMB5.1 billion in respect of the Project, as detailed in note (j) of section IV. The total development costs for the Project, including the premium for the Land, are estimated to be RMB6 billion by the directors of Donghua. Financing measures under consideration for meeting Donghua's aforementioned net current liabilities, commitments and future working capital requirements include obtaining bank loans and pre-sale of the commercial units. Donghua is currently in the process of securing bank loans of not less than RMB2 billion from a PRC bank to partially finance the Project. The directors of Donghua and the Company are of the view that Donghua will be able to secure adequate sources of finance to continue in business as a going concern and to meet its liabilities and obligations as and when they fall due. Based on the foregoing, the directors of the Company have prepared the Summaries on a going concern basis. Should Donghua be unable to obtain such bank loans and continue as a going concern, adjustments would have to be made to restate the value of all assets of Donghua to their recoverable amounts, to provide for any further liabilities for Donghua which might arise and to reclassify the non-current assets of Donghua as current assets. The effect of these potential adjustments has not been reflected in the Summaries.

II. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The Summaries have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with all applicable Hong Kong Financial Reporting Standards issued by the HKICPA.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. Donghua has not early adopted these new HKFRSs in the Accounts. Accordingly, these new HKFRSs have also not been adopted in these Summaries. Donghua has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial positions.

(b) Property, plant and equipment

(i) Depreciation

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives, using the straight-line method, at the following rates per annum:

Motor vehicles	20%-25%
Furniture and equipment	20%-25%

(ii) Measurement bases

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Subsequent expenditure relating to the property, plant and equipment is added to the carrying amount of the assets if it can be demonstrated that such expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets.

When assets are sold or retired, any gain or loss resulting from their disposal, being the difference between the net disposal proceeds and the carrying amount of the assets, is included in the income statement.

(c) Interests in properties under development

Interests in properties under development held for sale are included in current assets at the lower of cost and net realisable value. Net realisable value is calculated as the price ultimately expected to be realised less the anticipated costs to completion. Cost comprises cost for demolition of old buildings, cost for relocation of original residents and tenants, development costs, including capitalised borrowing costs and other direct costs attributable to the interests in properties under development.

(d) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

(e) Foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Gains and losses arising on exchange are dealt with in the income statement.

(f) Income tax

Income tax comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the Summaries and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(g) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(h) Borrowing costs

Costs incurred on borrowings that are directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets up to the completion of their construction. Any other borrowing costs are charged to the income statement in the period in which they are incurred.

(i) **Cash and cash equivalents**

Cash comprises cash on hand and demand deposits repayable on demand with any bank or other financial institution.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(j) **Impairment**

The carrying amounts of Donghua's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(k) **Employee benefits**

The employees of Donghua in the PRC are required to participate in a central pension scheme operated by the local municipal government. Donghua is required to contribute certain percentage of its payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with the rules of the central pension scheme.

III. RESULTS

The following is a summary of the income statements of Donghua for the Relevant Periods:

		Year ended 31 December		
		2002	2003	2004
	Notes	*RMB'000*	*RMB'000*	*RMB'000*
Turnover		–	–	–
Cost of sales		–	–	–
Gross profit		–	–	–
Administrative expenses		(4,441)	(19,386)	(15,022)
Loss from operating activities before taxation	(a)	(4,441)	(19,386)	(15,022)
Taxation	(b)	–	–	–
Loss for the year		(4,441)	(19,386)	(15,022)

Notes:

(a) **Loss from operating activities before taxation**

	Year ended 31 December		
	2002	2003	2004
	RMB'000	*RMB'000*	*RMB'000*
Loss from operating activities before taxation is arrived at after charging/(crediting):			
Auditors' remuneration	–	–	5
Depreciation	184	640	242
Operating lease charges for office premises	781	951	1,036
Staff costs, including directors' and supervisors' emoluments *(note (d))*	451	1,643	7,934
(Gain)/Loss on disposal of property, plant and equipment	–	(17)	2
Finance costs:			
Interest expenses on bank loans	16,715	6,865	1,445
Interest expenses on other loans	31,621	30,804	6,432
Bank interest income	(231)	(257)	(18)
Other interest income	(934)	(33)	–
	47,171	37,379	7,859
Less: Amounts capitalised to interests in properties under development	(47,171)	(37,379)	(7,859)
	–	–	–

(b) **Taxation and deferred taxation**

Taxes on assessable profits have been calculated at the applicable rates of tax prevailing in the jurisdiction in which Donghua operates, based on existing legislation and interpretations in respect thereof during the Relevant Periods.

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Loss before taxation	(4,441)	(19,386)	(15,022)
Tax at the applicable tax rate of 33%	(1,466)	(6,397)	(4,957)
Tax effect of non-deductible expenses	1,111	4,894	1,101
Tax losses not recognised	355	1,503	3,856
Actual tax expense	–	–	–

Donghua has not recognised deferred tax assets in respect of tax losses carried forward of RMB2,796,000, RMB7,351,000 and RMB19,036,000 as at 31 December 2002, 2003 and 2004 respectively. Recognition of these unrecognised tax losses depends on future taxable profits available and losses agreed with the relevant tax authorities. The tax losses are available for setting off against future taxable profit of Donghua for a period of five years from the year in which the tax losses arise under current tax legislation.

(c) **Loss per share**

The loss per share information for each of the Relevant Periods has not been presented as the directors of the Company consider that such presentation is not meaningful.

(d) **Staff costs**

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Salaries, allowances and benefits in kind	676	3,837	4,064
Bonuses	349	1,006	7,403
Pensions	215	292	284
	1,240	5,135	11,751
Less: Amounts capitalised to interests in properties under development	(789)	(3,492)	(3,817)
	451	1,643	7,934

(e) **Directors' and supervisors' emoluments**

The aggregate amounts of emoluments payable to the directors and supervisors of Donghua during the Relevant Periods are as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Salaries, allowances and benefits in kind	140	124	71
Bonuses	140	367	943
Retirement scheme contributions	9	12	10
	289	503	1,024

(e) **Directors' and supervisors' emoluments (Continued)**

One of the directors of Donghua received emoluments of approximately RMB202,000, RMB397,000 and RMB860,000 for the year ended 31 December 2002, 2003 and 2004, respectively. The remaining six directors of Donghua received no emolument for the years ended 31 December 2002, 2003 and 2004, respectively.

One of the supervisors of Donghua received emoluments of approximately RMB87,000, RMB106,000 and RMB164,000 for the year ended 31 December 2002, 2003 and 2004 respectively. The remaining two supervisors of Donghua received no emolument for the years ended 31 December 2002, 2003 and 2004.

There was no emolument paid by Donghua to its directors or supervisors as an inducement to join or upon joining Donghua, or as compensation for loss of office during the Relevant Periods.

There was no arrangement under which a director or a supervisor of Donghua waived or agreed to waive any remuneration during the Relevant Periods.

(f) **Five highest paid individuals**

The five individuals whose emoluments were the highest in Donghua during the Relevant Periods include one director in 2002, 2003 and 2004 respectively whose emoluments are reflected in note (e) above. The emoluments paid to the four remaining highest paid, non-director individuals in 2002, 2003 and 2004 are as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Salaries, allowances and benefits in kind	371	295	195
Bonuses	209	580	1,955
Retirement scheme contributions	36	46	38
	616	921	2,188

The emoluments of these highest paid, non-director individuals fell within the RMBNil – RMB1,000,000 band.

No emoluments were paid by Donghua to any of these five highest paid individuals as an inducement to join or upon joining Donghua, or as compensation for loss of office during the Relevant Periods.

IV. BALANCE SHEETS

The following is a summary of the balance sheets of Donghua as at 31 December 2002, 2003 and 2004:

		As at 31 December		
		2002	2003	2004
	Notes	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS AND LIABILITIES				
Non-current assets				
Property, plant and equipment	(a)	550	604	387
Current assets				
Interests in properties under development	(b)	716,049	831,486	851,773
Prepayments, deposits and other receivables		22,299	10,794	294
Amount due from an equity-holder	(c)	19,824	14,000	–
Other taxes recoverable	(d)	–	37,400	37,400
Bank and cash balances		23,304	8,741	2,828
		781,476	902,421	892,295
Current liabilities				
Trade payables	(e)	15,157	42,998	36,374
Accrued liabilities and other payables	(f)	5,804	704,385	846,105
Amount due to an equity-holder	(c)	461,454	80,417	–
Bank loans, secured	(g)	255,000	50,000	–
		737,415	877,800	882,479
Net current assets		44,061	24,621	9,816
Total assets less current liabilities		44,611	25,225	10,203
CAPITAL AND RESERVES				
Paid-in capital	(h)	50,000	50,000	50,000
Accumulated losses		(5,389)	(24,775)	(39,797)
Equity-holders' funds		44,611	25,225	10,203

Notes:

(a) **Property, plant and equipment**

	Motor vehicles *RMB'000*	Furniture and equipment *RMB'000*	Total *RMB'000*
Cost			
At 1 January 2002	743	202	945
Additions	–	44	44
At 31 December 2002 and 1 January 2003	743	246	989
Additions	593	335	928
Disposals	(448)	(80)	(528)
At 31 December 2003 and 1 January 2004	888	501	1,389
Additions	–	27	27
Disposals	–	(6)	(6)
At 31 December 2004	888	522	1,410
Accumulated depreciation			
At 1 January 2002	215	40	255
Charge for the year	144	40	184
At 31 December 2002 and 1 January 2003	359	80	439
Charge for the year	505	135	640
Disposals	(220)	(74)	(294)
At 31 December 2003 and 1 January 2004	644	141	785
Charge for the year	153	89	242
Disposals	–	(4)	(4)
At 31 December 2004	797	226	1,023
Net book value			
At 31 December 2002	384	166	550
At 31 December 2003	244	360	604
At 31 December 2004	91	296	387

(b) **Interests in properties under development**

	As at 31 December		
	2002 *RMB'000*	**2003** *RMB'000*	**2004** *RMB'000*
Development and incidental costs	645,480	723,538	735,966
Interest capitalised	70,569	107,948	115,807
	716,049	831,486	851,773

Donghua has obtained the Land Interest in 2000. Governmental approvals have been obtained by Donghua for the Project which is expected to be completed in 2008.

As at 31 December 2004, demolition of the old buildings on the Land, relocation of the original residents and tenants of the Land, levelling works of the Land have been completed and the foundation and piling works of the transportation terminal have been completed. Construction of the transportation terminal, the hotel, the office towers and the various other buildings has not yet commenced. As confirmed by a legal opinion issued by a lawyer registered in the PRC, dated 30 June 2005 (the "Legal Opinion"), Donghua has obtained the Land Interest and all the approvals as required.

According to the land premium receipt issued by 北京市國土資源局, the land premium of the Land (the "Land Premium") was approximately RMB636.9 million excluding other costs of resettlement and ancillary utilities services of the Land and has been fully settled by Donghua subsequently on 20 June 2005. According to the Legal Opinion, Donghua is in the process of applying for the land use rights and there should be no legal impediment for Donghua to obtain the land use rights certificate. Pursuant to the Legal Opinion, the land use rights are for various terms of 40, 50 and 70 years for commercial (hotel and commercial), composite (office and car parking) and residential uses, respectively. Once Donghua has obtained the land use rights certificate, Donghua has the right to assign, lease or mortgage the Land, except for certain parts of the Land to be assigned to 北京市東城區住宅發展中心 ("東城區住宅中心") according to the cooperation agreement detailed in Section X. Accordingly, the directors of Donghua consider that Donghua has proper title of the interests in properties under development.

The Land Premium was advanced by 北京東華廣場置業有限公司 ("東華置業") (note f(i)), pursuant to a loan agreement (the "Loan Agreement") which Donghua entered into with 東華置業 subsequently on 20 June 2005. According to the Loan Agreement, Donghua had obtained an unsecured loan of RMB 850 million from 東華置業 at the interest rate based on the borrowing rate of the People's Bank of China for one year term loan and the settlement date will be on 17 June 2006.

The Land has been valued as at 30 April 2005 by Chesterton Petty Limited, an independent firm of professional valuers registered in Hong Kong, on an open market value basis at RMB3,290 million assuming that other costs of resettlement and ancillary utilities services of the Land have been paid in full. Accordingly, the directors of Donghua are of the opinion that there is no provision to the interests in properties under development as the costs incurred as at 31 December 2004 together with the Land Premium are less than the valuation by Chesterton Petty Limited of RMB3,290 million.

Interest capitalised by Donghua in respect of interests in properties under development was at capitalisation rates ranging from 5.3% to 9.1% per annum during the Relevant Periods.

(c) **Amounts due from/(to) equity-holders**

Amount due from an equity holder, 海南京灝實業有限公司 ("海南京灝") as at 31 December 2002 was unsecured and interest bearing at approximately 6.0% per annum. The amount due as at 31 December 2003 was unsecured, interest free and was fully repaid during the year ended 31 December 2004.

Amount due to an equity holder, 北京城建投資發展股份有限公司 ("北京城建") (formerly known as 北京城建股份有限公司 and was renamed on 26 April 2001), was unsecured, interest bearing at rates ranging from approximately 5.8% to 9.1% per annum and the amount was fully repaid during the year ended 31 December 2004.

(d) **Other taxes recoverable**

The amount represents business tax and other taxes recoverable arising from the event set out in note f(i) below. Donghua has submitted an application for refund of tax paid in August 2004. Pursuant to a legal opinion issued by a lawyer registered in the PRC dated 30 June 2005 (the "Second Legal Opinion"), the directors of Donghua consider that the balance is recoverable and there will be no legal impediment for Donghua to obtain the tax refund under the PRC law.

(e) **Trade payables**

The ageing analysis of Donghua's trade payables is as follows:

	As at 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
0 to 90 days	1,198	2	100
91- 180 days	–	32,379	2,182
181- 365 days	13,929	2,421	–
> 365 days	30	8,196	34,092
	15,157	42,998	36,374

(f) **Accrued liabilities and other payables**

		As at 31 December		
		2002	**2003**	**2004**
		RMB'000	*RMB'000*	*RMB'000*
Amount due to 北京東華廣場置業有限公司	(i)	5,000	700,000	700,000
Amount due to 北京市華遠地產股份有限公司	(ii)	–	–	140,152
Others		804	4,385	5,953
		5,804	704,385	846,105

(i) On 19 November 2001, Donghua entered into a co-operation agreement (the "Co-operation Agreement") with Strong Ground Investment Limited ("Strong Ground"), a company which became a connected person, as defined under the Rules Governing the Listing of Securities on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, of the Company since 2004 and is incorporated in the British Virgin Islands, for the joint development of the Project. Pursuant to the Co-operation Agreement, Strong Ground was obliged to pay the preliminary development cost amounting to approximately RMB1.3 billion to Donghua and responsible for the further development cost of the Project while Donghua was obliged to assign the Land Interest to a joint venture company to be set up by both parties upon receiving a deposit of RMB700 million from Strong Ground. In 2002, a joint venture company, 東華置業 was set up for the purpose of the development of the Project. According to the articles of association of 東華置業, the registered capital of 東華置業 would be solely paid by Strong Ground and Strong Ground had to pay RMB1.3 billion to Donghua as compensation for pre-development cost incurred by Donghua, while Donghua would not be entitled to any profit generated by 東華置業 or any share of net assets of 東華置業 upon liquidation of 東華置業. However, Strong Ground was unable to pay the deposit to Donghua on the date specified in the Co-operation Agreement.

Upon negotiations, a supplementary and amendment agreement (the "Supplementary Agreement") was further signed between Donghua and Strong Ground on 16 September 2003. In accordance with the Supplementary Agreement, Strong Ground was obliged to pay an aggregate sum of approximately RMB1.3 billion to Donghua by instalments and initial payment of which amounting to RMB700 million had to be paid to Donghua on the same date. This initial payment was made by Strong Ground and at the instruction of Strong Ground, an invoice was issued to 東華置業. The corresponding business tax and, other tax liabilities amounting to approximately RMB37 million as mentioned in note (d) above were immediately paid by Donghua upon receipt of initial payment during the year ended 31 December 2003.

Subsequently on 12 December 2004, both parties agreed to cancel the aforesaid Co-operation Agreement and Supplementary Agreement and a cancellation agreement (the "Cancellation Agreement") was entered into between the two parties. Pursuant to the Cancellation Agreement, Donghua has to refund the above-mentioned initial payment of RMB700 million to Strong Ground or 東華置業 and both parties agreed to unequivocally discharge the obligations and liabilities as stipulated in the Co-operation Agreement and Supplementary Agreement. Pursuant to the Second Legal Opinion, the Cancellation Agreement is legally enforceable and the directors of Donghua consider that Donghua has no further obligations, liabilities or commitments under both the Co-operation Agreement and the Supplementary Agreement except for the repayment of RMB700 million (the "Repayment") to Strong Ground or 東華置業.

Subsequently on 20 May 2005, Donghua entered into a repayment agreement and a supplementary agreement with 東華置業, pursuant to which both parties agreed that the Repayment would be in the year of 2008. In the opinion of Donghua's directors, Donghua could generate sufficient fund for the Repayment as the Project is expected to be completed in 2008 and proceeds from the pre-sale of the commercial units are expected to be generated.

(ii) This amount represents a loan advanced from 北京市華遠地產股份有限公司 ("北京華遠") to finance the Project. The balance is unsecured, interest-free and has no fixed terms of repayment.

In 2004, 北京華遠 had acquired 54% of the equity interest in Donghua (the "Acquisition") from 北京城建, one of the substantial shareholders of Donghua, and the consideration for the Acquisition has been fully paid by 北京華遠 to 北京城建. However, this change of ownership has not been registered with the local government and the Acquisition was subsequently cancelled in 2005.

Pursuant to a series of shareholders' agreements (the "Shareholders' Agreements") signed between the shareholders of Donghua subsequent to 31 December 2004, 北京華遠 acquired 4.5% equity interest in Donghua. Such equity interests together with the amount due from Donghua of approximately RMB140 million were then sold to Beijing JB.

(g) **Bank loans, secured**

The bank loans were guaranteed by 北京城建 and interest bearing at rates ranging from 5.3% to 6.4% per annum. The bank loans were fully repaid during the year ended 31 December 2004.

(h) **Paid-in capital**

	RMB'000
As at 1 January 2002 and 31 December 2002, 2003 and 2004	50,000

The registered capital of Donghua was RMB50,000,000 at the date of establishment which was fully paid up.

(i) **Operating lease commitments**

As lessee

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	As at 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Payable within one year	–	–	784
Payable in the second to fifth years, inclusive	–	–	562
	–	–	1,346

Donghua leases its office premises under operating lease arrangements for a term of two years.

(j) **Capital commitments**

	As at 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Contracted, but not provided for:			
Construction and development of the Project	15,797	375	–
Authorised, but not contracted for:			
Construction and development of the Project	5,283,951	5,168,514	5,148,227

(k) **Related party transactions**

In addition to the transactions and balances detailed elsewhere in the Summaries, other significant related party transactions were as follows:

		Years ended 31 December		
		2002	**2003**	**2004**
	Notes	*RMB'000*	*RMB'000*	*RMB'000*
Interest income from an equity-holder	(i)	(934)	–	–
Interest expense to an equity-holder	(ii)	31,621	30,804	2,550
Construction cost incurred	(iii)	17,086	5,837	1,502
Management fee paid	(iv)	–	8,160	–

Notes:

(i) Interest income was received from 海南京灏, at the interest rate of approximately 6.0% per annum.

(ii) Interest expense was paid to 北京城建 at interest rates ranging from approximately 5.8% to 9.1% per annum.

(iii) Donghua had sub-contracted part of the designs, foundation and piling works to certain fellow subsidiaries of 北京城建. The sub-contracting fees were charged at terms mutually agreed between Donghua and 北京城建's fellow subsidiaries.

(iv) The balance represented management fee paid by Donghua to 北京城建 for the provision of administrative services. The fee was unilaterally determined by 北京城建.

V. STATEMENTS OF CHANGES IN EQUITY

The statements of changes in equity of Donghua for the Relevant Periods are as follows:

	Paid-in capital	Accumulated losses	Total
	RMB'000	*RMB'000*	*RMB'000*
Balance at 1 January 2002	50,000	(948)	49,052
Net loss for the year	–	(4,441)	(4,441)
Balance at 31 December 2002 and 1 January 2003	50,000	(5,389)	44,611
Net loss for the year	–	(19,386)	(19,386)
Balance at 31 December 2003 and 1 January 2004	50,000	(24,775)	25,225
Net loss for the year	–	(15,022)	(15,022)
Balance at 31 December 2004	50,000	(39,797)	10,203

VI. CASH FLOW STATEMENTS

The cash flow statements of Donghua for the Relevant Periods are as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	RMB'000	*RMB'000*	*RMB'000*
Loss before taxation	(4,441)	(19,386)	(15,022)
Adjustments for:			
Depreciation	184	640	242
(Gain)/Loss on disposal of property, plant and equipment	–	(17)	2
Operating loss before working capital changes	(4,257)	(18,763)	(14,778)
Increase in interests in properties under development	(60,505)	(78,058)	(12,428)
Decrease in prepayments, deposits and other receivables	3,054	11,505	10,500
Decrease/(Increase) in balances with equity-holders	110,838	(375,213)	(66,417)
Increase in other taxes recoverable	–	(37,400)	–
Increase/(Decrease) in trade payables	13,766	27,841	(6,624)
(Decrease)/Increase in accrued liabilities and other payables	(91)	698,581	141,720
Net cash generated from operating activities	62,805	228,493	51,973
Cash flows from investing activities			
Purchases of property, plant and equipment	(44)	(928)	(27)
Proceeds from disposal of property, plant and equipment	–	251	–
Interest income received	1,165	290	18
Net cash generated from/(used in) investing activities	1,121	(387)	(9)
Cash flows from financing activities			
New bank loans	155,000	50,000	–
Repayment of bank loans	(150,000)	(255,000)	(50,000)
Interest paid	(48,336)	(37,669)	(7,877)
Net cash used in financing activities	(43,336)	(242,669)	(57,877)
Increase/(Decrease) in bank and cash balances	20,590	(14,563)	(5,913)
Bank and cash balances at beginning of year	2,714	23,304	8,741
Bank and cash balances at end of year	23,304	8,741	2,828
Analysis of balances of cash and cash equivalents			
Bank and cash balances	23,304	8,741	2,828

VII. SEGMENT INFORMATION

All the assets and liabilities of Donghua are located in the PRC and its operations are considered by the directors to belong to one business segment of property development in the PRC. Consequently, no further analysis of Donghua's business and geographical segments is disclosed.

VIII. ULTIMATE HOLDING COMPANY

As at 31 December 2004, the directors of Donghua considered that its ultimate holding company was 北京城建集團有限責任公司 ("北京城建集團"), a domestic company established in PRC and listed on the Shanghai Stock Exchange and is the holding company of 北京城建 which held 54% equity interest in Donghua. Subsequent to 31 December 2004, pursuant to the Shareholders' Agreements, 北京城建 has disposed of all of its shareholdings in Donghua to 東城區住宅中心 for a consideration of RMB310 million.

IX. PENDING LITIGATION

Donghua was sued by 北京市東城區房屋土地經營管理中心 ("東城區管理中心") in respect of the outstanding payment of compensation of approximately RMB7.2 million for demolition of the old buildings on the Land and the corresponding legal cost. The compensation of approximately RMB7.2 million was recorded as trade payables as at 31 December 2003 and 2004. As at the date of this report, the legal case is still in progress and no further action has been undertaken by 東城區管理中心. The directors of Donghua and the Company consider that provision of legal cost is not necessary at this stage and that the legal cost would not be material.

X. SIGNIFICANT SUBSEQUENT EVENTS

In addition to the events detailed elsewhere in the Summaries, subsequent to 31 December 2004, on 6 February 2005, a cooperation agreement (the "Agreement") was signed between Donghua and 東城區住宅中心, as a representative of People's Government of Dongcheng District, in respect of the development of the Land. Pursuant to the Agreement, 東城區住宅中心 will assist Donghua in obtaining the development right, land use right, demolition of the old buildings on the Land, relocation of the original residents and tenants of the Land, and negotiating with the local government for any issues arising during the construction of the Project, while Donghua would have to assign the legal title and ownership of the properties constructed on certain part of the Land with a floor area of 18,000 m^2 to 東城區住宅中心. In addition, pursuant to the Agreement, the development right of the transportation terminal would be assigned to 東城區住宅中心 and Donghua has to assign such part of the Land to 東城區住宅中心.

Save as aforesaid, no other significant events took place subsequent to 31 December 2004.

XI. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by Donghua in respect of any period subsequent to 31 December 2004.

Yours faithfully,
Grant Thornton
Certified Public Accountants
Hong Kong

1. UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP AS AT 31 DECEMBER 2004

The following is a summary of the unaudited pro forma statement of assets and liabilities of the Group, assuming the Acquisition had been completed as at 31 December 2004 for the purpose of illustrating how the Acquisition might have affected the financial position of the Group. As it is prepared for illustrative purpose only, and because of its nature, it may not purport to represent what the assets and liabilities of the Group are on the completion of the Acquisition.

The unaudited pro forma statement of assets and liabilities of the Group is prepared based on the audited consolidated balance sheet of the Group as at 31 December 2004, extracted from the annual report of the Company for the year ended 31 December 2004 as set out in Appendix I of this circular, the audited balance sheet of Donghua as at 31 December 2004, extracted from the accountants' report of Donghua as set out in Appendix II of this circular and adjusted to reflect the effect of the proposed Acquisition.

Unaudited pro forma statement of assets and liabilities of the Group

	Audited balance as at 31 December 2004 *RMB'000*	Pro forma adjustment *RMB'000*	Pro forma balance as at 31 December 2004 *RMB'000*
Non-current assets			
Property, plant and equipment	9,656		9,656
Intangible assets	280		280
Goodwill	7,333		7,333
Long term investment	362,581		362,581
Interests in an associate	–	314,190	314,190
	379,850		694,040
Current assets			
Inventories	22,813		22,813
Trade receivables	27,578		27,578
Due from shareholders	43,781		43,781
Due from related parties	381,753	(314,190)	67,563
Prepayment, deposits and other receivables	8,641		8,641
Short term investments	2,000		2,000
Cash and cash equivalents	322,066		322,066
	808,632		494,442
Current liabilities			
Short term bank loans	310,017		310,017
Trade payables	14,991		14,991
Advances from customers	9,827		9,827
Accrued liabilities and other payables	22,212		22,212
Due to shareholders	1,261		1,261
Due to related parties	1,993		1,993
Tax payable	6,313		6,313
	366,614		366,614
Net current assets	442,018		127,828
Total assets less current liabilities	821,868		821,868
Minority interests	3,470		3,470
Net assets	818,398		818,398
Shareholders' funds	818,398		818,398

Notes:

(a) The investment in Donghua will be recorded as interests in an associate and equity accounted for by the Group upon completion of the Acquisition.

(b) The adjustment reflects the acquisition of 44% equity interest in Donghua and 44% of the shareholders' loan of Donghua at the consideration of RMB252,590,000 and RMB61,600,000, respectively. The consideration was settled by the Company utilising certain amounts due from related parties as at 31 December 2004 which was detailed in the annual report set out in Appendix I. The goodwill of RMB248,100,000 (subject to adjustment as mentioned in note (c) below), arising on the Acquisition and included in interests in an associate, was determined assuming that the fair value of the Group's share of the identifiable assets and liabilities acquired is equal to the Group's share of the net assets value of Donghua based on the audited balance sheet at 31 December 2004, as extracted from the accountants' report prepared in accordance with generally accepted accounting principles in Hong Kong as set out in Appendix II.

(c) The goodwill to be recognised by the Group in its accounting books and records will have to be assessed in accordance with the Hong Kong Financial Reporting Standards (the "HKFRS") upon completion of the Acquisition. The goodwill may not be written off in the consolidated income statement of the Group immediately after the Acquisition. Instead, goodwill will be capitalised in interests in an associate and the Group is required to test goodwill for impairment whenever there is an indication of any possible impairment according to the HKFRS. The cost of the Acquisition and the fair value of the Group's share of the identifiable assets and liabilities acquired may be different from the amounts stated in note (b) above for the purpose of preparation of the unaudited pro forma statement of assets and liabilities.

2. LETTER ON UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP

The following is the full text of a letter received from Grant Thornton for the purpose of incorporation in this circular.

Certified Public Accountants
Member of Grant Thornton International

Grant Thornton
均富會計師行

30 June 2005

The Directors
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Rooms 1117/1119
Zhongcheng Building
Haidan Road
Beijing
The People's Republic of China

Dear Sirs,

Re: Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group")

We report on the unaudited pro forma statement of assets and liabilities of the Group (the "Pro Forma Balance Sheet") set out on pages 95 to 97 in Appendix III of the circular dated 30 June 2005 (the "Circular"), which has been prepared by the directors of the Company, solely for illustrative purposes only, to provide information about how the proposed acquisition of 44% equity interest in 北京城建東華房地產開發有限責任公司 ("Donghua") and 44% of the shareholders' loan of Donghua might have affected the assets and liabilities of the Group as at 31 December 2004. The basis of preparation of the Pro Forma Balance Sheet is set out on page 95 of the Circular.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the Pro Forma Balance Sheet in accordance with paragraph 7.31 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules").

It is our responsibility to form an opinion as required by paragraph 7.31 of the GEM Listing Rules on the Pro Forma Balance Sheet and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Pro Forma Balance Sheet beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Balance Sheet with the directors of the Company.

Our work did not constitute an audit or review made in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such audit or review assurance on the Pro Forma Balance Sheet.

The Pro Forma Balance Sheet is for illustrative purposes only, based on the directors' judgements and assumptions, and because of its nature, it may not give any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group had the transaction actually occurred on 31 December 2004 or of the Group at any future date.

Opinion

In our opinion:

a. the Pro Forma Balance Sheet has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Pro Forma Balance Sheet as disclosed pursuant to the paragraph 7.31 of the GEM Listing Rules.

Yours faithfully,
Grant Thornton
Certified Public Accountants
Hong Kong

The following is the text of the letter and valuation certificate received from Chesterton Petty Ltd, an independent property valuer, prepared for the purpose of incorporation in this Circular, in connection with their valuation of the property interests held and to be acquired by the Group as at 30 April 2005.

Chesterton
PETTY
卓德

International Property Consultants
Chesterton Petty Ltd
16/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong
Tel: 2840 1177
Fax: 2840 0600

30 June 2005

The Directors
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
1117/1119 Zhongcheng Mansion
Zhongguancun Street
Haidian District
Beijing
The People's Republic of China

Dear Sir

In accordance with your instructions for us to value the property interest held by Beijing Chengjian Donghua Real Estate Development Company Limited (hereinafter referred to as the "Donghua"), a currently 58.5% owned subsidiary of Beijing Beida Jade Bird Limited ("Jade Bird Limited") in the People's Republic of China (the "PRC") (upon completion of the Acquisition as set out in this Circular, Jade Bird Limited will transfer 44% share interest of Donghua to Beijing Beida Jade Bird Universal Sci-Tech Company Limited (hereinafter referred to as the "Company")), we confirm that we have carried out inspection, made relevant enquiry and obtained such further information as we considered necessary for the purpose of providing you with our opinion of the market value of the property as at 30 April 2005 for acquisition purpose.

Our valuation is our opinion of the market value which we would define as intended to mean " the estimated amount for which a property should exchange on the date of valuation between a willing buyer

and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value. The market value of a property is also estimated without regard to costs of sale and purchase, and without offset for any associated taxes.

We have valued the property on the basis that the property will be developed and completed in accordance with Donghua's latest development proposal provided to us. We have assumed that approvals for these proposals will be obtained without any onerous condition which would affect the value of the property interest. In arriving at our opinion of value, we have made reference to market comparable transactions in the locality and have also taken into account the construction costs that will be expended to reflect the quality of the completed development.

We have inspected the property, however, we have not carried out any land survey to determine the boundary of the site and the suitability of the ground conditions and the services etc., for future development. We have assumed that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during construction period for any future development. No tests were carried out on any of the services.

We have been provided with copies of extracts of title documents relating to the property. However, we have not inspected the original documents to verify ownership or to ascertain any amendments that may not appear on the copies handed to us. For the purpose of this valuation, we have assumed that the property has proper legal title and all land premia and acquisition costs have been fully paid and the property, whether as a whole or on a strata-title basis, can be freely transferable/assignable to local or overseas purchasers with its residual land use right term at no extra land premium or other onerous payment payable to the government.

In the course of our valuation, we have relied to a considerable extent on information given by the Company and Donghua's PRC legal advisers, Kaiwen Law Firm on PRC laws, regarding title to the property. We have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars, identification of the property, occupancy, site areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations. We have not been able to carry out on-site measurements to verify the site areas of the property and we have assumed that the areas shown on the copies of the documents handed to us are correct. We have no reason to doubt the truth and accuracy of the information provided to us by the Company which is material to the valuation. We have also advised by the Company that no material facts have been omitted from the information supplied.

No allowance has been made in our valuation for any charge, mortgage or amount owing on the property nor for any expense or taxation which may be incurred in effecting a sale. Unless otherwise

stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature that could affect its value.

In preparing our valuation report, we have had regard to requirements contained within the provisions of Chapter 8 of the Rules Governing the Listing of Securities on the Growth Enterprise Market on the The Stock Exchange of Hong Kong Limited.

Unless otherwise stated, all monetary amounts stated are in Renminbi (RMB).

'We enclose herewith our valuation certificate.

Yours faithfully
For and on behalf of
Chesterton Petty Limited

Charles C K Chan
Chartered Estate Surveyor
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

Note: Charles C K Chan, MSc, FRICS, FHKIS, MCIArb, RPS (GP), has been a qualified valuer with Chesterton Petty Limited since June 1987 and has about 20 years' experience in the valuation of properties in Hong Kong and extensive experience in the valuation of properties in the People's Republic of China and the Asia Pacific regions.

VALUATION CERTIFICATE

Property	Description and tenure particulars	Particulars of occupancy	Market value in its existing state as at 30 April 2005
A plot of land located at northeastern corner of Dongzhimen Bridge Dongcheng District Beijing The PRC	The property comprises a plot of regular-shaped level site located at northeastern corner of Dongzhimen Bridge in Dongcheng District of Beijing with a site area of 143,000 sq. m. (1,539,252 sq. ft.).	The property is a vacant site.	RMB3,290,000,000 (please see note 9)

The property is planned to be developed into a large scale composite development comprising transportation terminal, commercial arcade, hotel, office, residential buildings and basement car park.

Upon completion, the proposed development will provide a total planned gross floor area of approximately 790,800 sq. m. (8,512,172 sq. ft.).

Details of the uses and gross floor areas of the property are listed as follows:

Use	Approximate Gross Floor Area	
	sq. m.	sq. ft.
Transportation teminal	82,000	882,648
Commercial arcade	48,000	516,672
Hotel	73,000	785,772
Office buildings	209,000	2,249,676
Residential buildings	145,000	1,560,780
Ground floor arcade	10,000	107,640
Basement car parks	167,349	1,801,345
Basement air defense	28,200	303,545
Basement ancillary facilities	28,251	304,094
Total:	790,800	8,512,172

As advised by the Company, Donghua is applying for the land use right certificate of the property and according to the legal opinion issued by Donghua's PRC legal adviser, there is no legal impediment for Donghua to obtain a state-owned land use right certificate.

Notes:

(1) Beijing Renewal of Dangerous and Old Premises Leadership Group Office reviewed and approved Donghua to undertake the renewal of dangerous premises project of Dong Zhi Men Transportation Terminal on 24 April 2000.

(2) Pursuant to Reply on the Proposal of the Development and Construction of Dong Zhi Men as a Transportation Terminal and District Renewal Project No. Jing Ji Ji (2000) Di 1072 (關於開發建設東直門交通樞紐暨地區改造工程項目建議書的批復 京計基(2000)第1072號) (the "Reply") jointly issued by Beijing Development and Planning Commission and Beijing Construction Commission on 7 July 2000, the People's Government of Dongcheng District, being the landlord of Dongzhimen transportation terminal, was responsible for investment and construction of the Development. Donghua was approved to undertake the construction of the property.

(3) Pursuant to Reply on the Application of Beijing City Construction Beijing Chengjian Donghua Real Estate Development Company Limited for the Grant of State-owned Land Use Rights on land parcel situated at north side of Dong Zhi Men Wai Da Jie, Dongcheng District No. Jing Zheng Fang Di Zi (2001) 14 (關於對北京城建東華房地產開發有限責任公司申請劃撥東城區東直門外大街北側國有土地使用權的批復京政房地字(2001)14號) issued by Beijing People's Government in 2001, Donghua was approved to use a parcel of state-owned land with a site area of 143,000 sq. m. (portion of the land with a site area of 106,000 sq.m. is for construction use and portion of the land with a site area of 37,000 sq.m. is for road use).

(4) Pursuant to the Planning Permit for Construction Land No. 2001 – Gui Di Zi – 0058 issued by Beijing Planning Committee on 16 March 2001, the property with a site area of approximately 106,000 sq.m. was approved to be used by Donghua to develop into a composite transportation terminal.

(5) Pursuant to a certificate of approval for Beijing City and Town Construction Land No. Jing Guo Tu Fang Guan Hua (Pi) Zi (2001) Di 014 (北京市城鎮建設用地批准書京國土房管劃(批)字(2001)第014號) dated 16 April 2001, Donghua has obtained approval for construction on a land with an area of 143,000 sq.m.

(6) Pursuant to the Planning Permit for Construction Project No. 2003 Gui (Dong) Jian Zi 0049 issued by Beijing Planning Commission on 15 December 2003, the construction scale of basement and ground floor of the transportation terminal, comprising a total gross floor area of approximately 145,400 sq.m., was approved.

(7) Pursuant to the Cooperative Agreement in respect of Beijing Dongzhimen Transportation Terminal and Donghua Plaza Commercial Project (the "Development") entered into between Beijing Dongcheng Residential Center ("Party A") and Donghua dated 6 February 2005 (the "Cooperative Agreement"), the terms and conditions of the Cooperative Agreement, among other things, are set out as follows:

Cooperating Parties	:	Beijing Dongcheng Residential Center ("Party A") (Being the representative of the People's Government of Dongcheng District, Beijing); Beijing Chengjian Donghua Real Estate Development Company Limited (Donghua);
Cooperating Conditions	:	Party A to provide the land development right and demolition for the Development; Donghua to undertake all construction cost and fees and complete the Development before Beijing Olympic Game in 2008;
Cooperating Interests	:	Upon completion of the Development, Donghua shall require to apportion a total gross floor area of 18,000 sq.m. out of the Development to Party A at no consideration; Donghua shall require to pay the land grant fee and shall entitle to own relevant buildings and structures together with relevant land use rights of the Development.

(8) We have been provided with a copy of the legal opinion on the title to the property prepared by Kaiwen Law Firm, the Donghua's PRC legal adviser, which contains, inter-alia, the following information:

i. Donghua has legally obtained the Planning Permit for Construction Land, a certificate of approval for Beijing City and Town Construction Land and the Planning Permit for Construction Project.

ii. Donghua shall process land use right grant procedures for the property and shall obtain the state-owned land use right certificate.

iii. Donghua has processed the land use right grant application procedures to Beijing Housing, Land and Resources Bureau on 13 August 2004. Beijing Housing, Land and Resources Bureau confirmed the receipt of the application by issuing an acknowledgement receipt/confirmation to Donghua.

iv. Donghua has settled the land premium of RMB636,906,100 to Beijing Land and Resources Bureau on 20 June 2005. According to relevant rules and regulations of the PRC, there is no outstanding land premium in relation to the land use rights of the Development that should be paid by Donghua except for deed tax and stamp duty as stipulated in the PRC Provisional Regulations on Deed Tax (中華人民共和國契稅暫行條例) and the PRC Provisional Regulations on Stamp Duty (中華人民共和國印花稅暫行條例).

v. As at the issuance date of this legal opinion, Donghua has not obtained any state-owned land use right certificate pertaining to the Development. Notwithstanding this, Donghua has legally obtained all necessary approvals, permits and certificates from relevant authorities as noted in (i) above, on this evidence, Donghua has obtained the development right for the Development.

vi. The development rights pertaining to the Development having been obtained by Donghua encompasses the right to develop the Development, to own (including the rights to occupy, use, receive benefit and to dispose of) the buildings & structures of the Development other than those stipulated in the Cooperative Agreement as mentioned in note (7) and the Reply as stated in note (2). In accordance with the stipulations in the Cooperative Agreement and the Reply, Donghua is required to apportion buildings and structures (including a transportation terminal with a planned gross floor area of approximately 82,000 sq.m. and other buildings with a gross floor area of approximately 18,000 sq.m. upon initial completion of the Development) and together with the relevant portions of land use rights to Beijing Dongcheng Residential Center, the People's Government of Dongcheng or relevant government authorities (whichever is appropriate) at no consideration.

vii. There is no legal impediment for Donghua to obtain the state-owned land use right certificate. Upon having obtained the state-owned land use right certificate, Donghua would have the rights to transfer, lease or mortgage the land use rights and buildings & structures erected thereon held by Donghua.

(9) As advised by the Company, the land premium of the property was determined at RMB636,906,100 by Beijing Land and Resources Bureau and fully settled by Donghua on 20 June 2005. Donghua is in the process of applying for the state-owned land use right certificate of the property and expects to obtain the land use right certificate within 2 or 3 months. In the course of our valuation, we have taken into account the land premium and have valued the property based on the following assumptions:

i. Donghua has proper legal title to the property and the property can be transferred freely in the market with the residual term of its land use rights at no additional land premium and without any other associated charges payable to the government;

ii. the design and construction of the property are in compliance with the local planning regulations and any prescribed approvals have been obtained from relevant government authorities;

iii. the property may be freely transferable/assignable to local or overseas purchasers; and

iv. the land use rights of the property have been granted for various terms of 40, 50 and 70 years for commercial (hotel and commercial), composite (office and car parking) and residential uses, respectively.

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are found on bases and assumptions that are fair and reasonable.

2. DISCLOSURE OF INTERESTS

(a) Interests and short positions of the Directors, chief executive and supervisors of the Company in the total issued Promoter Shares and its associated corporations

As at the Latest Practicable Date, the interests (including interests in shares and short positions) of the Directors, chief executive or supervisors of the Company in the Promoter Shares of the issued share capital of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, will be as follows:

Long positions:

	Note	Number of Shares held	Approximate % of the Company's total number of issued Promoter Shares	Approximate % of the Company's total issued share capital
Name of Director				
Mr. Xu Zhen Dong	(a)	205,414,000	29.34%	17.34%
Mr. Xu Zhi Xiang	(a)	205,414,000	29.34%	17.34%
Mr. Zhang Wan Zhong	(a)	205,414,000	29.34%	17.34%
Mr. Liu Yong Jin	(a)	205,414,000	29.34%	17.34%

	Note	Number of Shares held	Approximate % of the Company's total number of issued Promoter Shares	Approximate % of the Company's total issued share capital
Name of supervisor of the Company				
Mr. Zhang Yong Li	(a)	205,414,000	29.34%	17.34%
Ms. Dong Xiao Qing	(a)	205,414,000	29.34%	17.34%

Note:

(a) The above Directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 Promoter Shares which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Saved as disclosed above, none of the Directors and supervisors of the Company had registered an interest or short position in the Shares or underlying Shares or any of the Company's associated corporations that was required to be recorded pursuant to Divisions 7 and 8 of Part XV of the SFO, or pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 to 5.67 of the GEM Listing Rules.

(b) Interests in share options

As at the Latest Practicable Date, no options have been granted by the Group pursuant to the share option scheme adopted by the Company on 5 July 2000.

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has any existing or proposed service contracts with any member of the Group, excluding contracts expiring or determinable by the Company or any of its subsidiaries within one year without payment of compensation other than statutory compensation.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following interests of 5% or more of the issued share capital of the Company (except for Asian Technology Investment Company Limited which has only 4.22% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name	*Note*	Capacity and nature of interest	Number of ordinary Shares held	Approximate % of the Company's total number of issued Promoter Shares	Approximate % of the Company's issued share capital
Peking University	(a)	Through controlled corporations	310,000,000	44.29%	26.16%
Beijing Beida Yu Huan Microelectronics System Engineering Company	(a)	Directly beneficially owned	85,000,000	12.14%	7.17%
Beijing Beida Jade Bird Software System Company	(a)	Directly beneficially owned	110,000,000	15.71%	9.28%
Beijing Beida Jade Bird Limited	(a)	Directly beneficially owned	115,000,000	16.43%	9.71%
Heng Huat Investments Limited	(b)	Directly beneficially owned	205,414,000	29.34%	17.34%
Dynamic Win Assets Limited	(b)	Directly beneficially owned	205,414,000	29.34%	17.34%
New World CyberBase Limited	(c)	Through a controlled corporation	84,586,000	12.08%	7.14%
New View Venture Limited	(c)	Directly beneficially owned	84,586,000	12.08%	7.14%
Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14%	4.22%

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 Promoter Shares (representing approximately 7.17% of the Company's total share capital) held by Beida Yu Huan, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 Promoter Shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Co. (北京市北大青鳥軟件系統公司), which is beneficially wholly-owned by Peking University;

(iii) 115,000,000 Promoter Shares (representing approximately 9.71% of the Company's total share capital) held by Beijing Beida Jade Bird Limited (北京北大青鳥有限責任公司), which is approximately 46% owned by Peking University; and

(b) The Shares are held by Dynamic Win Assets Limited, which is wholly owned by Heng Huat Investments Limited.

(c) The Shares are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the Directors and supervisors of the Company, whose interests are set out in the previous paragraphs, had registered an interest or short position in the Shares or underlying Shares that was required to be recorded pursuant to section 336 of the SFO.

5. SHARE CAPITAL

As at the Latest Practicable Date, the authorized share capital of the Company was as follows:

	Number of issued shares	Nominal value	Paid up capital
	'000	*RMB'000*	*RMB'000*
Existing Issued Shares:			
Promoter shares	700,000	70,000	70,000
H shares	484,000	48,400	48,400
	1,184,000	118,400	118,400

Note: Promoter Shares and H Shares are both ordinary shares in the share capital of the Company with nominal value of RMB0.10 each.

6. COMPETING INTERESTS

None of the Directors, the management shareholders and substantial shareholders of the Company or any of their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

7. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

8. GENERAL

(a) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

(b) The principal place of business of the Company in the PRC is at 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing 100871, the PRC.

(c) The place of business of the Company in Hong Kong is at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong.

(d) The share register and transfer office of the Company is Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The compliance officer of the Company is Mr. Zhang Wan Zhong ("Mr. Zhang"). Mr. Zhang graduated from Peking University with a master degree in science. Mr. Zhang held various positions in the administrative arm of Peking University.

(f) The qualified accountant and company secretary of the Company is Mr. Wong Tak Chuen, who is a fellow member of each of The Association of Chartered Certified Accountants in the United Kingdom and The Hong Kong Institute of Certified Public Accountants.

(g) Pursuant to the Rule 5.28 of the GEM Listing Rules, the Company has set up an audit committee. In compliance with the Rule 5.29 of the GEM Listing Rules, the authority and responsibility of the audit committee has been properly written out. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has three members, namely the three independent non-executive Directors, Mr. Wang Chao Yong ("Mr. Wang"), Professor Chin Man Chung, Ambrose ("Prof. Chin") and Professor Nan Xiang Hao ("Prof. Nan"). Mr. Wang holds a Master of Business Administration degree from Rutgers University in the United States of America and is currently the founding partner and chief executive officer of China Equity Investment Company in the PRC. Prof. Chin holds a master degree in literature from the

Peking University and is currently a professor of the Faculty of History of the Fudan University. Prof. Nan is currently a part-time professor in the graduate school of University of Science & Technology of China. Prof. Nan was awarded various science award such as 國家科技進步二等獎 (the Second Prize of State Technological Achievement).

(h) Save as disclosed in this circular, none of the Directors is, directly or indirectly, interested in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2004, the date to which the latest published audited accounts of the Company were made up.

(i) Save as disclosed in this circular, there is no other contract or arrangement subsisting at the date of this circular in which a Director is materially interested and which is significant in relation to the business of the Group.

10. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business of the Company) have been entered into by members of the Group within two years immediately the date of this circular which are or may be material:

1. Digital Video Recording System Assets Transfer Agreement dated 3 November 2003 between the Company and Shenzhen Beida Jade Bird Technology Limited for the transfer of the digital video recording system assets for RMB3,000,000;

2. the placing agreement dated 8 June 2004 between the Company and Tai Fook Securities Company Limited in relation to the placing of H Shares;

3. the agreement dated 29 December 2004 between the Company, Beida Yu Huan Microelectronics System Engineering Company ("Beida Yu Huan") and Mr. Zhang Tian Yi in relation to the disposal of 20% and 40% of the Company's equity interest in Beijing Beida Jade Bird Silicon Innovation Company Limited to Beida Yu Huan and Mr. Zhang Tian Yi respectively; and

4. the Share Transfer Agreement.

11. PROCEDURES TO DEMAND A POLL

Pursuant to Art. 75 of the Articles of Association of the Company, a resolution put to the vote in a general meeting of the Shareholders shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least two Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy and representing not less than 10% or more of the total voting rights of all Shareholders having the right to vote at the meeting.

12. QUALIFICATIONS AND CONSENTS OF EXPERTS

The following are the qualification of the experts who have given opinion or advice which is contained in this ciruclar:

Name	Qualification
G.K. Goh	a corporation licensed to conduct types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO (Chapter 571 of the laws of Hong Kong)
Chesterton Petty Ltd	Chartered Surveyors
Grant Thornton	Certified Public Accountants

Each of G.K. Goh, Chesterton Petty Ltd and Grant Thornton has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter as set out in this circular and references to its name in the form and context in which it appears respectively.

13. MATERIAL ACQUISITION/DISPOSALS OF SUBSIDIARIES AND AFFILIATED COMPANY AND SIGNIFICANT INVESTMENTS

In 2004, the Group disposed of a 60% held subsidiary, Beijing Silicon Innovation Company Limited, for a cash consideration of RMB3,600,000 and at a gain of RMB1,254,000.

Save for the above, the Group had no material acquisitions and disposals of subsidiaries and affiliated company and investment during the year ended 31 December 2004.

14. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents (and English translations thereof, if appropriate) will be available for inspection at Unit 02, 7th Floor, Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong during normal business hours up to and including 15 July 2005:

(a) the Articles of Association of the Company;

(b) the annual report of the Company for the year ended 31 December 2004;

(c) the letter from G.K. Goh to the Independent Board Committee and the Independent Shareholders dated 30 June 2005, the text of which is set out on pages 20 to 25 of this circular;

(d) the letter from the Independent Board Committee to the Independent Shareholders dated 30 June 2005, the text of which is set out on page 19 of this circular;

(e) the accountants' report of Donghua, the text of which are set out in Appendix II on pages 78 to 94 to this ciruclar;

(f) the letter from Grant Thornton which reported on the unaudited pro forma statement of assets and liabilities of the Group, the text of which is set out in Appedndix III on pages 98 to 99 of this circular;

(g) the property valuation report, the text of which is set out in Appedndix IV on pages 100 to 105 of this circular;

(h) the written consents referred to in paragraph headed "Qualifications and consents of experts" in this appendix;

(i) the material contracts referred to in paragraph 10 of this Appendix;

(j) the Share Transfer Agreement;

(k) the co-operation agreement entered into between Donghua and Strong Ground in relation to the joint development of the Project in November 2001;

(l) the supplemental agreement entered into between Donghua and Strong Ground in relation to the co-operation agreement stated in (k) above;

(m) the cancellation agreement entered into between Donghua and Strong Ground in December 2004 in relation to the co-operation agreement stated in (k) above;

(n) the repayment agreement and the supplemental agreement entered into between Beijing Donghua Company and Donghua in May 2005 in relation to the payment of the RMB700 million debt by Donghua to Beijing Donghua Company;

(o) the Cooperative Agreement;

(p) the share transfer agreement dated 6 February 2005 entered into between the Vendor and Hua Yuen in relation to the transfer of 4.5% equity interest in Donghua and the assignment of the Shareholder's Loan to the Vendor by Hua Yuen;

(q) the share transfer agreement dated 23 March 2005 entered into between the Vendor and Dongcheng Residential Centre in relation to the transfer of 54% equity interest in Donghua to the Vendor by Dongcheng Residential Centre;

(r) the Fund Utilisation Agreement dated 20 June 2005 entered into between Donghua and Beijing Donghua Company;

(s) the circular of the Company dated 20 January 2005 in relation to a discloseable and connected transaction of the Company; and

(t) this circular.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of the holders of Promoter Shares and H Shares of 北京北大青鳥環宇科技股份有限公司(Beijing Beida Jade Bird Universal Sci-Tech Company Limited) (the "Company") will be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC at 11:00 a.m. on Friday, 19 August 2005 for the purpose of considering and, if thought fit, passing the following as an ordinary resolution:

ORDINARY RESOLUTION

THAT:

(a) the conditional share transfer agreement (the "Share Transfer Agreement") dated 24 March 2005 and entered into between 北京北大青鳥有限責任公司 (Beijing Beida Jade Bird Limited) (the "Vendor") and the Company (a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for the purposes of identification) in relation to, among other matters, the Acquisition (as defined in the circular (the "Circular") of the Company to its shareholders dated 30 June 2005) (a copy of the Circular is produced to the meeting marked "B" and signed by the chairman of the meeting for the purposes of identification) be and it is hereby approved in all respects and all the transactions contemplated thereby be and they are hereby approved; and

(b) the directors (the "Directors") of the Company be and they are hereby authorised to take all actions which are in their opinion necessary, appropriate, desirable or expedient for the implementation and completion of the Share Transfer Agreement and the transactions contemplated thereby and all other matters incidental thereto or in connection therewith and to agree to the variation and waiver of any of the matters relating thereto that are, in the opinion of the Directors, not material to transactions contemplated thereby and are in the best interests of the Company.

By order of the board of directors
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 June 2005

Notes:

(A) The H Share register of the Company will be closed from Wednesday, 20 July 2005 to Friday, 19 August 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's H Share Register of Members at the close of business on Tuesday, 19 July 2005, are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(Fax no.: 2865-0990)

(B) Holders of Promoter Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (Fax No.(852) 2865-0990) (for holders of H Shares) or to the place of business of the Company in Beijing (for Promoter Shares) not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 29 July 2005.

The place of business of the Company in Beijing:

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC
Fax no: 86-10-62758434

(C) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Promoter Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of Promoter Shares, except that the proxy form or other documents of authority must be delivered to the place of business of the Company in Beijing, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(I) Beijing Beida Jade Bird Limited, together with its associates (as defined in the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules")), will abstain from voting in relation to the ordinary resolution as set out in the notice convening the Special General Meeting.

(J) Pursuant to Rule 20.52 of the GEM Listing Rules, the vote of the Independent Shareholders (as defined in the Circular) to be cast at the Special General Meeting in relation to the ordinary resolution as set out in the notice convening the Special General Meeting shall be taken by poll.

000

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

DELAY IN DESPATCH OF CIRCULAR IN RELATION TO THE MAJOR AND CONNECTED TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF 44% EQUITY INTEREST IN BEIJING CHENGJIAN DONGHUA REAL ESTATE DEVELOPMENT COMPANY LIMITED

The despatch of the Circular will be delayed from 19 April 2005 to 10 May 2005.

Reference is made to the announcement dated 24 March 2005 issued by the Company in relation to the Acquisition (the "Announcement"). Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rule 19.38 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited ("GEM Listing Rules"), the Company is required to despatch a circular (the "Circular") in relation to the Acquisition to its shareholders within 21 days after the publication of the Announcement, which is 19 April 2005. However, given that Donghua is incorporated in the People's Republic of China ("PRC") and its accounts have never been prepared in accordance with accounting principles generally accepted ("GAAP") in Hong Kong nor complied with accounting standards issued by the

Hong Kong Institute of Certified Public Accountants, additional time is required by the reporting accountants to prepare for the accountants reports for the three years ended 31 December 2004 of Donghua to be incorporated in the Circular, for example, in relation to the anticipated adjustments for the GAAP differences in Hong Kong and the PRC. Accordingly, the despatch of the Circular will be delayed. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 19.38 of the GEM Listing Rules and extension of the deadline for the despatch of the Circular to on or before 10 May 2005.

By Order of the Board of
Beijing Beida Jade Bird Universal Sci-tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 18 April 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Professor Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

ff8

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") hereby announces that a meeting of the Board will be held at Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Friday, 13 May 2005 at 11:30 a.m. for the following purposes:-

1. To consider and approve the first quarter unaudited results of the Company and its subsidiaries for the three months ended 31 March 2005 and approve the draft announcement of the results to be published on the GEM website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members, if necessary; and

4. To transact any other business.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 26 April 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 8095)

FURTHER DELAY IN DESPATCH OF CIRCULAR IN RELATION TO THE MAJOR AND CONNECTED TRANSACTION

The despatch of the Circular will be further delayed from 10 May 2005 to 31 May 2005.

Reference is made to the announcement of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 24 March 2005 (the "Announcement") in relation to the proposed acquisition of 44% equity interest in Beijing Chengjian Donghua Real Estate Development Company Limited (the "Acquisition") and the Company's announcement dated 18 April 2005 in relation to a delay in despatch of circular in respect of the Acquisition (the "Circular"). Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rule 19.38 and Rule 20.49 of the GEM Listing Rules, the Company is required to despatch the Circular to its shareholders within 21 days after the publication of the Announcement, which is 19 April 2005. The Company has applied to and such application was approved by the Stock Exchange for an extension for the time of despatch of the Circular to on or before 10 May 2005.

Given that additional time is required by the reporting accountants to finalise certain financial information and accounting treatments for the accountants' report of Donghua for the three years ended 31 December 2004, in particular, adjustments for the different accounting standards adopted in Hong Kong and the PRC, the despatch of the Circular will be further delayed. The Company has applied to the Stock Exchange for a further waiver from strict compliance with Rule 19.38 and Rule 20.49 of the GEM Listing Rules to delay the despatch of the Circular to on or before 31 May 2005.

By Order of the Board of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 10 May 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2004 annual general meeting ("AGM") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") will be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on 28 June 2005 (Tuesday) at 11:30 a.m. for the following purposes:-

I. **As ordinary resolutions:**

1. To consider and approve Report of the Directors for the year 2004;
2. To consider and approve Report of the Supervisory Committee for the year 2004;
3. To consider and approve the audited consolidated financial statements and Report of the Auditors for the year 2004;
4. To consider and approve the dividend distribution proposal for the year 2004;
5. To consider and approve the appropriation to statutory surplus reserve and statutory public welfare fund for the year 2004;
6. To consider and approve the resignation of Mr. Wu Min Sheng as director of the Company with effect from the conclusion of this meeting be and is hereby accepted and THAT the Board of Directors be and is hereby authorized to terminate the Company's existing service contract with Mr. Wu Min Sheng upon such terms and conditions as the Board of Directors shall think fit and to effect such matters, including but not limiting to the signing of any termination agreement;
7. To consider and approve the remuneration proposals for Directors and Supervisors of the Company for the year 2005;
8. To consider and approve the proposal for re-appointment of Messrs. Ernst & Young as auditors for the year 2005 and authorize the Directors to fix their remuneration;

II. **As special resolution:**

Special Resolutions

9. "THAT

(I) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company otherwise than pursuant to any share option scheme adopted by the Company shall not exceed:

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as at the date of this Resolution; and

(c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained:

For the purposes of this Resolution:

"Domestic Shares"	means domestic invested shares in the share capital of the Company, of par value RMB0.1 each, which are held in Renminbi by PRC investors and promoters of the Company;
"H Shares"	means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB0.1 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(II) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (I) of this Resolution, the Board of Directors be authorized to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant the PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (I) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 May 2005

Notes:

(A) The register of holders of H Shares of the Company will be closed from 28 May 2004 (Saturday) to 28 June 2005 (Tuesday) [both days inclusive] during which period no transfer of H shares will be registered. Any holder of the H Shares of the Company and whose name appearing in the Company's register of holders of H Shares with Hong Kong Registrars Limited at the close of business hours on 27 May 2005 (Friday) and have completed the registration process, will be entitled to attend the Annual General Meeting.

The address of Hong Kong Registrars Limited is as follows:

46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong
(Fax: 852-2865-0990)

(B) Holders of Promoter Shares or H Shares, who intend to attend the Annual General Meeting, must complete and return the reply slips for attending the Annual General Meeting and return them to Hong Kong Registrars Limited at the address set out in Note (A) above (for holders of H Shares) or to the place of business of the Company (for Promoter Shares) not later than 20 days before the date of the Annual General Meeting, i.e. no later than 4:00 p.m. on 7 June 2005 (Tuesday).

The place of business of the Company is as follows:

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
The PRC
(Fax No.: 86-10-6275-8434)

(C) Holders of H Shares entitled to attend the Annual General Meeting and having voting rights are entitled to appoint in writing one or more persons as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. For shareholders appointing more that one proxy, its proxy may exercise its voting right by polling only.

(D) The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing such attorney or other authorization documents must be notarized.

(E) To be valid, holders of H Shares must lodge the notarially certified copy of that power of attorney or other authorization document and the proxy form with the Company's H Share Registrar in Hong Kong, Hong Kong Registrars Limited, the address of which is listed in Note (A) above, not less than 24 hours before the time of holding of the Annual General Meeting.

(F) Holders of Promoter Shares entitled to attend the Annual General Meeting and having voting rights are entitled to appoint one or more persons as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. Notes (C) and (D) are also *applicable to holders of Promoter Shares. In order to be valid, their proxy forms and authorization documents which must be returned* to the Secretary to the Board of the Company 24 hours before the time of holding of the Annual General Meeting, the address of which is as indicated in Note (B) above.

(G) If an attorney is appointed to attend the Annual General Meeting, such attorney must present its identity document and power of attorney or authorisation document signed by the appointor or its legal representative, specifying the issue date of the document. If a legal person shareholder appoints a company representative to attend the Annual General Meeting, such representative must present its identity document and notarially certified copy of the resolution passed by the board or other authority or notarially certified copy of the licence issued by the holder of the legal person shares.

(H) The Annual General Meeting is anticipated to last for half a day. Shareholders attending in the meeting should be responsible for their own transportation and accommodation expenses.

555

北京北大青鳥環宇科技股份有限公司

BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

Proxy Form for Annual General Meeting to be held on 28 June 2005
(or at any adjournment thereof)

No. of shares to which this Proxy relates[2]	
Type of Shares (Promoters' Shares or H Shares) to which this Proxy relates[2]	

I/We [1] ____

(of ____)

being the registered holder(s) of Promoters' Share(s)/H Share(s) [3] of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") HEREBY APPOINT the Chairman of the Annual General Meeting or [4] ____

(of ____)

as my/our proxy at the Annual General Meeting (the "AGM") (and at any adjournment thereof) of the Company to be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on 28 June 2005 at 11:30 a.m. for the purpose of considering and if thought fit, passing the Ordinary and Special Resolutions as set out in the Notice convening the AGM dated 13 May 2005 and at the AGM (or at any adjournment thereof) to vote on my/our behalf in respect of the Resolution as directed below:–

	For [5]	**Against [5]**
Ordinary Resolution 1		
Ordinary Resolution 2		
Ordinary Resolution 3		
Ordinary Resolution 4		
Ordinary Resolution 5		
Ordinary Resolution 6		
Ordinary Resolution 7		
Ordinary Resolution 8		
Special Resolution 9		

Signed this ____________ day of ____________, 2005 Signature(s) ______________________

Holder(s) of Promoters' Shares or H Shares

Notes:–

1. Full name(s) (in Chinese and English) and registered address(es) (as shown in the register of members) to be inserted in **BLOCK LETTERS**.
2. Please insert the number of Promoters' Shares or H Shares relates to this proxy form. If no number is inserted, this proxy form will be deemed to relate to all such shares in the capital of the Company registered in your name(s).
3. Please delete as appropriate.
4. A proxy need not be a member of the Company. A holder of Promoters' Shares or H Shares is entitled to appoint a proxy to attend and, in the event of a poll, vote in his stead. If such an appointment is made, you may delete the words "the Chairman of the Annual General Meeting or" and insert the name and address of the person appointed as proxy in the space provided. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
5. Please indicate with a "✓" in the appropriate space how you wish the proxy to vote on your behalf on a poll. If this form is returned duly signed, but without any such indication, the proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the Notice convening the AGM.
6. In the case of joint holders, the vote of the senior who tenders as vote, whether in person or by proxy or by representative, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be under its common seal or under the hand of an officer or attorney duly authorised.
8. To be valid, this proxy form together with any power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited with the Company's H share registrar in Hong Kong Registrars Limited at 46TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG not less than 24 hours before the time appointed for holding the AGM or any adjournment thereof.
9. Completion and delivery of the proxy form will not preclude you from attending and voting at the AGM if you so wish.
10. The description of this resolution is by way of summary only. The full text appears in the Notice of Annual General Meeting dated 13 May 2005.

大大K

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 8095)

REPLY SLIP FOR ANNUAL GENERAL MEETING

To: Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company")

I/We[1] ________________ (Chinese name (s)), ________________________________ (English name(s)) of ________________________________ (address as shown in the register of members) being the registered holder(s) of[2] ________________ Promoters' Share(s)/H Share(s)[3] of RMB0.10 each in the capital of the Company, hereby inform the Company that I/We intend to attend (in person or by a proxy) the Annual General Meeting of the Company to be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC at 11:30 a.m. on 28 June 2005 (Tuesday).

Date: ________________________ Signature(s): ________________________

Notes:–

1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in BLOCK LETTERS.

2. Please insert the number of Promoters' Shares and H Shares registered under your name(s).

3. Please delete as appropriate.

4. For holders of H Shares, the completed and signed reply slip should be delivered to the Company's H share registrar in Hong Kong Registrars Limited at 46TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG on or before 7 June 2005 (Tuesday). This reply slip may be delivered by hand, by post or by fax to the number: (852) 2865-0990.

5. For holders of Promoter Shares the completed and signed reply slip should be delivered to the place of business of the Company in Beijing (for Promoter Shares) on or before 7 June 2005 (Tuesday). The reply slip may be delivered by hand, by post or by fax.

   The place of business of the Company in Beijing:

   3rd Floor, Beida Jade Bird Building
   No.207 Chengfu Road
   Haidian District
   Beijing 100871
   PRC
   (Fax no: 86-10-62758434)

u un

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

RESIGNATION OF A NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of the Company announces that Mr. Wu Min Sheng has tendered his resignation as a Non-Executive Director of the Company today due to his personal career development. The effectiveness of the resignation of Mr. Wu is subject to the approval of the shareholders in the annual general meeting (the "AGM") of the Company to be held on 28 June 2005 by way of an ordinary resolution. The notice of the AGM will also be dispatched to the shareholders today.

Mr. Wu confirmed in his notice of resignation that there were no circumstances connected with his resignation which he considered should be brought to the attention of the members of the Company.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 May 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 8095)

FIRST QUARTERLY RESULTS ANNOUNCEMENT FOR THE THREE MONTHS ENDED 31 MARCH 2005

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FIRST QUARTERLY RESULTS (UNAUDITED)

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (collectively as the "Group") is pleased to announce the unaudited consolidated results of the Group for the three months ended 31 March 2005 together with the unaudited comparative figures for the corresponding period in 2004 as follows:

		For the three months ended	
		31 March 2005	31 March 2004
	Notes	*RMB'000*	*RMB'000*
Turnover	2	16,090	22,212
Investment income, other revenue and gains	3	100	289,223
Operating expenses:			
Materials and equipment		(12,468)	(17,560)
Employee costs		(4,822)	(5,331)
Depreciation of property, plant and equipment		(471)	(467)
Amortisation of goodwill and intangible assets		(60)	(1,472)
Other operating expenses		(1,662)	(2,766)
Total operating expenses		(19,483)	(27,596)
(LOSS)/PROFIT FROM OPERATING ACTIVITIES		(3,293)	283,839
Finance income/(costs)			
Interest income		813	508
Interest expense		(3,624)	(2,875)
Exchange loss		(485)	(1,288)
(Loss)/profit before tax		(6,589)	280,184
Tax	4	–	–
(Loss)/profit before minority interests		(6,589)	280,184
Minority interests		982	1,236
(Loss)/profit attributable to shareholders		(5,607)	281,420
(Loss)/earnings per share – basic (RMB cents)	5	(0.5)	25.5

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The Unaudited Quarterly Results of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKAS") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited. They have been prepared under historical cost convention, except for available-for-sale financial assets that have been measured at fair value. The principal accounting policies used in the preparation of the Unaudited Quarterly Results are consistent with those adopted in the preparation of the consolidated annual financial statements of the Group for the year ended 31 December 2004, except for those mentioned below.

In the first quarter of 2005, the Group has adopted, for the first time, a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for the accounting periods beginning on or after 1 January 2005.

The major effects of the new HKFRSs, which have had a material impact on the Unaudited Quarterly Results, are set out below:

The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" requires the Group's long term investment be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the Group's accounting policy adopted before. The fair value amount is estimated using the market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value amount. Accordingly, the estimates made by the Group are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount. The effect of adopting HKAS 39 was to increase the consolidated investment revaluation reserve as at 1 January 2005 by approximately RMB286 million. As at 31 March 2005, the fair value of the long term investment was decreased by approximately RMB60 million as compared to that on 1 January 2005.

The adoptions of HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets" have resulted in ceasing goodwill amortisation and to test for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2005. The transitional provisions of HKFRS 3 have required the Group to eliminate the carrying amount of accumulated amortisation of RMB17,342,000 with a corresponding decrease in goodwill.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended	
	31 March 2005	**31 March 2004**
	RMB'000	*RMB'000*
Turnover		
Sales of embedded systems and related products	6,933	20,721
Sales of computer products	9,136	893
Provision of total solution services	21	598
	16,090	22,212

3. **Investment income, other revenue and gains**

	For the three months ended	
	31 March 2005	**31 March 2004**
	RMB'000	*RMB'000*
Gain on disposal of long term investment *(Note a)*	–	289,214
Others	100	9
	100	289,223

Note (a) Gain on disposal of long term investment for the three months ended 31 March 2004 represents the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

4. **Taxation**

Hong Kong profits tax has not been provided as the Group has no assessable profits arising in Hong Kong during the period (2004: Nil). Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the three months ended 31 March 2005 (2004: Nil).

There was no material unprovided deferred tax for the three months ended 31 March 2005 (2004: Nil).

5. **(Loss)/earnings per share**

The calculation of loss per share of RMB0.5 cents (2004: earnings per share of RMB25.5 cents) for the three months ended 31 March 2005 was based on loss attributable to shareholders of RMB5,607,000 (2004: profit attributable to shareholders of RMB281,420,000) and on the weighted average number of 1,184,800,000 shares (2004: 1,104,000,000 shares) in issue.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the three months ended 31 March 2005 (2004: RMB1 cent per share).

MOVEMENTS OF RESERVES

There was no movements of the Group's reserves for the relevant periods in 2005 and 2004 except those disclosed as below:

	Investment Revaluation Reserve		Retained Profits	
	2005	**2004**	**2005**	**2004**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As at 1 January:				
As previously reported	–	–	269,247	83,421
First adoption of HKAS39	285,927	–	–	–
	285,927	–	269,247	83,421
Net (loss)/profit for the period	–	–	(5,607)	281,420
Decrease in fair value of long term investment for the period	(59,996)	–	–	–
As at 31 March	225,931	–	263,640	364,841

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the three months ended 31 March 2005 amounted to RMB16,090,000, representing a decrease of 28% as compared to the corresponding period in 2004.

The decrease in turnover was mainly due to the decrease in sales of embedded system products.

For the three months period ended 31 March 2005, the turnover from the sales of embedded system products and related products and sales of computer products were approximately 43% and 57% respectively.

Operating Loss

The operating loss of the Group for the three months ended 31 March 2005 amounted to RMB3,293,000 (2004: operating profit of RMB283,839,000). The significant profit in the corresponding period in 2004 was mainly attributable to the gain on disposal of part of its shares investment in SMIC in March 2004 which was amounted to RMB289,214,000. The operating loss resulted for the period was primarily due to the competitive IT market in the PRC.

Finance Cost

The interest expenses increased from RMB2.9 million in the corresponding period in 2004 to RMB3.6 million for the current period as a result of the rise in market interest rate in the PRC.

Loss Attributable to Shareholders

The loss attributable to shareholders and loss per share of the Group for the three months ended 31 March 2005 were RMB5,607,000 and RMB0.5 cents respectively.

BUSINESS REVIEW

Network Security Products

The Group has completed the research and development of the embedded virus protection technology and continue develop centralised control channel technology. The Group has completed 18 sets of Beida Jade Bird net gate firewall JB-FW1/100 and 4 sets of net gate firewall JB-FW1/1000. The Group has participated in commerce information security industry meeting of Chinese Information Industry Chamber which was held by the Chinese Information Industry Association.

Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft"), a subsidiary of the Group, has completed the research and development of IP address management system. Wuhan Netsoft is developing the network management platform system software NetSureExpert 5.3.0.1 version products. During the period, Wuhan Netsoft has signed up service agreements with Sinosoft Group, Wuhan Yuanheng Technology Ltd, Beijing Oriental Xietong Information Ltd, Beijing Oriental Liangdian Network Technology Ltd, Wuhan Tongchuang Technology Ltd and Henan Ideal Technology Ltd.

Wireless Fire Alarm System

The Group has completed the research and development of anti-explosion technology in fire disaster and is developing the application of embedded system in fire control domain, the infrared light string survey technology and conducted research and development of low pressure carbon dioxide controller technology. The company has completed the research and development of the explosion-proof feeling smoke detector and the explosion-proof feeling warm detector. The company now researches and develops the feeling smoke detector (the PIC16F676 chip), the liquid crystal floor monitor and the non-address feeling smoke detector.

During the period, the Group completed the Beijing Youansheng Fire Protection Technology Ltd's Zhongtiejian General Hospital Project, Beijing Qingkai Property Development Ltd's Wangjiayuan Building Project, the Dongguan Municipal Public Security Bureau and Beihai Jia Lai Hotel Project.

In addition, the Group also participated in 2005 International Static Electricity Conferences in Beijing held by China Physics Society.

Semiconductor Manufacturing International Corporation ("SMIC")

SMIC reported an increase in capacity to 131,172 8-inch equivalent wafers per month and a utilization rate of 85% in the first quarter of 2005.

At the same time, SMIC has received its TL9000 Quality Management System certification from the British Standard Institute, demonstrating SMIC's commitment to provide only the highest quality products and services.

Besides, in January 2005, SMIC has resolved its pending patent and trade secret litigations with Taiwan Semiconductor Manufacturing Company Limited. The settlement terms provide the dismissal of all pending legal actions without prejudice between the two companies and these two companies will cross license to each other's patent portfolio through December 2010. This peaceful settlement is in the best interests of the SMIC's long term development.

GOVERNMENT APPROVALS AND AWARDS

In March 2005, JTW-ZD-LN2110-Ex 24VDC fixed temperature fire detector, JTY-GD-LN2110-Ex 24VDC optics and electron feeling smoke fire detector and J-SAP-M-JBF-101F-Ex 24VDC manual fire alarm button has obtained, respectively, the explosion-proof certificates which were issued by the National Explosion-Proof Electricity Product Quality Surveillance Test Center.

MARKETING ACTIVITIES

During the period, Wuhan Netsoft has held various exhibitions relating to network management software in Beijing, Shanghai, Hangzhou, Nanjing and Suzhou.

OUTLOOK

The Group continues to optimize its existing business operating structure in light of the competitive IT marketplace in the PRC. On taking its first move to extend the Group's business into the property sector in Beijing in March 2005, the Group strives to secure this opportunity by completing the acquisition of 44% interest in such transportation hub property project in city centre of Beijing as soon as possible. The Board is confident that, on one hand, the project will bring in significant contribution to the Group; and on the other hand, the Group will strengthen the relationship with Peking University through the close cooperation among those companies related to the Peking University in this property development consortium.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 March 2005, the interests and short positions of the directors, supervisors and chief executive in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by directors, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in ordinary shares of the Company:

	Note	**Number of shares held, capacity and nature of beneficiary interest of a trust**	**Approximate percentage of the Company's total issued domestic share capital**	**Approximate percentage of the Company's total issued share capital**
Name of director				
1. Mr. Xu Zhen Dong	*(a)*	205,414,000	29.34%	17.34%
2. Mr. Xu Zhi Xiang	*(a)*	205,414,000	29.34%	17.34%
3. Mr. Zhang Wan Zhong	*(a)*	205,414,000	29.34%	17.34%
4. Mr. Liu Yong Jin	*(a)*	205,414,000	29.34%	17.34%
5. Mr. Wu Min Sheng	*(a)*	205,414,000	29.34%	17.34%
Name of supervisor				
1. Mr. Zhang Yong Li	*(a)*	205,414,000	29.34%	17.34%
2. Ms. Dong Xiao Qing	*(a)*	205,414,000	29.34%	17.34%

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in the entire issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 205,414,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors, supervisors and chief executive had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 to 5.67 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the three months ended 31 March 2005, none of the directors or supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2005, none of the directors or the supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 March 2005, the following interests of 5% or more of the issued share capital of the Company (except for Asian Technology Investment Company Limited which has only 4.22% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name		*Notes*	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital
1.	Peking University	*(a)*	Through a controlled corporation	310,000,000	44.28%	26.16%
2.	Beijing Beida Yu Huan Microelectronics System Engineering Company	*(a)*	Directly beneficially owned	85,000,000	12.14%	7.17%
3.	Beijing Beida Jade Bird Software System	*(a)*	Directly beneficially owned	110,000,000	15.71%	9.28%
4.	Beijing Beida Jade Bird Limited	*(a)*	Directly beneficially owned	115,000,000	16.43%	9.71%
5.	Heng Huat	*(b)*	Through a controlled corporation	205,414,000	29.34%	17.34%
6.	Dynamic Win	*(b)*	Directly beneficially owned	205,414,000	29.34%	17.34%
7.	New World CyberBase Limited	*(c)*	Interest of controlled corporation	84,586,000	12.08%	7.14%
8.	New View Venture Limited	*(c)*	Directly beneficially owned	84,586,000	12.08%	7.14%
9.	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14%	4.22%

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

  (i) 85,000,000 shares (representing approximately 7.17% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

  (ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

  (iii) 115,000,000 shares (representing approximately 9.71% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(b) The shares of the Company are held by Dynamic Win, which is wholly-owned by Heng Huat.

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section "Directors', supervisors and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, supervisors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Group.

AUDIT COMMITTEE

Pursuant to the Rule 5.28 of the GEM Listing Rules, the Company has set up an audit committee. In compliance with the Rule 5.29 of the GEM Listing Rules, the authority and responsibility of the audit committee has been properly written out. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has three members namely, the three independent non-executive directors, Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose. The audit committee has reviewed the first quarterly results for the three months ended 31 March 2005.

BOARD PRACTICES AND PROCEDURES

Throughout the three months ended 31 March 2005, the Company has complied with Rules 5.34 to 5.45 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the three months ended 31 March 2005, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 May 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

WWW

BEIDA JADE BIRD<08095> - Results Announcement (Q1, 2005, Summary)

Beijing Beida Jade Bird Universal Sci-Tech Company Limited announced on 13/05/2005
(stock code: 08095)

Year end date	:31/12/2005
Currency	:RMB
Auditors' report	:N/A
1st Quarterly Report Reviewed by	:Audit Committee

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

		(* Unaudited) Current Period from 01/01/2005 to 31/03/2005 RMB'000	(* Unaudited) Last Corresponding Period from 01/01/2004 to 31/03/2004 RMB'000
Turnover	:	16,090	22,212
Profit/(Loss) from Operations	:	(3,293)	283,839
Finance cost	:	(3,624)	(2,875)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entites	:	N/A	N/A
Profit/(Loss) after Taxation & MI	:	(5,607)	281,420
% Change Over the Last Period	:	N/A	
EPS / (LPS)			
Basic (in dollar)	:	(RMB 0.005)	RMB 0.255
Diluted (in dollar)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit (Loss) after ETD Items	:	(5,607)	281,420
1st Quarter Dividends per Share	:	NIL	RMB one cent
(specify if with other options)	:	N/A	N/A
B/C Dates for 1st Quarter Dividends	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A	

(bdi: both days inclusive)

For and on behalf of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

Signature :
Name : Wong Tak Chuen
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and

that there are no other matters the omission of which would make the Information herein inaccurate or misleading.The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Remarks:

1. Principal Activities and Basis of Presentation

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The Unaudited Quarterly Results of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKAS") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited. They have been prepared under historical cost convention, except for available-for-sale financial assets that have been measured at fair value. The principal accounting policies used in the preparation of the Unaudited Quarterly Results are consistent with those adopted in the preparation of the consolidated annual financial statements of the Group for the year ended 31 December 2004, except for those mentioned below.

In the first quarter of 2005, the Group has adopted, for the first time, a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for the accounting periods beginning on or after 1 January 2005.

The major effects of the new HKFRSs, which have had a material impact on the Unaudited Quarterly Results, are set out below:

The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" requires the Group's long term investment be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the Group's accounting policy adopted before. The fair value amount is estimated using the market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value amount. Accordingly, the estimates made by the Group are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount. The effect of adopting HKAS 39 was to increase the consolidated investment revaluation reserve as at 1 January 2005 by approximately RMB286 million. As at 31 March 2005, the fair value of the long term investment was decreased by approximately RMB60 million as compared to that on 1 January 2005.

The adoptions of HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets" have resulted in ceasing goodwill amortisation and to test for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2005. The transitional provisions of HKFRS 3 have required the Group to eliminate the carrying amount of accumulated amortisation of RMB17,342,000 with a corresponding decrease in goodwill.

2. (Loss)/earnings per share

The calculation of loss per share of RMB0.5 cents (2004: earnings per share of RMB25.5 cents) for the three months ended 31 March 2005 was based on loss attributable to shareholders of RMB5,607,000 (2004: profit attributable to shareholders of RMB281,420,000) and on the weighted average number of 1,184,800,000 shares (2004: 1,104,000,000 shares) in issue.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

ANNOUNCEMENT

The Directors refer to the English version of the announcement of the Notice of Annual General Meeting published on 13 May 2005 (the "Notice of AGM"). The Directors wish to clarify that due to typo error, the date of the register of holders of H shares of the Company, as set out in Note A to the Notice of Annual General Meeting, should be closed from 28 May 2005 instead of 28 May 2004.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 17 May 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

YYY

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited



FIRST QUARTERLY RESULTS REPORT

FOR THE THREE MONTHS ENDED 31 MARCH 2005

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 8095)

FIRST QUARTERLY RESULTS REPORT FOR THE THREE MONTHS ENDED 31 MARCH 2005

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FIRST QUARTERLY RESULTS (UNAUDITED)

The board of directors (the "Board") of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") and its subsidiaries (collectively as the "Group") is pleased to announce the unaudited consolidated results of the Group for the three months ended 31 March 2005 together with the unaudited comparative figures for the corresponding period in 2004 as follows:

		For the three months ended	
		31 March 2005	**31 March 2004**
	Notes	*RMB'000*	*RMB'000*
Turnover	2	16,090	22,212
Investment income, other revenue and gains	3	100	289,223
Operating expenses:			
Materials and equipment		(12,468)	(17,560)
Employee costs		(4,822)	(5,331)
Depreciation of property, plant and equipment		(471)	(467)
Amortisation of goodwill and intangible assets		(60)	(1,472)
Other operating expenses		(1,662)	(2,766)
Total operating expenses		(19,483)	(27,596)
(LOSS)/PROFIT FROM OPERATING ACTIVITIES		(3,293)	283,839
Finance income/(costs)			
Interest income		813	508
Interest expense		(3,624)	(2,875)
Exchange loss		(485)	(1,288)
(Loss)/profit before tax		(6,589)	280,184
Tax	4	-	-
(Loss)/profit before minority interests		(6,589)	280,184
Minority interests		982	1,236
(Loss)/profit attributable to shareholders		(5,607)	281,420
(Loss)/earnings per share – basic (RMB cents)	5	(0.5)	25.5

1. **Principal Activities and Basis of Presentation**

The Group is principally engaged in the research, development, production, marketing and sales of embedded systems, including network security products, wireless fire alarm systems, application specific integrated circuits, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sales of computer products and the provision of total solution services through application of its existing embedded system products.

The Unaudited Quarterly Results of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKAS") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Rules Governing the Listing of Securities on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited. They have been prepared under historical cost convention, except for available-for-sale financial assets that have been measured at fair value. The principal accounting policies used in the preparation of the Unaudited Quarterly Results are consistent with those adopted in the preparation of the consolidated annual financial statements of the Group for the year ended 31 December 2004, except for those mentioned below.

In the first quarter of 2005, the Group has adopted, for the first time, a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for the accounting periods beginning on or after 1 January 2005.

The major effects of the new HKFRSs, which have had a material impact on the Unaudited Quarterly Results, are set out below:

The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" requires the Group's long term investment be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the Group's accounting policy adopted before. The fair value amount is estimated using the market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value amount. Accordingly, the estimates made by the Group are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount. The effect of adopting HKAS 39 was to increase the consolidated investment revaluation reserve as at 1 January 2005 by approximately RMB286 million. As at 31 March 2005, the fair value of the long term investment was decreased by approximately RMB60 million as compared to that on 1 January 2005.

The adoptions of HKFRS 3 "Business Combinations" and HKAS 36 "Impairment of Assets" have resulted in ceasing goodwill amortisation and to test for impairment annually at the cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2005. The transitional provisions of HKFRS 3 have required the Group to eliminate the carrying amount of accumulated amortisation of RMB17,342,000 with a corresponding decrease in goodwill.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts; and the value of services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on consolidation.

	For the three months ended	
	31 March 2005	31 March 2004
	RMB'000	*RMB'000*
Turnover		
Sales of embedded systems and related products	6,933	20,721
Sales of computer products	9,136	893
Provision of total solution services	21	598
	16,090	22,212

3. Investment income, other revenue and gains

	For the three months ended	
	31 March 2005	31 March 2004
	RMB'000	*RMB'000*
Gain on disposal of long term investment *(Note a)*	–	289,214
Others	100	9
	100	289,223

Note (a) Gain on disposal of long term investment for the three months ended 31 March 2004 represents the gain of approximately RMB289,214,000 on disposal of 156,842,000 ordinary shares in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

4. Taxation

Hong Kong profits tax has not been provided as the Group has no assessable profits arising in Hong Kong during the period (2004: Nil). Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof. No profits tax or income tax has been provided for the three months ended 31 March 2005 (2004: Nil).

There was no material unprovided deferred tax for the three months ended 31 March 2005 (2004: Nil).

5. (Loss)/earnings per share

The calculation of loss per share of RMB0.5 cents (2004: earnings per share of RMB25.5 cents) for the three months ended 31 March 2005 was based on loss attributable to shareholders of RMB5,607,000 (2004: profit attributable to shareholders of RMB281,420,000) and on the weighted average number of 1,184,800,000 shares (2004: 1,104,000,000 shares) in issue.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the three months ended 31 March 2005 (2004: RMB1 cent per share).

MOVEMENTS OF RESERVES

There was no movements of the Group's reserves for the relevant periods in 2005 and 2004 except those disclosed as below:

	Investment Revaluation Reserve		Retained Profits	
	2005	2004	2005	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As at 1 January:				
As previously reported	–	–	269,247	83,421
First adoption of HKAS39	285,927	–	–	–
	285,927	–	269,247	83,421
Net (loss)/profit for the period	–	–	(5,607)	281,420
Decrease in fair value of long term investment for the period	(59,996)	–	–	–
As at 31 March	225,931	–	263,640	364,841

FINANCIAL REVIEW

Turnover

The unaudited consolidated turnover of the Group for the three months ended 31 March 2005 amounted to RMB16,090,000, representing a decrease of 28% as compared to the corresponding period in 2004.

The decrease in turnover was mainly due to the decrease in sales of embedded system products.

For the three months period ended 31 March 2005, the turnover from the sales of embedded system products and related products and sales of computer products were approximately 43% and 57% respectively.

Operating Loss

The operating loss of the Group for the three months ended 31 March 2005 amounted to RMB3,293,000 (2004: operating profit of RMB283,839,000). The significant profit in the corresponding period in 2004 was mainly attributable to the gain on disposal of part of its shares investment in SMIC in March 2004 which was amounted to RMB289,214,000. The operating loss resulted for the period was primarily due to the competitive IT market in the PRC.

Finance Cost

The interest expenses increased from RMB2.9 million in the corresponding period in 2004 to RMB3.6 million for the current period as a result of the rise in market interest rate in the PRC.

Loss Attributable to Shareholders

The loss attributable to shareholders and loss per share of the Group for the three months ended 31 March 2005 were RMB5,607,000 and RMB0.5 cents respectively.

BUSINESS REVIEW

Network Security Products

The Group has completed the research and development of the embedded virus protection technology and continue develop centralised control channel technology. The Group has completed 18 sets of Beida Jade Bird net gate firewall JB-FW1/100 and 4 sets of net gate firewall JB-FW1/1000. The Group has participated in commerce information security industry meeting of Chinese Information Industry Chamber which was held by the Chinese Information Industry Association.

Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft"), a subsidiary of the Group, has completed the research and development of IP address management system. Wuhan Netsoft is developing the network management platform system software NetSureExpert 5.3.0.1 version products. During the period, Wuhan Netsoft has signed up service agreements with Sinosoft Group, Wuhan Yuanheng Technology Ltd, Beijing Oriental Xietong Information Ltd, Beijing Oriental Liangdian Network Technology Ltd, Wuhan Tongchuang Technology Ltd and Henan Ideal Technology Ltd.

Wireless Fire Alarm System

The Group has completed the research and development of anti-explosion technology in fire disaster and is developing the application of embedded system in fire control domain, the infrared light string survey technology and conducted research and development of low pressure carbon dioxide controller technology. The company has completed the research and development of the explosion-proof feeling smoke detector and the explosion-proof feeling warm detector. The company now researches and develops the feeling smoke detector (the PIC16F676 chip), the liquid crystal floor monitor and the non-address feeling smoke detector.

During the period, the Group completed the Beijing Youansheng Fire Protection Technology Ltd's Zhongtiejian General Hospital Project, Beijing Qingkai Property Development Ltd's Wangjiayuan Building Project, the Dongguan Municipal Public Security Bureau and Beihai Jia Lai Hotel Project.

In addition, the Group also participated in 2005 International Static Electricity Conferences in Beijing held by China Physics Society.

Semiconductor Manufacturing International Corporation ("SMIC")

SMIC reported an increase in capacity to 131,172 8-inch equivalent wafers per month and a utilization rate of 85% in the first quarter of 2005.

At the same time, SMIC has received its TL9000 Quality Management System certification from the British Standard Institute, demonstrating SMIC's commitment to provide only the highest quality products and services.

Besides, in January 2005, SMIC has resolved its pending patent and trade secret litigations with Taiwan Semiconductor Manufacturing Company Limited. The settlement terms provide the dismissal of all pending legal actions without prejudice between the two companies and these two companies will cross license to each other's patent portfolio through December 2010. This peaceful settlement is in the best interests of the SMIC's long term development.

GOVERNMENT APPROVALS AND AWARDS

In March 2005, JTW-ZD-LN2110-Ex 24VDC fixed temperature fire detector, JTY-GD-LN2110-Ex 24VDC optics and electron feeling smoke fire detector and J-SAP-M-JBF-101F-Ex 24VDC manual fire alarm button has obtained, respectively, the explosion-proof certificates which were issued by the National Explosion-Proof Electricity Product Quality Surveillance Test Center.

MARKETING ACTIVITIES

During the period, Wuhan Netsoft has held various exhibitions relating to network management software in Beijing, Shanghai, Hangzhou, Nanjing and Suzhou.

OUTLOOK

The Group continues to optimize its existing business operating structure in light of the competitive IT marketplace in the PRC. On taking its first move to extend the Group's business into the property sector in Beijing in March 2005, the Group strives to secure this opportunity by completing the acquisition of 44% interest in such transportation hub property project in city centre of Beijing as soon as possible. The Board is confident that, on one hand, the project will bring in significant contribution to the Group; and on the other hand, the Group will strengthen the relationship with Peking University through the close cooperation among those companies related to the Peking University in this property development consortium.

DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 March 2005, the interests and short positions of the directors, supervisors and chief executive in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant

to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by directors, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in ordinary shares of the Company:

		Note	**Number of shares held, capacity and nature of beneficiary interest of a trust**	**Approximate percentage of the Company's total issued domestic share capital**	**Approximate percentage of the Company's total issued share capital**
Name of director					
1.	Mr. Xu Zhen Dong	*(a)*	205,414,000	29.34%	17.34%
2.	Mr. Xu Zhi Xiang	*(a)*	205,414,000	29.34%	17.34%
3.	Mr. Zhang Wan Zhong	*(a)*	205,414,000	29.34%	17.34%
4.	Mr. Liu Yong Jin	*(a)*	205,414,000	29.34%	17.34%
5.	Mr. Wu Min Sheng	*(a)*	205,414,000	29.34%	17.34%
Name of supervisor					
1.	Mr. Zhang Yong Li	*(a)*	205,414,000	29.34%	17.34%
2.	Ms. Dong Xiao Qing	*(a)*	205,414,000	29.34%	17.34%

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in the entire issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 205,414,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors, supervisors and chief executive had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 to 5.67 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE H SHARES

Save as disclosed above, during the three months ended 31 March 2005, none of the directors or supervisors was granted options to subscribe for H shares of the Company. As at 31 March 2005, none of the directors or the supervisors had any rights to acquire H shares in the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 March 2005, the following interests of 5% or more of the issued share capital of the Company (except for Asian Technology Investment Company Limited which has only 4.22% of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name		Notes	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital
1.	Peking University	*(a)*	Through a controlled corporation	310,000,000	44.28%	26.16%
2.	Beijing Beida Yu Huan Microelectronics System Engineering Company	*(a)*	Directly beneficially owned	85,000,000	12.14%	7.17%
3.	Beijing Beida Jade Bird Software System	*(a)*	Directly beneficially owned	110,000,000	15.71%	9.28%
4.	Beijing Beida Jade Bird Limited	*(a)*	Directly beneficially owned	115,000,000	16.43%	9.71%
5.	Heng Huat	*(b)*	Through a controlled corporation	205,414,000	29.34%	17.34%
6.	Dynamic Win	*(b)*	Directly beneficially owned	205,414,000	29.34%	17.34%
7.	New World CyberBase Limited	*(c)*	Interest of controlled corporation	84,586,000	12.08%	7.14%
8.	New View Venture Limited	*(c)*	Directly beneficially owned	84,586,000	12.08%	7.14%
9.	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14%	4.22%

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.17% of the Company's total share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

(iii) 115,000,000 shares (representing approximately 9.71% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(b) The shares of the Company are held by Dynamic Win, which is wholly-owned by Heng Huat.

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section "Directors', supervisors and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, supervisors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Group.

AUDIT COMMITTEE

Pursuant to the Rule 5.28 of the GEM Listing Rules, the Company has set up an audit committee. In compliance with the Rule 5.29 of the GEM Listing Rules, the authority and responsibility of the audit committee has been properly written out. The primary duties of the audit committee are to review the financial reporting process and internal control system of the Company. The audit committee has three members namely, the three independent non-executive directors, Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose. The audit committee has reviewed the first quarterly results for the three months ended 31 March 2005.

BOARD PRACTICES AND PROCEDURES

Throughout the three months ended 31 March 2005, the Company has complied with Rules 5.34 to 5.45 of the GEM Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S H SHARES

For the three months ended 31 March 2005, the Company did not purchase, sell or redeem any of the Company's H shares.

By order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 13 May 2005

As at the date of this report, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive directors.

888

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

FURTHER DELAY IN DESPATCH OF CIRCULAR IN RELATION TO THE MAJOR AND CONNECTED TRANSACTION

The despatch of the Circular will be further delayed from 31 May 2005 to 21 June 2005.

Reference is made to the announcement of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 24 March 2005 (the "Announcement") in relation to the proposed acquisition of 44% equity interest in Beijing Chengjian Donghua Real Estate Development Company Limited (the "Acquisition") and the Company's announcements dated 18 April 2005 and 10 May 2005 in relation to the respective delay and further delay in despatch of circular in respect of the Acquisition (the "Circular"). Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rule 19.38 and Rule 20.49 of the GEM Listing Rules, the Company is required to despatch the Circular to its shareholders within 21 days after the publication of the Announcement, which is 19 April 2005. The Company has applied to and such application was approved by the Stock Exchange for an extension for the time of despatch of the Circular to on or before 31 May 2005.

Given that additional time is required by the reporting accountants to finalise certain financial information for the accountants' report of Donghua for the three years ended 31 December 2004, in particular, confirmations from debtors, creditors and banks, the despatch of the Circular will be further delayed. The Company has applied to the Stock Exchange for a further waiver from strict compliance with Rule 19.38 and Rule 20.49 of the GEM Listing Rules to delay the despatch of the Circular to on or before 21 June 2005.

By Order of the Board of
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 May 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

FURTHER DELAY IN DESPATCH OF CIRCULAR IN RELATION TO THE MAJOR AND CONNECTED TRANSACTION

The despatch of the Circular will be further delayed from 21 June 2005 to 30 June 2005.

Reference is made to the announcement of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") dated 24 March 2005 (the "Announcement") in relation to the proposed acquisition of 44% equity interest in Beijing Chengjian Donghua Real Estate Development Company Limited (the "Acquisition") and the Company's announcements dated 18 April 2005, 10 May 2005 and 30 May 2005 in relation to the delay in despatch of circular in respect of the Acquisition (the "Circular"). Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rule 19.38 and Rule 20.49 of the GEM Listing Rules, the Company is required to despatch the Circular to its shareholders within 21 days after the publication of the Announcement, which is 19 April 2005. The Company had applied to the Stock Exchange for an extension of time to despatch the Circular and such applications were approved by the Stock Exchange. As stated in the Company's announcement dated 30 May 2005, the date of despatch of the Circular was extended to on or before 21 June 2005.

Given that additional time is required by the Company to gather further information in relation to the current status of the land use right certificate application by Donghua. The Company has applied to the Stock Exchange for a further waiver from strict compliance with Rule 19.38 and Rule 20.49 of the GEM Listing Rules to delay the despatch of the Circular to on or before 30 June 2005.

By Order of the Board of
Beijing Beida Jade Bird Universal
Sci-tech Company Limited
Xu Zhen Dong
Chairman

Beijing, the PRC, 20 June 2005

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, Mr. Wu Min Sheng and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

6616

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

JBU
青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2004

The directors are pleased to announce that all the ordinary resolutions and the special resolution were approved by the shareholders by way of show of hands at the annual general meeting for the year 2004 of the Company held on 28 June 2005.

The annual general meeting ("AGM") for the year 2004 of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Tuesday, 28 June 2005 at 11:30 a.m. Shareholders in person or by proxy in aggregate holding 620,000,000 shares carrying voting rights, representing 52.33% of the total share capital (being 1,184,800,000 shares) of the Company carrying voting rights, attended the AGM.

Each of the following resolutions was passed as an ordinary resolution by way of show of hands at the AGM:-

1. The Report of the Directors for the year 2004 was approved;
2. The Report of the Supervisory Committee for the year 2004 was approved;
3. The audited consolidated financial statements and report of the auditors for the year 2004 was approved;

4. The proposal for nil final dividend for the year 2004 was approved;

5. The appropriation to statutory surplus reserve and statutory public welfare fund for the year 2004 was approved;

   In accordance with the laws and regulations in the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% of its profit after taxation, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund, respectively. For the year ended 31 December 2004, approximately RMB23,390,000 and RMB11,695,000 have been appropriated to statutory reserve and statutory welfare fund, respectively.

6. The resignation of Mr.Wu Min Sheng as director of the Company was approved and became effective immediately.

7. The remuneration proposals for Directors and Supervisors of the Company for the year 2005 were approved.

8. The re-appointment of Messrs. Ernst & Young as auditors for the year 2005 was approved and the Directors were authorized to fix their remuneration;

The following resolution was passed as a special resolution by way of show of hands at the AGM:

9. (I) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions :

   (a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company otherwise than pursuant to any share option scheme adopted by the Company shall not exceed:

      (i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

      (ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue.

   in each case as at the date of this Resolution; and

   (c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB 0.1 each, which are held in Renminbi by PRC investors and promoters of the Company;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 0.1 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(II) Contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorized to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant the PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (II) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.

By Order of the Board
Xu Zhen Dong
Chairman

Beijing, the PRC, 28 June 2005.

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long, and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from its date of publication.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司

Beijing Beida Jade Bird Universal Sci-Tech Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 8095)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of the holders of Promoter Shares and H Shares of 北京北大青鳥環宇科技股份有限公司 (Beijing Beida Jade Bird Universal Sci-Tech Company Limited) (the "Company") will be held at Room 301, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC at 11:00 a.m. on Friday, 19 August 2005 for the purpose of considering and, if thought fit, passing the following as an ordinary resolution:

ORDINARY RESOLUTION

THAT:

(a) the conditional share transfer agreement (the "Share Transfer Agreement") dated 24 March 2005 and entered into between 北京北大青鳥有限責任公司 (Beijing Beida Jade Bird Limited) (the "Vendor") and the Company (a copy of which is produced to the meeting marked "A" and signed by the chairman of the meeting for the purposes of identification) in relation to, among other matters, the Acquisition (as defined in the circular (the "Circular") of the Company to its shareholders dated 30 June 2005) (a copy of the Circular is produced to the meeting marked "B" and signed by the chairman of the meeting for the purposes of identification) be and it is hereby approved in all respects and all the transactions contemplated thereby be and they are hereby approved; and

(b) the directors (the "Directors") of the Company be and they are hereby authorised to take all actions which are in their opinion necessary, appropriate, desirable or expedient for the implementation and completion of the Share Transfer Agreement and the transactions contemplated thereby and all other matters incidental thereto or in connection therewith and to agree to the variation and waiver of any of the matters relating thereto that are, in the opinion of the Directors, not material to transactions contemplated thereby and are in the best interests of the Company.

By order of the board of directors
Xu Zhen Dong
Chairman

Beijing, the PRC, 30 June 2005

Notes:

(A) The H Share register of the Company will be closed from Wednesday, 20 July 2005 to Friday, 19 August 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's H Share Register of Members at the close of business on Tuesday, 19 July 2005, are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(Fax no.: 2865-0990)

(B) Holders of Promoter Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (Fax No.(852) 2865-0990) (for holders of H Shares) or to the place of business of the Company in Beijing (for Promoter Shares) not later than 20 days before the date of the Special General Meeting, i.e. no later than Friday, 29 July 2005.

The place of business of the Company in Beijing:

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC
Fax no: 86-10-62758434

(C) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Promoter Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of Promoter Shares, except that the proxy form or other documents of authority must be delivered to the place of business of the Company in Beijing, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(I) Beijing Beida Jade Bird Limited, together with its associates (as defined in the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM Listing Rules")), will abstain from voting in relation to the ordinary resolution as set out in the notice convening the Special General Meeting.

(J) Pursuant to Rule 20.52 of the GEM Listing Rules, the vote of the Independent Shareholders (as defined in the Circular) to be cast at the Special General Meeting in relation to the ordinary resolution as set out in the notice convening the Special General Meeting shall be taken by poll.

As at the date of this announcement, Mr. Xu Zhen Dong, Mr. Xu Zhi Xiang and Mr. Zhang Wan Zhong are executive Directors, Mr. Lo Lin Shing, Simon, Mr. Liu Yong Jin, Mr. Hao Yi Long and Mr. Li Li Xin are non-executive Directors and Mr. Wang Chao Yong, Professor Nan Xiang Hao and Professor Chin Man Chung, Ambrose are independent non-executive Directors.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

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青鸟环宇
JADE BIRD UNIVERSAL

北京北大青鳥環宇科技股份有限公司
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 8095)

Proxy Form for Special General Meeting to be held on Friday, 19 August 2005
(or at any adjournment thereof)

No. of shares to which this Proxy relates[2]	
Type of Shares (Promoters' Shares or H Shares) to which this Proxy relates[2]	

I/We[1] ______________________________
(of ______________________________)
being the registered holder(s) of Promoters' Share(s)/H Share(s)[3] of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") HEREBY APPOINT the Chairman of the Special General Meeting or[4] ______________________________
(of ______________________________)
as my/our proxy at the Special General Meeting (the "SGM") (and at any adjournment thereof) of the Company to be held at Meeting Room 301, 3rd Floor, Beida Jade Bird Building, No. 207 Chengfu Road, Haidian District, Beijing, the PRC on Friday, 19 August 2005 at 11:00 a.m. for the purpose of considering and if thought fit, passing the Ordinary Resolution as set out in the Notice convening the SGM dated 30 June 2005 and at the SGM (or at any adjournment thereof) to vote on my/our behalf in respect of the Resolution as directed below:-

	For[5]	Against[5]
Ordinary Resolution		

Signed this __________ day of __________, 2005 Signature(s) ______________________________
Holder(s) of Promoters' Shares or H Shares

Notes:

1. Full name(s) (in Chinese and English) and registered address(es) (as shown in the register of members) to be inserted in BLOCK LETTERS.
2. Please insert the number of Promoters' Shares or H Shares relates to this proxy form. If no number is inserted, this proxy form will be deemed to relate to all such shares in the capital of the Company registered in your name(s).
3. Please delete as appropriate.
4. A proxy need not be a member of the Company. A holder of Promoters' Shares or H Shares is entitled to appoint a proxy to attend and, in the event of a poll, vote in his stead. If such an appointment is made, you may delete the words "the Chairman of the Special General Meeting or" and insert the name and address of the person appointed as proxy in the space provided. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
5. Please indicate with a "✓" in the appropriate space how you wish the proxy to vote on your behalf on a poll. If this form is returned duly signed, but without any such indication, the proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the SGM other than those referred to in the Notice convening the SGM.
6. In the case of joint holders, the vote of the senior who tenders as vote, whether in person or by proxy or by representative, will be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be under its common seal or under the hand of an officer or attorney duly authorised.
8. To be valid, this proxy form together with any power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited with the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG not less than 24 hours before the time appointed for holding the SGM or any adjournment thereof.
9. Completion and delivery of the proxy form will not preclude you from attending and voting at the SGM if you so wish.
10. The description of this resolution is by way of summary only. The full text appears in the Notice of the SGM dated 30 June 2005.